Exhibit 99.1
Dear Shareholders,
In early 2024, we announced our intention to separate Holcim’s North American business. I am delighted to report that the newly spun-off company, which will be known as Amrize, will be the largest building solutions company focused exclusively on the North American market, offering customers a broad range of advanced building solutions from foundation to rooftop. This will also mark the start of Holcim’s next era of value creation as the leading partner for sustainable construction in the most attractive markets outside North America.
This new chapter of growth has been made possible thanks to the outstanding leadership of our empowered teams around the world delivering strong results year after year. Together, we have brought Holcim to a new level of financial performance, with a superior earnings profile, competitive margins and a strong balance sheet giving us the strength to create two champions.
As distinct, independently traded entities, Holcim and Amrize will both benefit from a sharpened strategic and operational focus, with dedicated management teams to capitalize on the unique opportunities in their respective markets. As a result, they will strive to accelerate growth and unlock value for all stakeholders.
Amrize’s future opportunity is rooted in years of proven performance and profitable growth as part of Holcim. With over 1,000 sites and facilities and 19,000 employees across North America, Amrize is the largest provider of cement in the United States and Canada by sales and production volume, the second largest commercial roofing company in North America as measured by sales, and a leader in advanced wall systems. Amrize is also among the two largest aggregates companies in 85% of the markets in which it operates, and is strongly positioned in ready-mix concrete.
With a focus on North America, Amrize is strategically positioned to capitalize on the strong construction spend and infrastructure investments across the region. As an independent company, it will unleash its full potential to be the partner of choice for our customers. The listed company will pursue growth-focused capital allocation priorities and a U.S. dollar-based tailored capital structure, creating a distinct and compelling investment profile.
We plan to list ordinary shares of Amrize on the New York Stock Exchange and on the SIX Swiss Exchange under the symbol “AMRZ.”
Following the completion of the spin-off, Holcim shareholders will continue to hold their Holcim shares, and Holcim will aim to further advance its leadership in advanced building solutions. Backed by its track record of superior financial performance, Holcim will aim to accelerate decarbonization and circularity as drivers of profitable growth, while continuing to invest in value-accretive acquisitions.
The spin-off will strengthen Holcim’s ability to create value via its diversified footprint and leading market positions across Europe, Latin America, Asia, the Middle East and Africa. It will aim to keep delivering competitive margins, cash generation and attractive shareholder returns through dividends and opportunistic share buybacks, offering a compelling investment profile.
I have never been more excited about the next step of growth and value creation for our business. As independent companies, I believe that Holcim and Amrize are now positioned to unlock their full potential.
We thank you for your continued partnership and investment in our future.
Sincerely,
Jan Jenisch
Chairman of the Holcim Board of Directors
Chairman Designate of the Amrize Board of Directors

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.
PRELIMINARY AND SUBJECT TO COMPLETION, DATED MAY 7, 2025
INFORMATION STATEMENT
Amrize Ltd
Ordinary Shares
This information statement is being furnished in connection with the distribution (the “Distribution”) by Holcim Ltd (“Parent”) to its shareholders of ordinary shares of Amrize Ltd (the “Company”), a wholly-owned subsidiary of Parent. Prior to such Distribution, we, Parent and each of our applicable affiliates will consummate a series of internal reorganization transactions to separate us from Parent (the “Separation”), resulting in us owning the business, activities and operations of Parent and its affiliates in the United States, Canada and Jamaica (the “Amrize Territories”), including the manufacturing of cement, aggregates, ready-mix concrete, asphalt, roofing systems and other building solutions in the Amrize Territories, as well as certain support operations in Colombia and certain trading operations (collectively, the “Amrize Business”) and Parent continuing to own the business, activities and operations of Parent and its affiliates outside of the Amrize Territories, including the manufacturing of cement, aggregates, ready-mix concrete and other products outside the Amrize Territories, as well as certain other support operations in Colombia (the “Holcim Business”), as more fully described in this information statement (the Separation and Distribution together, the “Spin-off”). After the Separation, Parent will cause UBS AG, as the Swiss settlement agent, to effect the Distribution by distributing ordinary shares of the Company (“Company Shares”) to holders of ordinary shares of Parent (“Parent Shares”) on a pro rata basis as a dividend-in-kind. For each Parent Share held by you as of the close of business on    (the “Cum-Dividend Date” for the Distribution), you will receive one Company Share (the “Distribution Ratio”). Immediately after the Distribution is completed, Parent will not own any Company Shares and the Company will be an independent, publicly traded company.
The Distribution is subject to certain conditions, as set forth in this information statement. Approval of certain matters required for the Distribution is being sought from the holders of Parent Shares at a general meeting of Parent’s shareholders to be held at 9:00 a.m., Zurich time, on May 14, 2025 at Bossard Arena, General-Guisan-Strasse 4, 6300 Zug, Switzerland (the “Holcim Annual General Meeting 2025”). In connection with and prior to the Holcim Annual General Meeting 2025, Parent published a meeting invitation and shareholder information brochure (the “Holcim Shareholder Meeting Materials”) on April 14, 2025. The Holcim Shareholder Meeting Materials describe the procedures for voting Parent Shares and other details regarding the Holcim Annual General Meeting 2025. As a result, this information statement does not contain a proxy and is not intended to constitute solicitation material under the U.S. federal securities laws.
By the time you receive this document in completed form, the Distribution and certain related matters may have been approved by holders of Parent Shares and certain other conditions to the Distribution may have been satisfied. However, because this information statement is being filed with the U.S. Securities and Exchange Commission (the “SEC”) prior to the completion of those steps, the descriptions contained in this information statement are written from the perspective that they have not yet occurred.
You will not be required to make any payment or surrender or exchange your Parent Shares or take any other action to receive Company Shares, except as described in “The Separation and Distribution—When and How You Will Receive Company Shares—Holders of Parent Shares in Physical Certificated Form” with respect to holders of physical certificates representing Parent Shares.
The Distribution is intended to be tax-free to holders of Parent Shares for U.S. federal income tax purposes and is intended to be tax-neutral to holders of Parent Shares for Swiss tax purposes. See “Material U.S. Federal Income Tax Consequences of the Distribution” and “Material Swiss Tax Consequences of the Spin-off.” You should consult your tax advisor as to the particular consequences of the Distribution to you, including the applicability and effect of any U.S. federal, state and local, Swiss and other foreign tax laws.
A public market for Company Shares does not currently exist. We have applied to list Company Shares on the New York Stock Exchange (“NYSE”) under the symbol “AMRZ.” We have also received approval to list Company Shares on the SIX Swiss Exchange (“SIX”) subject to technical deliverables as customarily required. The

Distribution is contingent upon NYSE approving the listing of Company Shares and SIX approving the listing of Company Shares subject to technical deliverables as customarily required. We expect that Company Shares will commence trading on a standalone basis on NYSE at 9:30 a.m., New York City time, and on SIX at 9:00 a.m., Zurich time, on     (the “Ex-Dividend Date”). If you hold your Parent Shares in book-entry form with a custodian bank or broker through SIX SIS AG, the central securities depositary for Parent Shares (“SIX SIS”), we expect that your bank or broker will credit your custody account with the number of Company Shares you are entitled to receive in the Distribution on or after the Ex-Dividend Date, at which time you should be able to commence trading your Company Shares. There will not be any trading of Company Shares on a “when-issued” basis before the Ex-Dividend Date.
This information statement describes our business, our relationship with Parent and how the Spin-off affects Parent and its shareholders and provides other information to assist you in evaluating the benefits and risks of holding or disposing of Company Shares that you will receive in the Distribution. You should be aware of certain risks relating to the Spin-off, our business and ownership of Company Shares, which are described under the section of this information statement entitled “Risk Factors.”
This information statement is being furnished solely to provide information to holders of Parent Shares who are entitled to receive Company Shares in the Distribution. This information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities or securities of Parent. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and none of us, Parent, our Board of Directors (the “Board of Directors”) or the Parent Board of Directors (the “Parent Board of Directors”) undertake any obligation to update such information, except in the normal course of our and Parent’s public disclosure obligations and practices and as required by applicable law.
At the time our registration statement, of which this information statement is a part, is declared effective by the SEC, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, in accordance with the Exchange Act, we will file periodic reports (including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K) and other information with the SEC. The SEC maintains a website, www.sec.gov, that contains periodic reports and other information regarding issuers, like us, that file electronically with the SEC. We encourage you to review our periodic reports and any other information we file with the SEC when they are made available, as they will contain important information about us and the Company Shares, in particular for periods after the date of this information statement. See “Where You Can Find More Information.”
In reviewing the information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 22.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.
This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.
The date of this information statement is    .

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PRESENTATION OF INFORMATION
Unless the context otherwise requires, references in this information statement to (i) the “Company” refer to Amrize Ltd, a Swiss corporation, (ii) “Amrize,” “we,” “us” and “our” refer to the Company and its consolidated subsidiaries after giving effect to the Spin-off and (iii) “Holcim” refer to Parent and its consolidated subsidiaries (including Amrize for the period prior to the Spin-off).
As of the date of this information statement, the Company has no standalone business operations and holds no assets or liabilities of any kind other than those incidental to its formation and the Spin-off. Prior to the Distribution, we, Parent and each of our applicable affiliates will consummate the Separation by effecting a series of internal reorganization transactions to establish a new legal entity structure such that, shortly before the Distribution, in accordance with the Separation and Distribution Agreement and the Ancillary Agreements (each as defined in “Certain Relationships and Related Person Transactions—Agreements with Parent”), Parent and its subsidiaries will transfer to us all of Parent’s and its subsidiaries’ respective rights, title and interest in and to the Amrize Assets (as defined in “Certain Relationships and Related Person Transactions—Agreements with Parent”), including all of the outstanding shares of capital stock or other ownership interests in certain specified legal entities that will form Amrize. As a result, following the Spin-off, the Company will own and operate the Amrize Business and Parent will continue to own and operate the Holcim Business. It is expected that certain portions of the Separation, including the transfer of the shares of Holcim Participations (US) Inc., will occur on or around May 15, 2025 (the “Asset Transfer”), and that other portions of the Separation, including the transfer of certain intellectual property, will occur on or around June 1, 2025. The transfer of the remaining Amrize Assets and assumption of the remaining Amrize Liabilities (as defined in “Certain Relationships and Related Person Transactions—Agreements with Parent”) are expected to occur shortly prior to the Distribution. See “Certain Relationships and Related Person Transactions—Agreements with Parent.”
Unless the context otherwise requires, the information included in this information statement about us assumes the completion of the Spin-off. This information statement describes the assets, liabilities and businesses to be transferred to us by Holcim in the Separation as if such assets, liabilities and businesses were our assets, liabilities and businesses for all historical periods described. References in this information statement to our historical assets, liabilities, products, businesses or activities are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the transferred businesses as conducted as part of Holcim prior to the Spin-off. Information in this information statement with respect to the assets and liabilities of Amrize and Holcim following the Spin-off is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires. For additional information regarding the Separation and Distribution Agreement, see “Certain Relationships and Related Person Transactions—Agreements with Parent—The Separation and Distribution Agreement.”
References to “$” in this information statement shall be deemed references to U.S. dollars. References to “€” in this information statement shall be deemed references to Euros. References to “CAD” in this information statement shall be deemed references to Canadian dollars. References to “CHF” in this information statement shall be deemed references to Swiss francs. References to “MXN” in this information statement shall be deemed to be references to Mexican pesos. Certain amounts, percentages and other figures presented in this information statement have been subject to rounding adjustments. Accordingly, figures shown as totals or percentages may not represent the arithmetic summation or calculation of the figures that accompany them.
FINANCIAL STATEMENT INFORMATION
The Company is a wholly-owned subsidiary of Parent, and the results of the Amrize Business were historically consolidated under Parent and reported under its North America and Solutions & Products segments. The Company has no operating history as a standalone company. As a result, separate financial statements have not historically been prepared for the Company. The audited historical combined financial statements for the Company and its subsidiaries as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 and the unaudited historical condensed combined financial statements for the Company and its subsidiaries as of March 31, 2025 and for the three months ended March 31, 2025 and 2024 were prepared on a “carve-out” basis in connection with the expected Spin-off, and have been derived from the consolidated financial statements and historical accounting records of Parent.
The financial information in this information statement may differ from the financial information presented in annual reports published by Parent. These differences relate primarily to the accounting basis applied. The financial information presented in this information statement has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), while the financial information in the annual reports published by Parent is prepared under International Financial Reporting Standards (“IFRS”) Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
This information statement includes certain historical combined financial information and other information for Amrize and certain historical combined financial information and other information of Parent. In connection with the Spin-off, we will become the holder of the Amrize Assets and the Amrize Liabilities. We are the registrant under the registration statement of which this information statement is a part and will be the financial reporting entity following the completion of the Spin-off. This information statement also includes summary unaudited pro forma condensed combined balance sheet information as of March 31, 2025 and summary unaudited pro forma condensed combined statements of operations information for the three months ended March 31, 2025 and the year ended December 31, 2024, which present our combined financial position and results of operations after giving effect to the Spin-off and the other transactions described under “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and may not reflect what our financial condition or results of operations would have been if we had been a standalone company during the periods presented. In addition, the unaudited pro forma condensed combined financial statements may not reflect what our financial condition or results of operations may be in the future. See “Risk Factors—Risks Relating to the Spin-off—We have no history operating as an independent, publicly traded company, and our financial information in this information statement is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and therefore may not be a reliable indicator of our future results.”
You should read the sections of this information statement entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Notes to Unaudited Pro Forma Condensed Combined Financial Information,” which are qualified in their entirety by reference to our historical combined financial statements and accompanying notes included elsewhere in this information statement, as well as the financial and other information in the sections of this information statement entitled “Risk Factors,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
AUDITOR INDEPENDENCE
For an initial registration, compliance with all independence rules of the SEC and the Public Company Accounting Oversight Board (United States) (“PCAOB”) are required during the period covering the most recent annual financial statements included in the registration statement and subsequent periods. In addition, compliance with applicable home country independence rules and the SEC’s general standard of independence in Rule 2-01(b) is required for all prior periods included in the registration statement.
Beginning prior to 2022, a member firm of Ernst & Young Global Limited (“EYG”) in the United Kingdom provided tax advisory services, which included representation in a court, to a sister affiliate of the Company under a contingent fee arrangement. The service was terminated in December 2023 prior to Ernst & Young AG (“EY Switzerland”) becoming engaged as the Company’s auditor under PCAOB standards. No fees were collected related to this service.
Additionally, during 2022, an EYG member firm in Mexico provided mergers and acquisition advisory services under a success-based fee arrangement and legal due diligence services related to potential acquisitions to a sister affiliate of the Company. The fees for these services were not material to the respective parties.
These services and fee arrangements, which were permissible under the International Ethics Standards Board for Accountants Code of Ethics (“IESBA Code”) and Switzerland home country independence rules, were also evaluated under and determined not to be inconsistent with the SEC’s general standard of independence. The services and fee arrangements had no impact on the Company’s operations, our historical combined financial statements included elsewhere in this information statement or internal control over financial reporting and did not involve any EYG member firm making management decisions on behalf of the sister affiliates.
After careful consideration of the facts and circumstances and the applicable independence rules, including the SEC’s general standard, EY Switzerland has concluded that (i) the aforementioned matters do not impair its ability to exercise objective and impartial judgment in connection with its audits of our audited historical combined financial statements included elsewhere in this information statement, and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would reach the same conclusion. After considering these matters, management and the audit committee of the Parent Board of Directors concurred with EY Switzerland’s conclusions.
MARKET AND INDUSTRY DATA
This information statement includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, trade and business organizations, and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research.
In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. Market and industry data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.
TRADEMARKS, SERVICE MARKS, COPYRIGHTS AND TRADENAMES
We own or otherwise have rights to the trademarks, service marks and copyrights, including those mentioned in this information statement, used in conjunction with the operation of our business. This information statement includes our own trademarks, which are protected under applicable intellectual property laws, as well as trademarks, service marks, copyrights and tradenames of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or tradenames to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, our trademarks and tradenames referred to in this information statement may appear without the ®, ™, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the rights of the applicable licensor to these trademarks and tradenames.

SUMMARY
This summary highlights select information contained elsewhere in this information statement and may not contain all information that may be important to you. You should read the entire information statement carefully, including “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and accompanying notes included elsewhere in this information statement.
Business Overview
We are the largest building solutions company focused exclusively on the North American market. With our two reportable segments — Building Materials and Building Envelope — we offer customers a broad range of advanced building solutions from foundation to rooftop. We serve customers across the infrastructure, commercial and residential construction markets, from new builds to repair and refurbishment (“R&R”). Our more than 19,000 employees operate across more than 1,000 sites and facilities in the United States and Canada, providing customers with trusted brands and advanced building solutions for the full building lifecycle. Our trusted brands and advanced solutions, combined with our operational expertise, make us a trusted partner for customers, building owners, architects, engineers, public authorities and cities across the United States and Canada.

Amrize is the largest provider of cement in the United States and Canada as measured by sales and production volume, the second largest commercial roofing company in North America as measured by sales, and a leader in advanced wall systems. We are also among the two largest aggregates companies in 85% of the markets in which we operate and are strongly positioned in ready-mix concrete. Building on our large operating footprint, we believe we are well positioned to capitalize on expected strong commercial and residential construction spend and infrastructure investments across North America. State-of-the-art facilities across a large distribution network help us minimize our distribution costs and provide exceptional customer service.
During the year ended December 31, 2024, we generated revenues of $11.7 billion, net income of $1.3 billion and Adjusted EBITDA of $3.2 billion. We believe our regional and integrated growth strategy will allow us to capitalize on strong market tailwinds and make the best use of our platform to serve our customers with advanced building solutions. We are committed to continuing our value-accretive growth trajectory, focusing on operational improvements with a growth-focused capital allocation strategy to drive shareholder value.
Business Segments

We operate in two reportable segments, offering a complete range of advanced solutions to support large-scale and complex construction projects from bridges to data centers in the areas of residential, commercial and infrastructure construction. Our services span new construction as well as R&R, with R&R accounting for 44% of overall revenues in 2024.
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Our Building Materials segment offers a range of branded and unbranded solutions delivering high-quality products for a wide range of applications across North America. Key product offerings of this segment include cement and aggregates, as well as a variety of downstream products and solutions such as ready-mix concrete, asphalt and other construction materials. Our operating footprint includes 18 cement plants, 141 terminals, 55 cementitious product operations, 269 ready-mix concrete plants, 462 aggregates operations, 35 concrete product sites and 50 asphalt operations. Our Building Materials segment generated $8.3 billion of revenues during the year ended December 31, 2024.

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Our Building Envelope segment offers advanced roofing and wall systems, including single-ply membranes, insulation, shingles, sheathing, waterproofing and protective coatings, along with adhesives, tapes and sealants that are critical to the application of roofing and wall systems. Products are sold individually or in warranted systems for new construction or R&R in commercial and residential projects. Products for commercial projects are primarily sold under the Elevate and Duro-Last brands, while products for residential projects are primarily sold under the Malarkey brand. These products are sold either directly to contractors or through authorized distributors or a network of sales representatives in North America. Our Building Envelope segment generated $3.4 billion of revenues during the year ended December 31, 2024.

Industry Overview
North America is one of the world’s most attractive construction markets, with more than $2 trillion of spending per year across infrastructure, commercial and residential construction in the United States and Canada, according to S&P Construction Data. Historical underinvestment in residential housing, aging infrastructure and recent onshoring trends combined with population growth and rapid urbanization are key growth drivers for our business. These growth drivers are underpinned by government incentives and spending packages aimed at improving core infrastructure, addressing housing shortages and supporting local manufacturing in the United States and Canada. Management estimates a total addressable market of over $140 billion per year for our Building Materials segment and over $60 billion per year for our Building Envelope segment.
Commercial Construction
The largest share of our revenue is in the commercial construction end market, which comprises industrial facilities, warehouses, data centers, offices, healthcare, government and education centers, hospitality and retail locations, among others. This end market accounted for 49% of our revenues in the year ended December 31, 2024. In the commercial construction end market we serve both the new construction and R&R markets. Key customers in the commercial construction end market include a large and fragmented group of commercial builders and general contractors, architects and designers.
The commercial construction end market for the United States and Canada is forecast to grow at a CAGR of 1% between 2024 and 2030 according to S&P Construction Data. Commercial new construction demand has typically followed residential housing demand but has historically been less volatile. Commercial R&R demand has historically been more stable through economic cycles than commercial new construction demand.
Key leading indicators for commercial new construction remain positive. The Dodge Momentum Index, which measures the value of commercial building projects in the United States entering into planning (and has been shown to lead construction spending for commercial buildings by approximately 12 months), was 205.6 in March 2025, an increase of approximately 25% from March 2024 and an increase of approximately 46% relative to May 2019, indicating that a steady pipeline of construction projects will be ready to break ground through 2026 and beyond. According to Dodge Construction Network, commercial construction planning in the United States was 32% higher in March 2025 as compared to March 2024, with the increase largely attributable to data centers.
We believe that we are well positioned to capitalize on future growth across R&R applications and the strong anticipated recovery in new construction. Aging buildings, increasingly stringent energy efficiency codes and suburban development are expected to drive growth in the commercial construction markets that we serve. According to the Commercial Buildings Energy Consumption Survey released by the U.S. Energy Information Administration from November 2020 to December 2022, the median construction year of U.S. commercial buildings as of 2018 was 1981, with 21% of total buildings constructed prior to 1960 and 54% of buildings constructed between 1960 and 1999, meaning that as much as 75% of buildings are now more than 25 years old. As dated commercial buildings increasingly require renovation and maintenance, we believe that the need to update and retrofit such buildings in the United States will be a key driver of commercial R&R demand.
Residential Construction
The residential construction end market comprises single-family and multi-family new construction and R&R. Key customers in this end market, which accounted for 23% of our revenues in the year ended December 31, 2024, include residential construction companies such as home builders and general contractors, in addition to building products distributors. For many projects, our products are specified by the respective architects and designers.
The residential construction market for the United States and Canada is expected to grow at a CAGR of 4% between 2024 and 2030 according to S&P Construction Data. The pace of single-family housing starts is driven by demographic and population shifts, mortgage interest rates and the ability of builders to obtain land and skilled labor. Based on data from the U.S. Census Bureau, single-family housing starts in the United States were approximately 1 million in 2024, up 7% from 2023. The Mortgage Bankers Association expects single-family housing starts to increase to 1.08 million in 2025 and 1.14 million in 2026.
According to the Brookings Institution, in a study using data from the 2023 American Community Survey and the Housing Vacancy Survey, the U.S. housing sector was undersupplied by approximately 4.9 million homes as of 2023. The study estimates that U.S. housing starts would need to accelerate to more than 2 million per year over the next 10 years in order to balance demand. This represents a significant increase from the current pace of housing production. For most of the last decade, housing production has barely kept pace with household formation, which indicates significant pent-up demand for housing. As such, we expect future residential new construction demand to remain strong over the long term.
We believe the residential R&R market is less cyclical than new residential construction since required maintenance is less likely to be deferred than new construction. The majority of the R&R projects that our products address (roofing and insulation) are largely non-discretionary in nature and therefore less cyclical than discretionary R&R projects, such as kitchen and bath remodels. We believe that the increasing age of the U.S. housing stock (median age of more than 40 years as of 2022 according to the National Association of Homebuilders), rising home prices supporting increased underlying home equity and limited availability of newly constructed homes will continue to drive growth in residential R&R spending. According to data from the Leading Indicator of Remodeling Activity (LIRA) released by the Remodeling Futures Program at Harvard University’s Joint Center for Housing Studies (“JCHS”), total residential R&R spending is expected to reach $509 billion in 2025, an increase of 1% from 2024.
Infrastructure
We are also a major provider of construction materials and building products to the infrastructure construction end market, which accounted for 28% of our revenues in the year ended December 31, 2024. Key customers in this end market include public authorities such as government agencies, municipalities and transportation authorities.
Despite the backdrop of elevated interest rates and building costs, the infrastructure construction end market exhibited strong growth in 2024, with infrastructure spending in the United States and Canada increasing 6% from 2023 levels, and is forecast to grow at a CAGR of 4% between 2024 and 2030 according to S&P Construction Data.
According to the University of Michigan Center for Sustainable Systems, the percentage of the U.S. population living in urban areas has risen from 64% in 1950 to approximately 83% in 2023, and is expected to increase to 89% by 2050. This growing urbanization trend is expected to generate a significant need for new infrastructure, while long-term demographic trends in developed economies and an emphasis on addressing climate change are driving demand for improved infrastructure. In the United States, the passage of the Infrastructure Investment and Jobs Act of 2021 (the “IIJA”) in November 2021 authorized $1.2 trillion in infrastructure spending, and we have already secured over 200 infrastructure projects in the United States that have contributed or will contribute to revenues between 2023 and 2028. The law marked the largest U.S. federal infrastructure investment in decades and demonstrates the government’s commitment to infrastructure spending to meet the needs of the population.

Competitive Strengths
We have numerous competitive advantages in attractive markets that we expect to continue to drive our success, including those described below.
Largest Building Solutions Company Focused on North America
We are the largest building solutions company focused exclusively on the North American market. We sell our products in all U.S. states and Canadian provinces and are recognized in the industry for our product quality, innovative offerings and customer focus. With over 1,000 sites and facilities and more than 19,000 employees across our footprint, we believe we have significant breadth and depth across the North American market and are well positioned to further strengthen our leadership.
Solutions from Foundation to Rooftop Sold under Iconic Brands
Through our comprehensive product offering, we are able to offer tailored solutions to our North American customers. Our product range extends from cement, concrete, aggregates and asphalt to advanced building envelope solutions such as commercial and residential roofing and wall systems, metal edges, coatings and adhesives. Many of our solutions are sold under market-leading brands that are well known and trusted by our customers. Some of our iconic brands include OneCem, Elevate, Malarkey and Duro-Last.
Resilient Business Model Serving a Diverse Customer Base
We have a diversified and expanding product mix ranging from core building materials like cement, ready-mix concrete and aggregates to advanced building envelope solutions such as roofing, insulation, coatings and adhesives. We believe we also have balanced exposure to all end markets in North America including commercial, residential and infrastructure construction, across both new construction and R&R. Our customers include home builders, commercial builders, architects and designers, distributors, contractors and government authorities. This broad customer base, combined with the essential nature of our products, has contributed to our resilience through economic cycles.
Leading Footprint and Unmatched Resources in North America’s Fastest Growing Markets
We have a large operating footprint of over 1,000 sites and facilities across the United States and Canada, including 18 cement plants, 45 building envelope facilities, 141 terminals, 55 cementitious product operations, 269 ready-mix concrete plants, 462 aggregates operations, 35 concrete product sites and 50 asphalt operations. Our sites and facilities are strategically positioned in the fastest growing markets, including approximately 350 in the Central Region (which includes Arizona, Colorado, Nevada and Utah) and more than 180 in the Southern Region (which includes Louisiana, Oklahoma and Texas), which are both expected to have high growth in construction spend and benefit from significant funding for infrastructure projects. Our large operating footprint includes strategic positioning along the Mississippi River and Great Lakes, which provide access to attractive inland markets and a low-cost distribution, given broad-based rail and barge connectivity. We also have extensive mineral reserves with approximately 71 years of cement reserves and 46 years of aggregates reserves as of December 31, 2024.
Track Record of Profitable Growth
We have achieved a strong track record of growth supported by our proven value proposition and leading positions in our markets. For example, we grew our Adjusted EBITDA from $2.6 billion in the year ended December 31, 2022 to $3.2 billion in the year ended December 31, 2024, and we grew our Free Cash Flow from $1.6 billion in the year ended December 31, 2022 to $1.7 billion in the year ended December 31, 2024. This growth has been driven by both organic initiatives as well as strategic acquisitions to expand our operating footprint and product offering.

Business Strategy
We strive to be our customers’ choice for advanced building solutions. Our strategy for profitable growth is broken down into six key pillars:
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Positioned in the most attractive markets to service our North American customers: Population growth, urbanization, climate change, onshoring and investments in infrastructure are shaping the future of construction and driving demand for advanced solutions in key markets. We believe we are well positioned to capitalize on these trends by leveraging our leading footprint and our advanced solutions.

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Comprehensive range of building solutions powering growth opportunities: Through our comprehensive product offering, we aim to provide our customers with a full suite of advanced building solutions from foundation to rooftop, offering the most advanced solutions that address their most sophisticated needs and enable them to meet their ambitious goals across the whole building lifecycle.

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Deeply embedded performance culture and dedication to employee safety: We aim to continue growing our revenues and profitability through empowered leadership of our more than 125 local market leaders across the United States and Canada. Our performance-based culture drives customer-focused decision-making and superior financial performance, while maintaining a rigorous commitment to protecting the health and safety of our people.

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Value accretive and disciplined acquisitions: With a track record of disciplined and value-focused acquisitions, we have established ourselves as a leader in commercial roofing and advanced wall systems, creating a platform for further organic and inorganic growth in the Building Envelope segment. We also pursue an active strategy of synergistic bolt-on acquisitions in the highly fragmented construction materials market, particularly for aggregates and ready-mix concrete. We have completed 35 acquisitions since 2018, which we expect to generate more than $3.8 billion in annual revenue going forward based on 2024 revenue. Across these transactions, we have created significant synergies, lowering the average enterprise value/Adjusted EBITDA multiple from 12x to 8x including synergies.

•
Committed to driving shareholder value: We strive to maintain a conservative capital structure based on an investment grade credit rating. Our capital allocation strategy includes investing in our business to drive sustainable growth, pursuing strategic acquisitions in fragmented markets in line with our segment ambitions, and returning capital to shareholders.

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Emphasis on innovation: Through our research and development engine, we seek to drive cutting-edge innovation to address our customers’ greatest ambitions. Our experts span all building fields, from masons and engineers to material scientists and experts in artificial intelligence and data mining. We also partner with leading construction sector startups to scale up new technologies across our operations. We have six portfolio companies across North America, including Sublime Systems, a disruptive cement technology startup which uses renewable electricity and carbon-free raw materials for cement production.

Summary Risk Factors
Our business is subject to a number of risks and uncertainties, as more fully described under “Risk Factors” in this information statement. These risks could materially and adversely impact our business, financial condition and results of operations, which could cause the trading price of Company Shares to decline and could result in a loss of all or part of the value of your Company Shares. Some of these risks include:
Risks Relating to our Business and Industry
•	Economic conditions, including inflation, have affected and may continue to adversely affect our business, financial condition, liquidity and results of operations.
•	We are affected by the level of demand in the construction industry.
•	We and our customers participate in cyclical industries and regional markets, which are subject to industry downturns.
•
Changes in the cost and/or availability of raw materials required to run our business, including related supply chain disruptions, could have a material adverse effect on our business, financial condition and results of operations.

•	High energy and fuel costs have had and may continue to have a material adverse effect on our operating results.
•
The development and introduction of new products and technologies, or the failure to do so, could have a material adverse effect on our business, financial condition, liquidity and results of operations.

•
We operate in a highly competitive industry with numerous players employing different competitive strategies and if we do not compete effectively, our revenues, market share and results of operations may be adversely affected.

•	Activities in our business can be hazardous and can cause injury to people or damage to property in certain circumstances.
Risks Relating to Regulatory and Legal Matters
•
We are subject to the laws and regulations of the countries where we operate and do business and non-compliance, any material changes in such laws and regulations and/or any significant delays in assessing the impact and/or adapting to such changes in laws and regulations may have an adverse effect on our business, financial condition, liquidity and results of operations.

•
We or our third-party suppliers may fail to maintain, obtain or renew or may experience material delays in obtaining requisite governmental or other approvals, licenses and permits for the conduct of our business.

Risks Relating to the Ownership of Company Shares
•	We cannot be certain that an active trading market for Company Shares will develop or be sustained after the Distribution. Following the Distribution, our share price may fluctuate significantly.
•	Any sales of substantial amounts of Company Shares in the public market, or the perception that such sales might occur, may cause the market price of Company Shares to decline.
•	Holders of Company Shares may not be able to exercise certain shareholder rights if they are not registered as shareholders of record.
Risks Relating to the Spin-off
•	We may not achieve some or all of the expected benefits of the Spin-off, and the Spin-off may adversely impact our business.
•	The Spin-off might not be completed or not be completed within the envisaged time frame and the non-recurring and recurring costs of the Spin-off may be greater than we expected.
•	The Spin-off or any of the related transactions may not qualify as tax-free transactions for U.S. federal income tax purposes or as a tax-neutral restructuring for Swiss tax purposes.
Corporate Information
Amrize Ltd was incorporated in Switzerland on April 6, 2023 as Holcim North America Finance Ltd. On July 1, 2024, Parent acquired all of the ordinary shares of Holcim North America Finance Ltd from Holcim Continental Finance Ltd, and thereafter the name of this entity was changed to Amrize Ltd. As of the date of this information statement, the Company is a wholly-owned subsidiary of Parent and all Company Shares are owned by Parent. As of the date of this information statement, the Company has no standalone business operations and holds no assets or liabilities of any kind other than those incidental to its formation and the Spin-off.
Our principal executive offices are located at Grafenauweg 8, 6300 Zug, Switzerland, and our telephone number is +41 (0) 58 858 58 58. We also have operational headquarters in Chicago. Our website address is www.amrize.com. The information contained on, or that can be accessed through, any website we refer to in this information statement does not and will not constitute a part of this information statement or the registration statement of which this information statement is a part; we have included this website address solely as an inactive textual reference.

Foreign Private Issuer
We currently qualify as a foreign private issuer for purposes of the Exchange Act. As a result, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies and we may follow Swiss law for certain corporate governance matters. However, we do not plan to take advantage of any of these exemptions, and we intend to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC instead of filing on the reporting forms available to foreign private issuers.

SUMMARY OF THE SEPARATION AND DISTRIBUTION
The following provides a summary of the terms of the Separation and Distribution. For a more detailed description of the matters described below, see “The Separation and Distribution.”
Distributing Company
Holcim Ltd, a Swiss corporation. Following the Spin-off, Parent will not own any Company Shares.
Distributed Company
Amrize Ltd, a Swiss corporation. Following the Spin-off, the Company will hold, directly or indirectly, and conduct the Amrize Business. As of the date of this information statement, the Company is a wholly-owned subsidiary of Parent and all Company Shares are owned by Parent. After completion of the Separation and Distribution, the Company will be an independent, publicly traded company.
Distribution
Parent will cause UBS AG, as the Swiss settlement agent, to effect the Distribution by distributing Company Shares to holders of Parent Shares on a pro rata basis as a dividend-in-kind. Each holder of Parent Shares (other than Parent) will receive one Company Share for each Parent Share held by such holder as of the close of business on the Cum-Dividend Date. Any excess Company Shares held by Parent which will not be distributed to holders of Parent Shares as set forth in the preceding sentence will be contributed by Parent to the Company in connection with the Separation prior to the Spin-off and will be held by the Company at the time of the Spin-off. Immediately following the Spin-off, we expect to have 566,875,513 Company Shares issued and approximately 552,735,960 Company Shares outstanding. We expect the number of excess Company Shares not distributed in the Distribution, and therefore the number of Company Shares held by the Company in treasury following the Spin-off, to be approximately 14,139,553 Company Shares. See “The Separation and Distribution—Results of the Spin-off.”
Cum-Dividend Date; Ex-Dividend Date
The Cum-Dividend Date is    .
The Ex-Dividend Date is    .
Reasons for the Spin-off
The Parent Board of Directors has determined that the Spin-off is in the best interests of Parent and its shareholders because it will provide the following key benefits:
•	greater strategic focus of financial resources and management’s efforts;
•	direct and differentiated access to capital resources;
•	value creation by offering separate investment opportunities;
•	improved ability to use stock as an acquisition currency; and
•	improved management incentives, recruitment and retention.
In determining whether to effect the Spin-off, the Parent Board of Directors also considered the costs and risks associated with the Spin-off, including:
•	potential costs and disruptions to the Amrize Business as a result of the Spin-off;
•	risks of being unable to achieve the benefits expected from the Spin-off;
•	increased significance of certain costs and contingent liabilities;
•	the decreased capital available for investment;
•	the reaction of Parent’s shareholders to the Spin-off;
•	the potential loss of purchasing power and higher cost structure;

•	the risk that the Spin-off might not be completed or not be completed within the envisaged time frame and the non-recurring and recurring costs of the Spin-off may be greater than we expected; and
•
the risk that the Separation, Distribution or any of the related transactions does not qualify as tax-free for U.S. federal income tax purposes or as a tax-neutral restructuring for Swiss tax purposes.

See “The Separation and Distribution—Reasons for the Spin-off.”
The Parent Board of Directors considered these potential benefits and risks and concluded that the potential benefits of the Spin-off outweighed these risks.
The anticipated benefits of the Spin-off are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated, or at all. In the event the Spin-off does not result in such benefits, the costs associated with the Spin-off could have an adverse effect on the Amrize Business and the Holcim Business. For more information, see the section of this information statement entitled “Risk Factors.”
Conditions to the Distribution
Under Swiss law and Parent’s articles of incorporation, the approval of holders of a majority of Parent Shares represented at the Holcim Annual General Meeting 2025 is required to effect the Distribution. The resolution to be proposed at the Holcim Annual General Meeting 2025, as set forth in the Holcim Shareholder Meeting Materials, requires that the following conditions are satisfied or waived by the Parent Board of Directors prior to consummation of the Distribution:
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The SEC will have declared effective the registration statement of which this information statement is a part, and no stop order relating to the registration statement will be in effect, and no proceedings for that purpose will be pending before or threatened by the SEC.

•	NYSE will have approved the listing of Company Shares, and SIX will have approved the additional listing of Company Shares subject to technical deliverables as customarily required.
•
The registration statement, of which this information statement is a part, will have been approved by the SIX Prospectus Office for the purpose of the Swiss listing in accordance with Article 54 of the Swiss Federal Act on Financial Services dated June 15, 2018 (SR 950.1) (“FinSA”).

•	Parent will have received the Tax Opinion (as further described in “Material U.S. Federal Income Tax Consequences of the Distribution—Tax Opinion and IRS Ruling”).
•
All actions, filings, permits, registrations and consents necessary or appropriate under applicable federal, state or other securities laws or “blue sky” laws and the rules and regulations thereunder with respect to the Company will have been taken or made and, where applicable, become effective or accepted.

•
No order, injunction or decree issued by any court or governmental authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, Distribution or any of the related transactions will be in effect, and no other event outside the control of Parent shall have occurred or failed to occur that prevents the consummation of the Spin-off.

•
No event or development shall have occurred or exist as of the Ex-Dividend Date that, in the reasonable judgment of the Parent Board of Directors, would result in the Separation, the Distribution or the other related transactions having a material adverse effect (including, but not limited to, material adverse tax consequences or risks) on Parent or its shareholders.

Neither we nor Parent can assure you that any or all of these conditions will be satisfied. While the Parent Board of Directors does not currently intend to waive any of the conditions to the Distribution described in this information statement, the Parent Board of Directors may waive any conditions to the Distribution to the extent legally permissible if such waiver is, in the judgment of the Parent Board of Directors, in the best interest of Parent and its shareholders.
In the event that the Distribution is approved by holders of a majority of Parent Shares represented at the Holcim Annual General Meeting 2025, and assuming the conditions to the Distribution set forth in the resolution of the Holcim Annual General Meeting 2025 are satisfied or waived by the Parent Board of Directors, Parent will be obligated to effect the Distribution. See “The Separation and Distribution—Conditions to the Distribution.”

Stock Exchange Listing
We have applied to list Company Shares on NYSE under the symbol “AMRZ.” We have also received approval to list Company Shares on SIX subject to technical deliverables as customarily required.
Tax Considerations
It is a condition to the consummation of the Distribution that Parent shall receive the Tax Opinion. Accordingly, and so long as the Distribution, together with certain internal reorganization transactions undertaken in anticipation of the Distribution, qualifies as a tax-free transaction under Section  355, Section 368(a)(1)(D) and related provisions of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), no gain or loss will be recognized by you for U.S. federal income tax purposes, and no amount will be included in your income for U.S. federal income tax purposes, upon the receipt of Company Shares pursuant to the Distribution. See “Material U.S. Federal Income Tax Consequences of the Distribution.”
Parent has requested and received a private letter ruling (the “IRS Ruling”) from the Internal Revenue Service (the “IRS”) to the effect that the Distribution, together with certain internal reorganization transactions undertaken in anticipation of the Distribution, qualifies as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Internal Revenue Code. The IRS Ruling does not address all of the requirements relevant to the qualification of the Distribution, together with certain internal reorganization transactions undertaken in anticipation of the Distribution, as tax-free for U.S. federal income tax purposes. As a result, the IRS could challenge the intended U.S. federal income tax treatment of the Distribution or any such related transaction in the event that it determines that any of the requirements not addressed in the IRS Ruling is not satisfied. The IRS Ruling and the Tax Opinion are based on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings from us and Parent (including those relating to the past and future conduct of us and Parent) and will be subject to certain caveats. If any of these facts, assumptions, representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if we or Parent breach any of our respective covenants, the IRS Ruling and the Tax Opinion may be invalid. Accordingly, notwithstanding receipt of the IRS Ruling and the Tax Opinion, if the IRS determines that any of the facts, assumptions, representations, statements or undertakings that were included in the request for the IRS Ruling are false or have been violated, the IRS could determine that the Distribution, together with certain internal reorganization transactions undertaken in anticipation of the Distribution, should be treated as taxable transactions for U.S. federal income tax purposes.
Additionally, the Swiss Federal Tax Administration and the tax administration of the Canton of Zug have considered the tax consequences of the Separation, the Distribution and certain related transactions under applicable Swiss tax law and provided written confirmations (the “Swiss Tax Rulings”) confirming that the Separation, the Distribution and certain related transactions generally qualify as a tax-neutral restructuring. Accordingly, as long as the conditions in the Swiss Tax Rulings are satisfied, the Distribution will not be subject to Swiss withholding tax and should generally be tax-neutral for the purposes of Swiss federal, cantonal and communal income tax. See “Material Swiss Tax Consequences of the Spin-off—Swiss Withholding Tax” and “Material Swiss Tax Consequences of the Spin-off—Swiss Income Taxes.”
You should consult your tax advisor as to the particular consequences of the Distribution to you, including the applicability and effect of any U.S. federal, state and local, Swiss and other foreign tax laws.
Relationship between Amrize and Holcim Following the Spin-off
Following the completion of the Spin-off, the Company and Parent will be independent, publicly traded companies. Parent will not own any Company Shares, and we expect that the relationship between Amrize and Holcim will be governed by, among others, a Separation and Distribution Agreement and Ancillary Agreements. These agreements will provide for the allocation between us and Holcim of Holcim’s and our assets, employees, liabilities and obligations (including with respect to employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the Spin-off, and govern the relationship between Amrize and Holcim for certain commercial matters (including manufacturing, supply and insurance) following the Spin-off. For additional information regarding these agreements, see the sections of this information statement entitled “Risk Factors—Risks Relating to the Spin-off” and “Certain Relationships and Related Person Transactions.”

Reasons for Furnishing This Information Statement; Changes in the Terms of the Spin-off
This information statement is being furnished solely to provide information to holders of Parent Shares who are entitled to receive Company Shares in the Distribution. This information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities or securities of Parent. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and none of us, Parent, our Board of Directors or the Parent Board of Directors undertake any obligation to update such information, except in the normal course of our and Parent’s public disclosure obligations and practices and as required by applicable law.
Parent does not intend to notify its shareholders of any modifications to the terms of the Spin-off, including the waiver of any conditions to the Distribution, that, in the judgment of the Parent Board of Directors, are not material. However, the Parent Board of Directors would likely consider material matters such as significant changes to the assets to be contributed or the liabilities to be assumed in the Separation. To the extent that the Parent Board of Directors determines that any modification by Parent materially changes the material terms of the Spin-off, including through the waiver of a condition to the Distribution, Parent will notify holders of Parent Shares by publishing an ad hoc announcement or press release, making available a supplement to this information statement on its website or other means reasonably calculated to inform them about the modification as may be required by applicable law and regulations.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION
The summary historical combined statement of operations information and summary historical combined statement of cash flows information for the fiscal years ended December 31, 2024, December 31, 2023 and December 31, 2022 and the summary historical combined balance sheet information as of December 31, 2024 and December 31, 2023 have been derived from our audited historical combined financial statements and accompanying notes included elsewhere in this information statement, which were prepared on a “carve-out” basis in connection with the expected Spin-off and have been derived from the consolidated financial statements and historical accounting records of Parent.
The summary historical combined statement of operations information and summary historical combined statement of cash flows information for the three months ended March 31, 2025 and March 31, 2024 and the summary historical combined balance sheet information as of March 31, 2025 have been derived from our unaudited historical condensed combined financial statements and accompanying notes included elsewhere in this information statement, which were prepared on a “carve-out” basis in connection with the expected Spin-off and have been derived from the consolidated financial statements and historical accounting records of Parent.
Our historical combined financial statements include the assets, liabilities, revenues and expenses that management has determined are specifically identifiable or directly attributable to us. The historical combined statements of operations include expense allocations for certain corporate, infrastructure and other shared services provided by Parent on a centralized basis, including but not limited to accounting and financial reporting, treasury, tax, legal, human resources, information technology, insurance, employee benefits and other shared services that are either specifically identifiable or directly attributable to us. These expenses have been allocated to us on the basis of direct usage when specifically identifiable, with the remainder predominantly allocated on a pro rata basis using revenues. We consider this allocation to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented. See Note 18 (Related party) to our audited historical combined financial statements included elsewhere in this information statement and Note 18 (Related party) to our unaudited historical condensed combined financial statements included elsewhere in this information statement. The historical combined balance sheets reflect all of the assets and liabilities of Parent that are specifically identifiable or directly attributable to us, including Net parent investment as a component of equity.
The summary unaudited pro forma condensed combined financial information as of March 31, 2025 and for the three months ended March 31, 2025 and the fiscal year ended December 31, 2024 has been derived from our unaudited pro forma condensed combined financial statements included in the section of this information statement entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma condensed combined financial statements have been derived from our historical combined financial statements and accompanying notes included elsewhere in this information statement. The pro forma adjustments to our unaudited historical condensed combined statement of operations for the three months ended March 31, 2025 and the pro forma adjustments to our audited historical combined statement of operations for the fiscal year ended December 31, 2024 assume that the Separation and related transactions occurred as of January 1, 2024. The unaudited pro forma condensed combined balance sheet information gives effect to the Separation and related transactions as if they had occurred on March 31, 2025, our most recent balance sheet date. See “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma condensed combined financial information is based upon available information and assumptions that we believe are reasonable and supportable. The unaudited pro forma condensed combined financial information is for illustrative and informational purposes only.
The summary historical combined financial information below is only a summary and should be read in conjunction with our historical combined financial statements and accompanying notes included elsewhere in this information statement and the section of this information statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The unaudited pro forma condensed combined financial information below is only a summary and should be read in conjunction with the section of this information statement entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
The historical combined financial information and the unaudited pro forma condensed combined financial information may not reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented. In addition, the historical combined financial information and the unaudited pro forma condensed combined financial information may not reflect what our financial condition, results of operations and cash flows may be in the future. See “Risk Factors—Risks Relating to the Spin-off—We have no history operating as an independent, publicly traded company, and our financial information in this information statement is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and therefore may not be a reliable indicator of our future results.”
Combined Statement of Operations Information

	Pro Forma		Historical
	Three Months Ended March 31,	Fiscal Year Ended December 31,	Three Months Ended March 31,		Fiscal Year Ended December 31,
(In millions, except per share data)	2025	2024	2025	2024	2024	2023	2022
	(Unaudited)		(Unaudited)		(Audited)
Revenues	$2,081	$11,704	$2,081	$2,166	$11,704	$11,677	$10,726
Cost of revenues	(1,859)	(8,634)	(1,859)	(1,894)	(8,634)	(8,908)	(8,254)
Gross profit	222	3,070	222	272	3,070	2,769	2,472
Selling, general and administrative expenses	(244)	(967)	(239)	(213)	(944)	(898)	(752)
Gain on disposal of long-lived assets	1	71	1	1	71	32	36
Loss on impairments	—	(2)	—	—	(2)	(15)	(57)
Operating (loss) income	(21)	2,172	(16)	60	2,195	1,888	1,699
Interest expense, net	(71)	(299)	(118)	(120)	(512)	(549)	(248)
Other non-operating income (expense), net	1	(55)	1	4	(55)	(36)	9
(Loss) income before income tax expense and income from equity method investments	(91)	1,818	(133)	(56)	1,628	1,303	1,460
Income tax benefit (expense)	36	(414)	46	11	(368)	(361)	(366)
Income from equity method investments	—	13	—	1	13	13	13
Net (loss) income	(55)	1,417	(87)	(44)	1,273	955	1,107
Net loss attributable to noncontrolling interests	—	1	—	—	1	1	1
Net (loss) income attributable to the Company	$(55)	$1,418	$(87)	$(44)	$1,274	$956	$1,108
Unaudited pro forma (loss) earnings per Company Share
Basic	$(0.10)	$2.57
Diluted	$(0.10)	$2.57
Weighted-average number of Company Shares outstanding
Basic	552.7	552.7
Diluted	552.7	552.7

Combined Balance Sheet Information

	Pro Forma	Historical
(In millions)	As of March 31, 2025	As of March 31, 2025	As of December 31, 2024	As of December 31, 2023
	(Unaudited)	(Unaudited)	(Audited)
Cash and cash equivalents	$40	$574	$1,585	$1,107
Total assets	$22,306	$23,194	$23,805	$23,047
Total liabilities	$9,838	$13,444	$13,891	$13,844
Total equity	$12,468	$9,750	$9,914	$9,203

Combined Statement of Cash Flows Information

	Historical
	Three Months Ended March 31,		Fiscal Year Ended December 31,
(In millions)	2025	2024	2024	2023	2022
	(Unaudited)		(Audited)
Net cash (used in) provided by operating activities	$(856)	$(597)	$2,282	$2,036	$1,988
Net cash used in investing activities	$(60)	$(83)	$(1,208)	$(2,025)	$(2,521)
Net cash (used in) provided by financing activities	$(97)	$(109)	$(537)	$734	$497

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is Amrize and why is Holcim separating the Amrize Business and distributing Company Shares?
As of the date of this information statement, the Company is a wholly-owned subsidiary of Parent. Following the Spin-off, the Company will hold the assets and liabilities related to the Amrize Business. The Separation and the Distribution are intended to provide you with equity investments in two independent, publicly traded companies, each of which will be able to focus on its respective businesses. We and Holcim believe that the Spin-off will result in enhanced long-term performance of each business for the reasons discussed in the section of this information statement entitled “The Separation and Distribution—Reasons for the Spin-off.”

Why are you receiving this document?
Parent is making this document available to you because you are a holder of Parent Shares. This document will help you understand how the Spin-off will affect your investment in Parent and the value of your Company Shares after the Spin-off.

How will the Spin-off work?
To effect the Spin-off, Holcim will undertake a series of internal reorganization transactions that will result in the Company owning and operating the Amrize Business and Parent continuing to own and operate the Holcim Business. Parent will then cause UBS AG, as the Swiss settlement agent, to effect the Distribution by distributing Company Shares to holders of Parent Shares on a pro rata basis as a dividend-in-kind. Immediately following the completion of the Spin-off, the Company will be an independent, publicly traded company holding the Amrize Business, and Parent will not own any Company Shares. For a more detailed description, see the section of this information statement entitled “The Separation and Distribution.”

Why is the Spin-off structured as a Distribution?
Parent believes that the Distribution, together with certain internal reorganization transactions undertaken in anticipation of the Distribution, which Parent intends to be tax-free to holders of Parent Shares for U.S. federal income tax purposes and tax-neutral to holders of Parent Shares for Swiss tax purposes, is an efficient way to separate the Amrize Business in a manner that is expected to create long-term benefits and value for Parent, the Company and their respective shareholders. Following the Spin-off, Parent will not retain any ownership interest in us.

What will be distributed in the Distribution?
Each holder of Parent Shares (other than Parent) will receive one Company Share for each Parent Share held by such holder as of the close of business on the Cum-Dividend Date. Any excess Company Shares held by Parent which will not be distributed to holders of Parent Shares as set forth in the preceding sentence will be contributed by Parent to the Company in connection with the Separation prior to the Spin-off and will be held by the Company at the time of the Spin-off. Following the completion of the Spin-off, Parent will not own any Company Shares. Your proportionate interest in Parent will not change as a result of the Distribution. For a more detailed description, see the section of this information statement entitled “The Separation and Distribution.”

What is the Cum-Dividend Date for the Distribution?	The Cum-Dividend Date for the Distribution is .

When will the Distribution occur?
The Ex-Dividend Date is    . We expect that Company Shares will commence trading on a standalone basis on NYSE at 9:30 a.m., New York City time, and on SIX at 9:00 a.m., Zurich time, on the Ex-Dividend Date. If you hold your Parent Shares in book-entry form with a custodian bank or broker through SIX SIS, we expect that your bank or broker will credit your custody account with the number of Company Shares you are entitled to receive in the Distribution on or after the Ex-Dividend Date, at which time you should be able to commence trading your Company Shares. However, no assurance can be provided as to the timing of the Distribution or that all conditions to the Distribution will be satisfied.

Is a shareholder vote required to approve the Spin-off?
Yes. Approval of certain matters required for the Distribution will be sought from the holders of Parent Shares at the Holcim Annual General Meeting 2025. Such matters must be approved by holders of a majority of Parent Shares represented at the Holcim Annual General Meeting 2025. In connection with the Holcim Annual General Meeting 2025, Parent published the Holcim Shareholder Meeting Materials on April 14, 2025. The Holcim Shareholder Meeting Materials describe the procedures for voting Parent Shares and other details regarding the Holcim Annual General Meeting 2025. As a result, this information statement does not contain a proxy and is not intended to constitute solicitation material under the U.S. federal securities laws.

What do shareholders need to do to participate in the Distribution?
You will not be required to make any payment or surrender or exchange your Parent Shares or take any other action to receive Company Shares, except as described in “The Separation and Distribution—When and How You Will Receive Company Shares—Holders of Parent Shares in Physical Certificated Form” with respect to holders of physical certificates representing Parent Shares. However, you are urged to read this entire information statement carefully.

Will you receive physical certificates representing Company Shares following the Spin-off?
No. All holders of physical certificates representing Parent Shares duly registered in the Parent Share Register (as defined in “The Separation and Distribution—Registration in the Company Share Register”) who have previously provided a valid mailing address to Parent will be sent a notice with instructions on how to receive Company Shares in the Distribution. See “The Separation and Distribution—When and How You Will Receive Company Shares—Holders of Parent Shares in Physical Certificated Form.”

How many Company Shares will you receive in the Distribution?
Each holder of Parent Shares (other than Parent) will receive one Company Share for each Parent Share held by such holder as of the close of business on the Cum-Dividend Date. Immediately following the Spin-off, we expect to have 566,875,513 Company Shares issued and approximately 552,735,960 Company Shares outstanding. See “The Separation and Distribution—Results of the Spin-off.”

Will the Company issue fractional shares in the Distribution?	No. The Company will not issue fractional Company Shares in the Distribution.

What are the conditions to the Distribution?
Under Swiss law and Parent’s articles of incorporation, the approval of holders of a majority of Parent Shares represented at the Holcim Annual General Meeting 2025 is required to effect the Distribution. The resolution to be proposed at the Holcim Annual General Meeting 2025, as set forth in the Holcim Shareholder Meeting Materials, requires that the following conditions are satisfied or waived by the Parent Board of Directors prior to consummation of the Distribution:

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The SEC will have declared effective the registration statement of which this information statement is a part, and no stop order relating to the registration statement will be in effect, and no proceedings for that purpose will be pending before or threatened by the SEC.

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NYSE will have approved the listing of Company Shares, and SIX will have approved the additional listing of Company Shares subject to technical deliverables as customarily required.

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The registration statement, of which this information statement is a part, will have been approved by the SIX Prospectus Office for the purpose of the Swiss listing in accordance with Article 54 of the FinSA.

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Parent will have received the Tax Opinion.

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All actions, filings, permits, registrations and consents necessary or appropriate under applicable federal, state or other securities laws or “blue sky” laws and the rules and regulations thereunder will have been taken or made and, where applicable, become effective or accepted.

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No order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, Distribution or any of the related transactions will be in effect, and no other event outside the control of Parent shall have occurred or failed to occur that prevents the consummation of the Spin-off.

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No event or development shall have occurred or exist as of the Ex-Dividend Date that, in the reasonable judgment of the Parent Board of Directors, would result in the Separation, the Distribution or the other related transactions having a material adverse effect (including, but not limited to, material adverse tax consequences or risks) on Parent or its shareholders.

Neither we nor Parent can assure you that any or all of these conditions will be satisfied. While the Parent Board of Directors does not currently intend to waive any of the conditions to the Distribution described in this information statement, the Parent Board of Directors may waive any conditions to the Distribution to the extent legally permissible if such waiver is, in the judgment of the Parent Board of Directors, in the best interest of Parent and its shareholders.

Can Parent decide to cancel the Distribution even if all the conditions have been met?
No. Under Swiss law, the power and authority to authorize the distribution of a dividend falls within the sole competence of the shareholders of the relevant company acting pursuant to a shareholders’ meeting and may not be delegated to a company’s board of directors. In the event that the Distribution is approved by holders of a majority of Parent Shares represented at the Holcim Annual General Meeting 2025, and assuming the conditions to the Distribution set forth in the resolution of the Holcim Annual General Meeting 2025 are satisfied or waived by the Parent Board of Directors, Parent will be obligated to effect the Distribution. See “The Separation and Distribution—Conditions to the Distribution.”

What if you want to sell your Parent Shares or Company Shares?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

Will there be any “when-issued” trading of Company Shares or any “ex-distribution” trading of Parent Shares?
There will not be any trading of Company Shares on a “when-issued” basis or any “ex-distribution” trading of Parent Shares before the Ex-Dividend Date. This means that Company Shares will not trade separately from Parent Shares prior to the Ex-Dividend Date and any Parent Shares purchased or sold up to the close of business on the Cum-Dividend Date will include the right to receive Company Shares in the Distribution. See “The Separation and Distribution—No When-Issued Trading or Ex-Distribution Trading.”

Where will you be able to trade Company Shares?
We have applied to list Company Shares on NYSE under the symbol “AMRZ.” We have also received approval to list Company Shares on SIX subject to technical deliverables as customarily required. We expect that Company Shares will commence trading on a standalone basis on NYSE at 9:30 a.m., New York City time, and on SIX at 9:00 a.m., Zurich time, on the Ex-Dividend Date.

In which currency will the Company Shares trade?
Company Shares will trade in U.S. dollars on NYSE and in Swiss francs on SIX. You are free to choose to trade Company Shares on either stock exchange in the respective currency, subject to the arrangements with your bank or broker.

What will happen to the listing of Parent Shares?	Parent Shares will continue to trade on SIX under the symbol “HOLN.”

Will the number of Parent Shares that you own change as a result of the Distribution?	No. The number of Parent Shares that you own will not change as a result of the Distribution.

What are the U.S. federal income tax consequences of the Spin-off?
So long as the Distribution, together with certain internal reorganization transactions undertaken in anticipation of the Distribution, qualifies as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Internal Revenue Code, no gain or loss will be recognized by you for U.S. federal income tax purposes, and no amount will be included in your income for U.S. federal income tax purposes, upon the receipt of Company Shares pursuant to the Distribution. Parent has requested and received the IRS Ruling. The IRS Ruling does not address all of the requirements relevant to the qualification of the Distribution, together with certain internal reorganization transactions undertaken in anticipation of the Distribution, as tax-free for U.S. federal income tax purposes.

For more information regarding the potential U.S. federal income tax consequences to us, to Parent and to you, see the section of this information statement entitled “Material U.S. Federal Income Tax Consequences of the Distribution.” You should consult your tax advisor as to the particular consequences of the Distribution to you, including the applicability and effect of any U.S. federal, state and local, Swiss and any foreign, tax laws.

What are the Swiss tax consequences of the Spin-off?
The Swiss Federal Tax Administration and the tax administration of the Canton of Zug have considered the tax consequences of the Separation, the Distribution and certain related transactions under applicable Swiss tax law and provided written confirmations that the Separation, the Distribution and certain related transactions generally qualify as a tax-neutral restructuring. Accordingly, as long as the conditions in the Swiss Tax Rulings are satisfied, the Distribution will not be subject to Swiss withholding tax and should generally be tax-neutral for the purposes of Swiss federal, cantonal and communal income tax. See “Material Swiss Tax Consequences of the Spin-off—Swiss Withholding Tax” and “Material Swiss Tax Consequences of the Spin-off—Swiss Income Taxes.”

What are the material state or local income tax consequences of the Distribution?
Neither the Tax Opinion nor the IRS Ruling addresses the state or local income tax consequences of the Distribution. You should consult your tax advisor about the particular state and local tax consequences of the Distribution to you, which consequences may differ from those described in the sections of this information statement entitled “Material U.S. Federal Income Tax Consequences of the Distribution” and “Material Swiss Tax Consequences of the Spin-off.” Neither the Tax Opinion nor the IRS Ruling addresses any tax consequences of the Distribution other than U.S. federal income tax consequences.

How will you determine your tax basis in the Company Shares you receive in the Distribution?
Assuming that the Distribution is tax-free to holders of Parent Shares for U.S. federal income tax purposes, your aggregate tax basis for U.S. federal income tax purposes in your Parent Shares held by you immediately prior to the Distribution will be allocated between your Parent Shares and Company Shares that you receive in the Distribution in proportion to the relative fair market values of each immediately following the Distribution. Holcim will provide you with information to enable you to compute your tax basis in both Parent Shares and Company Shares. This information will be posted on Holcim’s website following the Ex-Dividend Date.

You should consult your tax advisor about the particular consequences of the Spin-off to you, including a situation where you have purchased Parent Shares at different times or for different amounts and the application of state, local, Swiss and other foreign tax laws.

For a more detailed description, see the sections of this information statement entitled “Material U.S. Federal Income Tax Consequences of the Distribution.”

What will our relationship be with Holcim following the Spin-off?
Following the completion of the Spin-off, Parent and the Company will be independent, publicly traded companies. Parent will not own any Company Shares, and we expect that the relationship between Amrize and Holcim will be governed by, among others, a Separation and Distribution Agreement and Ancillary Agreements. These agreements will provide for the allocation between us and Holcim of Holcim’s and our assets, employees, liabilities and obligations (including with respect to employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the Spin-off, and govern the relationship between Amrize and Holcim for certain commercial matters (including manufacturing, supply and insurance) following the Spin-off. For additional information regarding these agreements, see the sections of this information statement entitled “Risk Factors—Risks Relating to the Spin-off” and “Certain Relationships and Related Person Transactions.”

Will you have appraisal rights in connection with the Distribution?	No. Holders of Parent Shares are not entitled to appraisal rights in connection with the Distribution.

Are there risks associated with owning Company Shares?
Yes. Ownership of Company Shares is subject to both general and specific risks relating to the Amrize Business, the industry in which we operate, our ongoing contractual relationships with Holcim and our status as an independent, publicly traded company. Ownership of Company Shares is also subject to risks relating to the Spin-off, including that following the Spin-off, the Amrize Business will be less diversified than Holcim’s business prior to the Spin-off. These risks are described in the section of this information statement entitled “Risk Factors.” You are encouraged to read that section carefully.

Who will manage Amrize after the Spin-off?
Following the Spin-off, we will be led by Jan Philipp Jenisch, who will be our Chief Executive Officer and Chairman.

For more information regarding our expected executive officers and other members of our management team, see the section of this information statement entitled “Management.”

What will Amrize’s dividend policy be after the Spin-off?
While we expect to pay dividends, it will (within the boundaries of Swiss law) fall within the discretion of our Board of Directors to propose to shareholders the timing and amount of any future dividends on Company Shares. There can be no assurance that we will pay or declare dividends in the future. See “Dividend Policy.”

What will happen to Parent Equity Awards in connection with the Spin-off?
The Employee Matters Agreement (as defined in “Certain Relationships and Related Person Transactions”) will provide for the treatment of performance-based restricted share units (“PSUs”) and performance-based vesting stock options (“PSOs”) that are outstanding on the Ex-Dividend Date. For each holder of PSUs granted under Parent’s Performance Share Plan (“Parent PSUs”) and PSOs granted under Parent’s Share Option Plan (“Parent PSOs” and, together with Parent PSUs, “Parent Equity Awards”), the intent is to maintain the economic value of that holder’s Parent Equity Awards before and after the Ex-Dividend Date.

For individuals employed by Amrize on the Ex-Dividend Date (“Amrize Employees”), the Parent Equity Awards will be converted into equity awards denominated in Company Shares. For individuals employed by Parent or any of its affiliates (excluding the Company and its subsidiaries) on the Ex-Dividend Date, the Parent Equity Awards will remain Parent Equity Awards, except that certain changes to the evaluation of the performance-based vesting conditions will apply from and after the Ex-Dividend Date. See “The Separation and Distribution—Treatment of Parent Equity Awards.”

Will the Distribution affect the market price of Parent Shares?
As a result of the Distribution, we expect the trading price of Parent Shares to be different from the trading price of Parent Shares immediately prior to the Distribution because the trading price of Parent Shares will no longer reflect the combined value of the businesses. Furthermore, until the market has fully analyzed the value of Parent without the Amrize Business, the price of Parent Shares may fluctuate. There can be no assurance that, following the Spin-off, the combined value of Parent Shares and Company Shares (adjusting for the Distribution Ratio) will equal or exceed what the value of Parent Shares would have been in the absence of the Distribution.

Will Amrize incur any debt prior to or at the time of the Distribution?
Yes. In connection with the Spin-off, we entered into certain financing arrangements including a revolving credit facility, a bridge loan facility and bond issuances. For more information, see “The Separation and Distribution—Debt Financing Transactions” and “Description of Certain Indebtedness.”

We also expect to conduct debt-for-debt exchange offers and establish a commercial paper program. See “Description of Certain Indebtedness—Remaining Debt Financing Transactions.” There is no certainty that we will be able to consummate the debt-for-debt exchange offers prior to the completion of the Spin-off, or at all, or the extent to which holders of the subject debt securities will tender such securities. We will determine whether to issue short-term promissory notes under the commercial paper program prior to or after the completion of the Spin-off based on cash balances at the time.

Who will be the transfer agent and registrar for Company Shares?
UBS AG will serve as the Swiss settlement agent in connection with the Distribution.

Computershare Trust Company, N.A. (“Computershare USA”) will serve as the transfer agent and registrar for Company Shares following the Distribution. For questions relating to Company Shares after the Distribution, you should contact the transfer agent and registrar at:

Computershare Trust Company, N.A.
150 Royall St
Canton, MA 02021
Phone: +1 (877) 373-6374
Website: www-us.computershare.com/investor/contact

Where can you find more information about Holcim and us?	If you have any questions relating to Parent, you should contact: Holcim Investor Relations General Inquiries Grafenauweg 10, 6300 Zug, Switzerland
Phone: +41 (0) 58 858 87 87 Email: investor.relations@holcim.com Website: https://www.holcim.com/investors

After the Distribution, our shareholders who have any questions relating to us should contact us through any means set forth below, or at the phone numbers or email addresses posted on our website: www.amrize.com.

Amrize Investor Relations 8700 W. Bryn Mawr Ave, Suite 300 Chicago, IL 60631
Phone: +1 (773) 355 4404 Email: northamerica.ir@holcim.com

RISK FACTORS
Our business and financial results are subject to a number of risks and uncertainties. You should consider carefully the following risks, together with the financial and all other information contained in this information statement, in evaluating us and Company Shares. If any of the following risks or uncertainties or a combination thereof actually occurs, our business, financial condition, liquidity and results of operations could be materially and adversely affected. In that case, the market price for Company Shares could decline and you may lose all or a part of the value of your Company Shares. The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that any of the events discussed below will not occur.
Risks Relating to our Business and Industry
Economic conditions, including inflation, have affected and may continue to adversely affect our business, financial condition, liquidity and results of operations.
Global economic conditions have had and may continue to have a material adverse effect on our business, financial condition, liquidity and results of operations. In recent years, inflation has reached record highs in the United States and Canada, driven mainly by supply chain issues (including input shortages, labor constraints and rising commodity prices), an excess demand for goods and services and a significant increase in energy and food prices, in part due to the war in Ukraine. High inflation can deteriorate global economic conditions and cause a rise in the costs of manufacturing our products, as well as an increase in related expenses, such as freight related expenses. High inflation can also increase our costs of capital. Inflation and its related effects could have a material adverse effect on our business, financial condition, liquidity and results of operations. See “—High energy and fuel costs have had and may continue to have a material adverse effect on our operating results” for information on how energy and fuel costs affect the costs of manufacturing our products and related expenses. In recent years, central banks worldwide have increased interest rates in an attempt to reduce persistent inflation, anchor inflation expectations and, in many cases, protect their own currencies from potential depreciation and market turmoil. Energy or food price shocks could cause inflation to persist despite these efforts. If higher interest rates or other efforts to curb inflation fail to reduce inflation in the short term, central banks may be inclined to keep interest rates higher for longer, potentially causing deep damage to their economies (affecting the investment capacity of consumers and enterprises and damaging the purchasing power of consumers due to higher loan payments, causing governments to issue debt), enlarging and deepening a potential recession in many of the markets where we operate.
In addition to inflation, potential causes of deterioration in global economic conditions include worsening geopolitical relations, pandemics or epidemics, cyber-attacks involving critical infrastructure, decreased trade and capital flows, social unrest and adverse climate shocks. In general, demand for our products is strongly correlated to levels of construction activity, as well as private and public infrastructure spending. Declines in the construction industry are usually correlated with declines in general economic conditions. As a result, the deterioration of global economic conditions could have a material adverse effect on our business, financial condition, liquidity and results of operations.
We are affected by the level of demand in the construction industry.
Demand for our construction products and materials is directly related to the level of activity in the construction industry, which includes residential, commercial and infrastructure construction. Although our products are essential to commercial and residential construction, any decrease in demand for such construction projects could have a material adverse effect on our business, financial condition, liquidity and results of operations. Our products are also used in a variety of public infrastructure projects that are funded and financed by federal, state and local governments, including public construction projects and projects to build, expand and repair roads and highways. Infrastructure spending may be adversely affected by several factors. For instance, under U.S. law, annual funding levels for highways are subject to yearly appropriation reviews. The uncertainties associated with these reviews or other factors, including changing government priorities, fiscal constraints, delays in project approvals and shifts in political leadership, could result in states being reluctant to undertake large multi-year highway projects. In addition, disruptions in federal funding due to government shutdowns, sequestration measures or debt ceiling negotiations could further delay or reduce infrastructure investment. In general, there can be no assurance as to the amount and timing of appropriations for spending on federal, state or local projects. Any decrease in the amount of government funds available for such projects could have a material adverse effect on our business, financial condition, liquidity and results of operations.
We and our customers participate in cyclical industries and regional markets, which are subject to industry downturns.
A majority of our revenues is from customers who are in industries and businesses that are cyclical in nature and subject to changes in general economic conditions. For example, many of our customers operate in the construction industry, which is affected by a variety of factors, such as general economic conditions, changes in interest rates, inflationary pressures, fluctuations in raw material costs, supply chain disruptions, demographic and population shifts, levels of infrastructure spending and other factors beyond our control. Such factors may materially impair the ability of current and/or prospective customers to obtain credit. In addition, since our operations are in a variety of geographic markets within the Amrize Territories, our business may be impacted by differing economic conditions in a particular geographic market within the Amrize Territories.
Our business may suffer as a result of worsening economic conditions. Economic downturns in the industries to which we sell our products or localized downturns in the regions where we sell our products, particularly in North America and Europe, generally have an adverse effect on demand for our products and negatively affect our ability to collect receivables. In general, any downturns in these industries or regions could have a material adverse effect on our business, financial condition, liquidity and results of operations. While demand for certain of our Building Envelope products is driven by R&R activities (such as re-roofing) which are less likely to be postponed during periods of recession or slower economic growth, economic downturns may have a stronger impact on new construction, which could have a material impact on demand for our Building Materials products.
Changes in the cost and/or availability of raw materials required to run our business, including related supply chain disruptions, could have a material adverse effect on our business, financial condition and results of operations.
Our cement, ready-mix and aggregates businesses, as well as our trading operations, depend on a reliable supply of mineral resources, such as aggregates, sand and limestone, as well as mineral additives such as slag and fly ash. Our Building Envelope segment requires a different set of raw materials, with a large dependency on petroleum-based products, chemicals, resins, asphalt, glass fiber, granules and other commodities. While we try to secure our needed supply of such materials, products or resources through long-term renewable contracts, those contracts may not be sufficient to meet our needs, or we may be unable to renew or replace existing contracts when they expire or are terminated in the future. If our suppliers are not able to deliver to us the contractual quantities because of volatile shipping or trade situations, or if laws and/or regulations limit our access to these materials, products, reserves or resources, sourcing costs for these materials could increase significantly or require us to find alternative sources for these materials. Our focus on sustainable sourcing practices may also limit the pool of qualified suppliers from which we may choose to source, as we prioritize contractors that respect decent working conditions, protect the environment and observe human rights standards. If our existing suppliers are unable to satisfy our demand, and we are unable to secure supply elsewhere, it could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects.
Further, although we generally maintain our own reserves of limestone, aggregates and other materials that we use to manufacture our products, costs of such resources could increase and we may be unable to find alternative suppliers at more reasonable costs, if at all. Our ability to find and develop quality reserves and accurately calculate and report our reserve estimates depend upon geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analyses, which are subject to inherent uncertainties. If any of these estimates prove to be inaccurate, our operations and financial condition could be materially adversely impacted.
High energy and fuel costs have had and may continue to have a material adverse effect on our operating results.
Energy, including diesel fuel, natural gas, electricity, coal, petroleum coke and liquid asphalt represent an important part of our cost structure. The price and availability of energy and fuel are generally subject to market volatility and inflation, and have had, and may continue to have, an adverse impact on our costs and operating results. If third-party suppliers fail to provide to us the required amounts of energy or fuel under existing agreements, we may need to acquire energy or fuel at an increased cost from other suppliers to fulfill contractual commitments with third parties or for use in our operations. Governments have introduced and may continue to introduce or tighten clean energy obligations or impose excise taxes and carbon emission caps. For example, Canada, where we produce cement, has a cap-and-trade system, which imposes a dollar/carbon tax applied directly to oil and gas emissions. Any new carbon emission caps or taxes, or any tightening of existing caps, could increase our energy costs and have a material adverse effect on our business, financial condition, liquidity and results of operations.
Our commitment to transition to and increase the use of alternative energy sources and fuels may limit our flexibility to use energy sources and fuels that may be more cost-effective and require us to incur more in capital expenditures and investments than we currently have planned. However, if our efforts to increase our use of alternative fuels are unsuccessful, due to their limited availability, price volatility or otherwise, we would be required to use traditional fuels, which may be more expensive at any given time and increase our energy and fuel costs. Further, use of traditional fuels may subject us to increased governmental scrutiny and regulations. Any of this could have a material adverse effect on our business, financial condition, liquidity and results of operations.
The development and introduction of new products and technologies, or the failure to do so, could have a material adverse effect on our business, financial condition, liquidity and results of operations.
Materials such as plastic, aluminum, ceramics, glass, wood and steel can be used in construction as a substitute for cement, ready-mix concrete or aggregates. In addition, the integration of new technologies in the construction industry, such as 3D printing, mini-mills and mobile plants, could adversely impact the demand and price for our existing products. Research aimed at developing new construction techniques and modern materials and digitalizing the construction industry may result in the introduction of new products and technologies that could reduce the demand for and prices of our products. While we strive to introduce new products or products with non-traditional compositions, and to develop and market new construction techniques and technologies, our efforts to introduce new products and develop construction techniques and technologies may be unsuccessful or unprofitable, which could adversely affect our business, financial condition, liquidity and results of operations.
We may also from time to time pursue opportunities which are natural extensions of our existing core businesses and which allow us to take advantage of our core competencies, existing infrastructure and customer relationships. Our likelihood of success in pursuing and realizing these opportunities must be considered in light of the expenses, difficulties and delays frequently encountered in connection with the early phases of business development or product line expansion, including the difficulties involved in obtaining permits; planning and constructing new facilities; transporting and storing products; establishing, maintaining or expanding customer relationships; as well as navigating the regulatory environment in which we operate. We may not be successful in the pursuit and realization of such opportunities, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.
We operate in a highly competitive industry with numerous players employing different competitive strategies and if we do not compete effectively, our revenues, market share and results of operations may be adversely affected.
The industry in which we operate is highly competitive and are served by numerous companies with recognized brand names, as well as new entrants and increasing imports. Companies in this industry compete based on a variety of factors. For example, we generally compete based on quality, value proposition, capacity, price, customer service, delivery time and proximity to the customer. In certain regions in which we compete, some of our competitors may be more established, benefit from greater brand recognition or have greater manufacturing and distribution channels and other resources than we do or offer a better customer experience than we do. In addition, if our competitors were to combine, or if our competitors individually acquire operations from one another, they may be able to compete more effectively with us. In addition, if our competitors were to dispose of assets to new entrants, asset optimization by buyers of the disposed assets could result in an operational cost advantage. As a result, if we are not able to compete effectively, we may lose market share and our revenues could decline or grow at a slower rate and our business and results of operations would be harmed, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Activities in our business can be hazardous and can cause injury to people or damage to property in certain circumstances.
Most of our production facilities, as well as mineral extraction locations, require individuals to work with chemicals and other hazardous substances, equipment and other materials that have the potential to cause fatalities, harm and injury. An accident or injury that occurs at our facilities could result in disruptions to our business and operations and could have legal and regulatory, as well as reputational, consequences. Such injuries, as well as any liabilities related thereto, could have a material adverse impact on our reputation, business, financial condition, liquidity, results of operations and prospects.
Additionally, cement production raises a number of health and safety risks, which could expose us to possible liability claims for personal injury or property damage, including due to alleged design or manufacturing defects in our products. Some of our aggregates products contain and some of our construction and material processing operations release particles that may directly or indirectly lead to personal injury, and we may face claims related to exposure to these products or substances, which could have a material adverse impact on our reputation, business, financial condition, liquidity, results of operations and prospects.
Other health and safety risks related to our business include burns arising from contact with hot cement kiln dust or dust on preheater systems; noise, including from chutes and hoppers, milling plants, exhaust fans and blowers; the potential for dioxin formation if chlorine-containing alternative fuels are introduced into kilns; plant cleaning and maintenance activities involving working at elevated heights or in confined or other awkward locations, and the storage and handling of coal, pet coke and certain alternative fuels, which, in their finely ground state, can pose a risk of fire or explosion; and health hazards associated with operating ready-mix concrete trucks.
We may also be exposed to liability resulting from injuries or fatalities involving third-party service providers, such as drivers for our suppliers when delivering products or services to us. While we actively seek to minimize the risk posed by these issues, personal injury claims may be made and substantial damages awarded against us, which could have a material adverse impact on our reputation, business, financial condition, liquidity and results of operations. Additionally, we may also be required to change our operational practices, which may require material capital expenditure.
We could face product liability claims and we may not have sufficient insurance to cover those claims.
Our products are used in a wide variety of residential, commercial and infrastructure applications. We face an inherent risk of exposure to product liability or other claims in the event our products are alleged to be defective or that the use of our products is alleged to have resulted in harm to others or their property. If product liability lawsuits against us are successful, it could have an adverse impact on our financial condition and results of operations. Moreover, any such lawsuits, whether or not successful, could result in adverse publicity to us, which could harm our reputation and cause our sales to decline. We maintain insurance coverage to protect us against product liability claims, but that coverage may not be adequate to cover all claims that may arise, or we may not be able to maintain adequate insurance coverage in the future at an acceptable cost. Any liability not covered by insurance or that exceeds our established reserves could materially and adversely impact our business, financial condition and results of operations.
We may face warranty claims if customers are not satisfied with the performance of our Building Envelope products.
We provide standard warranties on many of our products within the Building Envelope segment. Standard warranty terms range from one year to limited lifetime coverage. We also offer extended warranty contracts on sales of certain products within the Building Envelope segment, including extended warranties generally ranging from five to 30 years on many of our roofing systems. We may experience costs of warranty claims when our products are not performing to the satisfaction of the customer even though they have not caused harm to others or property. We have received and may in the future receive notices of claims arising from such warranties. We estimate our future warranty costs based on historical trends and product sales, but we may fail to accurately estimate those costs. Warranty claims are not insurable, and any increase in warranty claims relative to historical levels could have an adverse impact on our results of operations.

Our portfolio of products, and in particular our Building Envelope portfolio, has grown largely through acquisitions, and there is no assurance that we will be able to continue to acquire additional products to support future growth.
In prior years, we have been able to increase the size and scope of our product offerings in large part through acquisitions from third parties. For example, in 2023, we completed the acquisition of Duro-Last, a manufacturer of polyvinyl chloride (“PVC”) roofing systems, and in 2022 we acquired Malarkey, a residential roofing company. Companies producing building materials at scale in the United States and Canada typically become available for purchase only infrequently, and often only in connection with a merger, acquisition or corporate reorganization or refinancing. When companies become available for purchase, the process is often highly competitive, which tends to result in relatively high valuations for the target company. There can be no assurance that we will be able to continue to identify appropriate acquisition candidates or acquire new products at values that we consider reasonable.
We may not be able to successfully integrate or realize the expected benefits from any acquisitions or joint ventures.
Strategic acquisitions are a core part of our growth strategy, and we expect to acquire new operations and enter into joint ventures or investments and integrate such operations or assets into our existing operations in the future. We may not be successful in identifying or acquiring suitable assets in the future, and we may not be able to acquire assets or enter into joint ventures on favorable terms or at all. Acquisitions, joint ventures or investments may have a material impact on our business, financial condition, liquidity and results of operations. Our ability to realize the expected benefits from any acquisitions, joint ventures, investments or partnerships depends, in large part, on our ability to integrate acquired operations with our existing operations in a timely and effective manner or our ability to properly manage, together with our partners, any joint venture, partnership or other business where we hold an interest. These efforts may not be successful.
In particular, we may not be able to retain key employees of the companies we acquire, we may not identify all material issues in the course of our due diligence and we may fail to achieve any anticipated cost savings from any acquisitions, joint ventures or investments. Failure to realize the expected benefits from such acquisitions or joint ventures, if at all made, may cause us to not achieve certain of our strategic goals and, in turn, our business, financial condition, liquidity and results of operations could be materially and adversely affected.
The loss of, a significant decline in business with, or pricing pressures from, one or more of our key customers or distributors could adversely affect our financial condition, liquidity and results of operations.
We operate in several niche areas within our Building Envelope segment in which a significant portion of our revenues are attributable to a few large distributors. A significant reduction in purchases by one or more of these distributors could have an adverse effect on the performance of our Building Envelope segment. Some of our key customers enjoy significant purchasing power that may be used to exert pricing pressure on us. Additionally, as many of our products are purchased as part of a long supply chain to the ultimate consumer, our business, financial condition, liquidity and results of operations could be adversely affected if one or more key customers or distributors elects to in-source or find alternative suppliers for any of the products that we currently provide.
Our operations and ability to source products and materials can be affected by adverse weather conditions and natural disasters, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.
Construction activity, and thus demand for our products, has historically substantially decreased during periods of cold weather, or generally in any rainy and snowy weather. Consequently, demand for our products has historically been significantly lower during the winter or raining and snowing seasons in the United States and Canada. Generally, winter weather significantly reduces our first quarter sales volumes, and to a lesser extent our fourth quarter sales volumes. Sales volumes in these regions generally increase during the second and third quarters because of normally better weather conditions and thus our ability to source materials, and our customers’ ability to utilize these materials for construction activity. However, high levels of rainfall and/or snow can also adversely affect our operations during these periods, as well as our access to products and materials used in our operations.
In addition, natural disasters, such as severe droughts, hurricanes, snowstorms, tornadoes and other such weather phenomena have had, and in the future could have, a negative impact on our sales volumes, which could also have a material adverse effect on our results of operations. Our operations in the southeastern United States are particularly exposed to hurricanes and similar weather events. Severe weather conditions could increase our costs. In general, decreases in sales volumes because of weather events or natural disasters are usually counterbalanced by the increase in the demand for our products during the reconstruction phase after such events, unless any of our operating units or facilities are impacted by the natural disaster, or if our access to our sources of raw materials and the general supply chain is also affected. Such adverse weather conditions and natural disasters, the severity and frequency of which may be exacerbated by climate change, can have a material adverse effect on our business, financial condition, liquidity and results of operations if they occur with unusual intensity, during abnormal periods, or last longer than usual, or if they cause scarcity and increases in the cost of the products we need to run our business, especially during peak construction periods.
If we fail to accurately forecast project budgets and timelines, or if we deliver projects that do not meet contracted standards, it could have a material adverse effect on our business, financial condition, liquidity and results of operations.
Construction projects are complex endeavors, with each project posing a unique set of requirements, challenges and variables. A substantial portion of our revenues is derived from projects that involve multiple parties, years and/or products. The confluence of geographical conditions, regulatory environments and fluctuating costs of raw materials can introduce uncertainties that complicate the process of demand estimation for our products. While we employ sophisticated forecasting models and consider historical data to predict project needs with the highest possible accuracy, the inherent variability of project specifications and external market conditions means that there is always a risk of deviation from our projections. An incorrect forecast of the quantity or type of products required for a particular project can lead to either a surplus or a shortage, each carrying its own set of financial implications. A surplus may result in increased inventory holding costs and potential write-downs if the product remains unsold, while a shortage could lead to project delays, contractual penalties or the loss of future business opportunities due to an inability to meet customer demand in a timely manner.
We could be adversely affected by any significant or prolonged disruption to our production facilities.
Any prolonged and/or significant disruption to our production facilities, whether due to repair, maintenance or servicing, governmental or administrative actions, regulatory issues, civil unrest, industrial accidents, unavailability or excessively high cost of raw materials such as energy to the point of making it inefficient to run our production facilities, mechanical equipment failure, human error, cyber-attack to our systems, public health threat or other reasons, could adversely affect our operations. Additionally, any major or sustained disruptions in the supply of utilities such as water, gas or electricity or any fire, flood, earthquake, hurricane, volcanic eruption, landslide, blizzard or other natural calamities or communal unrest or acts of terrorism may disrupt our operations or damage our production facilities or inventories and could have a material adverse effect on our business, financial condition, liquidity and results of operations. We typically shut down our facilities to undertake maintenance and repair work at scheduled intervals. Although we schedule shutdowns such that not all our facilities are shut down at the same time, the unexpected shutdown or closure of any facility or the unexpected prolongation for unforeseen reasons of any scheduled shutdown or temporary closure, may materially affect our business, financial condition, liquidity and results of operations from one period to another.
Labor activism and unrest, rising labor rates, further unionization, work stoppages or failure by us to maintain satisfactory labor relations, could adversely affect our results of operations.
Labor activism and unrest may adversely affect our operations and thereby adversely affect our business, financial condition, liquidity, results of operations and prospects. We may experience labor unrest, activism, disputes or actions in the future, including as a result of labor laws and regulations. Further, rising labor rates may lead to significant increases in our operating and administrative expenses.
A significant portion of our work force was unionized under several different unions. The unions in several of our facilities require us to negotiate the wages, benefits and other terms of employment with these employees collectively pursuant to collective bargaining agreements. Our financial results could be materially adversely affected if such labor negotiations result in substantially higher compensation costs or materially restrict how we are able to run our operations. In addition, our inability to negotiate acceptable contracts with any of these labor unions as existing collective bargaining agreements expire could result in strikes or work stoppages by the affected workers.

While we do not expect any labor interruptions of significant duration, if our unionized employees were to engage in a strike or other work stoppage, at one or more of our major facilities, we could experience a significant disruption of our operations, which could materially adversely affect our business, financial condition, liquidity and results of operations.
Although we are not aware of any present active union organizing drives at any of our other facilities, we cannot predict the impact of any further unionization of our workplace. Future labor disagreements could result in work stoppages. Any prolonged work stoppages at any of our facilities could have a material adverse effect on our business.
In addition, some of our direct or indirect customers, third-party suppliers and critical transportation providers have unionized work forces. Strikes, work stoppages or slowdowns experienced by these customers, suppliers or transportation providers could cause delays in our ability to produce and deliver our products and/or result in decreased demand for our products, such as due to closures of construction sites where our products are used. In recent years, labor strikes and work stoppages have become more frequent in North America and in the United States in particular. Any interruption in our business due to a labor strike or slowdown could have a material adverse effect on us.
We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could adversely affect our businesses.
Our success depends to a significant degree upon the continued services of, and on our ability to attract and retain, our key personnel and executive officers, including qualified management, operations, engineering, manufacturing, technical, marketing and sales, and support personnel. Competition for such personnel is intense, and we may not be successful in attracting or retaining such qualified personnel, which could negatively affect our businesses. Our future success depends, in part, on our ability to identify and develop or recruit talent to succeed our senior management and other key positions throughout the organization. If we fail to identify and develop or recruit successors, we are at risk of being harmed by the departures of these key employees. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution and adversely affect our results of operations and prospects.
We are increasingly dependent on information technology and our systems and infrastructure, as well as those provided by third-party service providers, face certain risks, including cybersecurity risks. An inability to successfully maintain information technology systems and their security, as well as protect data and other confidential information, could adversely affect our business and reputation.
We increasingly rely on a variety of information technology and automated operating systems to manage and support our operations, including for the processing, storage and transmission of confidential, sensitive, proprietary, personal and other types of information. The proper functioning of this technology and these systems is critical to the efficient operation and management of our business. Our systems and technologies may require modifications or upgrades as a result of technological changes, growth in our business and to enhance our business security. These changes may be costly and disruptive to our operations and could impose substantial demands on our systems and increase system outage time. See “—The transitional services Holcim has agreed to provide to us may not be sufficient for our needs. In addition, Holcim may fail to perform under various transaction agreements that will be executed as part of the Separation, which may create risks to the protection and value of our trade secrets, or we may fail to have necessary systems and services in place when Holcim is no longer obligated to provide services under the various agreements.”
Our information technology systems, as well as those provided by third-party service providers, may be vulnerable to damage, disruption or intrusion, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, acts of terrorism, telecommunication and computer system malfunctions or network failures. Such information technology systems are also vulnerable to security breaches, vendor software supply chain compromises, computer viruses and cyber-attacks, including malicious codes, worms, ransomware, malware, phishing, hacking, denial of service attacks and unauthorized access. Furthermore, while we expect to further integrate digital technologies into our operations, these integration efforts and the engagement of additional technology service providers and systems in our operations could increase our exposure to these risks. To try to minimize such risks, we attempt to safeguard our systems and electronic information through a set of cybersecurity controls, processes and a proactive monitoring service designed to attend to potential breaches, but such policies and procedures may not be sufficient to avoid all damage, disruption or intrusion to our information technology systems, particularly as the sophistication of bad actors continues to evolve.
In addition, we have disaster recovery plans in case of incidents that could cause major disruptions to our business. However, these measures may not be sufficient, and our systems may have in the past been, and may in the future be, subject to certain intrusions that could result in a material breach or material impact to us, including distributed denial of service attacks, unauthorized access attempts, brute force attacks and phishing. We cannot assure you that our systems will not be subject to certain intrusions, or that we will be able to promptly identify every intrusion that may occur. In a business environment that relies on complex digital networks, cybercriminals are often outpacing a company’s ability to prevent and manage cyberthreats. The digitalization of global supply chains creates new risks as we increasingly rely on technology and third-party service providers.
In recent years there has been an increase in security threats, including, but not limited to, phishing and malware/ransomware campaigns and exploitation of video collaboration vulnerabilities, among other things. The techniques used by cyber criminals change frequently and may be enhanced through the use of artificial intelligence. Protecting against these threats may require significant resources, and we may not anticipate all types of security threats or implement measures that protect against all of the significant risks to our systems. In addition, we rely on a number of third-party service providers to execute certain business processes and maintain certain information technology systems and infrastructure, and any breach of security of, or failure to perform by, such service providers could impair our ability to effectively operate. Furthermore, as the number of employees working from home and from jurisdictions in which we do not have material business operations, such as Colombia, has increased, and may continue to increase, so does cyber risk due to inadequate security configurations of domestic (home) networks and use of non-corporate devices. While we have implemented additional cybersecurity technology and controls designed to reduce and mitigate the impact of such risks, we cannot assure you that intrusions will not occur.
Any significant information leakages or theft of information, or any unlawful processing of or access to personal data, including in connection with activities of our applicable third-party service providers, could affect our compliance with data privacy laws in the countries in which we currently operate, or operate in the future, and make us subject to regulatory and civil actions, including substantial fines and private litigation, and could damage our relationship with our employees, customers and suppliers, which could have a material adverse impact on our reputation, business, financial condition, liquidity, results of operations and prospects.
Furthermore, while we may from time to time carry insurance coverage that, subject to its terms and conditions, is intended to address certain costs associated with cyber incidents, network failures and data privacy-related concerns, this insurance coverage may not, depending on the specific facts and circumstances surrounding an incident, cover all losses or types of claims that may arise from an incident or the damage to our reputation or brands that may result from an incident. Additionally, if the information technology systems of our third party service providers become subject to security breaches or disruptions, we may have insufficient recourse against such third parties. Accordingly, any significant disruption to our systems could have a material adverse effect on our business, financial condition, liquidity and results of operations, and could also harm our reputation.
Our intellectual property rights may not provide meaningful commercial protection for our products, manufacturing processes or services, which could have a material adverse impact on our business, financial condition and results of operations.
We rely on our intellectual property, including patents, trademarks, trade secrets, copyrights, confidential information, as well as intellectual property licensed from third parties, to protect and differentiate our products, manufacturing processes and services. We attempt to monitor and protect against activities that might infringe, dilute, or otherwise violate our intellectual property rights and try to rely on intellectual property laws to protect our rights. However, we may not protect our intellectual property to the maximum extent permitted under applicable law, and we may be unaware of unauthorized use of our intellectual property. To the extent we cannot protect our products, manufacturing processes or services with intellectual property law protection, or are unable to enforce our intellectual property rights, unauthorized use and misuse of our intellectual property or innovations, including by Parent, could harm our competitive position and have a material adverse impact on our business, financial condition and results of operations. In addition, the laws of some jurisdictions outside of the United States provide lesser protection for our proprietary rights, and we therefore may not be able to effectively enforce our intellectual property rights in these jurisdictions. Additionally, there can be no assurance as to the breadth or degree of protection that future intellectual property, such as patents and trademarks, may afford us, or that any pending patent or trademark applications will result in issued patents or trademark registrations, or that competitors will not develop similar or superior methods or products outside the protection of any intellectual property owned by us or licensed or sublicensed to us. Current employees, contractors and suppliers have, and former employees, contractors and suppliers may have, access to trade secrets and confidential information regarding our business that could be disclosed improperly and in breach of contract to our competitors or otherwise used to materially adversely harm us.
We may be required to defend our intellectual property against infringement or against infringement claims of others.
It is possible that our patents, trademarks or other intellectual property rights may be alleged or deemed not to be valid or that infringement, misappropriation or other violation by us of patents, trademarks or other intellectual property rights of others may occur. In the event that our products, manufacturing processes or services or our names and marks, including new names and marks adopted by us in connection with the Spin-off, are deemed to infringe upon, misappropriate or otherwise violate the patent, trademark or other proprietary rights of others, we could be required to modify the design of our products, manufacturing processes or services, change such names and marks, obtain a license for the use of certain technologies incorporated into our products, manufacturing processes or services or otherwise take appropriate action to cease any such infringement, misappropriation or other violation (including by ceasing to sell or otherwise commercially exploit affected products, names or brands). There can be no assurance that we would be able to do any of the foregoing in a timely manner, upon acceptable terms and conditions or at all, and the failure to do so could have a material adverse effect on our business. In addition, enforcing or defending a patent, registered trademark or other proprietary right may require substantial financial resources and management attention, and if our products, manufacturing processes or services are deemed to infringe upon or otherwise violate the patents, trademarks or other proprietary rights of others, we could become liable for damages, which could also have a material adverse effect on our business, financial condition, liquidity and results of operations.
Our insurance coverage may not cover all the risks to which we may be exposed, and unexpected factors affecting our self-insurance could adversely affect our business and financial condition.
Among others, we face the risks of fatalities and injury of our employees and contractors, loss and damage to our products, property and machinery due to, among other things, public health threats, fire, theft and natural disasters, and also face risks related to cybersecurity related matters. Such events may cause a disruption to, or cessation of, our operations and business. Further, we face risks of litigation for injuries or other damage as a result of our operations and the use of our products by customers and other third parties. See “—Activities in our business can be hazardous and can cause injury to people or damage to property in certain circumstances.”
Following the Spin-off, we will be responsible for obtaining and maintaining at our own cost all of our own insurance coverage. With respect to certain claims arising out of certain matters that occur at or prior to the Spin-off, we may seek coverage under certain Holcim third-party insurance policies to the extent that coverage may be available thereunder. Our insurance coverage may not be sufficient to cover all of our potential losses and liabilities. In addition, our insurance coverage may not cover all the risks to which we may be exposed. If our losses exceed our insurance coverage, or if we are not covered by the insurance policies we have taken up, we may be liable to cover any shortfall or losses. Our insurance premiums may also increase substantially because of such claims. Such circumstances could have a material adverse effect on our business, financial condition, liquidity and results of operations.
In addition to our responsibility for standard deductibles charged by our insurers, we have elected to self-insure a portion of our property, healthcare, auto, workers’ compensation, product liability, marine cargo and cyber risks. While self-insurance can provide cost savings by reducing premium expenses to third-party insurers, it exposes us to potential volatility in expense levels due to unpredictable and potentially significant claims. The lack of predictability in claims may result in substantial financial exposure, which could materially affect our financial condition and operating results. While we maintain a reserve for estimated self-insurance liabilities, if actual claims exceed these reserves, or if a catastrophic event occurs that is not fully covered by our excess insurance policies, our earnings and cash flows could be adversely impacted.

Future pandemics and epidemics, such as the COVID-19 pandemic, could materially adversely affect our financial condition and results of operations.
Our operations expose us to risks associated with pandemics, epidemics or other public health emergencies, such as the COVID-19 pandemic. Pandemics have in the past resulted and may in the future result in governments implementing strict measures to help control the spread of a virus, including quarantines, “shelter in place” and “stay at home” orders, travel restrictions, business curtailments, school closures and other measures. Such public health emergencies may have negative impacts on our operations, supply chain, transportation networks and customers. The extent to which a resurgence of the COVID-19 pandemic, or any variant thereof, or any other pandemic, in our primary areas of operation may impact our employees, employee productivity, business, results of operations, financial condition or cash flows will depend on future developments, which remain highly uncertain and cannot be predicted, including, but not limited to, the duration and geographic spread of any outbreak, its severity, the actions to contain the virus or treat its impact.
Some of our products are commodities, which are subject to significant changes in supply and demand and price fluctuations.
Some of the products sold by us are commodities, and competition among manufacturers is based largely on price. Prices are often subject to material changes in response to relatively minor fluctuations in supply and demand, general economic conditions and other market conditions beyond our control. Increases in the production capacity of industry participants for products such as asphalt or cement, or increases in cement imports, tend to create an oversupply of such products leading to an imbalance between supply and demand, which can have a negative impact on product prices. There can be no assurance that prices for products sold by us will not decline in the future or that such declines will not have a material adverse effect on our business, financial condition, liquidity and results of operations.
Our business is capital intensive, resulting in significant fixed and semi-fixed costs. Therefore, our earnings are sensitive to changes in volume.
Due to the high levels of fixed capital required to produce our products, our ability to remain profitable is dependent on achieving and maintaining strong volumes of production and sales. Any decreases in volume could have an adverse effect on our ability to raise capital in the private or public markets, our financial condition and our results of operations. In addition, our plants require significant capital expenditures to support our business. If we are unable to generate sufficient cash to maintain the property and machinery necessary to operate our business, we may be required to reduce or delay planned capital expenditures or incur additional debt, which could in turn materially adversely affect our business, financial condition, liquidity and results of operations. See “—Risks Relating to the Spin-off—After the Spin-off, we will not be able to rely on the earnings, assets or cash flows of Holcim and Holcim will not provide funds to finance our working capital or other cash requirements, which may impact the interest rate charged to us on debt financings, the amounts of indebtedness, types of financing structures and debt markets that may be available to us, and our ability to make payments on and to refinance any indebtedness.”
Significant changes in the cost and availability of transportation and related logistical disruptions could adversely affect our financial condition, liquidity, results of operations and business, including our trading operations.
Some of the raw materials used in our manufacturing processes, such as coal or coke, are transported to our facilities by truck, rail cars, ships, barges or tugs. In addition, transportation logistics play an important part in allowing us to supply products to our customers, whether by truck, rail or marine. Certain of our products are more difficult and costly to transport over long distances, which limits the areas typically served by our business. Significant increases in the cost of fuel or energy can result in material increases in the cost of transportation, which could materially and adversely affect our operating income. In addition, reductions in the availability of certain modes of transportation, such as rail, marine or trucking, could limit our ability to deliver products and therefore materially and adversely affect our operating income, business, financial condition and liquidity.
Fluctuations in foreign exchange rates may have an adverse effect on our business.
Although the majority of our operations are in the United States and Canada, we have suppliers and customers across the world, and therefore face foreign exchange risks arising from various currency exposures such as the U.S. dollar and Canadian dollar. As a result, movements in exchange rates may have a negative influence on our business, financial condition, liquidity and results of operations. Currency fluctuations can result in the recognition of foreign exchange losses on transactions, which are reflected in our historical combined statement of operations. With regard to transaction-based foreign currency exposures, our policy is to hedge material foreign currency exposures through derivative instruments. If we are unable to manage foreign exchange risk effectively through hedging or otherwise, our business, financial condition, liquidity and results of operations could be adversely affected in the future.
Our use of derivative financial instruments could negatively affect our net income and liquidity.
We may use various derivative financial instruments, including interest rate swaps, foreign exchange forwards and swaps and commodity contracts, to manage our exposure to certain market risks. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from time to time. There is no assurance that our use of such instruments will allow us to achieve these objectives due to the inherent risks in any derivatives transaction or the risk that we may be unable to access such instruments at reasonable costs, or at all. If we enter into new derivative financial instruments, we may incur net losses and be subject to margin calls requiring a substantial amount of cash to be covered, which may reduce the funds available to us for our operations or other capital needs. In addition, as with any derivative position, we assume the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us.
Political, social and geopolitical events, possible changes in public policies and other societal risks could have a material adverse effect on our business, financial condition, liquidity and results of operations.
Our operations are mostly located in the United States, Canada and Jamaica. We also have employees and support operations in Colombia. We are also exposed to the circumstances prevalent in the countries from which we procure materials and in which we market our products. Political, economic, geopolitical or social developments such as elections, new governments, changes in public policy, economic circumstances, laws and/or regulations, trade policies, political agreements or disagreements, civil disturbances or a rise in violence or the perception of violence, could have a material adverse effect on global or local financial markets, and in turn on our business, financial condition, liquidity and results of operations.
A change in federal or national government and the political party in control of the legislature in any of the countries where we operate could result in changes to the countries’ economic, political or social conditions, as well as changes to laws, regulations and public policies, which may contribute to economic uncertainty or adverse business conditions and could also materially impact our business, financial condition, liquidity and results of operations. For example, a new administration may decrease infrastructure spending, which could adversely affect our business, financial condition, liquidity and results of operations. Similarly, if no political party wins a clear majority in the legislative bodies of these countries, legislative gridlock and political and economic uncertainty may continue or result. For example, gridlock in the United States could impact, among other things, the ability of the U.S. Congress to raise the U.S. government’s federal debt ceiling.
We expect an increase of “green” taxes in jurisdictions where we operate. Our operations may also be subject to risks such as increases in governmental royalties, as well as any laws and policies affecting foreign trade, taxation and investment. We supply and ship certain materials and goods pursuant to the North American Free Trade Agreement, now known as the U.S.-Mexico-Canada Agreement, and may be subject to audits, assessments and penalties for non-compliance. While we maintain records to support such inquiries and confirm our compliance, we may face costs and penalties for non-compliance which may be material to our operations. Our ability to import raw materials may be affected by changes in local regulations and government policies regarding such importations. These and any other policies, laws and regulations which are further adopted could result in a deterioration of investment sentiment, political and economic uncertainty, and increased costs for our business, which may in turn have a material adverse effect on our business, financial condition, liquidity and results of operations.
Further, we sell to customers in countries, including in North America and Europe, where the governments have indicated a willingness to impose, and have in fact imposed, new or strengthened trade protection measures, including tariffs on imports of certain products. New or existing tariffs and other trade measures could adversely affect our business, financial condition, liquidity and results of operations. Some foreign governments, including China, have instituted retaliatory measures on certain U.S. goods and indicated a willingness to impose additional tariffs. We cannot be sure that such additional tariffs will not impact our business, thereby adversely affecting our financial condition. Further conflict between the United States and China, or similar geopolitical challenges, could cause important disruptions in the global economic, financial markets and trade dynamics which could impact the markets in which we operate and materially and adversely affect our business, financial condition, liquidity and results of operations.
There have been terrorist attacks and ongoing threats of future terrorist attacks in countries in which we operate. There may be new attacks or threats that cause any damage to our facilities, or harm our employees, including members of our Board of Directors or senior management, or lead to an economic contraction, financial markets volatility or erection of material barriers to trade.
Our goodwill and long-lived intangible assets represent a substantial amount of our total assets. Significant underperformance in any of our operations in the future may give rise to a material write-down of goodwill or long-lived assets, adversely effecting on our business, results of operations and financial condition.
Our goodwill and long-lived intangible assets represent 46%, 45% and 47% of our total assets as of March 31, 2025, December 31, 2024 and December 31, 2023, respectively. Our historical combined financial statements and accompanying notes included elsewhere in this information statement have been prepared in accordance with U.S. GAAP, under which goodwill is not amortized but rather is tested for impairment once a year, during the fourth quarter, or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. Such events and changes in circumstances may include continued economic uncertainty, lower than forecasted revenue, reduced future cash flow estimates, a sustained decline in stock price or a substantial decline in business performance. We assess goodwill for impairment at the reporting unit level, which is at the operating segment level, or one level below. If we determine that the carrying amount of the reporting unit exceeds its fair value, then we recognize an impairment loss equal to that excess, up to the total amount of goodwill associated with that reporting unit.
We also review long-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived intangible assets may not be recoverable. Such events and changes in circumstances may include significant changes in performance relative to expected operating results, significant changes in asset use, significant negative industry or economic trends and changes in our business strategy. If any such indication exists, the recoverable amount of the long-lived asset is estimated in order to determine the extent of the impairment loss, if any. If the recoverable amount of a long-lived asset is determined to be less than the carrying amount, the carrying amount of the long-lived asset is reduced to its recoverable amount.
The impairment assessment requires us to estimate future cash flows based on cash flow models that incorporate various significant assumptions. These significant assumptions generally include forecasted revenues, expenses, resulting EBITDA Margins (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”) and related cash flows based on assumed long-term growth rates and demand trends, future projected investments to expand our units, discount rates and terminal growth rates. The outcome of the impairment assessment could vary significantly based on the different assumptions used. Impairment losses are recognized in the statement of operations and may therefore have a material adverse effect on our results of operations and financial condition.
Risks Relating to Regulatory and Legal Matters
We are subject to the laws and regulations of the countries where we operate and do business and non-compliance, any material changes in such laws and regulations and/or any significant delays in assessing the impact and/or adapting to such changes in laws and regulations may have an adverse effect on our business, financial condition, liquidity and results of operations.
Our operations are subject to the laws and regulations of the countries where we operate and do business, which laws and regulations (and/or governmental interpretations of such laws and regulations) are subject to change. Such changes in laws and regulations, and/or governmental interpretations of such laws and regulations, may require us to devote a significant amount of time and resources to assess and, if required, to adjust our operations to be compliant with any such changes, which could have a material adverse effect on our business, financial condition, liquidity and results of operations. In addition, any significant delays in assessing the impact and/or adapting to changes in laws and regulations and/or governmental interpretations of such laws and regulations could result in a failure to comply with such laws and regulations, which in turn could lead to significant investigation costs, financial penalties, debarment, profit disgorgement and reputational damage. All of the aforementioned may have a material adverse effect on our business, financial condition, liquidity and results of operations.
We or our third-party suppliers may fail to maintain, obtain or renew or may experience material delays in obtaining requisite governmental or other approvals, licenses and permits for the conduct of our business.
We and our third-party suppliers require various governmental, environmental, mining and other approvals, licenses, permits, concessions and certificates in the conduct of our business and operations of our facilities. We and our third-party suppliers may encounter significant problems in obtaining new or renewing existing approvals, licenses, permits, concessions and certificates and may need to expend significant capital to ensure we continue to satisfy the current or new conditions to such approvals, licenses, permits, concessions and certificates that we currently have or may be granted in the future. There may also be delays on the part of regulatory and administrative bodies in reviewing our applications and granting approvals which we cannot control.
We make efforts to maintain good long-term relationships and continuous communication with cities and neighboring communities where we operate; however, such communities may develop interests or objectives which are different from, or even in conflict with, our objectives, which could result in legal or administrative proceedings, protests, negative media coverage, direct action or campaigns, including, but not limited to, requests for the government to revoke or deny our concessions, licenses or other permits to operate. This could delay our ability to obtain the related approvals, licenses, permits, concessions and certificates, or could result in us not being able to obtain them at all.
In addition, implementation of new laws and regulations on environmental matters in the Amrize Territories or in the countries from which our third-party suppliers source the materials they deliver to us could delay our ability to obtain the related approvals, licenses, permits, concessions and certificates, or could result in us not being able to obtain them at all. If previously obtained approvals, licenses, permits and certificates are revoked and/or if we or our third-party suppliers fail to obtain and/or maintain the necessary approvals, licenses, permits, concessions and certificates required for the conduct of our business, we may be required to incur substantial costs or temporarily suspend or alter the operation of one or more of our facilities, mineral extraction locations or of any relevant component of them, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.
Further, title to, and the area of, mineral properties and water rights may be disputed. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify. A successful claim that we do not have title to one or more of our properties or lack appropriate water rights could cause us to lose any rights to explore, develop and extract any minerals or utilize water on that property, without compensation for our prior expenditures relating to such property. Our business may suffer a material adverse effect in the event one or more of our properties are determined to have title deficiencies. In some instances, we have received access rights or easements from third parties, which allow for a more efficient operation than would exist without the access or easement. A third party could take action to suspend such access or easement, and any such action could have a material adverse effect on our results of operations or financial condition.
We are subject to litigation proceedings, including, but not limited to, government investigations relating to antitrust and other proceedings, that could harm our business and our reputation.
From time to time, we are and may become involved in litigation, investigations and other legal or administrative proceedings relating to claims arising from our operations or arising from violations or alleged violations of laws, regulations or acts. Investigations and litigation, and in general any legal or administrative proceedings, are subject to inherent uncertainties and unfavorable rulings may occur. Defending ourselves against such lawsuits and invitations can prove costly and divert management’s attention, which could materially adversely affect our business. Regulatory matters and legal proceedings may harm our reputation or affect our ability to conduct our business in the manner that we expect. We may incur substantial costs to settle such matters. In addition, an adverse ruling in any legal proceeding could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our operations are subject to environmental laws and regulations, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.
Our operations are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. See “Business—Regulatory Matters.” These laws and regulations impose stringent environmental protection standards, which in recent years have become and in the future are expected to continue becoming, progressively stricter regarding, among other things, air emissions (including greenhouse gas emissions), land use and biodiversity, use of alternative fuels, water availability, wastewater discharges, the use and handling of hazardous waste or materials, disclosures and reporting obligations related to the use and handling of hazardous materials, and the remediation of environmental impacts from our operations.
These environmental laws and regulations expose us to the risk of substantial costs and liabilities, including, among other things, taxes, higher investment in equipment and technology, administrative, civil and criminal fines and other sanctions, the payment of compensation to third parties, removal and remediation costs, business disruption and damage to reputation. Under these laws and regulations, we could also be liable for costs of investigation, damages to and loss of use of natural resources, loss of profits or impairment of earning capacity, property damages, costs of increased public services and the issuance of orders enjoining future operations. Certain environmental statutes impose strict joint and several liability for costs required to clean up and restore sites where hazardous substances or other waste products have been disposed of or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property or natural resources damage allegedly caused by the release of hazardous substances or other waste products into the environment.
Under certain environmental laws and regulations, liability associated with investigation or remediation of hazardous substances can arise at a broad range of properties, including properties currently or formerly owned or operated by us, as well as facilities at which any hazardous substances or wastes generated by us were sent for treatment, storage or disposal, or any areas affected while any hazardous substances or wastes were transported. Such laws and regulations may apply without regard to fault, causation or knowledge of contamination. We occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities (or ongoing operational or construction activities) may lead to hazardous substance releases or discoveries of historical contamination that must be remediated, and closures of facilities may trigger compliance requirements that are not applicable to operating facilities. Compliance with these laws and regulations could adversely affect our operations in the future. Furthermore, we cannot assure you that existing or future circumstances or developments with respect to the impact of our operations will not require us to make significant remediation or restoration expenditures, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.
The cement manufacturing process requires the combustion of large amounts of fuel and creates carbon dioxide as a by-product of the calcination process. While we expect to meet all emissions standards in the areas in which we operate, we estimate that we will continue to incur operating costs at each plant to comply and could incur penalties if we fail to comply.
Further, we have in the past, and may in the future, receive notices of violations for various infractions associated with our plants. We have also in the past, and may in the future, be subject to consent decrees, which are time-consuming to litigate and costly to remediate should it be found that we in fact violated certain federal, state, provincial or other environmental laws and regulations. Such violations could require us to not only pay a fine but make certain upgrades to our facilities and equipment. Further, we may be required to obtain certain operating permits under various environmental laws and regulations, including Title V of the U.S. Clean Air Act (“CAA”), which are timely, costly, difficult to obtain and may subject us to public opposition, which may materially adversely affect our business, financial condition and results of operations.
While we arrange certain types of environmental impairment insurance as part of our broader corporate insurance strategy, we cannot assure you that a given environmental incident will be covered by the environmental insurance we have in place, or that the amount of such insurance will be sufficient to offset the liability arising from the incident. Any such liability may be deemed to be material to us and could have a material adverse effect on our business, financial condition, liquidity and results of operations, as well as our reputation.

Climate change legislation or regulations, including those related to energy supply and greenhouse gas emissions, could become increasingly stringent and may adversely affect our business operations or results of operations.
A number of governmental bodies have finalized, proposed, or are contemplating, legislative and regulatory changes in response to the potential effects of climate change. For example, Canada has in effect a cap-and-trade system, which imposes a dollar/carbon tax applied directly to oil and gas emissions, and has committed to reducing greenhouse gas emissions by 30% from 2005 levels by 2030. Other governments, including state level governments in the United States, have previously proposed and may in the future implement similar regulatory frameworks. These climate-related goals and regulatory frameworks subject us to taxations on our emissions, as well as increased costs in implementing “green” policies in our manufacturing processes.
New enforcement initiatives may also result in the need for additional investments beyond what we had projected or expected to incur, which could result in a material decline in our profitability. Any additional regulatory restrictions on emissions of greenhouse gases imposed by rules and regulations promulgated by the U.S. Environmental Protection Agency (the “EPA”), the Canadian Environmental Protection Act, 1999 (the “CEPA”) or any state, provincial or other laws and regulations will likely impact our cement plants. However, it is impossible to estimate the cost of any such future requirements at this time. We may not be able to recover any increased operating costs, taxes or capital investments relating to greenhouse gas emission limits at those plants from our customers in order to remain competitive in pricing.
The nature of future climate change legislation and regulation (including regulation concerning greenhouse gas emissions) is highly uncertain and difficult to estimate. However, because a chemical reaction inherent to the manufacture of Portland cement releases carbon dioxide, a greenhouse gas, cement kiln operations may be disproportionately affected by future regulation of greenhouse gas emissions. Our cement plants, like those of other cement operators, require combustion of significant amounts of fuel to generate high kiln temperatures and create carbon dioxide as a product of the calcination process, which is an unavoidable step in making cement clinker. Accordingly, we continue to closely monitor environmental regulations and their potential impact on our cement business. There is also a potential for climate change legislation and regulation that adversely affects the cost of purchased energy and electricity, which could have a material adverse effect on our business, results of operations and liquidity.
We may communicate certain initiatives and goals regarding greenhouse gas emissions and other sustainability matters in our SEC filings or in other public disclosures. The initiatives and goals we undertake may be difficult and expensive to implement or may not advance at a pace sufficient to meet our goals, and we could be criticized for the scope, accuracy, adequacy or completeness of the disclosure. Further, statements about our progress towards these goals may be based on standards, internal controls and processes that are still developing, and assumptions that are subject to change in the future. If our data, processes and reporting are inaccurate or incomplete, or if we fail to achieve progress with respect to these goals or initiatives on a timely basis or at all, our operations and financial performance could be adversely affected.
Increased attention to sustainability and social impact related matters and our response to these matters could negatively affect our business.
We are subject to increasing governmental, stakeholder and societal attention to sustainability and social impact related matters, including, among other things, climate change, air emissions, waste management, water management, community engagement, human rights, labor, health and safety and information disclosure. Such attention may alter the environment in which we do business and may increase the ongoing costs of compliance, assessment and reporting and adversely impact our financial condition, results of operations and liquidity. For example, the SEC has in the past considered and may in the future adopt new disclosure requirements related to sustainability matters, such as a requirement to disclose any climate-related risks that have had or are reasonably likely to have a material impact on us and describe any material expenditures incurred and material impacts on financial estimates and assumptions that result from any mitigation or adaptation activities. In addition, we are required by the Swiss Code to publish an annual report regarding non-financial matters including environmental matters (including goals related to carbon dioxide emissions), social impact matters, employee-related matters, human rights and combating corruption, as well as due diligence and reporting requirements on child labor. These and other rules that may apply to us in the future could also become more extensive or stricter. Such requirements may be cumbersome to comply with and may divert funds and management’s attention from other matters.

Additionally, there has been increasing scrutiny of sustainability-related claims, including frequent allegations of incomplete, false or misleading claims with respect to the sustainable nature of operations and products. Various regulators have adopted, or are considering adopting, regulations on the use of “sustainable,” “eco-friendly,” “green” or similar language in the marketing of products and services or the prevention of “greenwashing” more generally.
Non-compliance with, or a failure to address, the regulatory, stakeholder and societal expectations and accompanying regulation and policy requirements (and related interpretations) may result in cost increases, fines, penalties, production restrictions, brand or reputational damage, loss of customers, failure to retain and attract talent and investor activism.
Furthermore, in the past year, sentiment against sustainability and social impact related matters has gained momentum across the United States, with several states and the federal government having proposed or enacted targeted policies, legislation or initiatives or issued related legal opinions. Such policies, legislation, litigation and scrutiny could result in us facing additional compliance obligations, becoming the subject of investigations, enforcement actions or litigation, or sustaining reputational harm. All of the above could have a material adverse effect on our business, financial condition and results of operations.
We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust, anti-boycott, economic sanctions, trade embargoes and export control laws and regulations in the countries in which we do business. Any violation of any such laws or regulations could have a material adverse impact on our business, financial condition, liquidity and results of operations, as well as harm our reputation.
We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other laws and regulations and are required to comply with the applicable laws and regulations of the countries in which we do business. In addition, we are subject to regulations on international trade that restrict dealings with certain sanctioned countries and territories, individuals and entities, including regulations administered by the United States, Canada, Switzerland and other countries in Europe in which we do business, including export control regulations, economic sanctions and trade embargoes.
Although we have implemented policies and procedures, which include training certain groups of our employees, seeking compliance with anti-corruption and other applicable laws and regulations, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our affiliates, employees, directors, officers, partners, agents, contractors and service providers or that any such persons will not take actions in violation of our policies and procedures. If we fail to comply in any material respect with applicable laws and regulations, the relevant government authorities have the power and authority to investigate us and, if necessary, impose fines, penalties and remedies, which could cause us to lose customers, suppliers and access to debt and capital markets. Any violations by us, or the third parties we transact with, of anti-bribery, anti-corruption, anti-money laundering, antitrust, anti-boycott, economic sanctions, trade embargoes and export control laws or regulations could have a material adverse effect on our business, financial condition, liquidity and results of operations, as well as our reputation.
We face risks associated with our pension and other postretirement benefit plan obligations, including multiemployer pension plans.
We sponsor a range of defined benefit pension plans, other postretirement benefit plans and defined contribution plans in which only our employees, retirees and former employees participate. The assets and liabilities of these schemes and plans are susceptible to significant volatility based on prevailing market conditions. Our employees also participate in certain union-sponsored multiemployer pension plans to which we contribute along with other employers. We have minimal control over the management of these plans. The assets and liabilities of these plans are also susceptible to substantial deficits arising from market conditions, business decisions, trustee decisions, plan failures and the actions and decisions of other contributing employers. Any deficits in these plans may require us to make cash contributions to fund unrecoverable amounts, which could impact our results of operations. See Note 15 (Pension and other postretirement benefits) to our audited historical combined financial statements included elsewhere in this information statement and Note 15 (Pension and other postretirement benefits) to our unaudited historical condensed combined financial statements included elsewhere in this information statement.

We operate in multiple tax jurisdictions. Changes in tax law or its application in the jurisdictions in which we operate, or successful challenges to our tax positions by tax authorities, could adversely affect our results of operations and cash flow.
We conduct operations in multiple tax jurisdictions. In the ordinary course of our business, certain judgments and estimations are required in determining our provision of income, sales, value-added and other taxes and duties (including but not limited to stamp duties, custom duties and excise taxes) as well as employment taxes and social security contributions. Accordingly, there may be various transactions for which the ultimate tax determination or the timing of the tax effect is uncertain.
We are regularly audited, and our tax calculations and interpretation of tax laws are regularly reviewed by tax authorities. We believe that we operate in compliance with our tax filing obligations and that our tax estimates are reasonable; however, the final determination of any such tax audits or reviews could differ from our tax provisions and accruals, and any additional tax liabilities resulting from such final determination or any interest or any penalties or any regulatory, administrative or other sanctions relating thereto could have a material adverse effect on our business, results of operations and financial condition. We may become involved in proceedings with national or regional tax authorities that take different views on our tax positions. While we attempt to assess in advance the likelihood of adverse judgments or outcomes to these proceedings or claims, it is difficult to predict final outcomes with certainty. Adverse outcomes in any such tax proceedings could have a material adverse effect on our business, results of operations and financial condition.
Additionally, the integrated nature of our operations can produce conflicting claims from tax authorities in different countries as to the profits to be taxed in the individual countries (including claims of tax residence or permanent establishment). While the main jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our revenues and capital gains, efforts to resolve conflicting claims can be very lengthy and costly, without certainty that double taxation may be avoided.
The tax laws of the jurisdictions in which we operate generally require that transfer prices between affiliated companies in different jurisdictions be the same as those between unrelated companies dealing at arm’s length, and that such prices be supported by contemporaneous documentation. While we aim to operate in compliance with applicable transfer pricing laws, our transfer pricing procedures are not binding on applicable tax authorities and could be challenged by tax authorities. If our intercompany transactions were to be successfully challenged as not reflecting arm’s length transactions, we could be required to adjust such transfer prices and thereby reallocate part of our income to reflect these revised transfer prices, which could result in a higher overall tax liability to us, and possibly interest and penalties.
In recent years, international tax regulations and initiatives have led to increased focus on tax transparency and international exchange of information between tax authorities. In this context, the Organization for Economic Cooperation and Development first introduced its Base Erosion and Profit Shifting (“BEPS”) Action Plan to address issues relating to aggressive tax planning and cross-border taxation, with a specific focus on transfer pricing. The BEPS project has been further expanded and is organized around a two-pillar approach implementing (i) a new right to tax companies regardless of physical presence in the applicable jurisdiction (Pillar One) and (ii) a global minimum effective tax rate (Pillar Two) which has been implemented in the meantime by Switzerland and by certain other jurisdictions in which we operate, such as Canada. Such taxes in Switzerland and other jurisdictions in which we operate have impacted and may continue to impact us adversely and have led to and may continue to lead to a higher tax compliance burden for us.
Further, the Inflation Reduction Act of 2022 (the “IRA”) includes a 15% corporate alternative minimum tax for certain large corporations and a 1% excise tax on certain share repurchases by U.S. domestic subsidiaries of publicly traded foreign corporations (including repurchases conducted by such foreign corporations that are treated as funded by such U.S. domestic subsidiaries for purposes of the excise tax). If we become subject to additional taxes under the IRA or otherwise, our financial condition and our operations could be negatively impacted.
In general, tax reform initiatives, including with respect to tax rates, transfer pricing, intercompany dividends, cross border transactions and limitations on tax relief for interest on intercompany debt, as well as the global minimum effective tax rate under OECD Pillar Two, could increase our compliance and administrative costs and could lead to an increased risk of international and domestic tax disputes and an increase in our effective tax rate, and could adversely affect our financial condition.

In 2022, representatives from the governments of Switzerland and the United States announced an intention to commence negotiations regarding potential revisions to the tax treaty between Switzerland and the United States that is currently in force. Any such revisions could have potentially adverse effects on us and our U.S. shareholders, including by increasing the taxes imposed on our operations or payments made by us (including distributions) by, for example, increasing the rates of withholding taxes imposed on entities in our ownership structure (including with respect to payments made from the United States to Switzerland) or otherwise changing the manner in which a holder qualifies for the benefits of the treaty.
Risks Relating to the Ownership of Company Shares
We cannot be certain that an active trading market for Company Shares will develop or be sustained after the Distribution. Following the Distribution, our share price may fluctuate significantly.
A public market for Company Shares does not currently exist. We have applied to list Company Shares on NYSE under the symbol “AMRZ.” We have also received approval to list Company Shares on SIX subject to technical deliverables as customarily required. The Distribution is contingent upon NYSE approving the listing of Company Shares and SIX approving the additional listing of Company Shares subject to technical deliverables as customarily required. We expect that Company Shares will commence trading on a standalone basis on NYSE at 9:30 a.m., New York City time, and on SIX at 9:00 a.m., Zurich time, on the Ex-Dividend Date. However, we cannot guarantee that an active trading market will develop or be sustained for Company Shares after the Distribution. In addition, if trading of Company Shares is substantially localized on either NYSE or SIX, we may not meet the liquidity or other criteria necessary for inclusion in various stock indices that are based on our trading volumes on the other exchange.
We also cannot predict the prices at which Company Shares may trade after the Distribution. Until the market has fully evaluated our business, the price at which Company Shares trade may fluctuate significantly. The market price of Company Shares may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:
•	our business profile, market capitalization or capital allocation policies may not fit the investment objectives of Parent’s current shareholders, causing a shift in our investor base;
•
Company Shares may not be included in indices in which Parent Shares are included and may not be included in U.S. indices such as the Standard and Poor’s 500 or the Russell 1000 Index, causing certain holders to sell their shares;

•	the failure of securities analysts to regularly publish reports on Company Shares after the Distribution;
•	the localization of the trading of Company Shares on either NYSE or SIX;
•	actual or anticipated fluctuations in our operating results;
•	changes in earnings estimates by securities analysts or our ability to meet those estimates;
•	our ability to meet our forward looking guidance;
•	the operating and share price performance of other comparable companies;
•	overall market fluctuations and domestic and worldwide economic conditions;
•	regulatory or legal developments in the United States, Switzerland and other countries;
•	changes in tax laws; and
•	other factors described in these “Risk Factors” and elsewhere in this information statement.
Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. Broad market and industry factors may materially harm the market price of Company Shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, shareholder derivative lawsuits and/or securities class action litigation has often been instituted against such company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources, and in turn materially adversely affect our business and results of operations.

Following the Distribution, the value of Company Shares and Parent Shares may collectively trade at an aggregate price less than what Parent Shares might trade at had the Distribution not occurred.
The Parent Shares and Company Shares that you hold following the Distribution (taking into account the Distribution Ratio) may collectively trade at a value less than the price at which Parent Shares might have traded had the Distribution not occurred or the price at which Parent Shares were trading prior to the Distribution. Reasons for this potential difference include the future performance of either Parent or us as separate, independent companies and the future shareholder base and market for Parent Shares and Company Shares and the prices at which these ordinary shares individually trade.
Any sales of substantial amounts of Company Shares in the public market, or the perception that such sales might occur, may cause the market price of Company Shares to decline.
Upon completion of the Distribution, we expect that we will have an aggregate of approximately 552,735,960 Company Shares outstanding. All of these shares will be freely tradeable without restriction or further registration under the United States Securities Act of 1933, as amended (the “Securities Act”), unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act. None of the Company Shares distributed to holders of Parent Shares will be subject to lock-up agreements (except for certain employees as holders with existing blocking periods in line with employee share plans).
We are unable to predict the extent to which Company Shares will be sold in the open market following the Distribution. However, it is likely that a significant number of shareholders receiving Company Shares in connection with the Distribution will desire to sell their Company Shares shortly following the Ex-Dividend Date. Some of the reasons for such sales could be that holders of Parent Shares do not wish to invest in the Amrize Business, including because we have no experience operating on a standalone basis. In addition, Company Shares may not be included in indices in which Parent Shares are included, and may not be included in U.S. indices such as the Standard and Poor’s 500 or the Russell 1000 Index. Whether related to the foregoing or otherwise, sales of substantial amounts of Company Shares in the public market following the Distribution, or the perception that such sales might occur, may cause the market price of Company Shares to decline after the Company Shares are admitted to trading. While we may offer to purchase certain Company Shares following the Ex-Dividend Date, we are unable to predict whether others will be interested in purchasing Company Shares at that time.
We cannot guarantee the timing, amount or payment of dividends on Company Shares.
While we expect to pay dividends, it will (within the boundaries of Swiss law) fall within the discretion of our Board of Directors to propose to shareholders the timing and amount of any future dividends on Company Shares. There can be no assurance that we will pay or declare dividends in the future. Under Swiss law, we may only pay dividends if (i) we have sufficient net income from the immediately preceding fiscal year, (ii) we have brought forward net income from prior fiscal years or (iii) we have otherwise freely distributable reserves, each as evidenced by our audited annual standalone financial statements prepared pursuant to Swiss law, after allocations of net income to statutory retained earnings as required by Swiss law and by our New Articles. See “Description of Share Capital and New Articles—Dividends and Distributions.” Additionally, any decision by our Board of Directors to propose to shareholders the payment of a dividend will depend on many factors, such as our financial condition, earnings, corporate strategy, credit rating, capital requirements, debt service obligations, debt covenants, industry practice, legal requirements, regulatory constraints and other factors that our Board of Directors deems relevant. Additionally, the declaration, timing and amount of any dividends to be paid by us following the Distribution will be subject to approval by our shareholders at the relevant annual general meeting of shareholders. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and access to the capital markets. We cannot guarantee that we will pay a dividend in the future or pay any further dividend if we have paid dividends at some point. See “Dividend Policy.”
Dividends on Company Shares may subject our shareholders to Swiss withholding tax.
Dividends paid on Company Shares are generally subject to Swiss withholding tax at a rate of 35% on any amount that cannot be allocated to (i) share capital (as reported on our annual standalone financial statements prepared pursuant to Swiss law) (i.e., result from a reduction of the nominal amount (par value) of the Company Shares) or (ii) capital reserves from tax capital contributions (as reported on our annual standalone financial statements prepared pursuant to Swiss law and recognized as such by the Swiss Federal Tax Administration). Swiss listed companies such as the Company are only permitted to allocate up to 50% of any dividend to capital reserves from tax capital contributions (unless the distribution is made out of the “foreign” capital reserves from tax capital contributions), and the remaining portion of any dividend will be allocated to other reserves (to the extent the Company has such reserves) and will thus be subject to Swiss withholding tax at a rate of 35%.
Additionally, there can be no assurance that our shareholders will approve a dividend out of capital reserves from tax capital contributions. After the Distribution, we expect to have “foreign” capital reserves from tax capital contributions in the amount of the U.S. dollar equivalent of approximately CHF 1,769,000. Because Swiss listed companies such as the Company are required to allocate at least 50% of the purchase price (less the nominal amount (par value) of such repurchased Company Shares) for Company Shares repurchased for cancellation to capital reserves from tax capital contributions, any repurchases of Company Shares would reduce the amount of capital reserves from tax capital contributions available for dividend distributions without the deduction of the Swiss withholding tax.
It is also possible that Swiss withholding tax rules will be changed in the future or that a change in Swiss law will adversely affect us or our shareholders, in particular as a result of distributions out of capital reserves from tax capital contributions becoming subject to additional corporate law or other restrictions. If we are unable to allocate any portion of a dividend to share capital (i.e., reduce the nominal amount (par value) of the Company Shares) or capital reserves from tax capital contributions, we will not be able to make distributions without subjecting our shareholders to Swiss withholding tax.
For additional information, including regarding potential recovery routes, see “Material U.S. Federal Income Tax Consequences of the Distribution” and “Material Swiss Tax Consequences of the Ownership of Company Shares—Swiss Withholding Tax.”
The price of Company Shares and the Swiss franc value of any dividends may be negatively affected by fluctuations in the U.S. dollar/Swiss franc exchange rate.
Company Shares will trade on NYSE in U.S. dollars and on SIX in Swiss francs. Accordingly, the value of Company Shares may be affected by fluctuations in the U.S. dollar/Swiss franc exchange rate. In addition, since we expect that any dividends we declare will be denominated in U.S. dollars, exchange rate fluctuations will affect the Swiss franc equivalent of dividends received by holders of Company Shares. If the value of the U.S. dollar decreases against the Swiss franc, the price at which Company Shares listed on SIX may—and the value of the Swiss franc equivalent of any dividend will—decrease accordingly.
Swiss law imposes certain restrictions on our ability to repurchase our shares.
Swiss law limits our ability to hold or repurchase Company Shares. We and our subsidiaries may only repurchase Company Shares to the extent that (i) we have freely distributable reserves in the amount of the purchase price (as reported on our annual standalone financial statements prepared pursuant to Swiss law) and (ii) the aggregate nominal amount (par value) of all Company Shares held by the Company and its subsidiaries does not exceed 10% of our share capital (excluding any treasury shares dedicated for cancellation pursuant to a shareholder-ratified repurchase program) registered in the Zug Commercial Register. See “Description of Share Capital and New Articles—Repurchase of Company Shares.” As a result, should we choose to repurchase Company Shares in the future, our shareholders would be required to periodically approve either a capital band authorizing our Board of Directors to reduce our share capital or a reduction in our share capital through the cancellation of designated blocks of repurchased shares held in treasury and may also have to periodically approve share repurchase programs in a separate vote from time to time, as necessary. If our shareholders do not approve a capital band or the cancellation of repurchased shares or, if necessary, approve a proposed share repurchase program, we may be unable to return capital to shareholders through share repurchases.
Repurchases of Company Shares could be subject to Swiss and U.S. tax.
The repurchase of Company Shares for cancellation is treated as a partial liquidation for tax purposes, and the proceeds from any repurchase of Company Shares are generally subject to Swiss withholding tax at a rate of 35% on any amount that cannot be allocated to share capital (as reported on our annual standalone financial statements prepared pursuant to Swiss law) or capital reserves from tax capital contributions (as reported on our annual standalone financial statements prepared pursuant to Swiss law and recognized as such by the Swiss Federal Tax Administration). Swiss listed companies such as the Company are required to allocate at least 50% of the purchase price (less the nominal amount (par value) of such repurchased Company Shares) for Company Shares repurchased for cancellation to capital reserves from tax capital contributions (to the extent available) which would reduce the amount of capital reserves from tax capital contributions available for dividend distributions without the deduction of the Swiss withholding tax. After the Distribution, we expect to have “foreign” capital reserves from tax capital contributions in the amount of the U.S. dollar equivalent of approximately CHF 1,769,000. While the repurchase of Company Shares for purposes other than for cancellation (such as to retain the repurchased Company Shares as treasury shares for use in connection with acquisitions, equity incentive plans, convertible debt or other instruments) would generally not be subject to Swiss withholding tax, the repurchase of Company Shares for purposes other than cancellation would also be treated as a partial liquidation for tax purposes if we repurchase Company Shares in excess of certain thresholds or if we fail to sell or reissue such Company Shares within the applicable time period after the repurchase.
In most instances, Swiss companies with shares listed on SIX will repurchase shares for cancellation through a second trading line on SIX. On the second trading line, the Swiss withholding tax of 35% is deducted from the portion of the purchase price that is subject to Swiss withholding tax as required by Swiss tax laws, and certain shareholders may subsequently apply for a full or partial refund of this Swiss withholding tax. Should we repurchase Company Shares without such deduction of the Swiss withholding tax of 35% (for example, in the case of a repurchase on an ordinary trading line), we would have to pay the grossed-up Swiss withholding tax (53.8%) upon cancellation of the repurchased Company Shares.
In addition, on August 16, 2022, the U.S. government enacted the IRA, which includes an excise tax on certain share repurchases by certain publicly traded foreign corporations. This excise tax is currently 1% and may increase in the future. If repurchases of Company Shares cause us to be subject to the excise tax, our financial condition and our operations could be negatively impacted, and we may be restricted or unable to return capital to shareholders through share repurchases.
Certain provisions of the New Articles and Swiss law may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.
The rights of our shareholders are governed by Swiss law and the New Articles (as defined below). Swiss law requires approval by shareholders for certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, Swiss law provides that the payment of dividends and other distributions and the cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders resolve to, or authorize our Board of Directors to, increase our share capital. While shareholders may authorize a board of directors to increase or reduce the company’s share capital by introducing a capital band into the company’s articles of association, Swiss law limits this capital band to between 50% and 150% of our issued share capital (as registered in the Zug Commercial Register) at the time of the introduction of the capital band. The capital band, furthermore, has a limited duration of up to five years unless renewed by shareholders (by holders of at least two-thirds of the votes represented at an annual or extraordinary general meeting of shareholders) from time to time. According to the New Articles, our Board of Directors will be authorized to increase our share capital to a maximum of $6,802,506.15 and/or reduce it to a minimum of $5,101,879.62 without a shareholder vote. However, this capital band authorization will expire after five years, at which point a new capital band must be approved by shareholders before our Board of Directors may increase and/or reduce our share capital under a capital band. See “Description of Share Capital and New Articles—General—Capital Band.”
Additionally, Swiss law grants preemptive rights to existing shareholders to subscribe for new issuances of shares and advance subscription rights for convertible bonds or similar instruments with conversion or option rights. See “Description of Share Capital and New Articles—Preemptive Rights.”
Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided substantial benefits to our shareholders.

In addition to being listed on NYSE, Company Shares will also be listed on SIX. Therefore, holders of Company Shares will be subject to Swiss financial market rules and regulations that may make certain acquisition bids for Company Shares more difficult. In addition, certain provisions in the New Articles may limit or preclude your ability to exercise control over us.
Swiss law provides certain protections for shareholders of a Swiss company with shares listed on a Swiss stock exchange. In particular, the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 19 June 2015 (the “FinMIA”) and its implementing ordinances require that persons who directly, indirectly or in concert with other parties acquire or dispose of Company Shares or purchase or sell rights relating to Company Shares, and thereby, directly, indirectly or in concert with other parties reach, exceed or fall below certain thresholds of the Company’s voting rights (whether exercisable or not), must notify the Company and SIX of such transactions in writing within four trading days. See “Description of Share Capital and New Articles—Acquisitions—Disclosure of Principal Shareholders.”
In addition, pursuant to the applicable provisions of the FinMIA, if any person (or group of persons acting in concert within the meaning of art. 121 FinMIA) directly or indirectly acquires equity securities which, together with equity securities already owned by such person or group of persons, exceed 1/3 of the voting rights (whether exercisable or not) of a Swiss company that has shares listed on a Swiss stock exchange, that person or group of persons is required to launch a mandatory tender offer to acquire all of the listed equity securities of the company.
This tender offer must meet certain requirements including the “minimum price rule” and the “best price rule,” which are generally aimed at preventing an acquiror from acquiring a controlling stake without making an offer to acquire the listed equity securities from all shareholders at the same price. See “Description of Share Capital and New Articles—Acquisitions—Mandatory Takeover Bid Rules.” A company’s articles of association may provide that the relevant provisions of the FinMIA do not apply (“opting-out”), or raise the relevant threshold to up to 49% of the company’s voting rights (“opting-up”). However, the New Articles do not contain an opting-out or opting-up provision.
The New Articles will contain provisions that are intended to limit your ability to exercise control over us. For example, the New Articles provide that, until the conclusion of the annual general meeting of shareholders in 2028, no person (or group of persons acting in concert within the meaning of art. 121 FinMIA) may be registered in the Company Share Register as holding voting rights in respect of 20% or more of the Company’s share capital (as registered in the Zug Commercial Register) or, even if registered in the Company Share Register with voting rights, may exercise, directly or indirectly (including by proxy), voting rights in respect of Company Shares representing more than 20% of the Company’s share capital (as registered in the Zug Commercial Register), in each case subject to certain exceptions (such as for central securities depositaries and their nominees). Shareholders linked to one another pursuant to an agreement or otherwise within the meaning of art. 121 FinMIA are counted together as a group of persons acting in concert. See “Description of Share Capital and New Articles—Form of Shares—Company Share Register and Registration Restrictions” and “Description of Share Capital and New Articles—Voting Rights and Voting Restrictions.”
In addition, the New Articles will provide that our Board of Directors is authorized to issue new Company Shares through the capital band or conditional share capital, withdraw or limit the subscription rights or preemptive rights of shareholders and allocate such rights to third parties as a defense of an actual, threatened or potential takeover bid. A removal of these restrictions will require the approval of two-thirds of the votes represented at an annual or extraordinary general meeting of shareholders. See “Description of Share Capital and New Articles—Preemptive Rights.”
These rules under Swiss law and the New Articles may make an unsolicited tender offer or other acquisition of controlling stakes in the Company more difficult. These provisions could discourage potential takeover attempts that some shareholders may consider to be in their interest.
We are a Swiss corporation. Therefore, the rights provided to our shareholders may differ in certain aspects from the rights that would typically be enjoyed by shareholders of a U.S. corporation.
Swiss law and the New Articles may not grant our shareholders certain of the rights and protections generally afforded to shareholders of U.S. corporations. In particular, Swiss corporate law limits the ability of a shareholder to challenge resolutions or actions of the board of directors in court. Under Swiss law, shareholders generally cannot bring a suit to reverse a decision by the board of directors, but may seek damages for breaches of duty. Furthermore, remedies against transactions involving conflicts of interest or other procedural flaws may be limited if a claimant cannot prove that the benefits inuring to us are manifestly disproportionate to the consideration rendered in return.
We could be subject to actions or proposals from shareholders that do not align with our business strategies or the interests of our other shareholders.
While we seek to actively engage with shareholders and consider their views on business, strategy, and environmental, social and governance issues, responding to these shareholders could be costly and time-consuming, disrupt our business and operations, and divert the attention of our Board of Directors and senior management. Uncertainties associated with such activities could interfere with our ability to effectively execute our strategic plan, impact customer retention and long-term growth, and limit our ability to hire and retain personnel. In addition, actions of these shareholders may cause periods of fluctuation in the price of Company Shares based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.
Your percentage of ownership in us may be diluted in the future.
We may choose to raise additional capital in the future, depending on market conditions or strategic considerations. To the extent that additional capital is raised through the issuance of equity securities or other securities that are convertible into equity securities, the issuance may dilute your proportional holding of Company Shares. The equity securities we issue in any future capital raising transaction may include liquidation or other preferences that adversely affect your rights as a shareholder.
Your percentage ownership in us may, in particular, be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that we may grant to our directors, officers and employees using conditional share capital provided for in the New Articles for employee participation plans. See “Description of Share Capital and New Articles—General—Conditional Share Capital.” Certain of our employees will have rights to purchase or receive Company Shares after the Distribution as a result of the conversion of their Parent Equity Awards into equity awards denominated in Company Shares. See “The Separation and Distribution—Treatment of Parent Equity Awards.” We expect to grant additional equity awards denominated in or relating to Company Shares to our employees and directors after the Spin-off. See “Executive and Director Compensation—The 2025 Omnibus Incentive Plan,” “Executive and Director Compensation—The 2025 Employee Stock Purchase Plan” and “Executive and Director Compensation—Director Compensation.” Company Shares for such awards may also be issued under the capital band that is limited to 120% of our issued share capital (as registered in the Zug Commercial Register) on the Ex-Dividend Date. These additional awards will have a dilutive effect on our earnings per Company Share, which could adversely affect the market price of Company Shares.
Shareholders may not be able to exercise preemptive rights in future issuances of equity or other securities that are convertible into equity.
Under Swiss law, shareholders may receive certain preemptive rights to subscribe on a pro rata basis to issuances of equity or other securities that are convertible into equity. See “Description of Share Capital and New Articles—Preemptive Rights.” Due to laws and regulations in their respective jurisdictions, however, non-Swiss shareholders may not be able to exercise such rights unless we take action to register or otherwise qualify the rights offering under the laws of such shareholders’ jurisdiction. We cannot give any assurance that we will register or otherwise qualify the offering of subscription rights or shares under the law of any jurisdiction where the offering of such rights is restricted. If shareholders in such jurisdictions were unable to exercise their subscription rights, their ownership interest in us would be diluted.

The obligations associated with being a standalone public company will require significant resources and management attention.
Following the effectiveness of the registration statement of which this information statement is a part, we will be directly subject to reporting and other obligations under the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations of the SEC, as well as Swiss law requirements and the rules and regulations of SIX. As a standalone public company, we will be required to:
•	prepare and distribute periodic reports, proxy statements and other shareholder communications in compliance with the U.S. federal securities laws and rules as well as Swiss laws and SIX requirements;
•	have our own Board of Directors and committees thereof, which comply with U.S. federal securities laws and rules and NYSE requirements, as well as Swiss corporate law;
•	maintain an internal audit function;
•	institute our own financial reporting and disclosure compliance functions;
•	institute our own non-financial reporting and disclosure compliance functions;
•	establish an investor relations function; and
•	establish internal policies, including those relating to trading in our securities and disclosure controls and procedures.
These reporting and other obligations will place significant demands on our management, diverting their time and attention from sales-generating activities to compliance activities, and require increased administrative and operational costs and expenses that we did not incur prior to the Spin-off, which could adversely affect our business, results of operations or financial condition. Our accounting and management resources may not be adequately prepared to meet these obligations. See “—Risks Relating to the Spin-off—If we are unable to implement and maintain an effective system of internal control over financial reporting, investors could lose confidence in the accuracy and completeness of our financial reports and the market price of Company Shares could be adversely affected.”
The listing of Company Shares on both NYSE and SIX will require us to comply with the listing, reporting and other regulations for each exchange, which may have different standards and requirements.
Holders of Company Shares may not be able to exercise certain shareholder rights if they are not registered as shareholders of record on the Company Share Register.
We intend to issue Company Shares as uncertificated securities which are either (i) held in the name of Cede & Co, with entitlements to Company shares delivered through the Depository Trust Company, the U.S. central securities depositary (“DTC”), or (ii) directly registered on the Company Share Register. See “Description of Share Capital and New Articles—Form of Shares—Forms of Holding Company Shares.” Given that Company Shares are primarily held through DTC, the U.S. central securities depositary, SIX SIS will not serve as the primary central securities depositary for Company Shares, and any Company Shares held through SIX SIS, including those received in the Distribution, will be derivatives of Company Shares held through DTC. Therefore, and contrary to the practice at Parent and other Swiss companies with shares listed on SIX, Company Shares will not be eligible for the system of SIX SIS (AREG-Data) that allows for the automated registration of a company’s shareholders in the company’s share register. Accordingly, holders of Parent Shares that are currently registered as shareholders of record on the Parent Share Register, or other holders of Parent Shares having provided their bank or broker with a general authorization to be registered as holders of record in a company’s share register, will not be registered as holders of record of Company Shares on the Company Share Register in an automated manner. Rather, holders of Company Shares will have to contact their bank or broker, which in turn will have to move their Company Shares out of DTC and arrange for them to be registered directly on the Company Share Register. It may be difficult to make such arrangements with banks or brokers that are unfamiliar with DTC’s practices or if Company Shares are held by investors outside the United States.
In relation to the Company, only those shareholders directly registered in the Company Share Register will be recognized as shareholders. Voting rights may only be exercised by holders of Company Shares registered as holding voting rights in the Company Share Register. While holders of Company Shares who are not registered as shareholders of record holding voting rights on the Company Share Register will be able to receive dividends and in certain cases, if duly authorized by a proxy issued by the relevant holder of record and depending on their bank or broker, vote their Company Shares at annual and extraordinary general meetings of shareholders, certain other shareholder rights (such as the right to request that an annual or extraordinary general meeting of shareholders be called, the right to put items on the agenda of an annual or extraordinary general meeting of shareholders, the right to sue our corporate bodies, or the right to inspect our books and records) will not be available to such holders of Company Shares who are not registered as shareholders of record on the Company Share Register.
U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive officers or members of our Board of Directors.
We are organized under the laws of Switzerland and our jurisdiction of incorporation is Switzerland. In addition, certain of our directors and executive officers (including Mr. Jenisch, Mr. Brouwer, Ms. Forrest, Mr. Oleas, Mr. Poletti, Ms. Roth Pellanda and Ms. Wilbur) reside outside the United States. Certain of our assets and the assets of such persons are located in Switzerland or other jurisdictions outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons, obtain documents or other discovery in connection with any legal proceedings against such persons in the United States or enforce judgments obtained in U.S. courts against such persons.
In addition, judgments obtained in the United States or other jurisdictions may not be enforceable in Switzerland, including because a Swiss court may conclude that a foreign court does not have jurisdiction with respect to corporate matters, such as directors’ liability claims, due to the exclusive forum clause in the New Articles. See “Description of Share Capital and New Articles—Exclusive Forum.” Further, there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the civil liability provisions of the federal and state securities laws of the United States. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Swiss courts as contrary to public policy. Also, provisions of Swiss law may be applicable regardless of any other law that would otherwise apply. See “Description of Share Capital and New Articles—Enforceability of Civil Liabilities.”
We are currently a foreign private issuer and, as a result, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies.
We currently qualify as a foreign private issuer for purposes of the Exchange Act. As a result, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including, without limitation, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations and Regulation Fair Disclosure, which prevents companies from making selective disclosures of material information. Additionally, we may follow Swiss law for certain corporate governance matters, and our officers, directors and principal shareholders are not subject to the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
While we do not currently plan to take advantage of any of these exemptions, if we decide in the future to take advantage of one or more of these exemptions, or to file on the reporting forms available to foreign private issuers instead of annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, you may not have the same information or protections afforded to shareholders of companies that are not foreign private issuers.
The New Articles will contain an exclusive forum provision that could limit a shareholder’s ability to bring a claim in a judicial forum that the shareholder believes is favorable for such disputes and may discourage lawsuits against us and any of our directors, officers or other employees.
The New Articles will provide that, except as set forth below, the exclusive forum for any disputes arising from company matters (including but not limited to disputes between individual shareholders and the Company or its corporate bodies, as well as between the Company and its corporate bodies, or between the corporate bodies themselves) is at the registered seat of the Company in Zug, Switzerland. The exclusive forum for any disputes arising under the Securities Act, the Exchange Act and any rules and regulations promulgated thereunder is the United States District Court for the Southern District of New York, except that if the United States District Court for the Southern District of New York does not have jurisdiction over the claims assigned to it, any other federal district court of the United States of America may hear such claims. See “Description of Share Capital and New

Articles—Exclusive Forum.” This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that the shareholder believes is favorable for such disputes and may discourage lawsuits against us and any of our directors, officers or other employees. However, a court could also find our forum selection provisions to be inapplicable or unenforceable and, accordingly, we could be required to litigate claims in multiple jurisdictions, incur additional costs or otherwise not receive the benefits that we expect our forum selection provisions to provide.
Risks Relating to the Spin-off
We may not achieve some or all of the expected benefits of the Spin-off, and the Spin-off may adversely impact our business.
We may not be able to achieve the full strategic and financial benefits expected to result from the Spin-off on a timely basis or at all. The Spin-off is expected to provide the following benefits, among others:
•	greater strategic focus of financial resources and management’s efforts;
•	direct and differentiated access to capital resources;
•	value creation by offering separate investment opportunities;
•	improved ability to use stock as an acquisition currency; and
•	improved management incentive tools.
We may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (a) the Spin-off will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business; (b) following the Spin-off, our share price may be more susceptible to market fluctuations and other events particular to the Amrize Business than if we were still a part of Holcim; and (c) following the Spin-off, our operational and financial profile will change such that our diversification of revenue sources across multiple geographic markets will diminish, and our results of operations, cash flows, working capital and financing requirements may be subject to greater volatility than they were prior to the Spin-off. Additionally, we may experience unanticipated competitive developments, including changes in the conditions of the markets in which we operate, that could negate the expected benefits from the Spin-off. If we do not realize some or all of the benefits expected to result from the Spin-off, or if such benefits are delayed, our business, financial condition, results of operations and cash flows could be adversely impacted.
The Spin-off might not be completed or not be completed within the envisaged time frame and the non-recurring and recurring costs of the Spin-off may be greater than we expected.
There are risks and uncertainties relating to the execution of the Spin-off, including the timing and certainty of the completion of the Separation and the timing and certainty of the satisfaction or waiver of the conditions to the Distribution. Additionally, if the Parent Board of Directors waives any condition to the Spin-off and the Spin-off is completed, such waiver could have a material adverse effect on Holcim and our business, financial condition or results of operations, including, without limitation, as a result of litigation relating to any preliminary or permanent injunctions that sought to prevent the consummation of the Spin-off, or the failure to obtain any required regulatory approvals. See “The Separation and Distribution—Conditions to the Distribution.”
The Separation process is complex, time-consuming and involves significant costs and expenses. We expect to incur non-recurring costs associated with the establishment of Amrize as a standalone public company (such as rebranding costs, employee-related costs (i.e., recruitment and relocation expenses) and costs to establish certain standalone functions). We expect that non-recurring costs related to the establishment of Amrize as a standalone public company will be approximately $97 million. We expect to incur these non-recurring costs primarily over a period of 12 to 24 months following the completion of the Spin-off. As a standalone public company, we also expect to incur recurring costs required to operate new functions as a public company (such as executive leadership compensation, accounting and financial reporting, compliance and regulatory, human resources, information technology, marketing and communications, insurance and other operating costs). We also have incurred, and expect to continue to incur, financing costs in connection with the matters set forth under “The Separation and Distribution—Debt Financing Transactions.” If we are unable to transition effectively or within the envisaged time frame, we may incur temporary interruptions in business operations. The costs of the Separation, whether incurred before or after the Spin-off, may be significantly greater than anticipated. In addition, any delay in separating and implementing, or any operational interruptions suffered while separating and implementing, our information technology infrastructure could disrupt our business and have a material adverse effect on our business, financial condition, liquidity and results of operations.
We have no history operating as an independent, publicly traded company, and our financial information in this information statement is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and therefore may not be a reliable indicator of our future results.
We have historically operated as wholly-owned subsidiaries of Parent, and the results of the Amrize Business were historically consolidated under Parent and reported under its North America and Solutions & Products segments. We have no operating history as a standalone company. As a result, separate financial statements have not historically been prepared for us. Our historical financial information in this information statement has been derived from the consolidated financial statements and historical accounting records of Parent. Accordingly, such historical financial information may not reflect what our financial condition, results of operations or cash flows would have been had we been a standalone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future. In particular, as part of Holcim, we have historically benefited from certain functions performed by Parent such as accounting and financial reporting, treasury, tax, legal, human resources, information technology, insurance, employee benefits and other general and administrative functions. Following the Spin-off, Parent will not perform these functions for us other than certain functions that will be provided for a limited time pursuant to the Transition Services Agreement.
Although we will enter into certain agreements with Parent in connection with the Spin-off pursuant to which Parent will perform certain functions for a limited time pursuant to the Transition Services Agreement, these arrangements will not fully capture the benefits that we have enjoyed as a result of being integrated with Holcim. As a result of us being a standalone public company on a smaller scale, our costs of performing these functions are estimated to be higher than the amounts reflected in our historical combined financial statements and accompanying notes included elsewhere in this information statement.
For additional information about the past financial performance of our business and the basis of presentation of our historical combined financial statements and unaudited pro forma condensed combined financial statements, see “Summary Historical and Unaudited Pro Forma Condensed Combined Financial Information,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and accompanying notes included elsewhere in this information statement.
If we are unable to implement and maintain an effective system of internal control over financial reporting, investors could lose confidence in the accuracy and completeness of our financial reports and the market price of Company Shares could be adversely affected.
As a standalone public company, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), we will be required to maintain internal control over financial reporting and to report any material weaknesses in our internal control, as well as to furnish a report by management on the effectiveness of our internal control over financial reporting starting with our second Annual Report on Form 10-K.
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of combined financial statements in accordance with U.S. GAAP. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.
Our historical combined financial statements included elsewhere in this information statement were prepared on a “carve-out” basis and in accordance with U.S. GAAP and have been derived from the consolidated financial statements and historical accounting records of Parent, which were prepared under IFRS.
As we are a wholly-owned subsidiary of Parent and have no operating history as a standalone company, including reporting under U.S. GAAP, we identified a material weakness in the design and operation of our internal control over financial reporting related to insufficient accounting and supervisory personnel who have the appropriate level of U.S. GAAP technical accounting experience and training. In response to this material weakness, we have hired and utilized additional U.S. GAAP qualified personnel within our financial reporting function to assist with the preparation and review of our financial statements and we are currently implementing additional controls for that purpose.
The process of designing, implementing and testing the internal control over financial reporting required to comply with requirements of Section 404 of the Sarbanes-Oxley Act is complex, time-consuming and costly. If we identify any material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, potentially resulting in restatements of our combined financial statements. If we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the accuracy and completeness of our financial reports and the market price of Company Shares could be adversely affected. We could also become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.
The transitional services Holcim has agreed to provide to us may not be sufficient for our needs. In addition, Holcim may fail to perform under various transaction agreements that will be executed as part of the Separation, which may create risks to the protection and value of our trade secrets, or we may fail to have necessary systems and services in place when Holcim is no longer obligated to provide services under the various agreements.
Each of the Separation and Distribution Agreement and each of the Ancillary Agreements provide for the performance by each of us and Holcim for the benefit of the other for a period of time after the Spin-off.
We will rely on Holcim to satisfy its performance and payment obligations under these agreements. If Holcim is unable to satisfy its obligations under these agreements, including its indemnification obligations in favor of us, we could incur operational difficulties or losses. If we do not have in place our own systems and services, and do not have agreements with other providers of these services when the Transition Services Agreement or other Ancillary Agreements terminate, or if we do not implement the new systems or replace Holcim’s services successfully, we may not be able to operate our business effectively, which could disrupt our business and have a material adverse effect on our business, financial condition, liquidity and results of operations. These systems and services may also be more expensive to install, implement and operate, or less efficient or effective than the systems and services Holcim is expected to provide during the transition period. After the Transition Services Agreement and other Ancillary Agreements terminate, Holcim will no longer pay us for certain services and rights we provide to Holcim, and accordingly, our cost of carrying the assets used to provide such services and rights may increase.
After the expiration of our rights to continue to use the “Holcim” brand, “Lafarge” brand and other product or service brands to be owned by Holcim following the Spin-off, we may not be able to replace the use of such brands with new brands that are as familiar to, or positively viewed by, our customers, service providers, investors and other applicable third-party stakeholders, which could materially and adversely affect our businesses. See “Certain Relationships and Related Person Transactions—Agreements with Parent—Trademark License Agreement.” Additionally, as disclosed above, we rely on our intellectual property, including trade secrets, to protect and differentiate our products and services, and Holcim may have had access to some or all of such trade secrets prior to the Spin-off by virtue of our affiliated relationship. Holcim will also have certain rights to own and/or use certain such trade secrets following the Spin-off, as discussed further in “Certain Relationships and Related Person Transactions—Agreements with Parent.” These agreements may not effectively prevent disclosure or misappropriation of our trade secrets, know-how or other proprietary information, and we may not have adequate remedies for any disclosure or misappropriation of our trade secrets, know-how or other proprietary information in violation of these agreements.
Further, we will grant Holcim a license to use certain of our intellectual property and technologies, in certain markets following the Spin-off, as discussed further in “Certain Relationships and Related Person Transactions—Agreements with Parent,” and we may offer the same or similar product and/or service offerings, and use the same or similar intellectual property and technologies, in the same or other markets and for the same or related product and/or service offerings as Holcim. Although Holcim may conduct its business, and offer products and/or services, under different names or brands than us, the similarity in our and Holcim’s product and/or service offerings, as well as the similarity in the intellectual property and technology related thereto, may create additional risk exposure related to product safety, quality and sustainability, among other potential risks, including risks to our intellectual property and our reputation. If Holcim fails to maintain appropriate quality standards and other controls with respect to product and/or service offerings, and intellectual property and technology related thereto, such issues or conduct by Holcim could materially and adversely affect our similar product and/or service offerings, and intellectual property and technology related thereto.
Under applicable tax law, we may be liable for certain tax liabilities of Parent following the Spin-off if Parent were to fail to pay such taxes.
After the Spin-off, there is the possibility that certain liabilities of Holcim could become our obligations. This could occur if, notwithstanding our intentions, we take or fail to take any action we are prohibited from taking or required to take by the terms of the Tax Matters Agreement to preserve the intended tax treatment of the transaction, a representation or covenant we made that serves as the basis for the Swiss Tax Rulings is determined to be false or as a result of the application of legal rules that depend in part on facts outside our control. If we are required to indemnify Parent, we may be subject to substantial liabilities that could materially and adversely affect our financial position.
In connection with the Separation, Parent will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Parent’s ability to satisfy its indemnification obligation will not be impaired in the future.
Parent will agree to indemnify us for certain liabilities, as discussed further in “Certain Relationships and Related Person Transactions—Agreements with Parent.” However, third parties could also seek to hold us responsible for liabilities that Parent has agreed to retain, and there can be no assurance that the indemnity from Parent will be sufficient to protect us against the full amount of such liabilities, or that Parent will be able to fully satisfy its indemnification obligations. In addition, Parent’s insurers may attempt to deny coverage to us for liabilities associated with certain occurrences of indemnified liabilities prior to the Spin-off.
In connection with the Separation we will assume, and indemnify Parent for, certain liabilities. If we are required to make payments pursuant to these indemnities to Parent, our financial results could be adversely impacted.
We will agree to assume, and indemnify Parent for, certain liabilities as discussed in “Certain Relationships and Related Person Transactions—Agreements with Parent.” Payments pursuant to these obligations may be significant and could adversely impact our business, financial condition, liquidity and results of operations, particularly indemnities relating to our actions that could impact the tax-free nature of the Distribution or indemnities relating to environmental matters.
If the Separation and Distribution, together with certain related transactions, do not qualify as a reorganization within the meaning of Section 368(a)(1)(D) and Section 355 of the Internal Revenue Code that is generally tax-free for U.S. federal income tax purposes or as a tax-neutral restructuring for Swiss tax purposes, we, you and Parent could be subject to significant U.S. federal income tax liability and/or Swiss tax liability, as applicable and, in certain circumstances, we could be required to indemnify Parent for material taxes pursuant to indemnification obligations under the Tax Matters Agreement.
It is a condition to the consummation of the Distribution that Parent receives the Tax Opinion. Additionally, Parent has requested and received the IRS Ruling to the effect that the Distribution, together with certain internal reorganization transactions undertaken in anticipation of the Distribution, qualifies as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Internal Revenue Code. The IRS Ruling does not address all of the requirements relevant to the qualification of the Distribution, together with certain internal reorganization transactions undertaken in anticipation of the Distribution, as tax-free for U.S. federal income tax purposes. As a result, the IRS could challenge the intended U.S. federal income tax treatment of the Distribution or any such related transaction in the event that it determines that any of the requirements not addressed in the IRS Ruling is not satisfied. Furthermore, the Swiss Federal Tax Administration and the tax administration of the Canton of Zug have considered the tax consequences of the Separation, the Distribution and certain related transactions under applicable Swiss tax law and provided written confirmations that the Separation, the Distribution and certain related transactions generally qualify as a tax-neutral restructuring. However, certain tax attributes or latent tax positions may transfer to us and other Swiss companies within the group in the course of the tax-neutral restructuring. The Swiss Tax Rulings, the Tax Opinion and the IRS Ruling rely on certain facts, assumptions, representations and undertakings from Parent and us, including those regarding the past and future conduct of the companies’ respective businesses and other matters. Notwithstanding the Tax Opinion, the Swiss Tax Rulings and the IRS Ruling, each relevant tax authority could determine that the Separation and/or Distribution or any such related transaction is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated. The Tax Opinion and the Swiss Tax Rulings will not be binding in any court, and no assurance can be given that the relevant tax authorities or any court will not take a contrary position. Although a private letter ruling is generally binding on the IRS, if any of the facts, representations, assumptions or undertakings described or made in connection with the IRS Ruling are not correct, are incomplete or have been violated, the IRS Ruling could be revoked or retroactively modified by the IRS. Additionally, while the Parent Board of Directors does not currently intend to waive any of the conditions to the Distribution described in this information statement, the Parent Board of Directors may waive any conditions to the Distribution (including the condition that Parent receives the Tax Opinion) to the extent legally permissible if such waiver is, in the judgment of the Parent Board of Directors, in the best interest of Parent and its shareholders.
If the Separation, Distribution or any of the above referenced related transactions is determined to be taxable for U.S. federal income tax purposes and/or Swiss tax purposes, a holder of Parent Shares that has received Company Shares in the Distribution could incur significant U.S. federal and/or Swiss income tax liabilities. Further, we and Holcim could incur, among other types of tax obligations, significant U.S. federal income tax, Swiss corporate income tax, Swiss withholding tax, Swiss stamp duty and capital tax obligations, whether under applicable law or under the Tax Matters Agreement. See “Material U.S. Federal Income Tax Consequences of the Distribution” and “Material Swiss Tax Consequences of the Spin-off.”
We may be subject to significant restrictions, including on our ability to engage in certain corporate transactions, following the completion of the Distribution, which may reduce our strategic and operating flexibility.
We will be restricted under the Tax Matters Agreement from taking certain actions after the Distribution that could adversely impact the intended U.S. federal income and Swiss tax treatment of the Distribution, together with certain internal reorganization transactions. Under the Tax Matters Agreement, for the two-year period following the Distribution, we will be subject to specific restrictions on our ability to enter into acquisition, merger, liquidation, sale, and stock redemption transactions with respect to our stock. In addition, under the Tax Matters Agreement, we will generally be required to indemnify Parent against certain tax liabilities that may result from the acquisition of our stock or assets, even if we do not participate in or otherwise facilitate the acquisition. Furthermore, we will be subject to specific restrictions on discontinuing the active conduct of our trade or business, moving our registered seat and/or tax residence, issuing or selling our securities, and selling assets outside the ordinary course of business. These restrictions may reduce our strategic and operating flexibility and may limit our ability to pursue certain strategic transactions or other transactions that might otherwise be advantageous for our business. See “Certain Relationships and Related Person Transactions—Agreements with Parent—Tax Matters Agreement.”
Certain of our executive officers and directors may have actual or potential conflicts of interest because of their previous positions at Holcim.
Our Board of Directors will consist of a majority of directors who are independent, and our expected executive officers who are currently employees of Holcim will cease to be employees of Holcim prior to the Ex-Dividend Date. However, because of their current or former positions with Holcim, certain of our expected executive officers and directors will continue to have a financial interest in Parent Shares following the Ex-Dividend Date. This ownership of Parent Shares could create, or appear to create, potential conflicts of interest if we and Holcim pursue the same corporate opportunities or face decisions that could have different implications for us and Holcim.
The Separation and Distribution Agreement and Ancillary Agreements were negotiated in the context of an affiliated relationship.
The agreements expected to be entered into between the Company and Parent in connection with the Spin-off (as described in “Certain Relationships and Related Person Transactions—Agreements with Parent”) were prepared in the context of our separation from Holcim while the Company was still a wholly-owned subsidiary of Parent. Accordingly, the terms of those agreements were negotiated between persons who were all, at the time of preparation and negotiation, employees of Holcim. While we believe the agreements reflect arm’s length and market terms for transactions of their type, we might have received terms more favorable to us if the negotiations had involved unaffiliated third parties from the outset. See “Certain Relationships and Related Person Transactions—Agreements with Parent.”

Some contracts and other assets which will need to be transferred or assigned from Holcim to us in connection with the Separation may require the consent of a third party. If such consent is not given, we may not be entitled to the benefit of such contracts and other assets in the future, which could adversely impact our financial condition and future results of operations.
The Separation and Distribution Agreement and various other agreements will provide that a number of contracts with third parties and other assets are to be transferred or assigned from Parent or its affiliates to us or our anticipated subsidiaries in connection with the Separation. However, the transfer or assignment of certain of these contracts or assets may require the consent of a third party. Similarly, in some circumstances, we and another business unit of Holcim are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third party to replicate the existing contract or be assigned the portion of the existing contract related to the Amrize Business. There may also be contracts of ours that contain change of control provisions that may allow our counterparties to terminate those contracts as a result of the Distribution. It is possible that some parties may use the requirement of a consent or the fact that the Spin-off is occurring to seek more favorable contractual terms from us, to terminate the contract, or to otherwise request additional accommodations, commitments or other agreements from us. If we are unable to obtain such consents on commercially reasonable and satisfactory terms or if certain contracts are terminated, we may be unable to obtain the benefits, assets and contractual commitments which are intended to be allocated to us as part of the Separation. The failure to timely complete the assignment of existing contracts or assets, or the negotiation of new arrangements, or a termination of any of those arrangements, could have a material adverse impact on our business, financial condition, liquidity and results of operations. To the extent we require a specific arrangement and agree to less favorable terms in connection with obtaining any consent to retain that arrangement, the basis for that arrangement may be less favorable than currently held by Holcim and could adversely impact our business, financial conditions, liquidity and results of operations. In addition, where we do not intend to obtain consent from third-party counterparties based on our belief that no consent is required, the third-party counterparties may challenge a transfer of assets on the basis that the terms of the applicable commercial arrangements require the third-party counterparties’ consent. We may incur substantial litigation and other costs in connection with any such claims and, if we do not prevail, our ability to use these assets could be materially and adversely impacted.
Our suppliers or other companies with whom we conduct business may need assurances that our financial stability on a standalone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.
Some of our suppliers or other companies with whom we conduct business may need assurances that our financial stability on a standalone basis is sufficient to satisfy their requirements for doing or continuing to do business with them. Any failure of our suppliers or other parties to be satisfied with our financial stability could have a material adverse effect on our business, financial condition, results of operations and cash flows.
After the Spin-off, we will not be able to rely on the earnings, assets or cash flows of Holcim and Holcim will not provide funds to finance our working capital or other cash requirements, which may impact the interest rate charged to us on debt financings, the amounts of indebtedness, types of financing structures and debt markets that may be available to us, and our ability to make payments on and to refinance any indebtedness.
We have historically relied upon Holcim to finance the working capital requirements and other cash requirements of the Amrize Business. After the Spin-off, we will not be able to rely on the earnings, assets or cash flows of Holcim and Holcim will not provide funds to finance our working capital or other cash requirements. As a result, after the Distribution, we will be responsible for obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements and service our own debt. After the Distribution, our access to and cost of debt financing may be different from our access to and cost of debt financing as a part of Holcim. Differences in access to and cost of debt financing may result in differences in the interest rate charged to us on debt financings, as well as the amounts of indebtedness, types of financing structures and debt markets that may be available to us, which could have an adverse effect on our business, financial condition, results of operations, and cash flows.
In addition, if our cash flow from operations is less than we anticipate, or if our cash requirements are more than we expect, we may need to incur additional debt or raise additional funds. However, debt or equity financing may not be available to us on terms acceptable or favorable to us, if at all, and will depend on a number of factors, many of which are beyond our control, such as the state of the credit and financial markets and other economic, financial and geopolitical factors. If we incur additional debt, the terms of the debt may give the holders thereof rights, preferences and privileges senior to those of holders of Company Shares, particularly in the event of liquidation. The terms of such debt may impose additional and more stringent restrictions on our operations. If we raise funds through the issuance of additional equity or convertible debt securities, the percentage ownership in us of our then-existing shareholders may be diluted, and holders of these securities may also have rights, preferences or privileges senior to those of our then-existing shareholders. If we are unable to raise additional capital when needed, it could affect our financial condition, which could adversely impact the value of your Company Shares.
In connection with the Separation, we have incurred, and expect to continue to incur, debt obligations that could adversely affect our business, profitability and our ability to meet obligations.
In connection with the Spin-off, we have issued $3.4 billion in aggregate principal amount of senior unsecured notes, entered into a revolving credit facility with commitments of $2.0 billion and entered into a bridge loan with commitments of $5.1 billion (which as of April 8, 2025 was permanently reduced to $1.7 billion). We also expect to conduct debt-for-debt exchange offers (expected to result in approximately $1.7 billion of indebtedness incurred by us) and establish a commercial paper program for the issuance of short-term promissory notes with a maximum aggregate principal amount of $2.0 billion outstanding at any time. See “Description of Certain Indebtedness.” This amount of debt could potentially have important consequences to us and our debt and equity investors, including:
•	requiring a substantial portion of our cash flow from operations to make interest payments on this debt;
•	making it more difficult for us to satisfy debt and other obligations;
•	increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing;
•	increasing our vulnerability to general adverse economic and industry conditions;
•	reducing the cash flow available to fund capital expenditures and grow our business;
•	limiting our flexibility in planning for, or reacting to, changes in our business and industry;
•	placing us at a competitive disadvantage relative to our competitors that may not be as highly leveraged with debt; and
•	limiting our ability to pay cash dividends or repurchase Company Shares.
To the extent that we incur additional indebtedness, the foregoing risks could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay all of our outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This information statement contains forward-looking statements that reflect our current views with respect to, among other things, future events and our future business, financial condition, results of operations, prospects, the impact of planned acquisitions and dispositions, our strategy for growth and the effects of the Spin-off on our business. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates, and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, which you should consider and read carefully, including but not limited to the matters described under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in other sections of this information statement. You should read and evaluate all forward-looking statements made in this information statement in the context of these risks and uncertainties.
We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this information statement, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those described or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.
In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this information statement. While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
You should read this information statement and the documents that we reference in this information statement and have filed as exhibits to the registration statement of which this information statement is a part completely and with the understanding that our future results may be materially different from what we expect. We qualify all of our forward-looking statements by the cautionary statements contained in this section and elsewhere in this information statement.

THE SEPARATION AND DISTRIBUTION
General
On January 28, 2024, Holcim announced its intention to separate its North American business and list it in the United States. On December 6, 2024, Holcim further announced that the Company Shares would be listed on both NYSE and SIX. Holcim intends to effect the Spin-off pursuant to an internal reorganization followed by a pro rata distribution of Company Shares held by Parent to holders of Parent Shares, subject to certain conditions. See “—Conditions to the Distribution.” At the Holcim Annual General Meeting 2025, holders of Parent Shares will be asked to approve the Distribution on the terms described in this information statement and in the Holcim Shareholder Meeting Materials. In the event that the Distribution is approved by holders of a majority of Parent Shares represented at the Holcim Annual General Meeting 2025, and assuming the conditions to the Distribution set forth in the resolution of the Holcim Annual General Meeting 2025 are satisfied or waived by the Parent Board of Directors as of the Ex-Dividend Date, each holder of Parent Shares (other than Parent) will receive one Company Share for each Parent Share held or acquired by such holder prior to the close of business on the Cum-Dividend Date and not sold or otherwise disposed of by such holder prior to the close of business on the Cum-Dividend Date, as described below. Any excess Company Shares held by Parent which will not be distributed to holders of Parent Shares as set forth in the preceding sentence will be contributed by Parent to the Company in connection with the Separation prior to the Spin-off and will be held by the Company at the time of the Spin-off. Immediately following the Spin-off, Parent will not hold any Company Shares, and the Company will be an independent, publicly traded company. You will not be required to make any payment or surrender or exchange your Parent Shares or take any other action to receive Company Shares, except as described in “—When and How You Will Receive Company Shares—Holders of Parent Shares in Physical Certificated Form” with respect to holders of physical certificates representing Parent Shares. The number of Parent Shares you own will not change as a result of the Spin-off.
The Distribution is subject to the satisfaction or waiver of certain conditions. We cannot provide any assurances that the Distribution will be completed. See “—Conditions to the Distribution.”
Reasons for the Spin-off
The Parent Board of Directors has determined that the Spin-off is in the best interests of Parent and its shareholders because it will provide the following key benefits:
•
Greater strategic focus of financial resources and management’s efforts. The Amrize Business historically exhibited different financial and operating characteristics than the Holcim Business. In particular, unlike the Holcim Business, we generate substantially all of our revenues from the United States and Canada. Owing to this and other factors, we and Holcim’s other businesses employ different capital expenditure and acquisition strategies. Consequently, Parent has determined that its current structure may not be optimized to design and implement the distinct strategies necessary to operate its businesses in a manner that maximizes the long-term value of each business. The Company and Parent believe that our respective management resources would be more efficiently utilized if Parent’s management concentrated solely on the Holcim Business and our management concentrated solely on the Amrize Business. The Spin-off will result in dedicated, independent management for each of the businesses and enable the respective management teams to adopt strategies and pursue objectives specific to their respective businesses and better focus on both strengthening their respective core businesses and operations and unlocking new growth opportunities. Both Parent and we expect to more efficiently use management and financial resources as a result of having board and management teams solely focused on our respective businesses. We believe the Spin-off will allow us to better align our management’s attention, compensation and resources to pursue opportunities for long-term growth in the markets that we serve and to manage our cost structure more actively. Parent similarly expects to benefit from its management’s ability to focus on the operation of its businesses.

•
Direct and differentiated access to capital resources. After the Spin-off, we will no longer need to compete with other businesses conducted by Holcim for capital resources. As a business with operations in the Amrize Territories, the Amrize Business has financial and operating characteristics that differ from the Holcim Business. The Company and Parent believe that direct and differentiated access to capital resources will allow us to better optimize the amounts and terms of the capital needed for our respective businesses, aligning financial and operational characteristics with investor and market expectations applicable to businesses operating in our and Parent’s geographies. We and Holcim believe that the Spin-off will provide us and Holcim the flexibility to better manage capital structure based on each company’s forecasted cash generation, planned investments, credit rating requirements, acquisition activity and capital returns, among other factors. Parent’s management also believes that as an independent, publicly traded company, we will attract investors who are interested in the unique characteristics of the Amrize Business.
•
Value creation by offering separate investment opportunities. The Separation will result in two more focused businesses with different strategies that are more aligned with the markets in which they operate. We believe that after the Spin-off, investors will be better positioned to evaluate our financial performance and strategy within the context of our markets and peer groups, and that the ability to value us against a comparable peer set will enhance the likelihood that we achieve an appropriate market valuation. Parent’s management and financial advisors believe that our investment characteristics may appeal to types of investors who differ from Parent’s current investors. We expect that, as a result of the Spin-off, our management will be better positioned to target these investors by implementing goals and evaluating strategic opportunities in light of investor expectations within the context of the markets we serve.

•
Improved ability to use stock as an acquisition currency. The Spin-off will provide each of Parent and Amrize with its own distinct equity currency that relates solely to its business to use in pursuing certain financial and strategic objectives, including acquisitions. For example, each of Parent and Amrize will be able to pursue strategic acquisitions in which potential sellers would prefer equity or to raise cash by issuing equity to public or private investors. We expect that we will be able to more easily facilitate potential future transactions with similar businesses through the use of Company Shares as consideration.

•
Improved management incentives, recruitment and retention. We expect to use our equity to compensate current and future employees. It is more difficult for conglomerates such as Holcim to structure equity incentives that reward managers in a manner directly related to the performance of their geographic and product lines. By granting stock linked to a specific business, we will be able to better align our equity compensation structures and targets with the underlying business, thus offering our managers equity compensation that is linked more directly to their work product than Holcim’s current equity compensation. The Company and Parent believe that improved alignment of equity incentives will allow each of Parent and Amrize to more effectively recruit, retain and motivate employees.

In determining whether to effect the Spin-off, the Parent Board of Directors also considered the costs and risks associated with the Spin-off, including:
•
Potential costs and disruptions to the Amrize Business as a result of the Spin-off. Some of our current and prospective customers and suppliers may believe that our financial stability on an independent basis does not satisfy their requirements for doing business with us. If our customers, prospective customers or suppliers are not satisfied with our financial stability, we may not be successful in acquiring new business or retaining existing business.

•
Risks of being unable to achieve the benefits expected from the Spin-off. By separating from Holcim, we may become more susceptible to, among other things, market fluctuations and other adverse events; actual or anticipated fluctuations in our operating results due to factors related to the Amrize Business; and competitive pressures from new or existing competitors.

•
Increased significance of certain costs and contingent liabilities. Certain costs and contingent liabilities that were less material to Holcim as a whole will be more material for us as an independent company.

•
The decreased capital available for investment. We have relied upon Holcim for working capital requirements and other cash requirements. Subsequent to the Spin-off, Holcim will not be providing us with funds to finance our working capital or other cash requirements. Given our smaller size relative to Holcim prior to the Spin-off, our access to and cost of debt financing after the Spin-off may be different from our access to and cost of debt financing as a part of Holcim. See “Risk Factors—Risks Relating to the Spin-off—After the Spin-off, we will not be able to rely on the earnings, assets or cash flows of Holcim and Holcim will not provide funds to finance our working capital or other cash requirements, which may impact the interest rate charged to us on debt financings, the amounts of indebtedness, types of financing structures and debt markets that may be available to us, and our ability to make payments on and to refinance any indebtedness.”

•
The reaction of Parent’s shareholders to the Spin-off. The market price of Company Shares may fluctuate widely, depending on many factors, many of which will be beyond our control, including the sale of Company Shares by Parent shareholders after the Spin-off because our business profile and market capitalization may not fit their investment objectives. See “Risk Factors—Risks Relating to the Ownership of Company Shares—Any sales of substantial amounts of Company Shares in the public market, or the perception that such sales might occur, may cause the market price of Company Shares to decline.”

•
The potential loss of purchasing power and higher cost structure. As a part of Holcim prior to the Spin-off, we take advantage of Holcim’s size and purchasing power in procuring certain goods, services and other resources. After the Spin-off, as a separate, independent, publicly traded company, we may be unable to obtain such resources at prices or on terms as favorable to us as those we obtained prior to the Spin-off. Our costs for functions previously performed by or paid for by Holcim, such as accounting, tax, legal, human resources and other general and administrative functions, may be higher than the amounts reflected in our financial statements, which could cause our profitability to decrease. See “Risk Factors—Risks Relating to the Spin-off—We have no history operating as an independent, publicly traded company, and our financial information in this information statement is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and therefore may not be a reliable indicator of our future results.”

•
The risk that the Spin-off might not be completed or not be completed within the envisaged time frame and the non-recurring and recurring costs of the Spin-off may be greater than we expected. There are risks and uncertainties relating to the execution of the Spin-off, including the timing and certainty of the completion of the Separation and the timing and certainty of the satisfaction or waiver of the conditions to the Distribution. See “Risk Factors—Risks Relating to the Spin-off—The Spin-off might not be completed or not be completed within the envisaged time frame and the non-recurring and recurring costs of the Spin-off may be greater than we expected.” In addition, we will incur substantial costs in connection with the transition to being an independent publicly traded company. See “Risk Factors—Risks Relating to the Ownership of Company Shares—The obligations associated with being a standalone public company will require significant resources and management attention.” These costs, whether incurred before or after the Spin-off, may be greater than anticipated and could have a negative effect on our financial position, results of operations and cash flows.

•
The risk that the Spin-off or any of the related transactions may not qualify as tax-free transactions for U.S. federal income tax purposes or as a tax-neutral restructuring for Swiss tax purposes. If the Separation, Distribution or any of the related transactions is determined to be taxable for U.S. federal income tax purposes and/or Swiss tax purposes, a holder of Parent Shares that has received Company Shares in the Distribution could incur significant U.S. federal and/or Swiss income tax liabilities. Further, we and Holcim could incur significant U.S. federal income tax, Swiss corporate income tax, Swiss withholding tax, Swiss stamp duty and capital tax obligations, whether under applicable law or under the Tax Matters Agreement. See “Material U.S. Federal Income Tax Consequences of the Distribution” and “Material Swiss Tax Consequences of the Spin-off.”

The Parent Board of Directors considered these potential benefits and risks and concluded that the potential benefits of the Spin-off outweighed these risks. The Parent Board of Directors also considered other alternative transactions, including an initial public offering or partial spin-off of Amrize. The Parent Board of Directors concluded that the Spin-off would be the most effective and tax-efficient way to position Amrize and Holcim for sustained growth and value creation.
The anticipated benefits of the Spin-off are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated, or at all. In the event the Spin-off does not result in such benefits, the costs associated with the Spin-off could have an adverse effect on our business. For more information, see the section of this information statement entitled “Risk Factors.”

Conditions to the Distribution
Under Swiss law and Parent’s articles of incorporation, the approval of holders of a majority of Parent Shares represented at the Holcim Annual General Meeting 2025 is required to effect the Distribution. The resolution to be proposed at the Holcim Annual General Meeting 2025, as set forth in the Holcim Shareholder Meeting Materials, requires that the following conditions are satisfied or waived by the Parent Board of Directors prior to consummation of the Distribution:
•
The SEC will have declared effective the registration statement of which this information statement is a part, and no stop order relating to the registration statement will be in effect, and no proceedings for that purpose will be pending before or threatened by the SEC.

•	NYSE will have approved the listing of Company Shares, and SIX will have approved the additional listing of Company Shares subject to technical deliverables as customarily required.
•
The registration statement, of which this information statement is a part, will have been approved by the SIX Prospectus Office for the purpose of the Swiss listing in accordance with Article 54 of the FinSA.

•	Parent will have received the Tax Opinion.
•
All actions, filings, permits, registrations and consents necessary or appropriate under applicable federal, state or other securities laws or “blue sky” laws and the rules and regulations thereunder with respect to the Company will have been taken or made and, where applicable, become effective or accepted.

•
No order, injunction or decree issued by any court or governmental authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, Distribution or any of the related transactions will be in effect, and no other event outside the control of Parent shall have occurred or failed to occur that prevents the consummation of the Spin-off.

•
No event or development shall have occurred or exist as of the Ex-Dividend Date that, in the reasonable judgment of the Parent Board of Directors, would result in the Separation, the Distribution or the other related transactions having a material adverse effect (including, but not limited to, material adverse tax consequences or risks) on Parent or its shareholders.

On February 27, 2025, Parent received an audit report of EY Switzerland, a state supervised auditing enterprise, stating that the Distribution complies with Swiss law. We expect that certain portions of the Separation, including the transfer of the shares of Holcim Participations (US) Inc., will occur on or around May 15, 2025, and that other portions of the Separation, including the transfer of certain intellectual property, will occur on or around June 1, 2025. The transfer of the remaining Amrize Assets and assumption of the remaining Amrize Liabilities are expected to occur shortly prior to the Distribution. We further expect that, prior to the Distribution, the Remaining Debt Financing Transactions (as defined under “The Separation and Distribution—Debt Financing Transactions”) will have been effectuated and the mailing of this information statement (or notice of internet availability thereof) to holders of Parent Shares registered in the Parent Share Register will have occurred.
Neither we nor Parent can assure you that any or all of these conditions will be satisfied and all actions described in the preceding paragraph will be completed. While the Parent Board of Directors does not currently intend to waive any of the conditions to the Distribution described in this information statement, the Parent Board of Directors may waive any conditions to the Distribution to the extent legally permissible if such waiver is, in the judgment of the Parent Board of Directors, in the best interest of Parent and its shareholders.
In the event that the Distribution is approved by holders of a majority of Parent Shares represented at the Holcim Annual General Meeting 2025, and assuming the conditions to the Distribution set forth in the resolution of the Holcim Annual General Meeting 2025 are satisfied or waived by the Parent Board of Directors, Parent will be obligated to effect the Distribution.
Transferability of Company Shares You Receive
Company Shares distributed in connection with the Distribution will be transferable without registration under the Securities Act, except for Company Shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the Distribution generally include individuals or entities that control, are controlled by or are under common control with us, which may include certain of our executive officers, directors or principal shareholders. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell Company Shares only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.
When and How You Will Receive Company Shares
UBS AG, as the Swiss settlement agent, in coordination with SIX SIS, as the central securities depositary for Parent Shares, will arrange for the distribution of Company Shares to holders of Parent Shares as of the close of business on the Cum-Dividend Date.
Holders of Parent Shares in Book-Entry Form with a Custodian Bank or Broker
If you hold your Parent Shares in book-entry form with a custodian bank or broker, we expect that your bank or broker will credit your custody account with the number of Company Shares you are entitled to receive in the Distribution on or after the Ex-Dividend Date, at which time you should be able to commence trading your Company Shares. For completeness, the technical Swiss record date of the Distribution for SIX SIS participants will be the Cum-Dividend Date, and we expect that the allocation of Company Shares to the accounts of SIX SIS participants (which, for the avoidance of doubt, includes Euroclear Bank for holders who hold their Parent Shares with a custodian bank or broker through Euroclear France) will settle within the SIX SIS system on the Ex-Dividend Date. In any case, banks or brokers may credit your custody account with the number of Company Shares you are entitled to receive in the Distribution on the Ex-Dividend Date, at which time you should be able to commence trading your Company Shares. The exact timing of such credit will ultimately depend on your specific bank or broker. We encourage you to contact your bank or broker for further information about your custody account and when you will be able to commence trading your Company Shares.
Holders of Parent Shares in Physical Certificated Form
All holders of physical certificates representing Parent Shares (Heimverwahrer) that are duly registered in the Parent Share Register who previously provided a valid mailing address to Parent were sent a notice on or about April 24, 2025 with instructions on how to receive Company Shares in the Distribution. Holders of physical certificates representing Parent Shares that are not duly registered in the Parent Share Register will not be sent a notice. If you have not received such notice from Parent, please contact Devigus Engineering AG by telephone at +41 (0) 41 798 48 48 or by email at holcim@devigus.com.
If you deposit your physical certificates representing Parent Shares with a Swiss custodian bank at least ten business days prior to the Cum-Dividend Date and such physical certificates representing Parent Shares are converted into book-entry form prior to the close of business on the Cum-Dividend Date (or, alternatively, you provide to Parent details of a separate custody account with a Swiss custodian bank for the booking of Company Shares at least ten business days prior to the Cum-Dividend Date), we expect that your bank or broker will credit your custody account with the number of Company Shares you are entitled to receive in the Distribution on or after the Ex-Dividend Date.
If you hold physical certificates representing Parent Shares and do not either deposit your physical certificates representing Parent Shares with a Swiss custodian bank or provide to Parent full and correct details of a separate custody account for the booking of Company Shares at least ten business days prior to the Cum-Dividend Date, you will not receive any Company Shares in the Distribution. In lieu of receiving Company Shares, UBS AG, as the Swiss settlement agent, will sell the Company Shares you are entitled to receive in the Distribution on or after the Ex-Dividend Date, convert the net proceeds of such sale to Swiss francs and remit such net proceeds to Parent. If you have previously provided valid payment details to Parent, Parent will pay the net proceeds of such sale to you approximately ten business days following the Ex-Dividend Date. If you have not previously provided payment details to Parent, Parent will hold the proceeds of such sale for your benefit, and you may apply to Parent to obtain such proceeds at any time following the Ex-Dividend Date. The right to receive these proceeds expires five years after the Ex-Dividend Date in accordance with statutory Swiss law and Parent’s articles of incorporation.

No When-Issued Trading or Ex-Distribution Trading
If you hold or acquire Parent Shares prior to the close of business on the Cum-Dividend Date and do not sell or otherwise dispose of such Parent Shares prior to the close of business on the Cum-Dividend Date, you will be entitled to receive Company Shares in the Distribution. If you sell Parent Shares up to and including the close of business on the Cum-Dividend Date, you will be selling your right to receive Company Shares in the Distribution, unless otherwise agreed as part of your specific transaction. There will not be any trading of Company Shares on a “when-issued” basis or any “ex-distribution” trading of Parent Shares before the Ex-Dividend Date. If you sell or otherwise dispose of your Parent Shares after the close of business on the Cum-Dividend Date, you will still be entitled to receive Company Shares in the Distribution. As of 9:00 a.m., Zurich time, on the Ex-Dividend Date, Parent Shares will trade without the entitlement to receive Company Shares in the Distribution and will reflect an ownership interest solely in Parent, but may not yet accurately reflect the value of such Parent Shares excluding the Amrize Business. Investors acquiring or selling Parent Shares at or around the Ex-Dividend Date in over-the-counter or other transactions not effected on SIX should ensure such transactions take into account the treatment of the Company Shares to be distributed in respect of such Parent Shares in the Distribution.
Treatment of Parent Equity Awards
The Employee Matters Agreement will govern the treatment of “Parent Equity Awards” which are outstanding on the Ex-Dividend Date. For each holder of Parent Equity Awards, the intent is to maintain the economic value of that holder’s Parent Equity Awards before and after the Ex-Dividend Date.
As described in more detail in the Employee Matters Agreement, for holders of Parent Equity Awards that are Amrize Employees, Parent Equity Awards that are outstanding on the Ex-Dividend Date will be converted into equity awards denominated in Company Shares. The number of equity awards denominated in Company Shares received by holders of Parent Equity Awards may be different from the number of Parent Equity Awards held by such holders on the Ex-Dividend Date in order to retain the underlying value of such Parent Equity Awards as of the Ex-Dividend Date, based on an equity award adjustment ratio, the numerator of which is the closing price of Parent Shares on SIX on the Cum-Dividend Date and the denominator of which is the opening price of Company Shares on SIX on the Ex-Dividend Date.
The terms of such awards (such as the term and exercisability) will generally be the same as the terms that were applicable to the corresponding Parent Equity Awards, except that certain changes to the evaluation of the performance-based vesting conditions will apply from and after the Ex-Dividend Date for (i) Parent PSUs which have a three-year performance cycle running from 2023 to 2025, and a performance measurement year of 2025 (“Cycle 2025 PSUs”), (ii) Parent PSUs which have a three-year performance cycle running from 2024 to 2026 and a performance measurement year of 2026 (“Cycle 2026 PSUs”) and (iii) Parent PSOs with performance cycles in progress as of the Ex-Dividend Date.
Cycle 2025 PSUs
•	Cycle 2025 PSUs will be converted into a number of PSUs denominated in Company Shares having an equivalent value assuming target levels of performance.
•
The performance goals applicable to the portion of the three-year performance cycle on and after the Ex-Dividend Date will be reset in connection with the Ex-Dividend Date (based on a continuation of the performance goals relative to the pro forma starting financials for the Amrize Business).

•
The satisfaction of performance-based vesting conditions will be evaluated at the end of the three-year performance cycle using a weighted average of (i) the performance achieved by the combined Holcim Business and Amrize Business for the portion of the three-year performance cycle prior to the Ex-Dividend Date and (ii) the performance achieved by just the Amrize Business for the portion of such performance cycle on and after the Ex-Dividend Date.

Cycle 2026 PSUs
•	Cycle 2026 PSUs will be converted into a number of PSUs denominated in Company Shares having an equivalent value assuming target levels of performance.

•
New performance goals applicable to the entire three-year performance cycle will be established in connection with the Ex-Dividend Date (with such goals being set relative to the pro forma starting financials of the Amrize Business from the beginning of the three-year performance period, and using goal-setting principles that are similar to those which were previously established for the Cycle 2026 PSUs (based on a continuation of the performance goals relative to the pro forma starting financials for the Amrize Business)

•	The satisfaction of performance-based vesting conditions will be evaluated at the end of 2026.
Parent PSOs with performance cycles in progress
•
Parent PSOs which have performance cycles in progress as of the Ex-Dividend Date will be converted into a number of PSOs denominated in Company Shares having an equivalent value assuming attainment of the applicable performance metrics at (x) the maximum level of performance for those PSOs that remain subject to the attainment of performance metrics immediately prior to the Ex-Dividend Date or (y) the actual level of performance for those PSOs that are no longer subject to the attainment of performance metrics immediately prior to the Ex-Dividend Date.

•
At or prior to the Ex-Dividend Date, Parent’s total shareholder return for the portion of such PSO’s performance cycle prior to the Ex-Dividend Date will be used to calculate performance against the original comparator group during such portion of the performance cycle.

•
As of the Ex-Dividend Date, the value of the Holcim Business will be treated as a reinvested dividend for purposes of determining the Company’s total shareholder return (the “Reinvested Holcim Business Dividend”).

•
The Company’s actual total shareholder return during the portion of such PSO’s performance cycle on and after the Ex-Dividend Date (including the Reinvested Holcim Business Dividend) will be used to calculate performance against the original comparator group during such portion, and to determine the final number of PSOs earned.

For individuals employed by Parent or any of its affiliates (excluding the Company and its subsidiaries) on the Ex-Dividend Date, the Parent Equity Awards will remain Parent Equity Awards, except that certain changes to the evaluation of the performance-based vesting conditions similar in nature to those described above (but applied using the Holcim Business instead of the Amrize Business) will apply from and after the Ex-Dividend Date.
Registration in the Company Share Register
Following the Distribution, voting rights may only be exercised by holders of Company Shares registered as holding voting rights in the Company Share Register on the record date for the relevant annual or extraordinary general meeting of shareholders and subject to the voting restrictions in the New Articles. See “Description of Share Capital and New Articles—Voting Rights and Voting Restrictions.” Holders of Parent Shares registered in the share register maintained by Devigus Engineering AG (the “Parent Share Register”) will not automatically be registered in the Company Share Register. Holders of Company Shares through a custodian bank or broker should contact their custodian bank or broker for more information on how to register their Company Shares in the Company Share Register following the Distribution. See “Description of Share Capital and New Articles—Form of Shares—Company Share Register and Registration Restrictions” and “Description of Share Capital and New Articles—Form of Shares—Forms of Holding Company Shares.”
Results of the Spin-off
Parent will cause UBS AG, as the Swiss settlement agent, to effect the Distribution by distributing Company Shares to holders of Parent Shares on a pro rata basis as a dividend-in-kind. Each holder of Parent Shares (other than Parent) will receive one Company Share for each Parent Share held or acquired by such holder prior to the close of business on the Cum-Dividend Date and not sold or otherwise disposed of by such holder prior to the close of business on the Cum-Dividend Date. Any excess Company Shares held by Parent which will not be distributed to holders of Parent Shares as set forth in the preceding sentence will be contributed by Parent to Amrize in connection with the Separation prior to the Spin-off and will be held by the Company at the time of the Spin-off.

Immediately following the Spin-off, we expect to have 566,875,513 Company Shares issued. This calculation is based on 579,124,606 Parent Shares issued as of March 31, 2025, less 12,249,093 Parent Shares held in treasury and expected to be cancelled (subject to approval at the Holcim Annual General Meeting 2025), all of which were purchased by Parent under the Parent share buyback program announced in March 2024 and completed in December 2024. We expect Parent to distribute approximately 552,735,960 Company Shares in the Distribution and we expect to have approximately 552,735,960 Company Shares outstanding immediately following the Spin-off. We expect the number of excess Company Shares not distributed in the Distribution, and therefore the number of Company Shares held by the Company in treasury following the Spin-off, to be approximately 14,139,553 Company Shares.
This calculation does not include any derivative holdings of Parent Shares, as they will not entitle their respective holders to receive Company Shares in the Spin-off. The actual number of Company Shares to be distributed will be determined as of the Cum-Dividend Date and will depend on the actual number of Parent Shares outstanding (excluding Parent Shares held by Parent) as of the Cum-Dividend Date. The Distribution will not affect the number of outstanding Parent Shares or any rights of holders of outstanding Parent Shares, although the trading price of Parent Shares immediately following the Distribution is expected to be lower than immediately prior to the Distribution because the trading price of Parent Shares will no longer reflect the value of the Amrize Business. No fractional Company Shares will be distributed.
Market for Company Shares
As of the date of this information statement, the Company is a wholly-owned subsidiary of Parent. Accordingly, a public market for Company Shares does not currently exist. We have applied to list Company Shares on NYSE under the symbol “AMRZ.” We have also received approval to list Company Shares on SIX subject to technical deliverables as customarily required. The Distribution is contingent upon NYSE approving the listing of Company Shares and SIX approving the additional listing of Company Shares subject to technical deliverables as customarily required. We expect that Company Shares will commence trading on a standalone basis on NYSE at 9:30 a.m., New York City time, and on SIX at 9:00 a.m., Zurich time, on the Ex-Dividend Date. We have not and will not set the initial price of Company Shares. The initial price will be established by the public markets. See “Risk Factors—Risks Relating to the Ownership of Company Shares—We cannot be certain that an active trading market for Company Shares will develop or be sustained after the Distribution. Following the Distribution, our share price may fluctuate significantly.”
There will not be any trading of Company Shares on a “when-issued” basis before the Ex-Dividend Date. We cannot predict the price at which Company Shares will trade after the Ex-Dividend Date. In fact, the Parent Shares and Company Shares that you hold following the Distribution (taking into account the Distribution Ratio) may collectively trade at a value less than the price at which Parent Shares might have traded had the Distribution not occurred or the price at which Parent Shares were trading prior to the Distribution. The price at which Company Shares trade may fluctuate significantly, particularly until an orderly public market develops. Trading prices for Company Shares will be determined in the public markets and may be influenced by many factors.
Transaction and Separation Costs
We expect to incur non-recurring costs associated with the establishment of Amrize as a standalone public company (such as rebranding costs, employee-related costs (i.e., recruitment and relocation expenses) and costs to establish certain standalone functions). We expect that non-recurring costs related to the establishment of Amrize as a standalone public company will be approximately $97 million. We expect to incur these non-recurring costs primarily over a period of 12 to 24 months following the completion of the Spin-off. Except as otherwise provided in the Separation and Distribution Agreement or any Ancillary Agreement, Parent will be responsible for any third-party costs and expenses incurred on or prior to the Ex-Dividend Date by Holcim or Amrize in connection with the Spin-off (including, without limitation, costs and expenses relating to legal counsel, financial advisors and accounting advisory work related to the Separation) that remain unpaid as of the Ex-Dividend Date.

Debt Financing Transactions
On March 24, 2025, we entered into a revolving credit agreement (the “Revolving Credit Agreement”) providing for a five-year unsecured revolving credit facility (the “Revolving Credit Facility”) with commitments of $2.0 billion with JPMorgan Chase Bank, N.A., BNP Paribas, Goldman Sachs Bank USA, Banco Santander, S.A., New York Branch, Mizuho Bank, Ltd., BofA Securities, Inc. and Citibank, N.A., as joint bookrunners and joint lead arrangers. See “Description of Certain Indebtedness—Revolving Credit Facility.”
On March 24, 2025, we also entered into a term loan credit agreement (the “Bridge Loan Agreement”) providing for a 364-day senior unsecured bridge loan (the “Bridge Loan”) with commitments of $5.1 billion with JPMorgan Chase Bank, N.A., BNP Paribas, Goldman Sachs Bank USA, Banco Santander, S.A., New York Branch, Mizuho Bank, Ltd., BofA Securities, Inc. and Citibank, N.A., as joint bookrunners and joint lead arrangers. On April 8, 2025, the commitments under the Bridge Loan Agreement were permanently reduced to $1.7 billion. See “Description of Certain Indebtedness—Bridge Loan.”
On April 7, 2025, Holcim Finance US LLC (“FinanceCo”), a future subsidiary of the Company, issued $3.4 billion in aggregate principal amount of senior unsecured notes, comprised of $700,000,000 aggregate principal amount of 4.600% senior unsecured notes due 2027, $700,000,000 aggregate principal amount of 4.700% senior unsecured notes due 2028, $1,000,000,000 aggregate principal amount of 4.950% senior unsecured notes due 2030 and $1,000,000,000 aggregate principal amount of 5.400% senior unsecured notes due 2035 (collectively, the “Senior Unsecured Notes”). See “Description of Certain Indebtedness—Senior Unsecured Notes.”
We also expect to conduct debt-for-debt exchange offers (expected to result in the issuance of approximately $1.7 billion aggregate principal amount of senior bonds by FinanceCo) and establish a $2.0 billion commercial paper program (collectively, the “Remaining Debt Financing Transactions”). See “Description of Certain Indebtedness—Remaining Debt Financing Transactions.”
Insurance
Following the Spin-off, we will be responsible for obtaining and maintaining at our own cost all of our own insurance coverage (including any self-insurance). With respect to certain claims arising out of certain matters occurring at or prior to the Spin-off, we may seek coverage under certain Holcim third-party insurance policies to the extent that coverage may be available thereunder.
Regulatory Approval
It is a condition to the consummation of the Distribution that the SEC will have declared effective the registration statement of which this information statement is a part, and no stop order relating to the registration statement will be in effect, and no proceedings for that purpose will be pending before or threatened by the SEC. It is also a condition to the Distribution that the registration statement, of which this information statement is a part, has been approved by the SIX Prospectus Office for the purposes of the Swiss listing in accordance with Article 54 of the FinSA. The consummation of the Distribution is also conditioned on NYSE approving the listing of Company Shares and SIX approving the additional listing of Company Shares subject to technical deliverables as customarily required.
In certain jurisdictions outside the United States, we will also require consents, authorizations, orders or approvals from certain foreign governments in order to complete the Separation with respect to certain entities and assets which may include, but are not limited to, approvals to merge or demerge, to form new legal entities (including obtaining required registrations and/or licenses or permits) and to transfer assets and/or liabilities (including under certain foreign investment laws). It is currently anticipated that all material transfers will occur without material delays beyond the Distribution.
Shareholder Vote
At the Holcim Annual General Meeting 2025, holders of Parent Shares will be asked to approve the Distribution on the terms described in this information statement and in the Holcim Shareholder Meeting Materials. The Holcim Shareholder Meeting Materials describe the procedures for voting Parent Shares and other details regarding the Holcim Annual General Meeting 2025. As a result, this information statement does not contain a proxy and is not intended to constitute solicitation material under the U.S. federal securities laws.

Reasons for Furnishing This Information Statement; Changes in the Terms of the Spin-off
This information statement is being furnished solely to provide information to holders of Parent Shares who are entitled to receive Company Shares in the Distribution. This information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities or securities of Parent. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and none of us, Parent, our Board of Directors or the Parent Board of Directors undertake any obligation to update such information, except in the normal course of our and Parent’s public disclosure obligations and practices and as required by applicable law.
Parent does not intend to notify its shareholders of any modifications to the terms of the Spin-off, including the waiver of any conditions to the Distribution, that, in the judgment of the Parent Board of Directors, are not material. However, the Parent Board of Directors would likely consider material matters such as significant changes to the assets to be contributed or the liabilities to be assumed in the Separation. To the extent that the Parent Board of Directors determines that any modification by Parent materially changes the material terms of the Spin-off, including through the waiver of a condition to the Distribution, Parent will notify holders of Parent Shares by publishing an ad hoc announcement or press release, making available a supplement to this information statement on its website or other means reasonably calculated to inform them about the modification as may be required by applicable law and regulations.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION
The following is a summary of the material U.S. federal income tax consequences to holders of Parent Shares in connection with the Distribution.
This summary is limited to holders of Parent Shares that are U.S. Holders. A “U.S. Holder” is a beneficial owner of Parent Shares that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or a resident of the United States;
•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect to be treated as a U.S. person.

This summary also does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as:
•	brokers, dealers or traders in securities or currencies;
•	tax-exempt entities;
•	regulated investment companies or real estate investment trusts;
•	banks, financial institutions or insurance companies;
•	persons who acquired Parent Shares pursuant to the exercise of employee stock options or otherwise as compensation;
•	shareholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Parent equity;
•	shareholders owning Parent Shares as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;
•	taxpayers subject to special tax accounting rules;
•	certain former citizens or long-term residents of the United States;
•	holders who are subject to the alternative minimum tax; or
•	persons that own Parent Shares through partnerships or other pass-through entities.
This summary does not address the U.S. federal income tax consequences to shareholders who do not hold Parent Shares as a capital asset. Moreover, this summary does not address any state, local, or non-U.S. tax consequences or any estate, gift or other non-income tax consequences.
If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Parent Shares, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the Distribution.
HOLDERS OF PARENT SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION AND THE ONGOING OWNERSHIP OF COMPANY SHARES.
Tax Opinion and IRS Ruling
Parent has requested and received the IRS Ruling to the effect that the Distribution, together with certain internal reorganization transactions undertaken in anticipation of the Distribution, qualifies as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Internal Revenue Code, based on certain facts and representations set forth in such request. The IRS Ruling does not address all of the requirements for the tax-free treatment of the Distribution. As a result, the IRS could challenge the intended U.S. federal income tax treatment of the Distribution or any such related transaction in the event that it determines that any of the requirements not addressed in the IRS Ruling is not satisfied. Although a private letter ruling is generally binding on the IRS, the IRS Ruling is based on certain facts and representations and undertakings from Parent and us that certain conditions necessary to obtain tax-free treatment under the Internal Revenue Code have been satisfied. If any of the facts, representations, assumptions or undertakings described or made in connection with the IRS Ruling are not correct, are incomplete or have been violated, the IRS Ruling could be revoked or retroactively modified by the IRS.
The completion of the Spin-off is conditioned upon the receipt by Parent of a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP (the “Tax Opinion”) substantially to the effect that, among other things, the Distribution, together with certain internal reorganization transactions undertaken in anticipation of the Distribution, will qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Internal Revenue Code. While the Parent Board of Directors does not currently intend to waive any of the conditions to the Distribution described in this information statement, the Parent Board of Directors may waive any conditions to the Distribution (including the condition that Parent receives the Tax Opinion) to the extent legally permissible if such waiver is, in the judgment of the Parent Board of Directors, in the best interest of Parent and its shareholders.
The Tax Opinion will be based on the law in effect as of the time of the Spin-off and will rely on certain assumptions, as well as statements, representations and undertakings made by officers of Parent and certain other individuals. These assumptions, statements, representations and undertakings are expected to relate to, among other things, the parties’ business reasons for engaging in the Spin-off, the conduct of certain business activities by Parent and the Company, and the plans and intentions of Parent and the Company to continue conducting those business activities and not to materially modify their ownership or capital structure following the Spin-off.
The legal authorities upon which the Tax Opinion will be based are subject to change or differing interpretations at any time, possibly with retroactive effect. Opinions of counsel are not binding on courts or the IRS, and the IRS may challenge the conclusions reached in such opinions.
The Distribution
Assuming that the Distribution qualifies as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Internal Revenue Code, then, for U.S. federal income tax purposes:
•	a U.S. Holder will not recognize any income, gain or loss as a result of the receipt of Company Shares in the Distribution;
•	a U.S. Holder’s holding period for Company Shares received in the Distribution will include the period for which such U.S. Holder’s Parent Shares were held; and
•
a U.S. Holder’s aggregate tax basis for Company Shares received in the Distribution will be determined by allocating to such Company Shares, on the basis of the relative fair market values of Company Shares and Parent Shares at the time of the Distribution, a portion of the U.S. Holder’s tax basis in its Parent Shares. A U.S. Holder’s tax basis in its Parent Shares will be decreased by the portion allocated to Company Shares.

U.S. Holders who have acquired different blocks of Parent Shares at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate tax basis among, and the holding period of, the Company Shares distributed with respect to such blocks of Parent Shares.
If the Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, each U.S. Holder that receives Company Shares in the Distribution would be treated as if the U.S. Holder had received a distribution equal to the fair market value of the Company Shares that were distributed to it, which generally would be treated first as a taxable dividend to the extent of such U.S. Holder’s pro rata share of Parent’s earnings and profits, then as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its Parent Shares, and thereafter as capital gain with respect to any remaining value. However, as Parent does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles, the Distribution would generally be treated as a taxable dividend to U.S. Holders. If the Distribution were determined not to qualify as a tax-free transaction under Section 355 of the Internal Revenue Code, a U.S. Holder would have a tax basis in Company Shares following the Distribution equal to the fair market value of the Company Shares that were distributed to it. Certain U.S. Holders may be subject to special rules governing taxable distributions, such as those that relate to the dividends received deduction, extraordinary dividends and qualified dividend income.

Certain U.S. Holders of Company Shares who receive Company Shares pursuant to the Distribution may be required to attach to such U.S. Holders’ U.S. federal income tax returns for the year in which the Distribution occurs a statement setting forth certain information relating to the Distribution, including the aggregate fair market value of the Company Shares received by such U.S. Holders in the Distribution. U.S. Holders should consult their tax advisors to determine whether they are required to provide the foregoing statement.
The foregoing discussion of U.S. federal income tax consequences of the Distribution assumes that Parent is not and has not been a PFIC (as defined in “Material U.S. Federal Income Tax Consequences of the Ownership of Company Shares—Passive Foreign Investment Company Considerations”). If Parent is or has been a PFIC in any year in which a U.S. Holder held Parent Shares, adverse consequences could result for such U.S. Holder upon the receipt of Company Shares. Parent believes that Parent Shares are not and have never been stock of a PFIC for U.S. federal income tax purposes, but this conclusion is based on a factual determination made annually and thus is subject to change. Because PFIC status is a fact-intensive determination made on an annual basis and depends on Parent’s assets and income at such time, however, there can be no assurance that Parent is not classified as a PFIC.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP
OF COMPANY SHARES
The following discussion is a summary of material U.S. federal income tax consequences of the ownership and disposition of Company Shares by U.S. Holders who receive such shares pursuant to the Distribution. This summary is based on the Internal Revenue Code, and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this information statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.
This summary is limited to U.S. Holders.
Taxation of Dividends
Dividends paid by the Company will generally be taxed as ordinary income to U.S. Holders to the extent that they are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The gross amount of the dividends, if any, paid by the Company to U.S. Holders, without reduction for Swiss withholding taxes, may be eligible to be taxed at lower rates applicable to certain qualified dividends, subject to the special rules described in “—Passive Foreign Investment Company Considerations” below. Recipients of dividends from foreign corporations will be taxed at such rates, provided that certain holding period requirements are satisfied and certain other requirements are met, if the dividends are received from certain “qualified foreign corporations,” which generally includes corporations eligible for the benefits of an income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory and includes an information exchange program. The U.S. Department of the Treasury and the IRS have determined that the income tax treaty between Switzerland and the United States is satisfactory for this purpose. Dividends paid with respect to stock of a foreign corporation that is readily tradable on an established securities market in the United States will also be treated as having been received from a “qualified foreign corporation.” The U.S. Department of the Treasury and the IRS have determined that common stock is considered readily tradable on an established securities market if it is listed on an established securities market in the United States, such as NYSE. Accordingly, dividends paid by the Company received by individual U.S. Holders should be entitled to favorable treatment as dividends received with respect to stock of a “qualified foreign corporation.” Dividends paid by the Company will not be eligible for the dividends-received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations.
To the extent that the amount of any dividend exceeds our current and accumulated earnings and profits for a taxable year as determined under U.S. federal income tax principles, the excess will first be treated as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted basis in Company Shares. The balance of the excess, if any, will be taxed as capital gain, which would be long-term capital gain if the holder has held Company Shares for more than one year at the time the dividend is received (as described below in “—Sale, Exchange or Other Taxable Disposition”). However, as the Company does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles, distributions made by the Company will generally be treated as taxable dividends to U.S. Holders.
In certain circumstances, a U.S. Holder may be eligible to receive a foreign tax credit for Swiss withholding taxes (if any) payable in respect of dividends received by the U.S. Holder.
As of the date of this information statement, the Company is a wholly-owned subsidiary of Parent and all Company Shares are owned by Parent. Following the Distribution, it is possible that the Company will be at least 50% owned by U.S. persons. Dividends paid by a foreign corporation that is at least 50% owned by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes to the extent the foreign corporation has more than an insignificant amount of U.S. source income. The effect of this rule may be to treat a portion of any dividends paid by the Company as U.S. source income. Treatment of the dividends as U.S. source income in whole or in part may limit a U.S. Holder’s ability to claim a foreign tax credit for the Swiss withholding taxes payable in respect of the dividends. The Internal Revenue Code permits a U.S. Holder entitled to benefits under the income tax treaty between Switzerland and the United States to elect to treat any company dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. U.S. Holders should consult their own tax advisors about the desirability of making, and the method of making, such an election.

We expect that any dividends we declare will be paid in U.S. dollars. However, to the extent we pay a dividend in Swiss francs, the amount of the dividend will be the U.S. dollar value of the Swiss francs, calculated by reference to the exchange rate in effect on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the Swiss francs are converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.
Sale, Exchange or Other Taxable Disposition
Subject to the following discussion of special rules applicable to PFICs (as defined below), a U.S. Holder will generally recognize taxable gain or loss on the sale, exchange or other taxable disposition of Company Shares in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and such U.S. Holder’s tax basis in Company Shares. Gain or loss, if any, will generally be U.S. source income for foreign tax credit limitation purposes.
Gain or loss realized on the sale, exchange or other taxable disposition of Company Shares generally will be capital gain or loss and will be long-term capital gain or loss if Company Shares have been held for more than one year. Long-term capital gain of an individual generally is subject to tax at preferential rates. The deduction of capital losses is subject to limitations.
Passive Foreign Investment Company Considerations
A Passive Foreign Investment Company (“PFIC”) is any foreign corporation if, after the application of certain “look-through” rules, (a) at least 75% of its gross income is “passive income” as that term is defined in the relevant provisions of the Internal Revenue Code, or (b) at least 50% of the average value of its assets produce “passive income” or are held for the production of “passive income.” The determination as to PFIC status is made annually. If a U.S. Holder is treated as owning PFIC stock, such U.S. Holder will be subject to special rules generally intended to reduce or eliminate the benefit of the deferral of U.S. federal income tax that results from investing in a foreign corporation that does not distribute all of its earnings on a current basis. These rules may adversely affect the tax treatment to a U.S. Holder of dividends paid by the Company and of sales, exchanges and other dispositions of Company Shares, and may result in other adverse U.S. federal income tax consequences.
Parent and the Company believe that Company Shares should not be treated as shares of a PFIC, and Parent and the Company do not expect that the Company will become a PFIC in the future. Because PFIC status is a fact-intensive determination made on an annual basis and depends on the Company’s assets and income at such time, however, there can be no assurance that the Company is not classified as a PFIC. Furthermore, there can be no assurance that the IRS will not successfully challenge this position or that the Company will not become a PFIC at some future time as a result of changes in the Company’s assets, income or business operations.

MATERIAL SWISS TAX CONSEQUENCES OF THE SPIN-OFF
Consequences to Swiss Holders of Parent Shares
This summary is limited to holders of Parent Shares that are Swiss Holders. A “Swiss Holder” is a beneficial owner of Parent Shares that is:
•	a Swiss tax resident individual who holds Parent Shares as private assets;
•
a Swiss tax resident individual or a non-Swiss tax resident individual who is subject to Swiss income tax for reasons other than residency, who holds Parent Shares as business assets or qualifies as a professional securities dealer for Swiss tax purposes; or

•	a legal entity tax resident in Switzerland or a non-Swiss tax resident legal entity who holds Parent Shares as part of a Swiss permanent establishment or fixed place of business.
This summary does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences for shareholders subject to special treatment under Swiss tax laws, including but not limited to:
•	tax-exempt entities;
•	banks, financial institutions or insurance companies;
•	persons who acquired Parent Shares pursuant to an employment share plan or otherwise as compensation; or
•	persons who own Parent Shares through partnerships or other pass-through entities.
This summary does not address any non-Swiss tax consequences or non-income tax consequences (such as estate, gift, inheritance, capital or wealth taxes).
You are urged to consult your own tax advisor with respect to the Swiss and foreign tax consequences of the Spin-off.
General
Parent and the Company have received the Swiss Tax Rulings which cover the relevant Swiss tax aspects of the Spin-off. The following statements are based on the requirement of the continuing effectiveness and validity of the Swiss Tax Rulings. Please note that the Swiss Tax Rulings rely upon certain facts, assumptions, representations and undertakings from the Company and Parent regarding the past and future conduct of our and Parent’s businesses and other matters. If any of the facts, assumptions, representations or undertakings described in the Swiss Tax Rulings are incorrect or incomplete or not otherwise satisfied, both Parent and the Company may not be able to rely upon the Swiss Tax Rulings. Accordingly, notwithstanding the Swiss Tax Rulings, the relevant Swiss tax authorities may assert a position contrary to one or more of the conclusions set forth below.
Swiss Withholding Tax
The Distribution will not be subject to Swiss withholding tax, subject to Parent reducing its capital reserves from tax capital contributions (as reported on Parent’s annual standalone financial statements prepared pursuant to Swiss law and recognized by the Swiss Federal Tax Administration) as part of the Distribution in the amount of the capital reserves from tax capital contributions and share capital of the Company at the time of the Distribution, in accordance with the Swiss Tax Rulings.
Swiss Income Taxes
Non-Resident Shareholders
A holder of Parent Shares who is not a resident of Switzerland for Swiss tax purposes, and who, during the applicable tax year, has not engaged in a trade or business carried out through a permanent establishment in Switzerland for tax purposes, will not be subject to any Swiss federal, cantonal or communal income tax as a result of the transaction.

Private Swiss Holders
For individual Swiss Holders who hold Parent Shares as a private investment, the Distribution should be tax-neutral for the purposes of Swiss federal, cantonal and communal income tax, subject to compliance with the capital reduction undertaking described under “Material Swiss Tax Consequences of the Spin-off—Swiss Withholding Tax” above in accordance with the Swiss Tax Rulings.
If an individual Swiss Holder who holds physical certificates representing Parent Shares as private assets receives cash due to the failure to follow the instructions set forth in “The Separation and Distribution—When and How You Will Receive Company Shares—Holders of Parent Shares in Physical Certificated Form,” the receipt of such cash will be tax-free to the holder.
Commercial Swiss Holders
For commercial Swiss Holders who hold Parent Shares as part of a trade or business carried out in Switzerland, the Distribution is tax-neutral for the purposes of Swiss federal, cantonal and communal income tax, provided that the relevant book value (and thus, the tax book value) of the Parent Shares is maintained. This means that, for Swiss Holders who hold Parent Shares as business assets, the aggregate tax basis of the Parent Shares and of the Company Shares immediately after the Distribution should be the same as the aggregate tax basis of the Parent Shares held immediately before the Distribution, allocated between the Parent Shares and the Company Shares. Otherwise, a taxable gain or tax deductible loss for the purposes of Swiss federal, cantonal and communal income tax may arise.
This taxation treatment also applies to Swiss resident private individuals who, for Swiss income tax purposes, qualify as “professional securities dealers” because of, among other things, frequent dealing, or leveraging their investments, in securities.
If a commercial Swiss Holder that holds physical certificates representing Parent Shares receives cash due to the failure to follow the instructions set forth in “The Separation and Distribution—When and How You Will Receive Company Shares—Holders of Parent Shares in Physical Certificated Form,” such Swiss Holder will generally recognize a capital gain or loss measured by the difference between the cash received and the Swiss Holder’s respective reduction in tax basis in such physical certificates representing Parent Shares.
Consequences to Parent and the Indemnification Obligation
The following is a summary of the material tax consequences to Parent in connection with the Spin-off that may be relevant to holders of Parent Shares. As discussed above, the Spin-off will be preceded by several internal restructuring steps to separate the Amrize Business from Parent as part of the Separation. Parent has received the Swiss Tax Rulings providing that the Spin-off and certain internal restructuring steps taken prior to the Spin-off should qualify as tax-neutral restructuring for Swiss tax purposes. In addition, the Swiss Tax Rulings provide that no Swiss withholding tax or stamp duty should apply to the Distribution. Additionally, we intend to enter into the Tax Matters Agreement with Parent, which will restrict us from taking certain actions that could affect the qualification of the Spin-off and certain internal restructuring steps taken prior to the Spin-off as tax-neutral, as applicable. See “Certain Relationships and Related Person Transactions—Agreements with Parent—Tax Matters Agreement.” Notwithstanding the foregoing, if it were determined that the Spin-off or certain internal restructuring steps taken prior to the Spin-off that were intended to qualify as tax-neutral, as applicable, did not so qualify, we could be required to indemnify Parent for taxes resulting therefrom. See “Risk Factors—Risks Relating to the Spin-off—In connection with the Separation we will assume, and indemnify Parent for, certain liabilities. If we are required to make payments pursuant to these indemnities to Parent, our financial results could be adversely impacted.”

MATERIAL SWISS TAX CONSEQUENCES OF THE OWNERSHIP OF COMPANY SHARES
The following summary sets forth the material Swiss tax consequences of owning and disposing of Company Shares and is based on Swiss tax laws and the practices of the Swiss tax authorities in effect on the date of this information statement. Such laws and administrative practice are subject to change at any time, possibly with retroactive effect. This summary does not constitute tax advice and is intended only as a general guide. Holders of Company Shares should consult their own tax advisors about the Swiss tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the ownership and disposal of Company Shares. This summary does not discuss all tax considerations that may be relevant to holders of Company Shares in light of their particular circumstances, nor does it address the consequences for holders of Company Shares subject to special treatment under Swiss tax laws, including but not limited to tax-exempt entities; banks, financial institutions or insurance companies; persons who acquired Company Shares pursuant to an employment share plan or otherwise as compensation; or persons who own Company Shares through partnerships or other pass-through entities.
Swiss Withholding Tax
Non-taxable and Taxable Distributions
Under present Swiss tax law, dividends and similar cash or in-kind distributions made by the Company to a holder of Company Shares (including liquidation proceeds and bonus shares) are subject to Swiss withholding tax, currently at a rate of 35% (applicable to the gross amount of taxable distribution). The Company is obliged to deduct the Swiss withholding tax from the gross amount of any taxable distribution and to pay the tax to the Swiss Federal Tax Administration within 30 days of the due date of such distribution, unless a notification procedure applies (notification procedure does not apply to portfolio holdings) or such gross amount is paid out of share capital (reducing the nominal amount (par value) of the Company Shares) or capital reserves from tax capital contributions (as reported on the company’s annual standalone financial statements prepared pursuant to Swiss law and recognized by the Swiss Federal Tax Administration). Swiss listed companies such as the Company are only permitted to allocate 50% of any dividend to capital reserves from tax capital contributions (unless the distribution is made out of the “foreign” capital reserves from tax capital contributions), and the remaining portion of any dividend will be allocated to other reserves (to the extent the Company has such reserves) and will thus be subject to Swiss withholding tax at a rate of 35%.
Capital gains realized on the sale of Company Shares are not subject to Swiss withholding tax (other than in case of a sale (i) for cancellation, (ii) if the total of repurchased shares exceeds 10% of the Company share capital or (iii) if the repurchased Company Shares are not resold within the applicable time period after the repurchase, if and to the extent the redemption price less the nominal amount (par value) of the redeemed Company Shares is not booked against capital reserves from tax capital contributions (as reported on the company’s annual standalone financial statements prepared pursuant to Swiss law and recognized by the Swiss Federal Tax Administration) (“Taxable Repurchase”)).
Refund of Swiss Withholding Tax on Taxable Distributions
Swiss Resident Recipients
Swiss resident individuals who hold their Company Shares as private assets (“Resident Private Shareholders”) and who, among other things, are also the beneficial owners of the Company Shares and the dividends or the other distributions made or paid by the Company on Company Shares, are in principle eligible for a full refund or credit against income tax of the Swiss withholding tax if they duly report the underlying income in their income tax return. In addition, (i) corporate and individual shareholders who are resident in Switzerland for tax purposes who hold their Company Shares as business assets, (ii) corporate and individual shareholders who are not resident in Switzerland, and who, in each case, hold their Company Shares as part of a trade or business carried on in Switzerland through a permanent establishment with fixed place of business situated in Switzerland for tax purposes and (iii) Swiss resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons including frequent dealing or leveraged investments in shares and other securities (collectively, “Domestic Commercial Shareholders”) and who, among other things, are also the beneficial owners of the Company Shares and the dividends or the other distributions made or paid by the Company on Company Shares, are in principle eligible for a full refund or credit against income tax of the Swiss withholding tax if they, among other things, duly report the underlying income in their income statements or income tax return, as the case may be.

Non-Resident Shareholders
Shareholders who are not resident in Switzerland for tax purposes, and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment with fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (collectively, “Non-Resident Shareholders”) may be entitled to a total or partial refund of the Swiss withholding tax if the country in which such Non-Resident Shareholder resides for tax purposes maintains a bilateral treaty for the avoidance of double taxation with Switzerland and further conditions of such treaty are met. Non-Resident Shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) may differ from country to country. Non-Resident Shareholders should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sale or other dispositions of Company Shares and the procedures for claiming a refund of the Swiss withholding tax.
Residents of the United States
A holder of Company Shares who is a resident of the United States for purposes of the U.S.-Swiss Double Taxation Treaty without a trade or business carried on through a permanent establishment in Switzerland to whom the Company Shares are attributable and who, in each case, is also the beneficial owner of the shares and the dividend or other distribution and who meets the conditions of the U.S.-Swiss Double Taxation Treaty, may, (i) if the holder is a qualified U.S. pension fund, apply for a full refund of the Swiss withholding tax, (ii) if the holder is a corporation owning at least 10% of voting rights in the Company, apply for a refund of the Swiss withholding tax withheld in excess of the 5% reduced treaty rate, and (iii) in all other cases, apply for a refund of the Swiss withholding tax withheld in excess of the 15% treaty rate. The claim for a refund must be filed on Swiss Tax Form 82 (82C for corporations, 82I for individuals, 82E for other entities and 82R for regulated investment companies), which forms, together with the form providing instructions, may be obtained from the Swiss embassy or any Swiss consulate general in the United States or the Swiss Federal Tax Administration at the address below, or may be downloaded from the Swiss Federal Tax Administration’s website. Four copies of the form must be duly completed and then signed before a notary public of the United States and three of them must then be sent to the Swiss Federal Tax Administration, Eigerstrasse 65, CH-3003 Bern, Switzerland. The form must be accompanied by suitable evidence demonstrating the deduction of the Swiss withholding tax, such as certificates of deduction, bank vouchers or credit slips. The form must be filed no later than December 31 of the third year following the calendar year in which the dividend subject to the Swiss withholding tax became payable.
Swiss Income Tax
Non-Resident Shareholders
A holder of Company Shares who is not a resident of Switzerland for Swiss tax purposes, and who, during the applicable tax year, has not engaged in a trade or business carried on through a permanent establishment in Switzerland for tax purposes, is not subject to any Swiss federal, cantonal or communal income tax as a result of the receipt of dividends or other distributions on Company Shares or in respect of any capital gains realized on the sale of Company Shares. Refer to “—Swiss Withholding Tax” above for a summary of the Swiss withholding tax treatment of dividends and other distributions and capital gains on Company Shares.
Resident Private Shareholders
A Resident Private Shareholder who receives dividends and similar distributions (including stock dividends and liquidation proceeds) in excess of share capital (reducing the nominal amount (par value) of the Company Shares) or capital reserves from tax capital contributions (as reported on the company’s annual standalone financial statements prepared pursuant to Swiss law and recognized by the Swiss Federal Tax Administration), as well as Taxable Repurchases, from the Company must include these distributions in his or her personal tax return and will be subject to federal, cantonal and communal income tax on any net taxable income for the relevant tax period. However, dividends and similar distributions (including stock dividends and liquidation proceeds) allocated to the share capital (reducing the nominal amount (par value) of the Company Shares) or capital reserves from tax capital contributions (as reported on the company’s annual standalone financial statements prepared pursuant to Swiss law and recognized by the Swiss Federal Tax Administration) will not be subject to federal, cantonal and communal income tax. A capital gain or loss realized by Resident Private Shareholders (except in respect of Taxable Repurchases which qualify as dividend for tax purposes) is classified as a tax-exempt private capital gain and a capital loss as a non-tax deductible private capital loss for purposes of Swiss federal, cantonal and communal income tax. See “—Domestic Commercial Shareholders” below for a summary of the taxation treatment of Swiss resident individuals who, for income tax purposes, qualify as “professional securities dealers.”
Domestic Commercial Shareholders
Domestic Commercial Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares) are required to recognize such payments in their income statements for the relevant tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including dividends) for such period. Domestic Commercial Shareholders who are corporate taxpayers may qualify for participation relief on dividend distributions (Beteiligungsabzug), provided such Company Shares represent at the time of the distribution at least 10% of the share capital or 10% of the profit and reserves of the Company, respectively, or have a fair market value of at least CHF 1 million. For cantonal and communal income tax purposes, the regulations on participation relief are broadly similar, depending on the canton of residency. Domestic Commercial Shareholders are required to recognize a gain or loss realized upon the disposal of Company Shares in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including the gain or loss realized on the sale or other disposition of Company Shares) for such taxation period. Domestic Commercial Shareholders who are corporate taxpayers may benefit from taxation relief on capital gains realized upon the disposal of Company Shares (Beteiligungsabzug), provided such Company Shares were held for at least one year and the shareholder disposes of at least 10% of the share capital or 10% of the profit and reserves, respectively. Subsequent sales can be less than 10% of the share capital in order to qualify for the participation relief, provided the fair market value of the Company Shares held as of the previous financial year end prior to this sale amounts to at least CHF 1 million. For cantonal and communal income tax purposes, the regulations on participation relief are broadly similar, depending on the canton of residency.
Swiss Securities Tax
The transfer of Company Shares may be subject to Swiss securities transfer tax (Umsatzabgabe) at a current rate of up to 0.15% if a bank or other securities dealer in Switzerland or Liechtenstein, as defined in the Swiss Federal Stamp Tax Act (Stempelabgabengesetz), is a party or an intermediary to the transaction and no exemption applies.
Swiss Wealth Tax and Capital Tax
Non-Resident Shareholders
Non-Resident Shareholders are not subject to any cantonal and communal wealth or annual capital tax because of the mere holding of the Company Shares.
Resident Private Shareholders
Resident Private Shareholders are required to report the market value of their Company Shares at the end of each tax period as part of their private wealth and which is subject to cantonal and communal wealth tax.
Domestic Commercial Shareholders
Domestic Commercial Shareholders are required to report their Company Shares as part of their business wealth or taxable capital, as defined, and which is subject to cantonal and communal wealth or annual capital tax.
International Automatic Exchange of Information in Tax Matters
On November 19, 2014, Switzerland signed the Multilateral Competent Authority Agreement. The Multilateral Competent Authority Agreement is intended to ensure the uniform implementation of Automatic Exchange of Information (the “AEOI”). The Swiss Federal Act on the International Automatic Exchange of Information in Tax Matters (the “AEOI Act”) entered into force on January 1, 2017. The AEOI Act is the legal basis for the implementation of the AEOI standard in Switzerland.
The AEOI is being introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have been, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of specialty (i.e., the information exchanged may only be used to assess and levy taxes (and for criminal tax proceedings)) and adequate data protection. Based on such multilateral and bilateral agreements and the implementing laws of Switzerland, Switzerland collects and has collected data in respect of financial assets, which may include Company Shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in an EU member state or in a treaty state since 2017, and has exchanged such data since 2018. Switzerland has signed and is expected to sign AEOI agreements with other countries. A list of such agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance.
Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act
Switzerland has concluded an intergovernmental agreement with the United States to facilitate the implementation of the U.S. Foreign Account Tax Compliance Act (“FATCA”). The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the United States and Switzerland. On September 20, 2019, the protocol of amendment to the double taxation treaty between Switzerland and the United States entered into force, allowing competent authorities in the United States to request all the information on U.S. accounts without a declaration of consent or nonconsenting nonparticipating financial institutions, in accordance with the information reported in aggregated form. On June 27, 2024, the United States and Switzerland signed a new FATCA agreement. Under this agreement, the competent tax authorities of both parties shall annually exchange information in respect of reportable accounts on an automatic basis. Implementation of the new FATCA agreement requires national law to be amended in Switzerland. In Switzerland, the Federal Assembly will decide on this. According to the current schedule, Switzerland’s change of model should come into force on January 1, 2027.

DIVIDEND POLICY
While we expect to pay dividends, it will (within the boundaries of Swiss law) fall within the discretion of our Board of Directors to propose to shareholders the timing and amount of any future dividends on Company Shares. There can be no assurance that we will pay or declare dividends in the future.
Under Swiss law, we may only pay dividends if (i) we have sufficient net income from the immediately preceding fiscal year, (ii) we have brought forward net income from prior fiscal years or (iii) we have otherwise freely distributable reserves, each as evidenced by our audited annual standalone financial statements prepared pursuant to Swiss law, after allocations of net income to statutory retained earnings as required by Swiss law and by our New Articles. See “Description of Share Capital and New Articles—Dividends and Distributions.”
Our ability to pay dividends is further restricted by the terms of the Revolving Credit Agreement and the Bridge Loan Agreement. Our future ability to pay dividends may also be limited by the terms of the Remaining Debt Financing Transactions and any other future credit agreement, debt or preferred equity securities issued by us. See “Description of Certain Indebtedness” and “Risk Factors—Risks Relating to the Spin-off—In connection with the Separation, we have incurred and expect to continue to incur debt obligations that could adversely affect our business, profitability and our ability to meet obligations.”
Additionally, any decision by our Board of Directors to propose to shareholders the payment of a dividend will depend on many factors, such as our financial condition, earnings, corporate strategy, credit rating, capital requirements, debt service obligations, debt covenants, industry practice, legal requirements, regulatory constraints and other factors that our Board of Directors deems relevant. Additionally, the declaration, timing and amount of any dividends to be paid by us following the Distribution will be subject to approval by our shareholders at the relevant annual or extraordinary general meeting of shareholders.
Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and access to the capital markets. We cannot guarantee that we will pay a dividend in the future or pay any further dividend if we have paid dividends at some point. See “Risk Factors—Risks Relating to the Ownership of Company Shares—We cannot guarantee the timing, amount or payment of dividends on Company Shares.”
Dividends paid on Company Shares are generally subject to Swiss withholding tax. See “Risk Factors—Risks Relating to the Ownership of Company Shares—Dividends on Company Shares may subject our shareholders to Swiss withholding tax.”
We expect that any dividends we declare will be paid in U.S. dollars. See “Risk Factors—Risks Relating to the Ownership of Company Shares—The price of Company Shares and the Swiss franc value of any dividends may be negatively affected by fluctuations in the U.S. dollar/Swiss franc exchange rate.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2025 as follows:
•	on a historical basis as reflected in our unaudited historical condensed combined financial statements included elsewhere in this information statement; and
•	on a pro forma basis to give effect to the adjustments described in the section of this information statement entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
You should read this information in conjunction with our unaudited historical condensed combined financial statements and accompanying notes included elsewhere in this information statement, our unaudited pro forma condensed combined financial information and accompanying notes included elsewhere in this information statement and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this information statement.
The cash and cash equivalents and capitalization information in the following table may not reflect what our cash and cash equivalents and capitalization would have been had we been operating as a standalone company as of March 31, 2025. In addition, the cash and cash equivalents and capitalization information in the following table may not reflect what our cash and cash equivalents and capitalization may be in the future.
A final determination regarding our capital structure has not yet been made, and the Separation and Distribution Agreement, Ancillary Agreements and certain other transaction agreements have not been finalized.

	As of March 31, 2025
	Historical	Pro Forma
(In millions)
Cash and cash equivalents(1)	$574	$40
Debt(1)
Current portion of long-term debt	5	5
Current portion of related-party notes payable	122	—
Long-term debt	981	5,036
Related-party notes payable	7,540	—
Equity
Company Shares	—	6
Additional paid-in capital	—	13,051
Net parent investment	10,339	—
Accumulated other comprehensive loss	(589)	(589)
Total Equity attributable to the Company	9,750	12,468
Total capitalization	$18,398	$17,509

(1)
The pro forma figures reflect incurrence of indebtedness through the issuance of Senior Unsecured Notes and the expected incurrence of indebtedness through the Debt-for-Debt Exchange Offers and the USPP Debt Assumption. In April 2025, we issued Senior Unsecured Notes in an aggregate principal amount of $3.4 billion. We expect to conduct the Debt-for-Debt Exchange Offers pursuant to which we will offer to exchange, on a par-for-par basis, certain outstanding series of senior bonds issued by subsidiaries of Parent for new senior bonds of a corresponding series issued by FinanceCo with the same interest rate, interest payment dates, maturity date and optional redemption features. We also expect FinanceCo and the Company to undertake the USPP Debt Assumption, pursuant to which FinanceCo and the Company will assume, upon the completion of the Spin-off, the rights and obligations (as the new issuer and guarantor, respectively) of $50.0 million of bonds due in 2031 issued by a subsidiary of Parent. We assume for purposes of this table the Debt-for-Debt Exchange Offers and the USPP Debt Assumption will result in the issuance by FinanceCo of approximately $1.7 billion aggregate principal amount of senior bonds. In addition, in March 2025, we entered into the Revolving Credit Facility with commitments of $2.0 billion and the Bridge Loan with commitments of $5.1 billion (which was permanently reduced to $1.7 billion on April 8, 2025). The Revolving Credit Facility cannot be drawn prior to the completion of the Spin-off, while the Bridge Loan is not expected to be utilized. The Bridge Loan will be terminated if the Spin-off is consummated without any amounts being drawn. We expect that the Remaining Debt Financing Transactions will be completed prior to the consummation of the Distribution. However, no assurance can be given whether the Remaining Debt Financing Transactions will occur in the anticipated time frame on favorable terms, or at all. See “Description of Certain Indebtedness” and “Unaudited Pro Forma Combined Financial Information.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial statements consist of the unaudited pro forma condensed combined balance sheet as of March 31, 2025 and the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2025 and the year ended December 31, 2024. The following unaudited pro forma condensed combined financial statements give effect to the Separation and related adjustments in accordance with Article 11 of the SEC’s Regulation S-X. The Separation and related transactions are described in the section of this information statement entitled “The Separation and Distribution.”
The unaudited pro forma condensed combined financial statements have been derived from our unaudited historical condensed combined statement of operations for the three months ended March 31, 2025, our audited historical combined statement of operations for the year ended December 31, 2024 and our unaudited historical condensed combined balance sheet as of March 31, 2025, which were prepared on a “carve-out” basis in connection with the expected Spin-off and were derived from the consolidated financial statements and historical accounting records of Parent. The pro forma adjustments to the unaudited historical condensed combined statement of operations for the three months ended March 31, 2025 and the audited historical combined statement of operations for the year ended December 31, 2024 assume that the Separation and related transactions occurred as of January 1, 2024. The unaudited pro forma condensed combined balance sheet gives effect to the Separation and related transactions as if they had occurred on March 31, 2025, our most recent balance sheet date.
The unaudited pro forma condensed combined financial statements have been prepared to include transaction accounting and autonomous entity adjustments to reflect our financial condition and results of operations as if we were a standalone company. In addition, management’s adjustments, presented in the accompanying notes to the unaudited pro forma condensed combined financial statements, provide supplemental information to understand the dis-synergies that are expected to result from the Separation, primarily comprising incremental non-recurring and recurring costs that we expect to incur as a standalone company.
Transaction accounting and autonomous entity adjustments include the following:
•	differences between our unaudited historical condensed combined balance sheet prepared on a carve-out basis and assets and liabilities expected to be contributed by Parent to us;
•
the effect of our anticipated post-Separation capital structure, including (i) a share split changing the capital structure of the Company from 1,000 registered shares with a nominal amount (par value) of $1,000 per share to 100,000,000 Company Shares with a nominal amount (par value) of $0.01 per Company Share, (ii) an ordinary share capital increase of $4,668,755.13 with the issuance of 466,875,513 additional Company Shares, resulting in an aggregate of 566,875,513 issued Company Shares with a nominal amount (par value) of $0.01 per Company Share, (iii) the entry into the Revolving Credit Facility and the Bridge Loan, (iv) the issuance of the Senior Unsecured Notes and (v) the Remaining Debt Financing Transactions;

•	the non-recurring costs expected to be incurred as an autonomous entity that are specifically related to the Spin-off;
•	the impact of the transactions contemplated by the agreements described under “Certain Relationships and Related Person Transactions—Agreements with Parent”; and
•	other adjustments as described in the accompanying notes to the unaudited pro forma condensed combined financial statements.
In connection with the Spin-off, Amrize will enter into a Transition Services Agreement with Parent, whereby Parent will continue to provide Amrize certain services, primarily for information technology-related functions. The charges for such services are generally intended to allow Parent to recover all of its direct and indirect costs and may include a reasonable markup of such costs. See “Certain Relationships and Related Person Transactions—Agreements with Parent—Transition Services Agreement.” The costs under the Transition Services Agreement are not expected to have a material impact on pro forma net income for the three months ended March 31, 2025 or the year ended December 31, 2024 as the historical combined statements of operations for those periods already reflect allocations of costs for these services and the costs for these services under the Transition Services Agreement are not expected to be materially different from the costs allocated for these services in the historical combined statements of operations for those periods. Discussions regarding the Transition Services Agreement are ongoing, and the Transition Services Agreement will be finalized prior to the Spin-off. The expectation that the costs for these services will not have a material impact is based upon the expected terms of the services to be provided under the Transition Services Agreement as of the date of this information statement and are subject to change. However, any changes to the final terms of the Transition Services Agreement are not expected to be material.
The unaudited pro forma condensed combined financial information is based upon available information and assumptions, including those described in the accompanying notes, that we believe are reasonable and supportable given the information and estimates available at this time. However, these adjustments are subject to change as the terms of the Separation are finalized. The unaudited pro forma condensed combined financial information is for illustrative and informational purposes only. The unaudited pro forma condensed combined financial information may not reflect what our financial condition or results of operations would have been had we been a standalone company during the periods presented. In addition, the unaudited pro forma condensed combined financial information may not reflect what our financial condition or results of operations may be in the future. See “Risk Factors—Risks Relating to the Spin-off—We have no history operating as an independent, publicly traded company, and our financial information in this information statement is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and therefore may not be a reliable indicator of our future results.”
The unaudited pro forma condensed combined financial information reported below should be read in conjunction with our historical combined financial statements and accompanying notes included elsewhere in this information statement and the sections of this information statement entitled “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Person Transactions.” For factors that could cause actual results to differ materially from those presented in the unaudited pro forma condensed combined financial statements, see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this information statement.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of March 31, 2025

(In millions, except share data)	Historical	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma
Assets
Current Assets:
Cash and cash equivalents	$574	$(534)	(a), (c)	$ —		$40
Accounts receivable, net	1,324	45	(i)	—		1,369
Due from related-party	45	(45)	(i)	—		—
Inventories	1,604	—		—		1,604
Related-party notes receivable	359	(359)	(a)	—		—
Prepaid expenses and other current assets	209	—		—		209
Total current assets	4,115	(893)		—		3,222
Property, plant and equipment, net	7,567	—		—		7,567
Goodwill	8,932	—		—		8,932
Intangible assets, net	1,799	—		—		1,799
Operating lease right-of-use assets, net	577	—		—		577
Other noncurrent assets	204	5	(e)	—		209
Total Assets	$23,194	$(888)		$—		$22,306
Liabilities and Equity
Current Liabilities:
Accounts payable	$1,092	$167	(i)	$—		$1,259
Due to related-party	167	(167)	(i)	—		—
Current portion of long-term debt	5	—		—		5
Current portion of related-party notes payable	122	(122)	(a)	—		—
Operating lease liabilities	150	—		—		150
Other current liabilities	521	—		—		521
Total current liabilities	2,057	(122)		—		1,935
Long-term debt	981	4,055	(a), (c)	—		5,036
Related-party notes payable	7,540	(7,540)	(a)	—		—
Deferred income tax liabilities	937	1	(e)	—		938
Noncurrent operating lease liabilities	428	—		—		428
Other noncurrent liabilities	1,501	—		—		1,501
Total Liabilities	13,444	(3,606)		—		9,838
Commitments and contingencies
Equity:
Company Shares, $0.01 par value (566,875,513 issued and 552,735,960 outstanding)	—	6	(g)	—		6
Additional paid-in capital	—	13,051	(h), (e)	—		13,051
Net parent investment	10,339	(10,339)	(f)	—		—
Accumulated other comprehensive loss	(589)	—		—		(589)
Total Equity attributable to the Company	9,750	2,718		—		12,468
Noncontrolling interests	—	—		—		—
Total Equity	9,750	2,718		—		12,468
Total Liabilities and Equity	$23,194	$(888)		$—		$22,306

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the three months ended March 31, 2025

(In millions, except per share data)	Historical	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma
Revenues	$2,081	$—		$—		$2,081
Cost of revenues	(1,859)	—		—		(1,859)
Gross profit	222	—		—		222
Selling, general and administrative expenses	(239)	(5)	(e)	—	(k)	(244)
Gain on disposal of long-lived assets	1	—		—		1
Operating loss	(16)	(5)		—		(21)
Interest expense, net	(118)	47	(b), (d)	—		(71)
Other non-operating income, net	1	—		—		1
Loss before income tax benefit and income from equity method investments	(133)	42		—		(91)
Income tax benefit	46	(10)	(j)	—	(l)	36
Income from equity method investments	—	—		—		—
Net loss	(87)	32		—		(55)
Net loss attributable to noncontrolling interests	—	—		—		—
Net loss attributable to the Company	$(87)	$32		$—		$(55)
Unaudited pro forma loss per Company Share
Basic						$(0.10)	(m)
Diluted						$(0.10)	(n)
Weighted-average number of Company Shares outstanding
Basic						552.7	(m)
Diluted						552.7	(n)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended December 31, 2024

(In millions, except per share data)	Historical	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma
Revenues	$11,704	$—		$—		$ 11,704
Cost of revenues	(8,634)	—		—		(8,634)
Gross profit	3,070	—		—		3,070
Selling, general and administrative expenses	(944)	(20)	(e)	(3)	(k)	(967)
Gain on disposal of long-lived assets	71	—		—		71
Loss on impairments	(2)	—		—		(2)
Operating income	2,195	(20)		(3)		2,172
Interest expense, net	(512)	213	(b), (d)	—		(299)
Other non-operating expense, net	(55)	—		—		(55)
Income before income tax expense and income from equity method investments	1,628	193		(3)		1,818
Income tax expense	(368)	(47)	(j)	1	(l)	(414)
Income from equity method investments	13	—		—		13
Net income	1,273	146		(2)		1,417
Net loss attributable to noncontrolling interests	1	—		—		1
Net income attributable to the Company	$1,274	$146		$(2)		$1,418
Unaudited pro forma earnings per Company Share
Basic						$2.57	(m)
Diluted						$2.57	(n)
Weighted-average number of Company Shares outstanding
Basic						552.7	(m)
Diluted						552.7	(n)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The unaudited pro forma condensed combined balance sheet as of March 31, 2025 and the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2025 and the year ended December 31, 2024 include the following adjustments:
Transaction Accounting Adjustments
(a)
Adjustment reflects the issuance of the Senior Unsecured Notes in April 2025 in an aggregate principal amount of $3.4 billion and related deductions for discounts and debt issuance costs of $13.0 million. The discounts and debt issuance costs will be amortized to Interest expense, net over the terms of the Senior Unsecured Notes and are reflected as a reduction to Long-term debt. The Senior Unsecured Notes have maturities ranging from two years to ten years with a weighted-average interest rate of approximately 4.96%, excluding debt issuance costs. See “Description of Certain Indebtedness—Senior Unsecured Notes.”

We expect to use the net proceeds from the issuance of the Senior Unsecured Notes, together with cash on hand or from other financing transactions described in pro forma footnote (b) and pro forma footnote (c), to repay $4,931 million of loans with Parent that are reflected as Related-party notes payable on the unaudited historical condensed combined balance sheet as of March 31, 2025 and $17 million of loans with Parent that are reflected as Current portion of related-party notes payable on the unaudited historical condensed combined balance sheet as of March 31, 2025. The terms of such cash repayments are subject to change and will be finalized prior to the completion of the Spin-off. See “The Separation and Distribution—Debt Financing Transactions.” We also expect to either receive a net cash contribution from Parent or make a cash distribution to Parent based on our balance in Parent’s cash pooling program.
We expect the remaining $2,609 million of Related-party notes payable and $105 million of Current portion of related-party notes payable to be contributed by Parent as equity.
We expect to receive $359 million to settle balances in Parent’s cash pooling program that are reflected as Related-party notes receivable on the unaudited historical condensed combined balance sheet as of March 31, 2025.
The available cash amount upon completion of the Spin-off will depend on the timing of the closing of the Remaining Debt Financing Transactions and our cash generation between March 31, 2025 and the completion of the Spin-off.
(b)
In March 2025, we entered into the Revolving Credit Facility with commitments of $2.0 billion and the Bridge Loan with commitments of $5.1 billion (which was permanently reduced to $1.7 billion on April 8, 2025). Total debt issuance costs associated with the Revolving Credit Facility and Bridge Loan are recorded in Prepaid expenses and other current assets in our unaudited historical condensed combined balance sheet as of March 31, 2025. A pro forma adjustment has been recorded to Interest expense, net to reflect the impact of the amortization of debt issuance costs associated with the Revolving Credit Facility and Bridge Loan. The Revolving Credit Facility cannot be drawn prior to the completion of the Spin-off, while the Bridge Loan is not expected to be utilized. The Bridge Loan will be terminated if the Spin-off is consummated without any amounts being drawn. See “Description of Certain Indebtedness—Revolving Credit Facility” and “Description of Certain Indebtedness—Bridge Loan.”

To provide for adequate short-term liquidity immediately following the completion of the Spin-off, we also intend to establish a $2.0 billion commercial paper program. The expected issuance of short-term promissory notes is unknown at this time due to seasonality in our business and the resulting amount of available cash on hand upon completion of the Spin-off. We will determine whether to issue short-term promissory notes under the Commercial Paper Program prior to or after the completion of the Spin-off based on cash balances at the time. Issuance of $100 million in short-term promissory notes with an assumed one-month maturity would result in an increase to Other current liabilities of $100 million as of March 31, 2025 and an increase in Interest expense, net of $0.4 million for the year ended December 31, 2024 (assuming a coupon of 4.72% per annum payable on such short-term promissory notes).

(c)
Prior to the completion of the Spin-off, we expect that FinanceCo, a future wholly owned subsidiary of the Company, will conduct Debt-for-Debt Exchange Offers (as defined in “Description of Certain Indebtedness—Remaining Debt Financing Transactions”) pursuant to which it will offer to exchange, on a par-for-par basis, certain outstanding series of senior bonds issued by subsidiaries of Parent for new senior bonds of a corresponding series with the same interest rate, interest payment dates, maturity date and optional redemption features. See “Description of Certain Indebtedness—Remaining Debt Financing Transactions.” There is no certainty that we will be able to consummate the Debt-for-Debt Exchange Offers prior to the completion of the Spin-off, or at all, or the extent to which holders of the Original Exchange Notes (as defined in “Description of Certain Indebtedness—Remaining Debt Financing Transactions”) will tender such Original Exchange Notes. However, for illustrative purposes, we have assumed for purposes of the unaudited pro forma condensed combined financial statements that holders of 20% of each series of the Original Exchange Notes will not accept the Debt-for-Debt Exchange Offers (and that holders of 80% of each series of the Original Exchange Notes will accept the Debt-for-Debt Exchange Offers). We also expect FinanceCo and the Company to undertake the USPP Debt Assumption, pursuant to which FinanceCo and the Company will assume, upon the completion of the Spin-off, the rights and obligations (as the new issuer and guarantor, respectively) of $50.0 million of bonds due in 2031, originally issued by a subsidiary of Parent in a private placement transaction. For illustrative purposes, we have assumed that holders of 100% of the $50.0 million of bonds due in 2031 will consent to the USPP Debt Assumption.

Alongside the Debt-for-Debt Exchange Offers, we expect FinanceCo to transfer to Holcim US Finance (Luxembourg) S.A., a subsidiary of Parent, $198.0 million aggregate principal amount of bonds due in 2026 and 2046 with a weighted-average interest rate of 4.24%, in addition to the same amount of cash to offset the transferred liability. This transfer of debt reflects our assumed amount of such bonds that are not tendered and accepted in the relevant Debt-for-Debt Exchange Offers. To effect the transfer, Parent will execute an issuer substitution moving the bonds from FinanceCo, a future subsidiary of the Company, to Holcim US Finance (Luxembourg) S.A., a subsidiary of Parent. We assume that total fees of $4.0 million will be incurred for the transfer of debt, of which $2.0 million will be amortized to Interest expense, net over the terms of the respective bonds and reflected as a reduction to Long-term debt. The remaining $2.0 million is assumed to be expensed as incurred during the year ended December 31, 2024. A 5% change to the assumed Debt-for-Debt Exchange Offer acceptance rate would change Long-term debt, net of unamortized fees and Cash and cash equivalents by approximately $48.7 million and $46.1 million, respectively.
Based on the assumed results of the Debt-for-Debt Exchange Offers and the USPP Debt Assumption, FinanceCo would acquire $836.1 million aggregate principal amount of bonds due in 2031, 2033, 2036, 2039 and 2043 with a weighted-average interest rate of 6.95%. Certain subsidiaries of Parent will then transfer to FinanceCo the same amount of cash to repurchase such bonds acquired by FinanceCo. The cash that is transferred from such subsidiaries of Parent to FinanceCo, together with the proceeds from the issuance of the Senior Unsecured Notes described in pro forma footnote (a) or from other financing transactions described in pro forma footnote (b), if required, or cash on hand will be used to repay $4,948 million of loans with Parent prior to the Spin-off, with the remainder retained by Amrize. We assume total fees for the transfer of debt to be $4.2 million, with $2.1 million assumed to be amortized to Interest expense, net over the terms of the respective bonds and reflected as a reduction to Long-term debt, and the remaining $2.1 million assumed to be expensed as incurred during the year ended December 31, 2024. A 5% change to the assumed Debt-for-Debt Exchange Offer acceptance rate would change Long-term debt, net of unamortized fees and Cash and cash equivalents by approximately $51.0 million and $46.8 million, respectively.

The pro forma adjustments to Cash and cash equivalents and Long-term debt related to the treasury adjustments described in pro forma footnote (a) and pro forma footnote (c) above are summarized in the following tables:

(In millions)	As of March 31, 2025
Issuance of the Senior Unsecured Notes net of discounts and debt issuance costs (refer to pro forma footnote (a))	$3,387
Intercompany debt repayment (refer to pro forma footnote (a))	(4,948)
Receipt from settlement of cash pool (refer to pro forma footnote (a))	359
Cash proceeds from Debt-for-Debt Exchange Offers and USPP Debt Assumption, net of fees (refer to pro forma footnote (c))	668
Total pro forma adjustment to Cash and cash equivalents	$(534)

(In millions)	As of March 31, 2025
Issuance of the Senior Unsecured Notes net of discounts and debt issuance costs (refer to pro forma footnote (a))	$3,387
Long-term debt from Debt-for-Debt Exchange Offers and USPP Debt Assumption, net of fees (refer to pro forma footnote (c))	668
Total pro forma adjustment to Long-term debt	$4,055

(d)
Adjustment reflects estimated interest expense and amortization charges related to the treasury adjustments described in pro forma footnotes (a), (b) and (c) above. Interest expense was calculated assuming constant debt levels throughout the period. Assuming the treasury adjustments described in pro forma footnote (a) and pro forma footnote (b) remain constant, a 5% change to the assumed Debt-for-Debt Exchange Offer acceptance rate described in pro forma footnote (c) would change Interest expense, net by approximately $1.4 million and $5.5 million for the three months ended March 31, 2025 and the year ended December 31, 2024, respectively.

(In millions)	For the three months ended March 31, 2025	For the year ended December 31, 2024
Interest expense on issuance of the Senior Unsecured Notes (refer to pro forma footnote (a))	$(42)	$(169)
Amortization of discounts and deferred debt issuance costs related to issuance of the Senior Unsecured Notes (refer to pro forma footnote (a))	(1)	(3)
Net interest expense on Debt-for-Debt Exchange Offers and USPP Debt Assumption (refer to pro forma footnote (c))	(12)	(54)
Net amortization on Debt-for-Debt Exchange Offers and USPP Debt Assumption (refer to pro forma footnote (c))	(1)	4
Interest expense on Revolving Credit Facility and Bridge Loan (refer to pro forma footnote (b))	—	(2)
Amortization of debt issuance costs related to Revolving Credit Facility and Bridge Loan (refer to pro forma footnote (b))	—	(2)
Interest expense on intercompany debt to be repaid or contributed by Parent as equity (refer to pro forma footnote (a))	108	454
Interest income on intercompany debt to be contributed by Parent as equity (refer to pro forma footnote (a))	(5)	(15)
Total pro forma adjustment to Interest expense, net	$47	$213

(e)
In connection with the completion of the Spin-off, Parent expects to transfer to the Company certain employees who historically operated within specific corporate functions of Parent. The unaudited historical condensed combined statement of operations for the three months ended March 31, 2025 and the audited historical combined statement of operations for the year ended December 31, 2024 included expense allocations for these employees. This adjustment reflects an incremental increase in costs of $5.1 million and $20.3 million recorded to Selling, general and administrative expenses for the three months ended March 31, 2025 and the year ended December 31, 2024, respectively, due to the Company bearing the full costs of these employees upon completion of the Spin-off. These costs primarily relate to salaries, bonuses, insurance and allowances. Current and noncurrent liabilities associated with these employee-related obligations as of March 31, 2025 are not expected to have a material impact on the unaudited pro forma condensed combined balance sheet.

This adjustment also reflects $5.1 million of incremental net pension plan assets, included in Other noncurrent assets, which will be transferred to Amrize prior to the Separation related to the transfer of these employees. Total pension plan assets and pension plan liabilities transferred are $65.8 million and $60.6 million, respectively. The transfer resulted in $3.9 million of Additional paid-in capital as of March 31, 2025. The net pension plan assets are not included on the unaudited historical condensed combined balance sheet since Amrize was not the plan sponsor. Incremental expenses are not expected to have a material impact on the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2025 or the year ended December 31, 2024.
(f)	Adjustment reflects the reclassification of Parent’s net investment in Amrize to Additional paid-in capital.
(g)
Immediately following the Spin-off, we expect to have 566,875,513 Company Shares issued. This calculation is based on 579,124,606 Parent Shares issued as of March 31, 2025, less 12,249,093 Parent Shares held in treasury and expected to be cancelled (subject to approval at the Holcim Annual General Meeting 2025), all of which were purchased by Parent under the Parent share buyback program announced in March 2024 and completed in December 2024. We expect Parent to distribute approximately 552,735,960 Company Shares in the Distribution and we expect to have approximately 552,735,960 Company Shares outstanding immediately following the Spin-off. We anticipate the number of excess Company Shares not distributed in the Distribution, and therefore the number of Company Shares held by the Company in treasury following the Spin-off, to be approximately 14,139,553 Company Shares. Adjustment reflects the distribution of 552,735,960 Company Shares, with a nominal amount (par value) of $0.01 per share, pursuant to the Separation and Distribution Agreement. The actual number of Company Shares to be distributed will not be known until the Cum-Dividend Date and will depend on the number of Parent Shares outstanding as of the Cum-Dividend Date.

(h)	The Additional paid-in capital adjustments are summarized below:

(In millions)	As of March 31, 2025
Net parent investment reclassification (refer to pro forma footnote (f))	$10,339
Net impact of employee obligations transferred to the Company (refer to pro forma footnote (e))	4
Company Share issuance (refer to pro forma footnote (g))	(6)
Net impact of issuance of the Senior Unsecured Notes and intercompany debt repayment (refer to pro forma footnote (a))	2,714
Total pro forma adjustment to Additional paid-in capital	$13,051

(i)
Adjustment reflects the reclassification of certain transactions historically included as Due from related-party and Due to related-party as Accounts receivable, net and Accounts payable, respectively, as of March 31, 2025.

(In millions)	As of March 31, 2025
Accounts receivable, net	$ 45
Due from related-party	(45)
Accounts payable	167
Due to related-party	(167)

(j)
Adjustment reflects the income tax effect of the transaction pro forma adjustments calculated using the applicable statutory income tax rates in effect within the respective tax jurisdictions during the periods presented. The applicable tax rates could be impacted depending on many factors subsequent to the transaction and may be materially different from the pro forma results.

Autonomous Entity Adjustments
(k)
Adjustment reflects additional non-recurring costs from executed contracts with third party vendors related to the establishment of Amrize as a standalone public company, which are expected to be incurred in relation to the Spin-off. These costs primarily consist of estimable costs related to advisor fees. These costs are necessary to facilitate the Spin-off and establish Amrize as an autonomous entity. These adjustments are comprised of non-recurring costs of $0 million and $3.2 million in Selling, general, and administrative expenses for the three months ended March 31, 2025 and the year ended December 31, 2024, respectively. Actual charges that will be incurred pursuant to these executed contracts with third-party vendors could be different from these estimates.

(l)
Adjustment reflects the income tax effect of the autonomous entity pro forma adjustments using the applicable statutory tax rates in effect within the respective tax jurisdictions during the periods presented, and the expected effects of the Separation and Distribution Agreement. The applicable tax rates could be impacted depending on many factors subsequent to the transaction and may be materially different from the pro forma results.

Pro Forma Earnings Per Company Share
(m)
The weighted-average number of Company Shares used to compute pro forma basic earnings per Company Share is 552,735,960 for the three months ended March 31, 2025 and the year ended December 31, 2024, which represents the number of Company Shares expected to be outstanding immediately following the Spin-off. Refer to pro forma footnote (g) above.

(n)
The weighted-average number of Company Shares used to compute pro forma diluted earnings per Company Share is 552,735,960 for the three months ended March 31, 2025 and the year ended December 31, 2024, which represents the number of Company Shares expected to be outstanding immediately following the Spin-off. Refer to pro forma footnote (g) above. The actual dilutive effect on the number of Company Shares outstanding following the completion of the Spin-off will depend on various factors, including employees who may change employment between Parent and the Company and the impact of equity-based compensation arrangements. We cannot estimate dilutive effects at this time.

Management Adjustments
Management has elected to present management adjustments to the unaudited pro forma financial information and has included all adjustments necessary for a fair statement of such information. As part of Holcim, we have historically benefited from certain functions performed by Parent such as accounting and financial reporting, treasury, tax, legal, human resources, information technology, insurance, employee benefits and other general and administrative functions. Following the Spin-off, Parent will not perform these functions for us, other than certain functions that will be provided for a limited time pursuant to the Transition Services Agreement, as described above. These arrangements will not fully capture the benefits that we have enjoyed as a result of being integrated with Holcim, and as a result of us being a standalone public company on a smaller scale, our costs of performing these functions are estimated to be higher than the amounts reflected in our historical combined financial statements and accompanying notes included elsewhere in this information statement.
We expect to incur non-recurring costs associated with the establishment of Amrize as a standalone public company (such as rebranding costs, employee-related costs (i.e., recruitment and relocation expenses) and costs to establish certain standalone functions). We expect to incur these non-recurring costs primarily over a period of 12 to 24 months following the completion of the Spin-off. As a standalone public company, we also expect to incur recurring costs required to operate new functions as a public company (such as executive leadership compensation, accounting and financial reporting, compliance and regulatory, human resources, information technology, marketing and communications, insurance and other operating costs). We expect to incur these recurring costs beginning upon the completion of the Spin-off. Management estimated that Amrize would have dis-synergies of approximately $27.9 million (including non-recurring costs of $8.7 million as well as recurring costs of $19.2 million) for the three months ended March 31, 2025, and dis-synergies of approximately $135.7 million (including non-recurring costs of $59.0 million as well as recurring costs of $76.7 million) for the year ended December 31, 2024.
Management estimated these dis-synergies by using Parent’s corporate budget as a baseline and conducting an incremental assessment for each corporate functional area to identify all incremental resources and associated costs, including systems and third-party contracts as noted above, required for Amrize to operate as a standalone public company. The additional dis-synergies have been estimated based on assumptions that management believes are reasonable. However, actual additional costs that will be incurred and cost savings could be different from the estimates and would depend on several factors, including the economic environment, results of contractual negotiations with third-party vendors, ability to execute on proposed separation plans and strategic decisions made in areas such as human resources, insurance and information technology. In addition, adverse effects and limitations including those discussed in the section entitled “Risk Factors” to this information statement may impact actual costs incurred. If Amrize decides to increase or reduce resources or invest more heavily in certain areas in the future, that will be part of its future decisions and have not been included in the management adjustments below.
These management adjustments include forward-looking information that is subject to the safe harbor protections of the Exchange Act. The tax effect has been determined by applying the applicable statutory income tax rates to the aforementioned adjustments.

	For the three months ended March 31, 2025
(In millions, except per share data)	Net loss attributable to the Company	Basic loss per Company Share	Basic weighted- average number of Company Shares outstanding	Diluted loss per Company Share	Diluted weighted- average number of Company Shares outstanding
Unaudited pro forma condensed combined net loss attributable to the Company(1)	$(55)	$(0.10)	552.7	$(0.10)	552.7
Management adjustments
Dis-synergies	(28)
Tax effect	7
Unaudited pro forma condensed combined net loss attributable to the Company after management adjustments	$(76)	$(0.14)	552.7	$(0.14)	552.7

(1)	As shown in the unaudited pro forma condensed combined statements of operations.

	For the year ended December 31, 2024
(In millions, except per share data)	Net income attributable to the Company	Basic earnings per Company Share	Basic weighted- average number of Company Shares outstanding	Diluted earnings per Company Share	Diluted weighted- average number of Company Shares outstanding
Unaudited pro forma condensed combined net income attributable to the Company(1)	$1,418	$2.57	552.7	$2.57	552.7
Management adjustments
Dis-synergies	(136)
Tax effect	33
Unaudited pro forma condensed combined net income attributable to the Company after management adjustments	$1,315	$2.38	552.7	$ 2.38	552.7

(1)	As shown in the unaudited pro forma condensed combined statements of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical combined financial statements and accompanying notes included elsewhere in this information statement as well as the information presented in “Unaudited Pro Forma Condensed Combined Financial Information” and “Notes to Unaudited Pro Forma Condensed Combined Financial Information.” Some of the information contained in the following discussion and analysis includes forward-looking statements that involve risks and uncertainties. You should review the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
We are the largest building solutions company focused exclusively on the North American market, offering customers a broad range of advanced building solutions from foundation to rooftop. We serve customers across the infrastructure, commercial, and residential construction markets, from new builds to repair and refurbishment (“R&R”). Our more than 19,000 employees operate across more than 1,000 sites and facilities in the United States and Canada, providing customers with trusted brands and advanced building solutions for the full building lifecycle. Our trusted brands and advanced solutions, combined with our operational expertise, make us a trusted partner for customers, building owners, architects, engineers, public authorities and cities across the United States and Canada.
We earn revenue from the sale of cement, aggregates, ready-mix concrete, asphalt, roofing systems and other building solutions. We operate in two reportable segments, offering a complete range of advanced solutions to support large-scale and complex construction projects from bridges to data centers in the areas of residential, commercial and infrastructure construction. Our services span new construction as well as R&R, with R&R accounting for 44% of overall revenues in 2024.
•
Our Building Materials segment offers a range of branded solutions delivering high-quality products for a wide range of applications across North America. Key product offerings of this segment include cement and aggregates, as well as a variety of downstream products and solutions such as ready-mix concrete, asphalt and other construction materials.

•
Our Building Envelope segment offers advanced roofing and wall systems, including single-ply membranes, insulation, shingles, sheathing, waterproofing and protective coatings, along with adhesives, tapes and sealants that are critical to the application of roofing and wall systems. Our Building Envelope products are sold individually or in warranted systems for new construction or R&R in commercial and residential projects. These products are sold either directly to contractors or through authorized distributors or a network of sales representatives in North America.

We are the largest provider of cement in the United States and Canada as measured by sales and production volume, the second largest commercial roofing company in North America as measured by sales, and a leader in advanced wall systems. We are also among the two largest aggregates companies in 85% of the markets in which we operate, and are strongly positioned in ready-mix concrete. Building on our large operating footprint, we believe we are well positioned to capitalize on expected strong commercial and residential construction spend and infrastructure investments across North America. State-of-the-art facilities across a large distribution network help us minimize our distribution costs and provide exceptional customer service.
Seasonality
Activity in the construction industry is dependent to a considerable extent on the seasonal impact of weather in our operating locations. We typically experience higher activity during spring, summer and fall and significantly lower activity in winter due to inclement weather. In addition to impacting demand for our products and services, adverse weather can negatively impact the production processes for a variety of reasons. For example, workers may not be able to work outdoors in sustained high temperatures, heavy rainfall and/or other unfavorable weather conditions. Therefore, financial results for any interim period do not necessarily indicate the results expected for the full year.

Financial Summary
A summary of our performance highlights for the three months ended March 31, 2025 is as follows:
•	Total revenues of $2,081 million, compared with $2,166 million in the three months ended March 31, 2024;
•	Net loss of $87 million, compared with $44 million in the three months ended March 31, 2024;
•	Net loss margin of 4%, compared with 2% in the three months ended March 31, 2024;
•	Adjusted EBITDA of $214 million, compared with $284 million in the three months ended March 31, 2024;
•	Adjusted EBITDA Margin of 10%, compared with 13% in the three months ended March 31, 2024; and
•	Cash flows used in operating activities of $856 million, compared with $597 million in the three months ended March 31, 2024.
A summary of our performance highlights for the fiscal year ended December 31, 2024 is as follows:
•	Total revenues of $11,704 million, compared with $11,677 million in 2023 and $10,726 million in 2022;
•	Net income of $1,273 million, compared with $955 million in 2023 and $1,107 million in 2022;
•	Net income margin of 11%, compared with 8% in 2023 and 10% in 2022;
•	Adjusted EBITDA of $3,181 million, compared with $2,844 million in 2023 and $2,599 million in 2022;
•	Adjusted EBITDA Margin of 27%, compared with 24% in both 2023 and 2022; and
•	Cash flows from operating activities of $2,282 million, compared with $2,036 million in 2023 and $1,988 million in 2022.
Capital Allocation
We believe our balanced approach to capital allocation allows us to invest in our business to drive sustainable growth, pursue strategic mergers and acquisitions and return capital to shareholders. We remain committed to diligently executing this capital allocation strategy through continuous enhancements to our facilities, investment in new greenfield projects and increased allocation of capital towards future innovation initiatives. In connection with the Spin-off, we issued the Senior Unsecured Notes. The net proceeds will be on-lent to Holcim Participations (US) Inc., the parent of FinanceCo, to repay certain outstanding intercompany loans owed to subsidiaries of Parent that are not and will not become part of Amrize. Furthermore, we have historically been able to effectively acquire and merge businesses in fragmented industries, aligning with our overarching capital allocation strategies.
•
We completed one acquisition in the three months ended March 31, 2025 for total cash consideration, net of cash acquired, of $9 million, and did not complete any acquisitions in the three months ended March 31, 2024;

•	We invested $211 million in capital expenditure projects in the three months ended March 31, 2025, compared with $182 million in the three months ended March 31, 2024;
•
We completed two acquisitions in 2024, five acquisitions in 2023 and nine acquisitions in 2022 for total cash consideration, net of cash acquired, of $249 million, $1,607 million and $2,033 million, respectively; and

•	We invested $642 million in capital expenditure projects in 2024, compared with $630 million and $488 million in 2023 and 2022, respectively.
Transition to Standalone Company
We are a carve-out business of Parent. On January 28, 2024, Parent announced its intention to separate its North American business and list it in the United States. Parent intends to effect the Spin-off pursuant to an internal reorganization followed by a distribution of Company Shares to holders of Parent Shares on a pro rata basis as a dividend-in-kind.
Prior to the Distribution, we intend to enter into the Separation and Distribution Agreement and the Ancillary Agreements. These agreements will allocate between Parent and us various assets, liabilities, rights and obligations

(including with respect to employee benefits and tax-related assets and liabilities) and govern the relationship between Amrize and Holcim for certain commercial matters (including manufacturing, supply and insurance) following the Spin-off. See “Certain Relationships and Related Person Transactions—Agreements with Parent.”
In connection with the Spin-off, we issued the Senior Unsecured Notes and entered into the Revolving Credit Facility and the Bridge Loan. We also expect to conduct debt-for-debt exchange offers and establish a commercial paper program. See “Description of Certain Indebtedness” and Note 21 (Subsequent events) to our unaudited historical condensed combined financial statements included elsewhere in this information statement for additional information on the issuance of the Senior Unsecured Notes.
Basis of Presentation
We have historically operated as wholly-owned subsidiaries of Parent, and the results of the Amrize Business were historically consolidated under Parent and reported under its North America and Solutions & Products segments. We have no operating history as a standalone company. As a result, separate financial statements have not historically been prepared for us. Our historical combined financial statements included elsewhere in this information statement were prepared on a “carve-out” basis in connection with the expected Spin-off and have been derived from the consolidated financial statements and historical accounting records of Parent. Our historical combined financial statements and accompanying notes included elsewhere in this information statement have been prepared in accordance with U.S. GAAP and the rules and regulations of the SEC. See Note 1 (Organization and basis of presentation) to our audited historical combined and unaudited historical condensed combined financial statements included elsewhere in this information statement.
Our historical combined statements of operations include expense allocations for certain corporate, infrastructure and other shared services provided by Parent on a centralized basis, including but not limited to accounting and financial reporting, treasury, tax, legal, human resources, information technology, insurance, employee benefits and other shared services that are either specifically identifiable or directly attributable to us. These expenses have been allocated to us on the basis of direct usage when specifically identifiable, with the remainder predominantly allocated on a pro rata basis using revenues. See Note 18 (Related party) to our audited historical combined and unaudited historical condensed combined financial statements included elsewhere in this information statement.
Historically, we participated in Parent’s centralized cash management and financing function. Our residual cash pooling balances as of the end of each reporting period are recorded within Related-party notes receivable, and we have related-party note agreements in place with Parent for the financing of our capital needs, which are reflected as Related-party notes payable. Interest expense, net in the historical combined statements of operations reflects interest on borrowing and funding associated with the related-party note agreements.
Certain related-party transactions between the Company and Parent have been included in our historical combined financial statements. Additionally, certain of our unsecured notes have historically been guaranteed by Parent. See Note 10 (Debt) and Note 18 (Related party) to our audited historical combined and unaudited historical condensed combined financial statements included elsewhere in this information statement for additional information.
Market Conditions and Outlook
We operate in competitive markets with respect to each of our segments. Despite recent economic uncertainties, such as the recent tariffs and lower volumes in our Building Materials segment, our operations demonstrated resilient performance. Volatility in markets, fluctuations in interest rates and unfavorable weather with colder average temperatures during the first quarter of 2025 compared to the first quarter of 2024 has resulted in industry-wide delays in construction and housing starts. However, we expect to address potential impacts through operational coordination and price increases on a relatively small portion of products. Over time, we expect continued growth in demand due to rapid urbanization, aging infrastructure, recent onshoring trends, population growth and historical underinvestment in residential housing. As market conditions evolve, we believe that we remain strategically positioned to adapt while continuing to focus on operational efficiency and growth opportunities.

Factors Affecting Our Performance
We continue to evolve our business to improve performance and drive sustainable growth. Building on our large operating footprint of over 1,000 sites and facilities, we believe we are well positioned to capitalize on strong commercial and residential construction spend and infrastructure investments across North America.
The future success of our business depends on many factors. While these factors present opportunities for us, they also pose risks and challenges, including those discussed below and in “Risk Factors.” We must successfully address these risks to achieve growth, improve our results of operations and generate profits.
Emphasis on Building Envelope. Our strong presence in the Building Materials category has allowed us to grow additional product lines, such as roofing and insulation products, in the Building Envelope segment. By acquiring Malarkey and Duro-Last (each as defined in Note 4 (Acquisitions) to our audited historical combined financial statements included elsewhere in this information statement) in 2022 and 2023, respectively, we bolstered our roofing system offerings and positioned ourselves to meet growing demand for re-roofing and new builds. Our Building Envelope segment accounted for 36% of our revenues for the three months ended March 31, 2025, up from 34% of our revenues in the three months ended March 31, 2024. Our Building Envelope segment accounted for 29%, 27% and 28% of our revenues for the years ended December 31, 2024, 2023 and 2022, respectively. We intend to continue building out our Building Envelope segment through expansions, acquisitions and development of additional solutions and products, as we believe this will unlock long-term value creation. Such expansions and acquisitions depend on our ability to raise capital and seamlessly integrate new products into our current product mix.
Emphasis on Aggregates. Our scaled aggregates franchise shows compelling growth potential. The North American aggregates industry is fragmented and consists of specialized businesses that present ideal opportunities for acquisition and future growth. We have the size, scale and financial capabilities to procure businesses that we believe would expand our offerings. Although inorganic growth through acquisitions may subject us to significant up-front costs, we believe such acquisitions will enhance our competitive advantage, provide strategic value creation and ultimately increase our Building Materials revenue and Segment Adjusted EBITDA Margin.
Infrastructure Investment. Demand for our products is directly related to the level of activity in the construction industry, which includes residential, commercial and infrastructure construction. A recent focus on improving infrastructure in North America is being fueled by, among other things, onshoring of manufacturing, structural housing shortages and infrastructure investments, such as the $1.2 trillion IIJA. State and federal agencies are beginning to allocate these funds to various projects throughout the United States. Because many of our customers operate in the construction industry, they may be awarded contracts under the IIJA, which could positively impact our business. We have already begun leveraging our market position across all product lines within our Building Materials segment and have secured over 200 infrastructure projects in the United States that have contributed or will contribute to revenues between 2023 and 2028. Our ability to capitalize on this growing need for manufacturing, and specifically infrastructure-related projects across the Amrize Territories, has the capability to increase our scope of operations and revenues.
Innovation. Through our research and development engine, we seek to drive cutting-edge innovation to address our customers’ greatest ambitions. We believe we are at the forefront of new product developments, and our experts span all building fields, from masons and engineers to material scientists and experts in artificial intelligence and data mining. We conduct cutting-edge research and empower smart design while deploying new building technologies. Maintaining this level of innovation requires us to spend a substantial amount on research and development efforts, as well as on retaining and recruiting talent. Whether this spending results in increased revenue and more profitable operations will depend on our ability to introduce new products and improve our current product offerings. Although we will strive to introduce new products and to develop and market new construction techniques and technologies, our efforts may be unsuccessful or unprofitable, which could negatively affect our revenues and market positions.
Components of Results of Operations
Revenues
We earn revenue from the sale of Building Materials products (cement, aggregates, ready-mix concrete, asphalt and other construction materials) and Building Envelope products (advanced roofing and wall systems, including single-ply membranes, insulation, shingles, sheathing, waterproofing and protective coatings, along with adhesives, tapes and sealants that are critical to the application of roofing and wall systems). Revenues are recognized in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 606,

Revenue from Contracts with Customers, and ASC 340-40, Other Assets and Deferred Costs—Contracts with Customers, when we satisfy a performance obligation by transferring a promised good or service to a customer. This occurs when the customer obtains control of that good or service. See Note 2 (Summary of significant accounting policies) to our audited historical combined financial statements included elsewhere in this information statement and Note 3 (Revenue) to our audited historical combined and unaudited historical condensed combined financial statements included elsewhere in this information statement.
Operating Costs and Expenses
The key components of our operating costs and expenses consist of Cost of revenues, Selling, general and administrative expenses, Gain on disposal of long-lived assets and Loss on impairments, as defined and outlined below:
Cost of Revenues
Cost of revenues primarily consists of all direct production costs of products, including labor, materials, transportation and fuel. Cost of revenues also includes a portion of our depreciation, depletion, accretion and amortization expense related to property, plant and equipment directly attributable to the production of goods sold, as well as the service cost component of defined benefit pension plan and other postretirement benefit plan expenses, operating lease expenses and finance lease expenses.
Selling, General and Administrative Expenses
Selling, general and administrative expenses primarily include salaries and related costs for roles not directly attributable to the production of goods sold, such as sales and marketing, legal, finance and accounting, information technology, human resources and certain other employees. Selling, general and administrative expenses also include a portion of our depreciation, depletion, accretion and amortization expense related to property, plant and equipment, intangible assets not directly attributable to the production of goods sold, acquisition-related transaction costs, the service cost component of defined benefit pension plan and other postretirement benefit plan expenses, operating lease expenses and finance lease expenses. Additionally, Selling, general and administrative expenses also include expense allocations for certain corporate, infrastructure and other shared services provided by Parent on a centralized basis, including but not limited to accounting and financial reporting, treasury, tax, legal, human resources, information technology, insurance, employee benefits and other shared services.
Gain on Disposal of Long-Lived Assets
Gain on disposal of long-lived assets primarily includes gains on the disposal and retirement of specific assets, such as ready-mix concrete, cement and roofing assets.
Loss on Impairments
Loss on impairments primarily includes losses on the impairment of long-lived assets, specifically intangible assets, as well as the losses identified as a part of the annual impairment review of all property, plant and equipment.
Interest Expense, net
Interest expense, net consists of interest incurred on finance leases, third-party and related-party notes and the amortization of the associated deferred financing costs net of interest income.
Other Non-Operating Income (Expense), net
Other non-operating income (expense), net primarily includes the amortization of actuarial gains or losses on pension and other postretirement benefit plans, curtailment and settlement gains or losses incurred in connection with pension and other postretirement benefit plans and gains on proceeds from property and casualty insurance.
Income Tax Benefit (Expense)
Income tax benefit (expense) consists of federal, state and local income taxes related to the tax jurisdictions in which we conduct business. Income tax provision consists of taxes currently payable and deferred amounts related to both U.S. and non-U.S. taxes on our income. The effective tax rate depends on a number of factors, including the jurisdiction in which operating profit is earned and the nature and timing of discrete items.

Income from Equity Method Investments
Income from equity method investments primarily includes the results of our share of income from our equity method investments.
Results of Operations
As discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Factors Affecting Our Performance” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Market Conditions and Outlook” above, and as discussed in more detail below, our results of operations are highly dependent upon activities within the construction industry, economic cycles within the public and private business sectors and seasonality. Accordingly, financial results for any period presented, or period-to-period comparisons of reported results, may not be indicative of future results of operations.
Our financial results for the years ended December 31, 2024, 2023 and 2022 and the three months ended March 31, 2025 and 2024 were affected by changes in interest rates, energy costs and inflation. While changes in these items were less impactful for the year ended December 31, 2024 and the three months ended March 31, 2025, these factors are outside of our control and may impact our operations in the future. Additionally, new tariffs and other restrictive trade measures could adversely affect our business, operations, financial condition and results of operations. The extent to which global economic challenges will ultimately impact our business, operations, financial condition and results of operations will depend on numerous factors, which are highly uncertain, rapidly changing and cannot be predicted.
Combined Statements of Operations (First Three Months in Review)

	For the three months ended March 31,
(In millions, except for percentage data)	2025	2024	% change
Revenues	$2,081	$2,166	(4)%
Cost of revenues	(1,859)	(1,894)	(2)%
Gross profit	222	272	(18)%
Selling, general and administrative expenses	(239)	(213)	12%
Gain on disposal of long-lived assets	1	1	—%
Operating (loss) income	(16)	60	(127)%
Interest expense, net	(118)	(120)	(2)%
Other non-operating income, net	1	4	(75)%
Loss before income tax benefit and income from equity method investments	(133)	(56)	138%
Income tax benefit	46	11	318%
Income from equity method investments	—	1	(100)%
Net loss	(87)	(44)	98%
Net loss attributable to noncontrolling interests	—	—	—%
Net loss attributable to the Company	$(87)	$(44)	98%

Adjusted EBITDA(1)	$214	$284	(25)%
Adjusted EBITDA Margin(1)	10%	13%
Net loss margin	(4)%	(2)%

(1)
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for definitions of these non-GAAP financial measures, information about how and why we use these non-GAAP financial measures and a reconciliation of each of these non-GAAP financial measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP.

Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024
Revenues
Revenues for the three months ended March 31, 2025 were $2,081 million, a decrease of $85 million, or 4%, from $2,166 million for the three months ended March 31, 2024. The decrease in overall revenues was driven by lower sales volumes, which accounted for $157 million of the decrease primarily within the Building Materials segment, and the unfavorable impact of foreign currency movements of $26 million. These decreases were partially offset by sales price growth of $50 million and contributions of $33 million from the acquisition of OX Engineered Products (“OX”). The proportion of revenues related to the Building Materials segment and Building Envelope segment was 64% and 36%, respectively, for the three months ended March 31, 2025, compared to 66% and 34%, respectively, for the three months ended March 31, 2024.
Cost of Revenues
Cost of revenues for the three months ended March 31, 2025 was $1,859 million, a decrease of $35 million, or 2%, from $1,894 million for the three months ended March 31, 2024. The decrease was comprised of a decrease of $39 million from the Building Materials segment and an increase of $6 million from the Building Envelope segment. The decrease within the Building Materials segment was primarily driven by lower sales volumes. The increase within the Building Envelope segment was primarily driven by contributions from the acquisition of OX. Cost of revenues as a percentage of Revenues was 89% and 87% for the three months ended March 31, 2025 and 2024, respectively. The proportion of Cost of revenues related to the Building Materials segment and Building Envelope segment was 69% and 31%, respectively, for the three months ended March 31, 2025, compared to 70% and 30%, respectively, for the three months ended March 31, 2024.
Selling, General and Administrative Expenses
Selling, general and administrative expenses for the three months ended March 31, 2025 was $239 million, an increase of $26 million, or 12%, from $213 million for the three months ended March 31, 2024. The increase was impacted by the timing of marketing efforts in 2025 and a one-time benefit in the three months ended March 31, 2024.
Gain on Disposal of Long-Lived Assets
Gain on disposal of long-lived assets was $1 million for the three months ended March 31, 2025 and 2024.
Interest Expense, net
Interest expense, net for the three months ended March 31, 2025 was $118 million, a decrease of $2 million, or 2%, from $120 million for the three months ended March 31, 2024.
Other Non-Operating Income, net
Other non-operating income, net for the three months ended March 31, 2025 was $1 million, a decrease of $3 million from other non-operating income, net of $4 million for the three months ended March 31, 2024.
Income Tax Benefit
Income tax benefit for the three months ended March 31, 2025 was $46 million, an increase of $35 million from $11 million for the three months ended March 31, 2024. The effective income tax rate was 34.6% during the first three months of 2025, compared to 19.6% during the first three months of 2024. The change in effective income tax rate was primarily attributable to the Organization for Economic Co-operation and Development Pillar Two (“OECD Pillar Two”) regulatory guidance released in January 2025, which resulted in a reduction in the OECD Pillar Two top-up tax.
Income from Equity Method Investments
Income from equity method investments for the three months ended March 31, 2025 was less than $1 million, compared to $1 million for the three months ended March 31, 2024.

Adjusted EBITDA and Adjusted EBITDA Margin
Adjusted EBITDA for the three months ended March 31, 2025 decreased to $214 million from $284 million for the three months ended March 31, 2024. Adjusted EBITDA Margin was 10% for the three months ended March 31, 2025, compared with an Adjusted EBITDA Margin of 13% for the three months ended March 31, 2024. Adjusted EBITDA and Adjusted EBITDA Margin performance was as follows:

	Analysis of Change
(In millions, except for percentage data)	For the three months ended March 31, 2024	Acquisitions & Divestments	Organic Growth	FX	For the three months ended March 31, 2025	% change
Total Revenues	$2,166	$33	$(92)	(26)	$2,081	(4)%
Adjusted EBITDA(1)	284	5	(72)	(3)	214	(25)%
Adjusted EBITDA Margin(1)	13%				10%

(1)
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for definitions of these non-GAAP financial measures, information about how and why we use these non-GAAP financial measures and a reconciliation of each of these non-GAAP financial measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP.

Combined Statements of Operations (Years in Review)

	For the years ended December 31,
(In millions, except for percentage data)	2024	2023	2022	2024 vs 2023 % change	2023 vs 2022 % change
Revenues	$11,704	$11,677	$10,726	0%	9%
Cost of revenues	(8,634)	(8,908)	(8,254)	(3)%	8%
Gross profit	3,070	2,769	2,472	11%	12%
Selling, general and administrative expenses	(944)	(898)	(752)	5%	19%
Gain on disposal of long-lived assets	71	32	36	122%	(11)%
Loss on impairments	(2)	(15)	(57)	(87)%	(74)%
Operating income	2,195	1,888	1,699	16%	11%
Interest expense, net	(512)	(549)	(248)	(7)%	121%
Other non-operating (expense) income, net	(55)	(36)	9	53%	(500)%
Income before income tax expense and income from equity method investments	1,628	1,303	1,460	25%	(11)%
Income tax expense	(368)	(361)	(366)	2%	(1)%
Income from equity method investments	13	13	13	—%	—%
Net income	1,273	955	1,107	33%	(14)%
Net loss attributable to noncontrolling interests	1	1	1	—%	—%
Net income attributable to the Company	$1,274	$956	$1,108	33%	(14)%

Adjusted EBITDA(1)	$3,181	$2,844	$2,599	12%	9%
Adjusted EBITDA Margin(1)	27%	24%	24%
Net income margin	11%	8%	10%

(1)
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for definitions of these non-GAAP financial measures, information about how and why we use these non-GAAP financial measures and a reconciliation of each of these non-GAAP financial measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP.

Fiscal Year 2024 Compared to Fiscal Year 2023
Revenues
Revenues were $11,704 million in 2024, an increase of $27 million, from $11,677 million in 2023. The increase in our overall revenues was primarily driven by sales price growth, which accounted for $527 million of the increase, and the contribution of $118 million from acquisitions, of which $93 million was contributed by Duro-Last. The increase was partially offset by a decrease in revenues from lower sales volumes of $610 million. The proportion of revenues related to the Building Materials segment and Building Envelope segment was 71% and 29%, respectively, in 2024, compared to 73% and 27%, respectively, in 2023.
Cost of Revenues
Cost of revenues was $8,634 million in 2024, a decrease of $274 million, or 3%, from $8,908 million in 2023. The decrease primarily consisted of a reduction of $472 million from the Building Materials segment and an increase of $193 million from the Building Envelope segment. The decrease within the Building Materials segment was primarily driven by a drop in sales volume and lower energy costs, as well as strict cost control initiatives. The increase within the Building Envelope segment was primarily driven by an increase in sales volume and contributions from Duro-Last. Cost of revenues as a percentage of Revenues was 74% and 76% in 2024 and 2023, respectively. The proportion of Cost of revenues related to the Building Materials segment and Building Envelope segment was 72% and 28%, respectively, in 2024, compared to 75% and 25%, respectively, in 2023.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $944 million in 2024, an increase of $46 million, or 5%, from $898 million in 2023. The increase was primarily driven by incremental costs resulting from business acquisitions in 2023, additional headcount in preparation for the Spin-off and inflationary pressures.
Gain on Disposal of Long-Lived Assets
Gain on disposal of long-lived assets was $71 million in 2024, an increase of $39 million from $32 million in 2023. This increase was primarily driven by a gain of $31 million within the Building Materials segment related to a land expropriation transaction.
Loss on Impairments
Loss on impairments was $2 million in 2024, a decrease of $13 million from $15 million in 2023.
Interest Expense, net
Interest expense, net was $512 million in 2024, a decrease of $37 million, or 7%, from $549 million in 2023. The reduction in interest expense, net was primarily driven by repayments of debt owed to related parties along with an increase in interest income from related parties and interest income from third parties due to higher cash pooling investments, money market funds and time deposit balances.
Other Non-Operating (Expense) Income, net
Other non-operating expense, net was $55 million in 2024, an increase of $19 million from other non-operating expense, net of $36 million in 2023. This increase is predominantly related to the impact of the Canadian defined benefit pension plan settlement loss, which contributed $61 million of expense in 2024, compared to the U.S. defined benefit pension plan settlement loss, which contributed $33 million of expense in 2023.
Income Tax Expense
Income tax expense was $368 million in 2024, an increase of $7 million from $361 million in 2023. The increase was primarily driven by an increase in net income before tax. The effective income tax rate was 22.6% in 2024, compared to 27.8% in 2023. The change in effective income tax rate was primarily attributable to the jurisdictional mix of pre-tax income, changes in uncertain tax positions, one-time charges made in 2023 that did not recur in 2024 and prior year provision to return adjustments. These reductions to the effective income tax rate were partially offset by OECD Pillar Two top-up tax.
Income from Equity Method Investments
Income from equity method investments was $13 million in both 2024 and 2023, reflecting consistent year over year business performances.

Adjusted EBITDA and Adjusted EBITDA Margin
Adjusted EBITDA increased to $3,181 million in 2024 from $2,844 million in 2023. Adjusted EBITDA Margin was 27% in 2024, compared with an Adjusted EBITDA Margin of 24% in 2023. Adjusted EBITDA and Adjusted EBITDA Margin performance was as follows:

	Analysis of Change
(In millions, except for percentage data)	For the year ended December 31, 2023	Acquisitions & Divestments	Organic Growth	FX	For the year ended December 31, 2024	% change
Total Revenues	$11,677	$118	$(48)	$(43)	$11,704	0%
Adjusted EBITDA(1)	2,844	14	334	(11)	3,181	12%
Adjusted EBITDA Margin(1)	24%				27%

(1)
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for definitions of these non-GAAP financial measures, information about how and why we use these non-GAAP financial measures and a reconciliation of each of these non-GAAP financial measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP.

Fiscal Year 2023 Compared to Fiscal Year 2022
Revenues
Revenues were $11,677 million in 2023, an increase of $951 million, or 9%, from $10,726 million in 2022. The increase in our overall revenues in 2023 was primarily driven by sales price growth, which accounted for $783 million of the increase, and the contribution of $655 million from acquisitions, of which $362 million was contributed by Duro-Last. The increase in revenues due to sales price growth and contribution from acquisitions was partially offset by a decrease in revenues from lower sales volumes of $406 million and the unfavorable impact of foreign currency movements of $105 million. The proportion of revenues related to the Building Materials segment and Building Envelope segment was 73% and 27%, respectively, in 2023, compared to 72% and 28%, respectively, in 2022.
Cost of Revenues
Cost of revenues was $8,908 million in 2023, an increase of $654 million, or 8%, from $8,254 million in 2022. The increase of $654 million was comprised of increases of $588 million, $60 million and $6 million from Building Materials, Building Envelope and corporate costs, respectively. The increase was primarily driven by higher raw material costs and inflation, compounded by additional direct costs stemming from acquired businesses. Cost of revenues as a percentage of Revenues was 76% and 77% in 2023 and 2022, respectively. The proportion of Cost of revenues related to the Building Materials segment and Building Envelope segment was 75% and 25%, respectively, in 2023, compared to 74% and 26%, respectively, in 2022.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $898 million in 2023, an increase of $146 million, or 19%, from $752 million in 2022. The increase in Selling, general and administrative expenses was primarily due to inflation and inorganic growth from acquisitions, such as Duro-Last. This led to an increase of $85 million in personnel expenses related to salaries, an increase of $22 million in marketing, administrative and sales expenses, an increase of $21 million in depreciation and amortization expenses, and an increase of $18 million in third-party services.
Gain on Disposal of Long-Lived Assets
Gain on disposal of long-lived assets was $32 million in 2023, a decrease of $4 million from $36 million in 2022. The decrease was primarily driven by the timing of asset disposals, primarily in the Building Materials segment, made in the normal course of operations, which may fluctuate from year to year.

Loss on Impairments
Loss on impairments was $15 million in 2023, a decrease of $42 million from $57 million in 2022. The decrease was primarily driven by a reduction in obsolete plant assets that were deemed no longer in service, specifically within the Building Materials segment.
Interest Expense, net
Interest expense, net was $549 million in 2023, an increase of $301 million, or 121%, from $248 million in 2022. This increase was primarily driven by an increase of $308 million in interest expense from related-party notes payable, as additional borrowing was required for acquisitions completed during the year, including Duro-Last in our Building Envelope segment. The increase in interest expense, net was partially offset by an increase in net third-party interest income.
Other Non-Operating Income (Expense), net
Other non-operating expense, net was $36 million in 2023, a decrease of $45 million from other non-operating income, net of $9 million in 2022. This decrease is predominantly related to the impact of defined benefit settlement losses which contributed $33 million of expense in 2023, and an increase in defined benefit plans costs due to higher interest rates.
Income Tax Expense
Income tax expense was $361 million in 2023, a decrease of $5 million from $366 million in 2022. The decrease was primarily driven by a reduction in net income before tax.
Income from Equity Method Investments
Income from equity method investments was $13 million in both 2023 and 2022, reflecting consistent year over year business performances.
Adjusted EBITDA and Adjusted EBITDA Margin
Adjusted EBITDA increased to $2,844 million in 2023 from $2,599 million in 2022. Adjusted EBITDA Margin was 24% in both 2023 and 2022. Adjusted EBITDA and Adjusted EBITDA Margin performance was as follows:

	Analysis of Change
(In millions, except for percentage data)	For the year ended December 31, 2022	Acquisitions & Divestments	Organic Growth	FX	For the year ended December 31,2023	% change
Total Revenues	$10,726	$655	$401	$(105)	$11,677	9%
Adjusted EBITDA(1)	2,599	113	157	(25)	2,844	9%
Adjusted EBITDA Margin(1)	24%				24%

(1)
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for definitions of these non-GAAP financial measures, information about how and why we use these non-GAAP financial measures and a reconciliation of each of these non-GAAP financial measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP.

Results of Operations by Segment
Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024
Our results of operations by segment were as follows:

	For the three months ended March 31,
(In millions)	2025	2024	% change
Segment revenues:
Building Materials(1)	$1,329	$1,424	(7)%
Building Envelope	752	742	1%
Total revenues	$2,081	$2,166	(4)%

	For the three months ended March 31,
(In millions)	2025	2024	% change
Segment Adjusted EBITDA:
Building Materials	$120	$174	(31)%
Building Envelope	124	138	(10)%
Total Segment Adjusted EBITDA	244	312	(22)%
Unallocated corporate costs	(30)	(28)	7%
Adjusted EBITDA(2)	$214	$284	(25)%

(1)
Segment revenues for Building Materials are presented net of interproduct revenues between our Cement and Aggregates and other construction materials product lines of $100 million and $116 million for the three months ended March 31, 2025 and 2024, respectively.

(2)
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for definitions of these non-GAAP financial measures, information about how and why we use these non-GAAP financial measures and a reconciliation of each of these non-GAAP financial measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP.

Building Materials
Building Materials segment revenues for the three months ended March 31, 2025 were $1,329 million, a decrease of $95 million, or 7%, from $1,424 million for the three months ended March 31, 2024. The decrease was primarily driven by lower sales volumes of $153 million stemming from reduced activity due to unfavorable weather, as well as the unfavorable impact of foreign currency movements of $25 million. These items were partially offset by sales price growth of $58 million.
Cement revenues for the three months ended March 31, 2025 were $741 million, a decrease of $76 million, or 9%, from $817 million for the three months ended March 31, 2024. Cement volumes for the three months ended March 31, 2025 were 4.1 million tons, a decrease of 12.5% from 4.7 million tons for the three months ended March 31, 2024, primarily due to weaker demand in the construction industry due to unfavorable weather. The average sales price per ton for cement for the three months ended March 31, 2025 was $172, an increase of 1.5% as compared to the average sales price per ton of $169 for the three months ended March 31, 2024. The average sales price for cement is computed based on our core domestic products, which generate substantially all of our revenues within the cement business.
Aggregates and other construction materials revenues for the three months ended March 31, 2025 were $688 million, a decrease of $35 million, or 5%, from $723 million for the three months ended March 31, 2024. Aggregates volumes for the three months ended March 31, 2025 were 15.6 million tons, a decrease of 11.5% from 17.7 million tons for the three months ended March 31, 2024, primarily due to lower demand in the construction industry due to unfavorable weather. The average sales price per ton for aggregates for the three months ended March 31, 2025 was $18, an increase of 8.5% as compared to the average sales price per ton of $16 for the three months ended March 31, 2024.
Building Materials Segment Adjusted EBITDA decreased $54 million, or 31%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024. The decrease in Building Materials Segment Adjusted EBITDA was mainly attributable to lower sales volumes due to reduced construction activity due to unfavorable weather.
Building Envelope
Building Envelope segment revenues for the three months ended March 31, 2025 were $752 million, an increase of $10 million, or 1%, from $742 million for the three months ended March 31, 2024. The increase was primarily driven by the contribution of $29 million from the acquisition of OX. The increase was partially offset by price reductions of $8 million and lower sales volumes of $4 million due to reduced construction activity due to unfavorable weather.
Building Envelope Segment Adjusted EBITDA decreased $14 million, or 10%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024. The decrease in Building Envelope Segment Adjusted EBITDA was mainly attributable to lower pricing in commercial roofing, reduced volumes in residential roofing driven by unfavorable weather and a delayed start in housing activity, and higher selling, general and administrative expenses. The decrease was partially offset by contributions from the acquisition of OX.

Fiscal Year 2024 Compared to Fiscal Year 2023
Our results of operations by segment were as follows:

	For the years ended December 31,
(In millions)	2024	2023	% change
Segment revenues:
Building Materials(1)	$8,329	$8,564	(3)%
Building Envelope	3,375	3,113	8%
Total revenues	$11,704	$11,677	0%

	For the years ended December 31,
(In millions)	2024	2023	% change
Segment Adjusted EBITDA:
Building Materials	$2,552	$2,314	10%
Building Envelope	770	685	12%
Total Segment Adjusted EBITDA(2)	3,322	2,999	11%
Unallocated corporate costs	(141)	(155)	(9)%
Adjusted EBITDA(2)	$3,181	$2,844	12%

(1)
Segment revenues for Building Materials are presented net of interproduct revenues between our Cement and Aggregates and other construction materials product lines of $598 million and $668 million for the years ended December 31, 2024 and 2023, respectively.

(2)
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for definitions of these non-GAAP financial measures, information about how and why we use these non-GAAP financial measures and a reconciliation of each of these non-GAAP financial measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP.

Building Materials
Building Materials segment revenues decreased $235 million, or 3%, in 2024 compared to 2023. The decrease was primarily driven by lower sales volumes of $821 million due to lower market demand and a decrease in government spending, as well as the unfavorable impact of foreign currency movements of $42 million. These items were partially offset by sales price growth of $581 million.
Cement revenues were $4,481 million in 2024, a decrease of $80 million, or 2%, from $4,561 million in 2023. Cement volumes were 25 million tons in 2024, a decrease of 5% from 26 million tons in 2023, primarily due to weaker demand in the construction industry. The average sales price per ton for cement was $170 in 2024, an increase of 6% as compared to the average sales price per ton of $161 in 2023. The average sales price for cement is computed based on our core domestic products, which generate substantially all of our revenues within the cement business.
Aggregates and other construction materials revenues were $4,446 million in 2024, a decrease of $225 million, or 5%, from $4,671 million in 2023. Aggregates volumes were 120 million tons in 2024, a decrease of 7% from 129 million tons in 2023, primarily due to lower demand in the construction industry. The average sales price per ton for aggregates was $16 in 2024, an increase of 9% as compared to the average sales price per ton of $14 in 2023.
Building Materials Segment Adjusted EBITDA increased $238 million, or 10%, in 2024 compared to 2023. The increase in Building Materials Segment Adjusted EBITDA was mainly attributable to margin expansion driven by sales price growth, partially offset by lower sales volumes.
Building Envelope
Building Envelope segment revenues increased $262 million, or 8%, in 2024 compared to 2023. The increase was primarily driven by strong demand from re-roofing activities and higher sales volume from the normalization of buying patterns in distribution channels, which accounted for $211 million of the increase, as well as the contribution of $105 million from the acquisitions. These increases were partially offset by price reductions of $54 million due to competitive pressures and market dynamics.
Building Envelope Segment Adjusted EBITDA increased $85 million, or 12%, in 2024 compared to 2023. The increase in Building Envelope Segment Adjusted EBITDA was mainly attributable to solid volume growth.

Fiscal Year 2023 Compared to Fiscal Year 2022
Our results of operations by segment were as follows:

	For the years ended December 31,
(In millions)	2023	2022	% change
Segment revenues:
Building Materials(1)	$8,564	$7,724	11%
Building Envelope	3,113	3,002	4%
Total revenues	$11,677	$10,726	9%

	For the years ended December 31,
(In millions)	2023	2022	% change
Segment Adjusted EBITDA:
Building Materials	$2,314	$2,049	13%
Building Envelope	685	662	3%
Total Segment Adjusted EBITDA(2)	2,999	2,711	11%
Unallocated corporate costs	(155)	(112)	(38)%
Adjusted EBITDA(2)	$2,844	$2,599	9%

(1)
Segment revenues for Building Materials are presented net of interproduct revenues between our Cement and Aggregates and other construction materials product lines of $668 million and $579 million for the years ended December 31, 2023 and 2022, respectively.

(2)
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for definitions of these non-GAAP financial measures, information about how and why we use these non-GAAP financial measures and a reconciliation of each of these non-GAAP financial measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP.

Building Materials
Building Materials segment revenues increased $840 million, or 11%, in 2023 compared to 2022. The increase was primarily driven by sales price growth across most markets and product lines, which accounted for $807 million of the increase in segment revenues, and the contribution of $99 million from acquisitions. These items were partially offset by the unfavorable impact of foreign currency movements of $105 million.
Cement revenues were $4,561 million in 2023, an increase of $534 million, or 13%, from $4,027 million in 2022. Cement volumes were 26 million tons in 2023, a decrease of 3% from 27 million tons in 2022, primarily due to lessening demand in the construction industry. The average sales price per ton for cement was $161 in 2023, an increase of 12% as compared to the average sales price per ton of $143 in 2022, primarily due to strong pricing actions designed to more than offset recent inflationary conditions. The average sales price for cement is computed based on our core domestic products, which generate substantially all of our revenues within the cement business.
Aggregates and other construction materials revenues were $4,671 million in 2023, an increase of $395 million, or 9%, from $4,276 million in 2022. Aggregates volumes were 129 million tons in 2023, an increase of 8% from 120 million tons in 2022, primarily due to inorganic growth via acquisitions and organic growth through increased project workloads. The average sales price per ton for aggregates was $14 in 2023, an increase of 8% as compared to the average sales price per ton of $13 in 2022, primarily due to the implementation of pricing strategies strategically designed to mitigate the effects of recent inflationary pressures.
Building Materials Segment Adjusted EBITDA increased $265 million, or 13%, in 2023 compared to 2022. The increase in Building Materials Segment Adjusted EBITDA was primarily attributable to revenue growth outpacing the increased costs of raw materials, maintenance and logistics.
Building Envelope
Building Envelope segment revenues increased $111 million, or 4%, in 2023 compared to 2022. An increase of $556 million due to the contribution from acquisitions, such as Duro-Last, was partially offset by lower sales volumes of $421 million, primarily driven by declines in commercial roofing systems as higher interest rates led to a broad industry underperformance and distributors continued to adjust inventory to pre-pandemic levels.

Building Envelope Segment Adjusted EBITDA increased $23 million, or 3%, in 2023 compared to 2022. This was mainly attributable to the contribution from acquisitions, such as Duro-Last, offset by an organic decline due to lower sales from commercial roofing systems.
Non-GAAP Financial Measures
In addition to the key operational metrics above and our financial results as reported under U.S. GAAP, we evaluate our operating performance using certain financial measures, including Segment Adjusted EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin, EBITDA and EBITDA Margin, Free Cash Flow, Net Income Cash Conversion Ratio and Adjusted EBITDA Cash Conversion Ratio, that are not defined by, or prepared in accordance with, U.S. GAAP. We refer to these measures as “non-GAAP” financial measures.
These non-GAAP financial measures should not be considered as alternatives to the earnings measures defined by U.S. GAAP. We utilize these non-GAAP financial measures, among others, to assess our operating performance and to provide a consistent comparison of performance from period to period and as a basis for strategic planning and forecasting given our belief that such non-GAAP financial measures closely correlate to long-term enterprise value. We believe that measuring performance on the basis of Segment Adjusted EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin, EBITDA and EBITDA Margin, Free Cash Flow, Net Income Cash Conversion Ratio and Adjusted EBITDA Cash Conversion Ratio is useful to investors because it enables consistent evaluation of our operational performance period to period.
“Segment Adjusted EBITDA” is defined as Net income (loss), excluding unallocated corporate costs, Depreciation, depletion, accretion and amortization, Loss on impairments, Other non-operating income (expense), net, Interest expense, net, Income tax benefit (expense), Income from equity method investments, and certain other items, such as costs related to acquisitions, certain litigation costs, restructuring costs, charges associated with non-core sites, certain warranty charges related to a pre-acquisition manufacturing issue and transaction costs related to the Spin-off. “Adjusted EBITDA” is defined as Segment Adjusted EBITDA including unallocated corporate costs. “Adjusted EBITDA Margin” is defined as Adjusted EBITDA divided by revenues. “EBITDA” is defined as Net income (loss), excluding Depreciation, depletion, accretion and amortization, Interest expense, net and Income tax benefit (expense). “EBITDA Margin” is defined as EBITDA divided by revenues. “Free Cash Flow” is defined as net cash provided by (used in) operating activities plus proceeds from property and casualty insurance, proceeds from land expropriation and proceeds from disposals of long-lived assets less purchases of property, plant and equipment. “Net Income Cash Conversion Ratio” is defined as Free Cash Flow divided by Net income (loss). “Adjusted EBITDA Cash Conversion Ratio” is defined as Free Cash Flow divided by Adjusted EBITDA.
Segment Adjusted EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin, EBITDA and EBITDA Margin, Free Cash Flow, Net Income Cash Conversion Ratio and Adjusted EBITDA Cash Conversion Ratio have limitations as analytical tools and should not be considered in isolation or as substitutes for an analysis of our results as reported under U.S. GAAP. Because of these limitations, Segment Adjusted EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin, EBITDA and EBITDA Margin, Free Cash Flow, Net Income Cash Conversion Ratio and Adjusted EBITDA Cash Conversion Ratio should not be considered as replacements for revenues, net income (loss), net income (loss) margin or net cash provided by (used in) operating activities, as determined by U.S. GAAP, or as measures of our profitability. We compensate for these limitations by relying primarily on our U.S. GAAP results and using non-GAAP financial measures only for supplemental purposes.
Reconciliation of Non-GAAP Financial Measures
Segment Adjusted EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, EBITDA and EBITDA Margin are monitored by management in order to efficiently allocate resources between segments and to assess performance. The table below reconciles our net income (loss) and net income (loss) margin, the most directly comparable financial measures calculated in accordance with U.S. GAAP, to Segment Adjusted EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, EBITDA and EBITDA Margin, respectively.

	For the three months ended March 31,		For the years ended December 31,
(In millions, except for percentage data)	2025	2024	2024	2023	2022
Net (loss) income	$(87)	$(44)	$1,273	$955	$1,107
Depreciation, depletion, accretion and amortization	218	212	889	851	788
Interest expense, net	118	120	512	549	248

	For the three months ended March 31,		For the years ended December 31,
(In millions, except for percentage data)	2025	2024	2024	2023	2022
Income tax (benefit) expense	(46)	(11)	368	361	366
EBITDA	203	277	3,042	2,716	2,509
Loss on impairments	—	—	2	15	57
Other non-operating (income) expense, net(1)	(1)	(4)	55	36	(9)
Income from equity method investments	—	(1)	(13)	(13)	(13)
Other(2)	12	12	95	90	55
Adjusted EBITDA	214	284	3,181	2,844	2,599
Unallocated corporate costs	30	28	141	155	112
Total Segment Adjusted EBITDA	$244	$312	$3,322	$2,999	$2,711
Building Materials	120	174	2,552	2,314	2,049
Building Envelope	124	138	770	685	662
Net (loss) income margin	(4)%	(2)%	11%	8%	10%
EBITDA Margin	10%	13%	26%	23%	23%
Adjusted EBITDA Margin	10%	13%	27%	24%	24%
(1)	Other non-operating (income) expense, net primarily consists of costs related to pension and other postretirement benefit plans and gains on proceeds from property and casualty insurance.
(2)
Other primarily consists of costs related to acquisitions, certain litigation costs, restructuring costs, charges associated with non-core sites, certain warranty charges related to a pre-acquisition manufacturing issue and transaction costs related to the Spin-off.

Free Cash Flow, Net Income Cash Conversion Ratio and Adjusted EBITDA Cash Conversion Ratio are monitored by management in order to assess liquidity. The table below reconciles our net cash provided by (used in) operating activities, the most directly comparable financial measure calculated in accordance with U.S. GAAP, to Free Cash Flow, Net Income Cash Conversion Ratio and Adjusted EBITDA Cash Conversion Ratio.

	For the three months ended March 31,		For the years ended December 31,
(In millions, except for percentage data)	2025	2024	2024	2023	2022
Net cash (used in) provided by operating activities	$(856)	$(597)	$2,282	$2,036	$1,988
Capital expenditures, net(1)	(211)	(182)	(549)	(581)	(436)
Free cash flow	$(1,067)	$(779)	$1,733	$1,455	$1,552
Net (loss) income	(87)	(44)	1,273	955	1,107
Adjusted EBITDA	214	284	3,181	2,844	2,599

Net income cash conversion ratio	n/m	n/m	1.36	1.52	1.40
Adjusted EBITDA cash conversion ratio	n/m	n/m	0.54	0.51	0.60
n/m	Not meaningful
(1)
Capital expenditures, net includes purchases of property, plant and equipment, proceeds from property and casualty insurance income, proceeds from land expropriation and proceeds from disposals of long-lived assets.

Liquidity and Capital Resources
As of March 31, 2025, December 31, 2024 and December 31, 2023, we had cash and cash equivalents of $574 million, $1,585 million and $1,107 million, respectively, and our total net working capital (total current assets less total current liabilities) amounted to $2,058 million, $2,231 million and $1,496 million, respectively. Historically, we have participated in Parent’s centralized cash management program, including its overall financing arrangements. Following the Spin-off, our cash management, capital structure and liquidity sources will change, and we expect to utilize our own centralized cash management model and use a combination of cash on hand and other sources of funding to fund day-to-day operations. See “Risk Factors—Risks Relating to the Spin-off—After the Spin-off, we will not be able to rely on the earnings, assets or cash flows of Holcim and Holcim will not provide funds to finance our working capital or other cash requirements, which may impact the interest rate charged to us on debt financings, the amounts of indebtedness, types of financing structures and debt markets that may be available to us, and our ability to make payments on and to refinance any indebtedness.”

On March 24, 2025, we entered into the Revolving Credit Agreement providing for the Revolving Credit Facility with commitments of $2.0 billion. The proceeds of the loans under the Revolving Credit Facility will be used for general corporate purposes. However, the Revolving Credit Facility cannot be drawn from or used prior to the completion of the Spin-off. See “Description of Certain Indebtedness—Revolving Credit Facility.”
On March 24, 2025, we also entered into the Bridge Loan Agreement providing for the Bridge Loan with commitments of $5.1 billion. The Bridge Loan is not expected to be utilized and on April 8, 2025, we notified JPMorgan Chase Bank, N.A., in its capacity as administrative agent for the lenders, that following receipt of the net proceeds of the Senior Unsecured Notes, the commitments under the Bridge Loan Agreement were permanently reduced to $1.7 billion. If the Spin-off is consummated without a borrowing under the Bridge Loan, all commitments under the Bridge Loan Agreement will be terminated. See “Description of Certain Indebtedness—Bridge Loan.”
On April 7, 2025, FinanceCo issued $3.4 billion in aggregate principal amount of Senior Unsecured Notes in an offering exempt from registration under Rule 144A and Regulation S. The net proceeds from the sale of the Senior Unsecured Notes were approximately $3,387 million (after deductions of discounts and commissions payable to the initial purchasers and expenses of the offering payable by us). The net proceeds will be on-lent to Holcim Participations (US) Inc., the parent of FinanceCo, to repay certain outstanding intercompany loans owed to subsidiaries of Parent that are not and will not become part of Amrize. See “Description of Certain Indebtedness—Senior Unsecured Notes.”
We also expect to conduct debt-for-debt exchange offers (expected to result in the issuance of approximately $1.7 billion aggregate principal amount of senior bonds by FinanceCo) and establish a commercial paper program for the issuance of short-term promissory notes with a maximum aggregate principal amount of $2.0 billion outstanding at any time. See “Description of Certain Indebtedness—Remaining Debt Financing Transactions.”
The production of our products requires high levels of fixed capital. Our ability to fund our cash needs will depend on our ongoing ability to generate cash from operations. In addition, we will rely on access to the capital markets, in particular for debt financing, in order to satisfy capital requirements not satisfied by cash flows from operating activities, particularly between April and October, due to the seasonality of our business. We expect to utilize our capital resources to fund operations and capital expenditures, pursue strategic acquisitions and other business development transactions and repay our indebtedness over time. We continually evaluate our liquidity requirements in light of our operating needs, growth initiatives and capital resources. We believe that our existing cash reserves, together with these additional financing activities, will provide adequate resources to fund our short- and long-term capital requirements, including to fund our debt requirements and expected pension contributions.

Cash Flows
The following table summarizes our net cash used in and provided by operating, investing and financing activities for the periods indicated:

	For the three months ended March 31,		For the years ended December 31,
(In millions)	2025	2024	2024	2023	2022
Net cash (used in) provided by:
Operating activities	$(856)	$(597)	$2,282	$2,036	$1,988
Investing activities	(60)	(83)	(1,208)	(2,025)	(2,521)
Financing activities	(97)	(109)	(537)	734	497
Effect of exchange rate changes on cash and cash equivalents	2	(13)	(59)	11	(12)
(Decrease) increase in cash and cash equivalents	(1,011)	(802)	478	756	(48)
Cash and cash equivalents – beginning of period / year	1,585	1,107	1,107	351	399
Cash and cash equivalents – end of period / year	$574	$305	$1,585	$1,107	$351

Cash Flows from Operating Activities
Our most significant source of operating cash flows is cash received from customer purchases of our Building Materials and Building Envelope products. Our primary use of cash from operating activities is to pay for raw materials, labor costs, transportation costs, repair and maintenance expenses and energy costs for our manufacturing operations.
For the three months ended March 31, 2025 and 2024, net cash used in operating activities was $856 million and $597 million, respectively. The increase in cash used in operating activities for the three months ended March 31, 2025, as compared to the three months ended March 31, 2024, was primarily driven by an increase in accounts receivable of $247 million related to timing of revenues and collection efforts, an increase in payments on other liabilities of $175 million inclusive of bonus payments and taxes paid, and a decrease in operating income of $76 million, partially offset by a decrease in payments on accounts payable of $66 million.
For the years ended December 31, 2024 and 2023, net cash provided by operating activities was $2,282 million and $2,036 million, respectively. The increase in cash provided by operating activities for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was primarily driven by an increase in operating income of $307 million and an increase in cash collections from accounts receivable of $294 million, partially offset by increases in inventory on-hand to normalize inventory levels after destocking in 2023 with a cash impact of $139 million and an increase of $91 million in tax payments.
For the years ended December 31, 2023 and 2022, net cash provided by operating activities was $2,036 million and $1,988 million, respectively. The increase in cash provided by operating activities for the year ended December 31, 2023, as compared to the year ended December 31, 2022, was primarily driven by an increase in operating income of $189 million and a reduction in inventory purchases which was partially offset by an increase in cash interest payments.
Cash Flows from Investing Activities
For the three months ended March 31, 2025 and 2024, cash used in investing activities was $60 million and $83 million, respectively. The decrease in cash used in investing activities for the three months ended March 31, 2025, as compared to the three months ended March 31, 2024, was primarily driven by a decrease in net investments to cash pooling of $80 million, which was partially offset by an increase in capital expenditures of $29 million.

For the years ended December 31, 2024 and 2023, cash used in investing activities was $1,208 million and $2,025 million, respectively. The decrease in cash used in investing activities for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was primarily driven by a decrease in acquisition spending of $1,358 million primarily related to the acquisition of Duro-Last in 2023, which was partially offset by an increase in investments to cash pooling of $570 million.
For the years ended December 31, 2023 and 2022, cash used in investing activities was $2,025 million and $2,521 million, respectively. The decrease in cash used in investing activities for the year ended December 31, 2023, as compared to the year ended December 31, 2022, was primarily driven by a decrease in acquisition spending of $426 million and an increase in proceeds from cash pooling of $264 million for higher net working capital needs and capital expenditures, which was partially offset by an increase in capital expenditures of $142 million due to purchases of fixed assets and replacement of obsolete fixed assets.
Cash Flows from Financing Activities
For the three months ended March 31, 2025 and 2024, cash used in financing activities was $97 million, and $109 million, respectively. The decrease in cash used in financing activities for the three months ended March 31, 2025, as compared to the three months ended March 31, 2024, was primarily driven by an increase of $22 million in proceeds from issuances of long-term related-party debt and a decrease of $18 million in transfers to Parent in connection with the allocation of Parent’s corporate expenses, partially offset by an increase of $25 million in net repayments of short-term related-party debt.
For the year ended December 31, 2024, cash used in financing activities was $537 million, compared to cash provided by financing activities of $734 million for the year ended December 31, 2023. The increase in cash used in financing activities for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was primarily driven by a decrease of $1,235 million in proceeds from issuances of related-party debt.
For the years ended December 31, 2023 and 2022, cash provided by financing activities was $734 million and $497 million, respectively. The increase in cash provided by financing activities for the year ended December 31, 2023, as compared to the year ended December 31, 2022, was primarily driven by an increase in proceeds from debt issuance related to acquisitions of $195 million and a decrease in transfers to Parent in connection to general financing activities of $168 million, which was partially offset by an increase of $168 million in related-party debt repayments and other financing activities primarily associated with related-party entities.
Contractual Obligations and Commitments
Under various agreements, we are obligated to make future cash payments in fixed amounts. These include payments under our long-term debt agreements and pension and other postretirement benefit plan contributions. The following table presents our significant contractual obligations and commitments with definitive payment terms as of March 31, 2025:

(In millions)	Remainder of 2025	2026	2027	2028	2029	Thereafter	Total
Principal on debt	$5	$404	$—	$—	$—	$590	$999
Operating lease obligations	140	120	97	72	54	201	684
Finance lease obligations	115	98	73	49	24	66	425
Pension and other postretirement benefit plan contributions	19	24	24	21	21	422	531
Purchase obligations(1)	597	71	58	53	45	118	942
Related-party debt obligations	122	105	412	545	372	6,106	7,662
Total	$998	$822	$664	$740	$516	$7,503	$11,243

(1)	Purchase obligations is comprised of purchase commitments of $753 million for goods and services and capital expenditures of $189 million for property, plant and equipment.

Off Balance Sheet Arrangements
Periodically, we enter into off balance sheet commitments, including surety bonds and letters of credit, to fulfill certain obligations related to specific projects, insurance and site restoration. As of March 31, 2025, December 31, 2024 and December 31, 2023, we had outstanding commitments amounting to $822 million, $809 million and $742 million, respectively. Historically, no material claims have been made against these surety bonds and letters of credit. We did not have any other off balance sheet arrangements as of March 31, 2025, December 31, 2024 and December 31, 2023.
Critical Accounting Policies and Estimates
Our historical combined financial statements are prepared in accordance with U.S. GAAP, which requires management to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenues, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be reasonable under the circumstances. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our historical combined financial statements are presented fairly and in accordance with U.S. GAAP, and we revise our estimates, as appropriate, when events or changes in circumstances indicate that revisions may be necessary. Because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates. Although our assumptions and estimates are based on management’s knowledge of, and experience with, past and current events, actual results could differ materially from our assumptions and estimates.
For a discussion of our significant accounting policies, see Note 2 (Summary of significant accounting policies) to our audited historical combined financial statements included elsewhere in this information statement. Management believes that the following accounting policies and estimates are those most critical to fully understanding and evaluating our reported financial results, and they require management’s most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.
Goodwill Impairment
Goodwill represents the excess purchase price paid for acquired businesses over the estimated fair value of identifiable assets and liabilities. Goodwill is tested for impairment once a year, during the fourth quarter, or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. Such events and changes in circumstances may include continued economic uncertainty, lower than forecasted revenue, reduced future cash flow estimates, or a substantial decline in business performance. Goodwill impairment is a critical accounting policy because goodwill is material to our total assets (goodwill represents 39% of total assets as of March 31, 2025, 37% of total assets as of December 31, 2024 and 39% of total assets as of December 31, 2023), and the evaluation involves the use of significant estimates, key assumptions and judgment.
We assess goodwill for impairment at the reporting unit level, which is at the operating segment level, or one level below. Our test for goodwill impairment starts with a qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. The qualitative assessment involves the evaluation of certain events and circumstances, such as industry and market conditions, macroeconomic conditions, cost factors, and relevant events impacting the financial trends, which may impact a reporting unit’s fair value. If qualitative factors indicate that it is more likely than not that the fair value of the reporting unit is less than the carrying value of its net assets, then we proceed with a quantitative goodwill impairment test. We may also choose to bypass the qualitative assessment for any reporting unit in its goodwill assessment and proceed directly to performing the quantitative assessment.
Under the quantitative impairment test, if the carrying amount of the reporting unit exceeds its fair value, then we recognize an impairment loss equal to that excess, up to the total amount of goodwill associated with that reporting unit. Under the quantitative impairment test, we calculate the estimated fair value of a reporting unit using the income approach. For this approach, we utilize internally developed discounted cash flow models that incorporate various significant assumptions. These significant assumptions utilized in determining the fair values of our reporting units generally include forecasted revenues, expenses, resulting EBITDA Margins and related cash flows based on assumed long-term growth rates and demand trends, future projected investments to expand our reporting units, discount rates and terminal growth rates. These assumptions are based on our historical data and experience, industry projections and general economic condition projections and they can change year to year based on operating results, market conditions and other factors. Changes in assumptions or estimates may result from a change in market conditions, market trends, interest rates or other factors outside our control, or underperformance relative to historical or projected performance. These conditions could materially affect the estimate of fair value of a reporting unit, and therefore could affect the likelihood and amount of any potential impairment.
The results of our annual impairment tests for 2024 indicated that the estimated fair values of our reporting units substantially exceeded their carrying values. No goodwill impairment triggering events were identified during the three months ended March 31, 2025. For further information, see Note 8 (Goodwill and intangible assets, net) to our audited historical combined and unaudited historical condensed combined financial statements included elsewhere in this information statement.
Intangible Assets
Our long-lived intangible assets consist of customer lists, software, mining rights, patented and unpatented technology, trademarks and other intangible assets. Long-lived intangible assets are amortized on a straight-line basis over their respective estimated useful lives to the estimated residual values, except for mining rights which are primarily depleted on a volume basis. We review long-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived intangible assets may not be recoverable. Such events and changes in circumstances may include significant changes in performance relative to expected operating results, significant changes in asset use, significant negative industry or economic trends and changes in our business strategy. We recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. For further information, see Note 8 (Goodwill and intangible assets, net) to our audited historical combined and unaudited historical condensed combined financial statements included elsewhere in this information statement.
Business Combinations
Acquisitions are accounted for as business combinations using the acquisition method in accordance with ASC Topic 805, Business Combinations, which requires the purchase price to be allocated to assets acquired and liabilities assumed based on estimated fair values. The purchase price is determined based on the fair value of consideration transferred to and liabilities assumed from the seller as of the date of acquisition. We allocate the purchase price to the fair values of the tangible and identifiable intangible assets acquired and liabilities assumed as of the date of acquisition. Any excess of the purchase price over the fair value of the assets acquired and liabilities assumed is recorded as goodwill.
Determining the fair values of assets acquired and liabilities assumed requires judgment and often involves the use of significant estimates and assumptions. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes the highest and best use of the asset by market participants.
Allocations of the purchase price are based on preliminary estimates and assumptions at the date of acquisition and are subject to revision based on final information received including appraisals and other analyses which support underlying estimates within the measurement period, a period of no more than one year from the acquisition date. Measurement period adjustments are generally recorded as increases or decreases to goodwill, if any, recognized in the transaction.
Our historical combined financial statements include the operating results of acquired businesses beginning on the acquisition date. For further information on our business combinations, see Note 4 (Acquisitions) to our audited historical combined and unaudited historical condensed combined financial statements included elsewhere in this information statement.
Inventories
Inventories are stated at the lower of inventory cost and net realizable value. We reduce the carrying value of our inventory for any difference between the cost of inventory and its estimated net realizable value.
Inventory cost includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventory cost is determined using the weighted-average cost method. To determine inventory cost, we allocate fixed expenses to the cost of production based on the normal capacity of the production facility. In determining the net realizable value, we consider factors such as deterioration, obsolescence, expected future demand and past experience.
For further information, see Note 6 (Inventories) to our audited historical combined and unaudited historical condensed combined financial statements included elsewhere in this information statement.
Property, Plant and Equipment
Property, plant and equipment is stated at cost less accumulated depreciation. Significant improvements are capitalized, while maintenance and repair expenditures are charged to operations as incurred. We capitalize interest cost as a component of construction in progress on qualifying construction projects. We begin capitalizing quarry development costs at a point when reserves are proven or probable, economically mineable and when demand supports investment in the market. We use the straight-line method of depreciation for substantially all assets for financial reporting purposes, except for mining-related equipment which uses units-of-production method. Property, plant and equipment is reviewed for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. We recognize an impairment loss if expected future undiscounted cash flows over the estimated remaining service life of the related asset group are less than the asset group’s carrying value. For further information, see Note 7 (Property, plant and equipment, net) to our audited historical combined and unaudited historical condensed combined financial statements included elsewhere in this information statement.
We also recognize asset retirement obligations (“AROs”) related to our mining, cement and aggregates plant operations. AROs are legal obligations associated with the retirement of long-lived assets resulting from the acquisition, construction, development or normal use of the underlying assets, such as legal obligations for land reclamation. We recognize AROs at the estimated fair value in the period incurred, and accretion of the liability is recorded within Cost of revenues on the historical combined statements of operations. The associated asset retirement costs are capitalized and depreciated as part of the carrying amount over the estimated useful life of the underlying long-lived asset. We recognize a gain or loss on settlement of an ARO if the ARO is settled for an amount other than the carrying amount of the liability. For further information, see Note 12 (Asset retirement obligations) to our audited historical combined and unaudited historical condensed combined financial statements included elsewhere in this information statement.
Income Taxes
Our income tax provision was prepared using the separate return method. The separate return method applies the concepts of ASC Topic 740, Income Taxes, to the standalone financial statements of each member of the combined group as if the group members were separate taxpayers. The calculation of our income taxes using the separate return method requires judgment and use of both estimates and allocations. Furthermore, current obligations for taxes that may arise under the separate return method where our operations were included in tax returns with the activities of Parent are deemed settled with Parent as a component of Net parent investment for purposes of our historical combined financial statements. As a result, the income taxes presented in our historical combined financial statements may not be indicative of the income taxes that we will generate in the future.
We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. We also recognize deferred tax assets for net operating losses and tax credit carryforwards. Deferred tax assets are assessed for realizability and, where it is more likely than not that a tax benefit will not be realized, a valuation allowance is recorded to reduce the deferred tax asset to an amount that will, more likely than not, be realized in the future. Judgment is applied in assessing the realizability of these deferred tax assets and the need for any valuation allowances. In determining the amount of deferred tax assets that are more likely than not to be realized, management considers all positive and negative evidence, including our historical results and forecasts of future taxable income by jurisdiction, as well as the expected timing of the reversals of existing temporary differences and tax planning strategies. Deferred tax assets and liabilities are measured using enacted tax rates applicable in the years in which they are expected to be recovered or settled. The effect of a change in tax law on deferred tax assets and liabilities is recognized in the provision for income taxes in the period that includes the enactment date.
The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We determine if the weight of available evidence indicates that it is more likely than not that a tax position will be sustained on tax audit, assuming that all issues are audited and resolution of any related appeals or litigation processes are concluded. The tax benefit is then measured as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The reserves for uncertain tax positions are adjusted as facts and circumstances change, such as upon closing of a tax audit, expiration of statutes of limitation on potential assessments or refinement of an estimate. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such a determination is made. The provisions for income taxes include the impact of reserves for uncertain tax positions, along with the related interest and penalties. For further information, see Note 13 (Income taxes) to our audited historical combined and unaudited historical condensed combined financial statements included elsewhere in this information statement.
Pension and Other Postretirement Benefits
We sponsor defined benefit pension plans, other postretirement benefit plans and defined contribution plans in which only employees, retirees and former employees participate. Our employees also participate in certain union-sponsored multiemployer pension plans to which we contribute along with other employers.
We use professionally qualified independent actuaries to value our defined benefit pension plan obligations on an annual basis. The liabilities and costs of pension benefits are determined using the projected unit credit method. We recognize the funded status of our defined benefit pension plans and other postretirement benefit plans (the difference between the fair value of plan assets and the benefit obligation) as an asset or liability on the historical combined balance sheets.
Actuarial gains and losses are recognized as a component of Other comprehensive income (loss), net of tax. Amounts recognized in Accumulated other comprehensive loss on our historical combined balance sheets are reclassified to Net income (loss) on our historical combined statements of operations in a systematic manner over the average remaining service period of participants and the amount amortized is determined using a corridor approach. The pension and other post-employment obligations are measured as the present value of estimated future cash flows using discount rates that are determined by reference to the interest rates on high quality corporate bonds, with the currency and terms of the corporate bonds consistent with the currency and estimated terms of the pension and other post-employment obligations.
The cost for pension and other post-employment plans charged to the historical combined statements of operations consists of service cost, net interest expense, expected return on plan assets, amortization of actuarial gains and losses on defined benefit pension plan and other postretirement benefit plan assets and curtailment and settlement gains and losses incurred in connection with pension and other postretirement benefit plan assets. We present the service cost component of Net periodic pension benefit cost within Cost of revenues and Selling, general and administrative expenses on the historical combined statements of operations. The other components of Net periodic pension benefit cost are reported within Other non-operating income (expense), net on the historical combined statements of operations.
In addition to the defined benefit pension plans described above, we sponsor defined contribution plans. Our contributions to defined contribution plans are charged to Cost of revenues and Selling, general and administrative expenses on the historical combined statements of operations in the period to which the contributions relate. We also sponsor, participate in and contribute to union-sponsored multiemployer pension plans. Our contributions to union-sponsored multiemployer pension plans are charged to Cost of revenues on the historical combined statements of operations in the period to which the contributions relate.
For additional information about pension and other postretirement benefits, see Note 15 (Pension and other postretirement benefits) to our audited historical combined and unaudited historical condensed combined financial statements included elsewhere in this information statement.
Product Warranties
We provide standard warranties on many of our products within the Building Envelope segment. Standard warranty terms range from one year to limited lifetime coverage. We estimate our future warranty costs based on historical trends and based on product sales. From time to time, we may also increase or decrease preexisting warranty accruals for updated estimates of the costs necessary to settle specific product liability claims. These updates are recorded during the period in which (a) the circumstances giving rise to the specific product liability claims become known and (b) the costs to satisfactorily address the situation are both probable and estimable. Our warranty accounting policy is considered a critical accounting estimate due to the inherent uncertainty in predicting the future failure rates of certain roofing products. The estimate is based on historical claims data, historical sales, the long-tail line of lifetime coverage, the continuation of high product liability claims costs and the accelerated processing of product liability claims. We regularly monitor warranty claims and update our assumptions as necessary to reflect current conditions.
Accounting Standards to be Adopted in Future Periods
For a discussion of new accounting standards, see Note 2 (Summary of significant accounting policies) to our audited historical combined financial statements included elsewhere in this information statement and Note 2 (New accounting standards) to our unaudited historical condensed combined financial statements included elsewhere in this information statement.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to certain market risks, which exist as a part of our ongoing business operations. We monitor and manage these financial exposures as an integral part of our overall risk management program. To manage the aforementioned risks, we use various derivative financial instruments, including interest rate swaps, foreign exchange forwards and swaps and commodity contracts.
Interest Rate Risk
In connection with the Spin-off, we entered into the Revolving Credit Facility and the Bridge Loan. We also expect to conduct debt-for-debt exchange offers and establish a commercial paper program. See “Description of Certain Indebtedness.” Interest is payable on the loans under the Revolving Credit Facility at a rate per annum equal to: (i) for revolving loans in U.S. dollars, either (A) a base rate defined as a rate per annum equal to the greatest of (x) the prime rate then in effect, (y) the greater of the federal funds rate and the overnight bank funding rate then in effect, in each case, as determined by the Federal Reserve Bank, plus 0.50% per annum, and (z) a term SOFR rate determined on the basis of a one-month interest period plus 1.00% (the greatest of (x), (y) and (z), the “Base Rate”) or (B) the forward-looking SOFR term rate published by CME Group Benchmark Administration Limited subject to floor of zero (“Term SOFR”) and (ii) for revolving loans in Canadian dollars, the forward-looking CORRA term rate published by Candeal Benchmark Administration Services Inc., TSX Inc. or a successor administrator, subject to a floor of zero, plus, in each case (i) or (ii), an applicable margin based on FinanceCo’s credit rating. Interest is payable on the Bridge Loan at a rate per annum equal to the Base Rate or Term SOFR, plus, in each case, an applicable margin based on FinanceCo’s credit rating. Certain financing arrangements entered into pursuant to the Remaining Debt Financing Transactions may also bear interest at floating rates. As a result, we may be exposed to fluctuations in interest rates. To help manage this mix of interest rates, we may enter into interest rate swap agreements in which we exchange periodic payments based on notional amounts and agreed upon fixed and floating interest rates.
Our sensitivity analysis has been determined based on the interest rate exposure relating to our financial liabilities at a variable rate on a post-hedge basis as of March 31, 2025. A hypothetical 1% change is used when the interest rate risk is reported internally to key management personnel and represents management’s assessment of a reasonably possible change in interest rates. A hypothetical 1% change in interest rates, with all other assumptions held constant, would increase our interest rate expense by approximately $1 million and $2 million for the three months ended March 31, 2025 and 2024, respectively, and $7 million, $8 million and $10 million for the years ended December 31, 2024, 2023 and 2022, respectively.
Credit Risk
We are primarily exposed to credit risks which arise when customers may not be able to settle their obligations to us as agreed. Management periodically assesses the financial reliability of our customers and counterparties to manage this risk, including through credit approvals, credit limits, selecting major international financial institutions as counterparties to hedging transactions, and monitoring procedures such as assessing the financial reliability of our customers and monitoring credit risks. If one or more of our customers were to default in their obligations under their contractual arrangements with us, we could be exposed to potentially significant losses. Moreover, a prolonged downturn in the global economy could have an adverse impact on the ability of our customers to pay their obligations on a timely basis. Many of our customers operate in the construction industry, which is affected by a variety of factors, including changes in interest rates, and such factors may materially impair the ability of our customers to obtain credit. We believe that our reserves for potential losses are adequate. As of March 31, 2025, we have no significant concentration of credit risk with any single counterparty or group of counterparties, and we do not expect any counterparty to be unable to fulfill its obligations under its agreements with us.
Commodity Risk
We are subject to commodity risks with respect to price changes with respect to energy, including diesel fuel, natural gas, electricity and coal, as well as petroleum-based products, chemicals, resins, asphalt, glass fiber, granules and other commodities. We try to secure our needed supply of these commodities and limit our exposure to price fluctuations in these commodities through long-term renewable contracts, and from time to time we have used derivative instruments to hedge part of our exposure to certain of these risks. With respect to energy and fuel risk, we also aim to increase the use of alternative energy sources.
Foreign Exchange Risk
We are exposed to foreign exchange risks primarily as a result of foreign currency cash flows related to third-party purchases. Additionally, volatile market conditions arising from geopolitical uncertainty may result in significant changes in foreign exchange rates. In particular, a weakening of foreign currencies relative to the U.S. dollar may negatively affect the translation of foreign currency denominated earnings to U.S. dollars. Primary exposures include the U.S. dollar versus the Canadian dollar. A hypothetical 5% change is used when foreign currency exchange risk is reported internally to key management personnel and represents management’s assessment of a reasonably possible change in foreign currency exchange rates. A hypothetical 5% change in the U.S. dollar against any other currency would not have a material impact on our income (loss) before income tax benefit (expense) and income from equity method investments in the three months ended March 31, 2025 and 2024 and in the years ended December 31, 2024, 2023 and 2022.

BUSINESS
Overview
We are the largest building solutions company focused exclusively on the North American market. With our two reportable segments — Building Materials and Building Envelope — we offer customers a broad range of advanced building solutions from foundation to rooftop. We serve customers across the infrastructure, commercial and residential construction markets, from new builds to R&R. Our more than 19,000 employees operate across more than 1,000 sites and facilities in the United States and Canada, providing customers with trusted brands and advanced building solutions for the full building lifecycle. Our trusted brands and advanced solutions, combined with our operational expertise, make us a trusted partner for customers, building owners, architects, engineers, public authorities and cities across the United States and Canada.

Amrize is the largest provider of cement in the United States and Canada, as measured by sales and production volume, the second largest commercial roofing company in North America as measured by sales, and a leader in advanced wall systems. We are also among the two largest aggregates companies in 85% of the markets in which we operate and are strongly positioned in ready-mix concrete. Building on our large operating footprint, we believe we are well positioned to capitalize on expected strong commercial and residential construction spend and infrastructure investments across North America. State-of-the-art facilities across a large distribution network help us minimize our distribution costs and provide exceptional customer service.
During the year ended December 31, 2024, we generated revenues of $11.7 billion, net income of $1.3 billion and Adjusted EBITDA of $3.2 billion. We believe our regional and integrated growth strategy will allow us to capitalize on strong market tailwinds and make the best use of our platform to serve our customers with advanced building solutions. We are committed to continuing our value-accretive growth trajectory, focusing on operational improvements with a growth-focused capital allocation strategy to drive shareholder value.
Business Segments

We operate in two reportable segments, offering a complete range of advanced solutions to support large-scale and complex construction projects from bridges to data centers in the areas of residential, commercial and infrastructure construction. Our services span new construction as well as R&R, with R&R accounting for 44% of overall revenues in 2024.
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Our Building Materials segment offers a range of branded and unbranded solutions delivering high-quality products for a wide range of applications across North America. Key product offerings of this segment include cement and aggregates, as well as a variety of downstream products and solutions such as ready-mix concrete, asphalt and other construction materials. Our operating footprint includes 18 cement plants, 141 terminals, 55 cementitious product operations, 269 ready-mix concrete plants, 462 aggregates operations, 35 concrete product sites and 50 asphalt operations. Our Building Materials segment generated $8.3 billion of revenues during the year ended December 31, 2024.
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Our Building Envelope segment offers advanced roofing and wall systems, including single-ply membranes, insulation, shingles, sheathing, waterproofing and protective coatings, along with adhesives, tapes and sealants that are critical to the application of roofing and wall systems. Products are sold individually or in warranted systems for new construction or R&R in commercial and residential projects. Products for commercial projects are primarily sold under the Elevate and Duro-Last brands, while products for residential projects are primarily sold under the Malarkey brand. These products are sold either directly to contractors or through authorized distributors or a network of sales representatives in North America. Our Building Envelope segment generated $3.4 billion of revenues during the year ended December 31, 2024.

Industry Overview
North America is one of the world’s most attractive construction markets, with more than $2 trillion of spending per year across infrastructure, commercial and residential construction in the United States and Canada, according to S&P Construction Data. Historical underinvestment in residential housing, aging infrastructure and recent onshoring trends combined with population growth and rapid urbanization are key growth drivers for our business. These growth drivers are underpinned by government incentives and spending packages aimed at improving core infrastructure, addressing housing shortages and supporting local manufacturing in the United States and Canada. Management estimates a total addressable market of over $140 billion per year for our Building Materials segment and over $60 billion per year for our Building Envelope segment.
Commercial Construction
The largest share of our revenue is in the commercial construction end market, which comprises industrial facilities, warehouses, data centers, offices, healthcare, government and education centers, hospitality and retail locations, among others. This end market accounted for 49% of our revenues in the year ended December 31, 2024. In the commercial construction end market we serve both the new construction and R&R markets. Key customers in the commercial construction end market include a large and fragmented group of commercial builders and general contractors, architects and designers.
The commercial construction end market for the United States and Canada is forecast to grow at a CAGR of 1% between 2024 and 2030 according to S&P Construction Data. Commercial new construction demand has typically followed residential housing demand but has historically been less volatile. Commercial R&R demand has historically been more stable through economic cycles than commercial new construction demand.
Key leading indicators for commercial new construction remain positive. The Dodge Momentum Index, which measures the value of commercial building projects in the United States entering into planning (and has been shown to lead construction spending for commercial buildings by approximately 12 months), was 205.6 in March 2025, an increase of approximately 25% from March 2024 and an increase of approximately 46% relative to May 2019, indicating that a steady pipeline of construction projects will be ready to break ground through 2026 and beyond. According to Dodge Construction Network, commercial construction planning in the United States was 32% higher in March 2025 as compared to March 2024, with the increase largely attributable to data centers.
We believe that we are well positioned to capitalize on future growth across R&R applications and the strong anticipated recovery in new construction. Aging buildings, increasingly stringent energy efficiency codes and suburban development are expected to drive growth in the commercial construction markets that we serve. According to the Commercial Buildings Energy Consumption Survey released by the U.S. Energy Information Administration from November 2020 to December 2022, the median construction year of U.S. commercial buildings as of 2018 was 1981, with 21% of total buildings constructed prior to 1960 and 54% of buildings constructed between 1960 and 1999, meaning that as much as 75% of buildings are now more than 25 years old. As dated commercial buildings increasingly require renovation and maintenance, we believe that the need to update and retrofit such buildings in the United States will be a key driver of commercial R&R demand.

Residential Construction
The residential construction end market comprises single-family and multi-family new construction and R&R. Key customers in this end market, which accounted for 23% of our revenues in the year ended December 31, 2024, include residential construction companies such as home builders and general contractors, in addition to building products distributors. For many projects, our products are specified by the respective architects and designers.
The residential construction market for the United States and Canada is expected to grow at a CAGR of 4% between 2024 and 2030 according to S&P Construction Data. The pace of single-family housing starts is driven by demographic and population shifts, mortgage interest rates and the ability of builders to obtain land and skilled labor. Based on data from the U.S. Census Bureau, single-family housing starts in the United States were approximately 1 million in 2024, up 7% from 2023. The Mortgage Bankers Association expects single-family housing starts to increase to 1.08 million in 2025 and 1.14 million in 2026.
According to the Brookings Institution, in a study using data from the 2023 American Community Survey and the Housing Vacancy Survey, the U.S. housing sector was undersupplied by approximately 4.9 million homes as of 2023. The study estimates that U.S. housing starts would need to accelerate to more than 2 million per year over the next 10 years in order to balance demand. This represents a significant increase from the current pace of housing production. For most of the last decade, housing production has barely kept pace with household formation, which indicates significant pent-up demand for housing. As such, we expect future residential new construction demand to remain strong over the long term.
We believe the residential R&R market is less cyclical than new residential construction since required maintenance is less likely to be deferred than new construction. The majority of the R&R projects that our products address (roofing and insulation) are largely non-discretionary in nature and therefore less cyclical than discretionary R&R projects, such as kitchen and bath remodels. We believe that the increasing age of the U.S. housing stock (median age of more than 40 years as of 2022 according to the National Association of Homebuilders), rising home prices supporting increased underlying home equity and limited availability of newly constructed homes will continue to drive growth in residential R&R spending. According to data from the Leading Indicator of Remodeling Activity (LIRA) released by the Remodeling Futures Program at JCHS, total residential R&R spending is expected to reach $509 billion in 2025, an increase of 1% from 2024.
Infrastructure
We are also a major provider of construction materials and building products to the infrastructure construction end market, which accounted for 28% of our revenues in the year ended December 31, 2024. Key customers in this end market include public authorities such as government agencies, municipalities and transportation authorities.
Despite the backdrop of elevated interest rates and building costs, the infrastructure construction end market exhibited strong growth in 2024, with infrastructure spending in the United States and Canada increasing 6% from 2023 levels, and is forecast to grow at a CAGR of 4% between 2024 and 2030 according to S&P Construction Data.
According to the University of Michigan Center for Sustainable Systems, the percentage of the U.S. population living in urban areas has risen from 64% in 1950 to approximately 83% in 2023, and is expected to increase to 89% by 2050. This growing urbanization trend is expected to generate a significant need for new infrastructure, while long-term demographic trends in developed economies and an emphasis on addressing climate change are driving demand for improved infrastructure. In the United States, the passage of the IIJA in November 2021 authorized $1.2 trillion in infrastructure spending, and we have already secured over 200 infrastructure projects in the United States that have contributed or will contribute to revenues between 2023 and 2028. The law marked the largest U.S. federal infrastructure investment in decades and demonstrates the government’s commitment to infrastructure spending to meet the needs of the population.

Competitive Strengths
We have numerous competitive advantages in attractive markets that we expect to continue to drive our success, including those described below.
Largest Building Solutions Company Focused on North America
We are the largest building solutions company focused exclusively on the North American market. We sell our products in all U.S. states and Canadian provinces and are recognized in the industry for our product quality, innovative offerings and customer focus. With over 1,000 sites and facilities and more than 19,000 employees across our footprint, we believe we have significant breadth and depth across the North American market and are well positioned to further strengthen our leadership.
Solutions from Foundation to Rooftop Sold under Iconic Brands
Through our comprehensive product offering, we are able to offer tailored solutions to our North American customers. Our product range extends from cement, concrete, aggregates and asphalt to advanced building envelope solutions such as commercial and residential roofing and wall systems, metal edges, coatings and adhesives. Many of our solutions are sold under market-leading brands that are well known and trusted by our customers. Some of our iconic brands include OneCem, Elevate, Malarkey and Duro-Last.
Resilient Business Model Serving a Diverse Customer Base
We have a diversified and expanding product mix ranging from core building materials like cement, ready-mix concrete and aggregates to advanced building envelope solutions such as roofing, insulation, coatings and adhesives. We believe we also have balanced exposure to all end markets in North America including commercial, residential and infrastructure construction, across both new construction and R&R. Our customers include home builders, commercial builders, architects and designers, distributors, contractors and government authorities. This broad customer base, combined with the essential nature of our products, has contributed to our resilience through economic cycles.
Leading Footprint and Unmatched Resources in North America’s Fastest Growing Markets
We have a large operating footprint of over 1,000 sites and facilities across the United States and Canada, including 18 cement plants, 45 building envelope facilities, 141 terminals, 55 cementitious product operations, 269 ready-mix concrete plants, 462 aggregates operations, 35 concrete product sites and 50 asphalt operations. Our sites and facilities are strategically positioned in the fastest growing markets, including approximately 350 in the Central Region (which includes Arizona, Colorado, Nevada and Utah) and more than 180 in the Southern Region (which includes Louisiana, Oklahoma and Texas), which are both expected to have high growth in construction spend and benefit from significant funding for infrastructure projects. Our large operating footprint includes strategic positioning along the Mississippi River and Great Lakes, which provide access to attractive inland markets and a low-cost distribution, given broad-based rail and barge connectivity. We also have extensive mineral reserves with approximately 71 years of cement reserves and 46 years of aggregates reserves as of December 31, 2024.
Track Record of Profitable Growth
We have achieved a strong track record of growth supported by our proven value proposition and leading positions in our markets. For example, we grew our Adjusted EBITDA from $2.6 billion in the year ended December 31, 2022 to $3.2 billion in the year ended December 31, 2024, and we grew our Free Cash Flow from $1.6 billion in the year ended December 31, 2022 to $1.7 billion in the year ended December 31, 2024. This growth has been driven by both organic initiatives as well as strategic acquisitions to expand our operating footprint and product offering.

Business Strategy
We strive to be our customers’ choice for advanced building solutions. Our strategy for profitable growth is broken down into six key pillars:
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Positioned in the most attractive markets to service our North American customers: Population growth, urbanization, climate change, onshoring and investments in infrastructure are shaping the future of construction and driving demand for advanced solutions in key markets. We believe we are well positioned to capitalize on these trends by leveraging our leading footprint and our advanced solutions.

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Comprehensive range of building solutions powering growth opportunities: Through our comprehensive product offering, we aim to provide our customers with a full suite of advanced building solutions from foundation to rooftop, offering the most advanced solutions that address their most sophisticated needs and enable them to meet their ambitious goals across the whole building lifecycle.

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Deeply embedded performance culture and dedication to employee safety: We aim to continue growing our revenues and profitability through empowered leadership of our more than 125 local market leaders across the United States and Canada. Our performance-based culture drives customer-focused decision-making and superior financial performance, while maintaining a rigorous commitment to protecting the health and safety of our people.

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Value accretive and disciplined acquisitions: With a track record of disciplined and value-focused acquisitions, we have established ourselves as a leader in commercial roofing and advanced wall systems, creating a platform for further organic and inorganic growth in the Building Envelope segment. We also pursue an active strategy of synergistic bolt-on acquisitions in the highly fragmented construction materials market, particularly for aggregates and ready-mix concrete. We have completed 35 acquisitions since 2018, which we expect to generate more than $3.8 billion in annual revenue going forward based on 2024 revenue. Across these transactions, we have created significant synergies, lowering the average enterprise value/Adjusted EBITDA multiple from 12x to 8x including synergies.

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Committed to driving shareholder value: We strive to maintain a conservative capital structure based on an investment grade credit rating. Our capital allocation strategy includes investing in our business to drive sustainable growth, pursuing strategic acquisitions in fragmented markets in line with our segment ambitions, and returning capital to shareholders.

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Emphasis on innovation: Through our research and development engine, we seek to drive cutting-edge innovation to address our customers’ greatest ambitions. Our experts span all building fields, from masons and engineers to material scientists and experts in artificial intelligence and data mining. We also partner with leading construction sector startups to scale up new technologies across our operations. We have six portfolio companies across North America, including Sublime Systems, a disruptive cement technology startup which uses renewable electricity and carbon-free raw materials for cement production.

Our Products
Our products are essential in commercial and residential new construction, public infrastructure construction projects and R&R activities. Within each of our product lines, we typically offer specialized products that are tailored for specific projects. Our business is divided into two reportable segments—Building Materials and Building Envelope.
Building Materials
Our Building Materials segment offers a range of branded and unbranded solutions delivering high-quality products for a wide range of applications. These include cement and aggregates, as well as a variety of downstream products and solutions such as ready-mix concrete, asphalt and other construction materials.
Cement
Cement is a binding agent which, when mixed with sand, stone or other aggregates and water, produces either ready-mix concrete or mortar. We manufacture cement through a closely controlled chemical process that was developed through extensive research and testing. The creation of our cement begins with the mining and crushing of limestone and clay, and, in some instances, other raw materials. The clay and limestone are then pre-homogenized, a process which consists of combining different types of clay and limestone. The mix is typically dried, then fed into a mill which grinds the various materials in preparation for the kiln. The raw materials are then calcined, or processed, at a very high temperature in the kiln, to produce the semi-finished product, called clinker. In the cement mill, the clinker is ground to a fine powder to produce traditional Portland cement. Other high-grade materials such as granulated blast furnace slag, fly ash, pozzolan and limestone may be added in order to modify the properties of the cement to cater to different applications.
We produce or resell an extensive line of cements and other hydraulic binders. These range from Portland cements and classic masonry cements to specialized products designed for specific types of settings, such as environments exposed to seawater, sulfates and other harsh natural conditions, where cements with high slag or pozzolan content provide greater durability. We also develop solutions intended for specific applications, such as oil-well cements and road surfacing binders.
We provide our customers with high-quality branded cement products. We use our professional knowledge and experience to develop customized products designed to satisfy our clients’ specific requirements.
OneCem, our flagship cement product, is manufactured using quality limestone and less clinker than traditional Portland cement, reducing CO2 emissions by up to 10% per ton of cement. We supplement OneCem with white cement products such as NewCem Slag or Fly Ash to further decrease the use of clinker and limestone and allow for an even greater reduction in CO2 emissions.
Masonry or mortar is a Portland cement that we mix with finely ground inert matter (limestone). Our customers use this type of cement for multiple purposes, including finishes and brick work. Our masonry and mortar product lines offer quality, flexibility and selection. Ranging from basic Types M, S and N to a spectrum of pigmented masonry available in 70 standard colors, we offer endless customized options to meet any design need.
Blended hydraulic cements are produced by inter-grinding or blending Portland cement and supplementary cementitious materials such as ground granulated blast furnace slag, fly ash, silica fume, calcined clay, hydrated limestone, and other pozzolans. The use of blended cements in ready-mix concrete can reduce mixing water and bleeding, improve workability and finishing, inhibit sulfate attack and the alkali-aggregate reaction, and reduce the heat of hydration. We offer an array of blended cements which have a lower CO2 footprint than traditional grey cements, stemming from their lower clinker content due to the addition of supplementary cementitious materials.
Aggregates
Aggregates, consisting of crushed stone, sand and gravel, are an engineered, granular material that is manufactured to specific sizes, grades and chemistry for use primarily in construction applications. We offer a full range of crushed stone, sand and gravel for applications ranging from ready-mix and precast concrete, asphalt and as a base material for street and road construction. Our customers use our aggregates for a wide array of applications: as a key component in the construction and maintenance of highways, walkways, parking lots, airport runways and railways; to build bridges, homes and schools; for drainage, water filtration, purification and erosion control; as fill material; and for sand traps on golf courses, beaches, playing field surfaces, horse racing tracks and related applications. Aggregates are obtained from land-based sources such as sand and gravel pits and rock quarries or by dredging marine deposits.
Our aggregates solutions can be divided into two main categories: primary natural aggregates and alternative aggregates. Solutions within the primary natural aggregates division consist of extracted hard rock from quarries, as well as deposits of sand and gravel. Natural aggregates sources can be found in relatively homogeneous deposits in certain areas of North America. Our alternative aggregates consist of recycled concrete and secondary aggregates from other industrial waste, such as slag.
Concrete, Asphalt & Other Building Materials
Ready-mix concrete is a combination of cement, fine and coarse aggregates, admixtures and water. We tailor our ready-mix concrete to fit our customers’ specific needs. By changing the proportion of cement, aggregates, admixtures and water, we modify our concrete’s resistance, manageability and finish, among other properties. We also use additives to customize our concrete consistent with the transportation time from our plant to the project, weather conditions at the construction site, and the project’s specifications. From our low-carbon concrete to our innovative ultra-high performance concrete line, we produce a broad variety of specially designed concrete to meet the many challenges of modern construction.

Asphalt paving mix is the most common roadway material used today. It is a versatile and essential building material that has been used to surface 94% of the more than 2.7 million miles of paved roadways in the United States, according to the National Asphalt Pavement Association.
Our asphalt products are tailored for different infrastructure and commercial applications ranging from road surfaces to airfields and runways. We design our asphalt products to meet high performance standards and are leveraging the latest processing technology to provide environmentally responsible solutions by making optimal use of recycled aggregates products. Asphalt pavement is generally 100% recyclable and reusable and is the most reused and recycled pavement material in North America. Reclaimed asphalt pavement can be incorporated into new pavement at replacement rates in excess of 30% depending upon the mix and the application of the product. We actively engage in the recycling of previously used asphalt pavement and concrete, as this material is crushed and repurposed in the construction cycle.
A large portion of the asphalt paving mix we produce is installed by our own paving crews. The balance is sold on a per ton basis to road contractors, state departments of transportation and local agencies. As part of our vertical integration strategy in some of the Amrize Territories, we provide asphalt paving and related contracting services to both the private and public infrastructure sectors as either a prime or subcontractor.
With 50 asphalt operations across the Amrize Territories, our asphalt business has a strong presence in key markets and is well integrated with our aggregates business. We also have construction and contracting operations in five states and three provinces which are fully integrated with our asphalt business and seven pipe/precast facilities supporting our cement and aggregates business.
Building Envelope
We offer broad-ranging roofing expertise and solutions that are fully customizable to meet commercial and residential building requirements. Our roofing solutions include a breadth of low-slope roofing systems under the Elevate and Duro-Last brands, and high-quality premium shingles for steep slope roofing under our Malarkey brand. In addition to roofing solutions, we offer insulation and weatherproofing solutions that suit both new building projects and renovations.
With Elevate’s energy-efficient roofing solutions, we are pursuing a vision of becoming a global leader in advanced building solutions. Elevate is a well-known, reliable staple in the commercial roofing sector. Elevate offers solutions for every system, building and budget with advanced products including RubberGard EPDM membrane, UltraPly TPO SA with SecureBond technology, and ISOGARD PolyIso insulation.
Duro-Last is a full system roofing provider, offering a wide range of thermoplastic single-ply solutions, from Edge-to-Edge to Deck-to-Sky. As the largest manufacturer of custom-fabricated single-ply roofing systems in the United States, Duro-Last custom-fabricates high-quality PVC roofing membranes, accessories, edge metal and fasteners in-house providing superior waterproofing and long-term leak protection.
For steep slope roofing, our Malarkey brand provides a complete residential roofing solution, from premium roofing shingles to ice and water barriers. Malarkey’s polymer modified asphalt shingles are aligned with our commitment to driving a circular economy and world-leading innovation. Malarkey has always prioritized innovation, launching the first SBS polymer modified asphalt shingle, the first shingle with a larger nailing area for easier installation and the first shingle using upcycled rubber and plastics to reduce landfill waste.
Superior insulation technology is essential to maximize a building’s energy efficiency, and our advanced insulation solutions enhance the efficiency of other products in our Building Envelope segment, limit the environmental footprint of our operations and reduce heating and cooling costs for our customers. OX Engineered Products develops and manufactures a range of wall insulation and sheathing solutions, with proprietary technologies ranging from house wraps and structural sheathing to integrated wall systems. Enverge, our spray foam insulation brand, includes both open cell and closed cell spray foam products, with a product portfolio that includes our OnePass superior yield insulation and our Sucra Seal open cell insulation made from up to 17% sucrose.
We also offer advanced weatherproofing and protective coating solutions for indoor and outdoor applications, in both single and plural component systems, providing our customers with installation and performance efficiencies. While a large portion of our technologies focus on concrete coatings, we are able to take advantage of other product lines in the Building Envelope segment, such as decking, weatherproofing and coating solutions under our Gaco product line, to offer a wider range of applications of our products and help our customers meet all types of building challenges. We also offer adhesives, tapes, and sealants that are critical to weatherproofing the building envelope.
The key raw materials for our insulation and weatherproofing products include methylene diphenyl diisocyanate and silicone polymer. The key raw materials for our roofing products also include polyol, ethylene propylene diene monomer, thermoplastic polyolefin, carbon black, coated steel and asphalt. These raw materials generally have two vendor sources, and each vendor typically has multiple processing facilities for key raw materials that are single sourced.
Trading Operations
Our seaborne trading business provides solutions for the import and export of cementitious materials, gypsum, solid fuels and other dry bulk goods for both our business and external customers. Our seaborne trading business is based in Miami, Florida and employs teams experienced in vessel chartering and shipping.
Research & Development
Research and development activities include the development of new product lines, the modification of existing product lines to comply with regulatory changes and the research of cost efficiencies through raw material substitution and process improvements. We have research and development application centers and innovation hubs where scientists and technical and training experts work to strengthen our expertise and develop innovative technologies. In addition, our strategic partnerships with academic institutions and investment in high-potential startups allow us to monitor and identify the next generation of products and services and capture opportunities of technological breakthroughs.
Intellectual Property
The protection of our brands, technology and intellectual property is an important aspect of our business. We protect our intellectual property and other proprietary assets through a combination of patents, trademarks, copyrights, trade secrets, contractual provisions, confidentiality procedures and non-disclosure agreements, as well as application of applicable law. We protect our intellectual property rights in the United States, Canada and other jurisdictions. We own approximately 300 patents that have been issued by and patent applications that are pending with the U.S. Patent and Trademark Office (“USPTO”), and approximately 200 issued patents and pending patent applications outside the United States. In general, our patents are directed to construction materials and their manufacturing, as well as construction and building technologies. The protection afforded by patents (and the availability of legal remedies for infringement or other violation thereof) varies from jurisdiction to jurisdiction, and although the term of our patents is, in general, up to approximately 20 years from the filing date, such term also varies depending on jurisdiction and the type of patent protection, as well as our portfolio management strategy. Additionally, we own or have rights to use various trademarks, service marks or trade names that we use in conjunction with the marketing of our products. We own approximately 240 trademarks that are registered or pending with the USPTO, and approximately 2,300 trademarks that are registered or pending outside the United States. Ownership rights in trademarks (including trademark registrations) in most jurisdictions generally do not expire if the trademarks are renewed, continued in use and properly protected. Where appropriate, we supplement our owned intellectual property portfolio by licensing intellectual property from third parties, including Holcim, and seek to protect our trade secrets and other confidential and proprietary information through internal controls, contractual protections and confidentiality agreements with our employees and third-party service providers.
Competition
The nature of the competition in the industry in which we operate varies among our products, in part due to the widely differing amounts of capital necessary to build and maintain production facilities. Crushed stone production from quarries or mines and sand and gravel production by dredging or otherwise are moderately capital intensive. Construction of cement production facilities is more capital intensive and requires long lead times to complete engineering design, obtain regulatory permits, acquire equipment and construct a plant. Ready-mix concrete production requires relatively small amounts of capital to build a concrete batching plant and acquire delivery trucks. Accordingly, economics can lead to lower barriers to entry in the concrete industry. As a result, depending on the local market, we may face competition from small producers as well as large, vertically integrated companies.

The cement industry in the markets where we operate is highly competitive, including international, national and regional cement producers located across the United States, Canada and abroad. Companies compete on a variety of factors, including quality, value proposition, capacity, price, customer service, delivery time and proximity to the customer. Our principal competitors in the United States are Cemex, Buzzi-Unicem, Heidelberg Materials and CRH, as well as numerous local and regional players. According to data from the Portland Cement Association, United States cement production is widely dispersed, with the top five companies collectively producing approximately 57% of U.S. clinker capacity. However, based on this data and management estimates, we believe our cement production capacity is 1.7 times the size of our closest competitor. We prioritize investment in areas with attractive fundamentals including population and economic growth, which drive demand for construction. Our robust operating network, production capacity and integrated supply chain allow us to deliver quality solutions across the Amrize Territories.
Many of the regions in which we operate ready-mix concrete are highly fragmented, and as a result, our products face strong competition. According to the National Ready Mixed Concrete Association, as of December 31, 2022, there were about 6,500 plants that produce ready-mix concrete in the United States and about 75,000 ready-mix concrete mixer trucks that delivered the concrete to the point of placement. Additionally, the United States aggregates industry is highly fragmented and geographically dispersed. According to the United States Geological Survey, during 2022, an estimated 3,300 companies operated 6,200 sand and gravel sites and 1,340 companies operated 3,290 crushed stone quarries in the 50 states.
Due to the localized nature of the industry resulting from the high cost of transportation relative to the price of the product, the construction materials industry primarily operates in smaller distinct areas that can vary from one another. We believe that our ability to transport materials by rail and waterborne vessels has enhanced our ability to compete in the construction materials industry. We recognize that the difficulty in adding cement capacity, coupled with limited alternatives, leads to the need for imported cement when demand levels are high. Cement imports into the United States occur mostly to supplement domestic cement production or to supply a particular region. Cement is typically imported into deep water ports along the coast or on the Great Lakes or transported on the Mississippi River system near major population centers.
Our profits are sensitive to changes in volumes and prices which are impacted from time to time by macroeconomic conditions, competitive conditions, the degree of utilization of production capacity, the specifics of product demand, innovation and differentiation, among other factors. Fragmented market conditions continue to offer us focused growth opportunities across our differentiated products. Similarly, competitors may seek to expand their existing positions or enter new markets, which may cause us to experience changes in competition or consider potential acquisitions or divestitures.
In our Building Envelope business, the competitive landscape is fragmented and varies depending on products and end markets. Companies compete on a range of factors, including product quality and design, innovation, service capabilities, location and price. Competitive dynamics are shaped by the scale of each competitor and the ability of each competitor to develop innovative products, with energy efficiency and environmentally conscious building solutions in demand. Technological advancements in materials and adoption of new construction methods also continue to shape the competitive environment. An increasingly important differentiator is the ability of product and solutions providers to supply entire systems, allowing significant cost and time savings. The market is further shaped by each company’s distribution capabilities, as well as its ability to provide comprehensive service and support to customers.
While we compete with a range of local, regional and multi-national firms, given our broad offering of products and solutions across both the commercial and residential end markets, we do not face competition across all of our product offerings from any one particular competitor. Principal competitors across our products in North America include Carlisle, CertainTeed, GAF, Johns Manville, Owens Corning and RPM. While larger companies maintain strong positions due to their extensive, differentiated product portfolios and established brands, regional players and new entrants also seek to capitalize on specialized areas of the market by offering tailored solutions to meet the unique demands of specific geographic areas.

Culture & Employees
The numbers of our employees fluctuate depending on the time of year due to seasonality. During our primary operational seasons, including our support operations in Colombia and our trading operations, we have more than 19,000 employees, of which approximately 6,600 are salaried and approximately 12,500 are hourly. Approximately 6,000 of the hourly employees are employed under collective bargaining agreements and various supplemental agreements with local unions.
Recruiting, developing and retaining diverse and qualified employees is essential to implementing our strategy and maintaining our competitive position. We are a people-first company and we believe that investing in training supports skill development, employee retention and long-term business continuity. We take care of our team by providing them with the tools, training and time to perform their work safely and successfully. This welcoming and productive workplace is achieved by providing competitive wages and benefits, and by providing a safe and respectful work environment. We embrace the diverse backgrounds and viewpoints of our team members so that we may learn from one another, and continue to improve our culture.
Properties & Facilities
Our aggregates operations include quarries, production facilities, fixed and mobile processing plants and depot-retail facilities. Our cement manufacturing facilities include quarries, crushing plants, raw mills, kilns, finish mills, silos and distribution terminals. As part of our vertically integrated business model, we have established a large operating footprint comprised of over 1,000 sites and facilities, including 18 cement plants, 45 building envelope facilities, 141 terminals, 55 cementitious product operations, 269 ready-mix concrete plants, 462 aggregates operations, 35 concrete product sites, 50 asphalt operations and five research and development application centers. Additionally, we maintain a commercial real estate presence throughout the United States and Canada. These locations consist of owned and leased properties that are primarily utilized as offices for administrative and business purposes. We have a principal executive office in Zug, Switzerland, operational headquarters in Chicago and regional offices throughout the United States and Canada (including in Nashville, Toronto and Calgary), as well as shared service centers in Colombia.
Our extensive network of quarries, pits and mills provide us with raw materials such as hard rock, sand and gravel to manufacture various building materials such as aggregates, cement, asphalt, ready-mix concrete and other concrete products. Our reserves and resources are sourced from 373 aggregates pits and quarries and 16 cement quarries in diverse geological settings strategically located in or near key markets across the United States and Canada. Most cement plants have one or more associated quarries adjacent to the plant. Our vast network of pits and quarries includes primarily production sites, although some are in the development and exploration stages. The majority of production sites use surface mining methods.

We generally own or lease the real estate on which our main raw materials, aggregates and other minerals are located. Of our 373 aggregates pits and quarries, 239 are on owned lands, 111 are on leased lands and 23 are on lands owned in part and leased in part. Of our 16 cement quarries, 15 are on owned lands and one is on leased land. None of our mineral reserve and resource sites are deemed individually material to our business or financial condition. The following map presents the location of our mining properties:

Hudson Bay
CANADA
UNITED STATES
MÉXICO
Gulf of Mexico
Aggregate Sites
Cement Sites
Esri, HERE, Garmin, USGS, EPA

As of December 31, 2024, our Building Materials segment includes estimated total reserves of 7,597 million tons (consisting of 4,049 million tons of proven reserves and 3,548 million tons of probable reserves) and estimated total resources of 6,570 million tons (consisting of 1,076 million tons of measured resources, 1,557 million tons of indicated resources and 3,937 million tons of inferred resources). Our reserve and resource estimates have been estimated by qualified persons in accordance with Subpart 1300 of SEC Regulation S-K.
Reserves
A mineral reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of a qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. Mineral reserves are classified into two categories — probable and proven reserves — based on geological confidence and the application of modifying factors to demonstrate that the extraction of indicated or measured mineral resources is economically viable under reasonable investment and market assumptions. A probable mineral reserve is the economically mineable part of an indicated and, in some cases, a measured mineral resource. A proven mineral reserve is the economically mineable part of a measured mineral resource.
Our estimated 4,049 million tons of proven reserves and 3,548 million tons of probable reserves are broken down by material type (between hard rock and sand & gravel). Reserve estimates include hard rock and sand & gravel of suitable quality that are economically viable for extraction based on drilling, sampling, testing and modeling completed by or under the supervision of qualified persons, as well as supervised contractors and consultants. The application of reasonable modifying factors including economic, operational, commercial, legal, environmental compliance, permitting and other factors have been considered by the qualified persons in converting indicated or measured resources to reserves.

In the United States, the average sales price during the year ended December 31, 2024 was $18 per ton for aggregates and $170 per ton for cement. In Canada, the average sales price during the year ended December 31, 2024 was $13 per ton for aggregates and $168 per ton for cement. These prices, which are used for estimation of both mineral reserves and resources, are impacted by product mix, geographic location and foreign currency rates.
The following table provides a summary of our proven and probable reserves as of December 31, 2024:

(In millions of tons, except for percentage data)	Reserves
	Proven			Probable			Total
	Total	Hard Rock	Sand & Gravel	Total	Hard Rock	Sand & Gravel	Total	Hard Rock	Sand & Gravel
Aggregates
United States	1,442	81%	19%	1,476	96%	4%	2,918	89%	11%
Canada	1,024	92%	8%	1,554	86%	14%	2,578	89%	11%
Sub Total	2,466	86%	14%	3,030	91%	9%	5,496	89%	11%

Cement
United States	1,491	100%	—	159	100%	—	1,650	100%	—
Canada	92	100%	—	359	100%	—	451	100%	—
Sub Total	1,583	100%	—	518	100%	—	2,101	100%	—

Total	4,049	91%	9%	3,548	92%	8%	7,597	92%	8%

Resources
Mineral resources represent concentrations or occurrences of material of economic interest in or on the earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable.
Mineral resources are classified into three categories — measured, indicated or inferred resources — in order of decreasing geological confidence. A measured mineral resource is that part of the mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling in sufficient detail to support detailed extraction planning and final evaluation of the economic viability of the deposit to be quarried or mined. An indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling in sufficient detail to support mine planning and evaluation of the economic viability of the deposit of the material to be quarried or mined. Inferred mineral resources are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.
Although an inferred resource may not be converted to a mineral reserve, indicated or measured resources can be converted to reserves by the application of certain modifying factors which include, but are not limited to, consideration of mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental compliance, plans, permitting and other factors. An indicated resource can be converted to a probable reserve, and a measured resource can be converted to a probable or proven reserve. We conduct investigations in order to apply modifying factors in sufficient detail to evaluate the economic viability and support the conversion of indicated and measured resources to probable and proven reserves.
There is no certainty that any of our indicated or measured resources will be converted into proven or probable reserves in the future, and the resources reported have not been fully assessed using modifying factors.

The following table provides a summary of our measured, indicated and inferred resources as of December 31, 2024:

(In millions of tons, except for percentage data)	Resources
	Measured			Indicated			Total Measured & Indicated			Inferred			Total
	Total	Hard Rock	Sand & Gravel	Total	Hard Rock	Sand & Gravel	Total	Hard Rock	Sand & Gravel	Total	Hard Rock	Sand & Gravel
Aggregates
United States	779	64%	36%	329	86%	14%	1,108	70%	30%	1,451	93%	7%	2,559
Canada	129	58%	42%	722	84%	16%	851	80%	20%	2,023	80%	20%	2,874
Sub Total	908	63%	37%	1,051	85%	15%	1,959	74%	26%	3,474	86%	14%	5,433

Cement
United States	168	100%	—	506	100%	—	674	100%	—	143	100%	—	817
Canada	—	—	—	—	—	—	—	—	—	320	100%	—	320
Sub Total	168	100%	—	506	100%	—	674	100%	—	463	100%	—	1,137

Total	1,076	69%	31%	1,557	90%	10%	2,633	81%	19%	3,937	87%	13%	6,570

Additional Information
The following table provides a summary of our mineral reserve and resource sites as of December 31, 2024 along with the extraction for the years ended December 31, 2024, 2023 and 2022:

	Additional Information
	No. of Sites				Extraction (in millions of tons)
	Total	Owned	Leased	Owned & Leased	2024	2023	2022	Years to Depletion(1)
Aggregates
United States	147	88	51	8	61	63	57	49
Canada	226	151	60	15	60	65	57	43
Sub Total	373	239	111	23	121	128	114	46

Cement
United States	12	12	—	—	25	24	25	67
Canada	4	3	1	—	5	5	5	85
Sub Total	16	15	1	—	30	29	30	71

Total	389	254	112	23	151	157	144

(1)	Based on average extraction during the years ended December 31, 2024, 2023 and 2022.
Internal Controls
We have established internal control processes to support the annual reporting of resources and reserves. Reserve and resource estimates are completed using internal and external qualified persons to estimate mineral reserves and resources, and are subject to annual review by management teams in conjunction with the relevant qualified persons. This review includes scrutinizing the major assumptions used in determining estimates to ensure they are materially accurate. For reserve and resource additions, management, together with internal and external qualified persons, performs its due diligence and reviews the study of technical, environmental, economic and operating factors, as well as applicable supplemental information, including the site’s geology and quality.
The qualified persons use a number of sources of geological information to estimate reserves and resources for production and development stage sites, including geological mapping, drilling, sampling and testing of sites. The type of drilling and testing depends on the type and complexity of the deposit, as well as whether it is a greenfield or production site. Mineral exploration requirements such as frequency of sampling are determined by the qualified persons and geological/mining experts based on the specific characteristics of the site and the underlying geology in order to properly characterize the deposit. Sample testing can include gradational, physical and chemical testing depending on the site and the intended product to be used or sold. In rock environments, geological core logging is undertaken. Collected samples are analyzed at internal company laboratories or regionally and/or nationally accredited laboratories for all relevant analyses and tests to confirm the quality of the material and the types of products that can be produced.
The reserve and resource estimates include allowances for processing and wash loss that can occur when the mineral is extracted and processed into a saleable product.
Our estimates of reserves and resources are based on the relative confidence of the geology and the application of modifying factors where applicable. The economic viability of our reserves is evaluated by the application of modifying factors and involves review by various internal departments. There are inherent risks associated with estimates of mineral reserves and resources. Risks include, but are not limited to, accuracy and completeness of geological information, data interpretation and interpolation, changing geotechnical, market and permitting conditions and other operational and economic factors. These risks are assessed by qualified persons and our management team on a periodic basis to determine if adjustments are required as new information becomes available. Our estimated reserves and resources are based on the best information available at the time of reporting. These estimates are reviewed and updated whenever new and relevant information is obtained at any of our sites that indicate changes in the reported reserves and resources.
Regulatory Matters
Our operations are subject to and affected by federal, state, provincial and local laws and regulations relating to, among other things, environmental matters (including climate change and greenhouse gas emissions), health and safety matters (including related to the use of hazardous materials), consumer protection, trade regulations, anti-bribery, anti-corruption and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. In addition, the applicability and interpretation of these laws and regulations often are uncertain, particularly in new and rapidly evolving areas of the law, such as those relating to climate change.
Our mining operations are required to comply with government land use plans and zoning requirements. We are required by government authorities to obtain specific licenses and permits to allow for the extraction and processing of mineral reserves. These requirements vary between the United States and Canada, between individual states and provinces, and within local markets. The terms and general availability of government permits required to conduct our business influence the scope of our operations on the respective sites. The time periods for these operating licenses and permits can vary between jurisdictions and sites. We are also required to adhere to applicable restrictions, often including establishing appropriate environmental management systems, to minimize the risk that necessary permits are revoked, modified or not renewed. We are also subject to multiple laws that require us, as a mine operator, to reclaim and restore properties after mining activities have ceased. As a result, we are required to record reasonable provisions for such reclamation in our combined financial statements.
We are also subject to the Foreign Corrupt Practices Act in the United States and similar anti-bribery, anti-money laundering, anti-corruption, antitrust and other international laws and regulations applicable in Switzerland and other jurisdictions in which we operate. Such laws generally prohibit, among other things, corruptly providing, offering, promising or authorizing, directly or indirectly, anything of value to foreign officials, political parties or candidates for political office or private parties for the purposes of obtaining or retaining business. Although we have implemented policies and procedures, there can be no assurance these will be sufficient to prevent or detect these inappropriate practices. See “Risk Factors—Risks Relating to Regulatory and Legal Matters.”
U.S. Regulation
Because we work with hazardous materials, we are subject to the rules and regulations promulgated by the EPA and other governmental agencies responsible for regulating environmental, health and safety matters. For example, in late 2010, the EPA issued the final Portland Cement National Emission Standard for Hazardous Air Pollutants (“Portland Cement NESHAP”) under the CAA. After certain amendments to the rule, the Portland Cement NESHAP requires Portland cement plants to limit mercury emissions, total hydrocarbons, hydrochloric acid and particulate matter. We incur substantial operating costs at each plant to comply with the Portland Cement NESHAP and other environmental, health and safety regulations, which have become and will likely continue to become increasingly stringent over time. We may incur significant capital expenditures in order to comply with these regulations and we may incur penalties if we fail to comply.
Under certain environmental laws and regulations, liability associated with investigation or remediation of hazardous substances can arise at a broad range of properties, including properties currently or formerly owned or operated by Holcim, as well as facilities at which any hazardous substances or wastes generated by us were sent for treatment, storage or disposal, or any areas affected while any hazardous substances or wastes were transported. Such laws and regulations may apply without regard to fault, causation or knowledge of contamination. We occasionally evaluate alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities (or ongoing operational or construction activities) may lead to hazardous substance releases or discoveries of historical contamination that must be remediated, and closures of facilities may trigger compliance requirements that are not applicable to operating facilities. While compliance with these laws and regulations has not materially adversely affected our operations in the past, we cannot assure you that these requirements will not change, and that compliance will not adversely affect our operations in the future. Furthermore, existing or future circumstances or developments with respect to the impact of our operations may require us to make significant remediation or restoration expenditures, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.
We are also subject to the broader regulatory scheme of the CAA. We have in the past, and may in the future, face fines and be subject to consent decrees for violating certain portions of the CAA.
In addition, we are subject to U.S. federal and state rules and regulations related to water and waste disposal, such as the federal CWA. Determinations by a state, federal or local agency, court or other governmental body that our practices do not meet the legal requirements of any of the laws to which we are subject could result in fines, investigations and consent decrees which would negatively impact our business and reputation.
Canadian Regulation
In Canada, we are subject to various federal, provincial, territorial, and municipal laws and regulations governing air emissions, water quality, wastewater discharges and solid and hazardous waste disposal, as well as regulations designed to protect threatened or endangered species. The Canadian environmental regulation is the responsibility of both the federal and provincial governments. While provincial governments and their delegates are responsible for most environmental regulation, the federal government can regulate environmental matters where they impact matters of federal jurisdiction or when they arise from operations that are subject to federal jurisdiction. In addition to the federal regulations listed below, we may be subject to various rules and regulations promulgated by the provincial governments.
For example, the CEPA focuses on the prevention and management of risks posed by toxic and other harmful substances, as well as management of environmental and human health impacts of hazardous wastes, environmental emergencies and other sources of pollution. Certain substances used in or produced by our mining or other operations, as well as downstream wastes generated by the operation of our business may bring us under the purview of the CEPA. The Impact Assessment Act (the “IAA”) requires that certain operations be subject to an environmental assessment prior to federal authorities deciding that an operation may proceed. Such operations include, but are not limited to, those that take place at wildlife areas or involve the construction, operation, decommissioning, abandonment or expansion of a new or existing stone quarry or sand or gravel pit with a certain level of production. Our mining or other operations at certain areas may bring us under the purview of the IAA, which would subject us to an environmental assessment by the Impact Assessment Agency of Canada. Complying with such assessment may cause potential delay to and additional costs associated with our mining or other operations.
In addition, the federal and provincial governments in Canada impose standards on mining activities in order to reduce or eliminate the effects of waste generated and subsequently emitted into the air or water. The construction and commercial operation of mining sites require compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of land and water.
Furthermore, Canada has committed to reducing greenhouse gas emissions by 30% from 2005 levels by 2030. Various jurisdictions in Canada have also adopted greenhouse gas related regulations that may directly and indirectly affect our business. Specifically, Canada, where we produce cement, has a cap-and-trade system, which imposes a dollar/carbon tax applied directly to oil and gas emissions. Any new carbon emission caps or taxes, or any tightening of existing caps, could increase our energy costs and have a material adverse effect on our business, financial condition, liquidity and results of operations.
Health & Safety
The health and safety of our employees is a core value integrated into all aspects of our business. As accountability and responsibility for health and safety belongs to our management team, we have a comprehensive safety operating model, and we believe all of our employees are empowered with the necessary training to safely and effectively perform their responsibilities. We monitor and measure our safety performance, assess the effectiveness of our programs and determine improvement actions on a periodic basis. Specific areas of review include training programs; audit; best practices; and leading indicators, such as near-miss reporting and root cause analysis of all lost-time injuries. Across our businesses, we have implemented initiatives to improve safety in the workplace.
We regularly conduct surveys that measure our health and safety engagement. We also have systems in place to identify leading indicators of safety performance and act upon changes to these indicators. We also seek the assistance of outside parties in identifying potential safety trends and ways to mitigate identified risks. Our management team reviews a variety of key performance safety indicators to drive continual improvement, and updates are provided to corporate management by the business units throughout the year. During the year ended December 31, 2024, our core business segments recorded lower total recordable incident rate (TRIR) averages than the applicable industry average. These results can be attributed to our comprehensive, integrated approach to drive sustained exceptional performance in safety. We are committed to provide the resources and tools, including systems, processes and procedures that promote a culture of positive and proactive safety and a safe working environment.
Legal Proceedings
In the ordinary course of conducting our business activities, we are involved in judicial, administrative and regulatory investigations and proceedings, as well as lawsuits and claims of various natures, involving both private parties and governmental authorities, relating to product liability, general and commercial liability, competition, environmental, employment, health and safety and other matters. These claims and proceedings include insured and uninsured matters that are brought on an individual, collective, representative and class-action basis. Such proceedings may have a material adverse effect on our reputation, business, financial position, results of operations and cash flows.

MANAGEMENT
Executive Management
Following the Spin-off, the Company will be an independent, publicly traded company. Our Board of Directors will delegate the operational management of the Company entirely to our Chief Executive Officer and the other members of our executive management team (“Executive Management”) within the limits permitted by law and subject to the powers and duties remaining with the Board of Directors pursuant to the Organizational Regulations (as defined in “—Organizational Regulations”).
Executive Management is responsible for the implementation of resolutions of our Board of Directors and, within the operational management delegated to Executive Management pursuant to the Organizational Regulations, is responsible for our daily business operations. In case of matters requiring approval by our Board of Directors as a matter of law, the New Articles or the Organizational Regulations, Executive Management submits corresponding proposals to our Board of Directors or to a committee of our Board of Directors.
The Chief Executive Officer leads Executive Management. The Chief Executive Officer is appointed and dismissed by our Board of Directors with input from our Nomination & Governance Committee (our “Nomination & Governance Committee”), and the other members of Executive Management are appointed and dismissed by our Board of Directors with input from our Compensation Committee. Each committee prepares all relevant decisions of the Board of Directors in relation to their respective nominations of the Chief Executive Officer and other members of Executive Management and submits proposals and recommendations to the Board of Directors.
The following table sets forth information regarding the individuals who are expected to be appointed by our Board of Directors and serve as our executive officers and members of Executive Management following the Spin-off, including their positions after the Spin-off, and is followed by biographies of each such person. All of these individuals (other than Mr. Jenisch, Mr. Brouwer, Mr. Gosa and Mr. Poletti) will work primarily from our operational headquarters in Chicago. While some of our executive officers are currently officers and employees of Holcim, none of these individuals will be employees of Holcim following completion of the Spin-off. The information set forth below is as of March 31, 2025.

Name	Age	Position
Jan Philipp Jenisch	58	Chief Executive Officer and Chairman
Roald Brouwer	50	Chief Technology Officer
Stephen Clark	56	Chief People Officer
Nollaig Forrest	48	Chief Marketing and Corporate Affairs Officer
Jake Gosa	50	President, Building Envelope
Mario Gross	46	Chief Supply Chain Officer
Jaime Hill	55	President, Building Materials
Ian Johnston	50	Chief Financial Officer
Samuel J. Poletti	44	Chief Strategy and M&A Officer
Denise R. Singleton	62	Chief Legal Officer and Corporate Secretary

Jan Philipp Jenisch
Mr. Jenisch will serve as our Chief Executive Officer and Chairman of the Board of Directors. Mr. Jenisch has served as Chairman of the Parent Board of Directors since 2023, where he was tasked with leading the planned U.S. listing of Holcim’s North American business. Mr. Jenisch also served as Chief Executive Officer of Holcim from 2017 to April 2024, where he transformed Holcim into a leader in advanced building solutions and helped Holcim reach new levels of financial performance. Before joining Holcim, Mr. Jenisch served as Chief Executive Officer of Sika AG from 2012 to 2017. Under his leadership, Sika AG set new performance standards for sales and profitability, becoming a member of the Swiss Market Index (“SMI”), which is made up of the 20 largest and most liquid stocks listed on SIX.
Mr. Jenisch studied in the United States and Switzerland, obtaining his MBA from the University of Fribourg in 1993. In 2021, he received a Dr. h.c. for his accomplishments as Chief Executive Officer of two SMI companies.

Mr. Jenisch’s qualifications include his two-time experience as a public company chief executive officer for global companies with significant operations and customer bases in North America, his deep experience leading organic and inorganic growth at the enterprise level and his understanding of the Amrize Business, including the Company’s customers, markets and external stakeholders.
Roald Brouwer
Mr. Brouwer will serve as our Chief Technology Officer. Mr. Brouwer currently serves as Holcim’s Senior Vice President, Group Head of Decarbonization, a position he has held since 2022. Prior to joining Holcim, Mr. Brouwer held several positions at Shell plc, including as Director Energy Transition Technologies, Global Technology Deployment Consultant, Team Lead Carmon Creek Field Development Project and Reservoir Engineering Advisory Heavy Oil from 2014 to 2022. Mr. Brouwer holds a Master of Science degree in Geochemistry from Utrecht University in Utrecht, Netherlands and a PhD in Petroleum Engineering from Delft University of Technology in Delft, Netherlands.
Stephen Clark
Mr. Clark will serve as our Chief People Officer, a role he has held for Holcim’s North American business since August 2024. Prior to joining Holcim, Mr. Clark served as Executive Vice President and Chief Human Resources Officer of Gainwell Technologies LLC from 2022 to July 2024. Prior to that, Mr. Clark held several positions at Lear Corporation, including Chief Administrative Officer, Asia-Pacific and Global Vice President of Leadership & Organizational Development, Total Rewards and Human Resources Shared Services from 2018 to 2022. From 2015 to 2017, Mr. Clark served as Senior Vice President, Chief Human Resources and Corporate Services Officer for Vista Outdoor, Inc. Mr. Clark holds a Master of Organizational Behavior from the Brigham Young University Marriott School of Business in Provo, Utah, and a Bachelor of Arts degree in French and Psychology from Brigham Young University.
Nollaig Forrest
Ms. Forrest will serve as our Chief Marketing and Corporate Affairs Officer. Ms. Forrest currently serves as Holcim’s Chief Sustainability Officer, a position she has held since 2023, overseeing sustainability, corporate affairs and health and safety. Prior to her role as Chief Sustainability Officer, Ms. Forrest served as Holcim’s Global Head of Corporate Affairs from 2020 to 2024, overseeing corporate communications, branding and government and public affairs. Prior to joining Holcim, Ms. Forrest was Vice President, Corporate Communications for Firmenich SA from 2014 to 2020. Ms. Forrest holds a Master of Arts degree in International Relations from the Graduate Institute of International Studies in Geneva, Switzerland.
Jake Gosa
Mr.Gosa will serve as our President of Building Envelope. Previously, Mr. Gosa served as Executive Vice President and Chief Commercial Officer for Beacon Building Products, where he has held several executive roles of increasing responsibility from 2007 to 2025. Prior to that, Mr. Gosa served in a variety of roles for Elk Corporation and GAF Roofing. Mr. Gosa holds a Bachelor of Business degree from Shepherd University in Shepherdstown, West Virginia.
Mario Gross
Mr. Gross will serve as our Chief Supply Chain Officer. Mr. Gross currently serves as Chief Operating Officer of Holcim Building Envelope, a position he has held since January 2024. Prior to serving as Chief Operating Officer, Mr. Gross served as Chief Procurement Officer of Parent from 2020 to January 2024, Senior Project Leader, Lafarge Holcim Group from 2019 to 2020 and Chief Executive Officer, Lafarge Malaysia from 2018 to 2019. Prior to joining Holcim, Mr. Gross was Head of Global Procurement, Engineering, Quality, and Sustainability at Sika AG from 2013 to 2017. Mr. Gross holds an MBA from the University of Strathclyde in Glasgow, United Kingdom, and a Bachelor of Arts degree in Economy & Law from Saarland University in Saarbrucken, Germany.

Jaime Hill
Mr. Hill will serve as our President, Building Materials. Mr. Hill currently serves as Holcim’s Region Head North America, a position he has held since September 2024. Prior to serving as Region Head North America, Mr. Hill served in various other roles at Holcim, including Chief Executive Officer of Holcim Mexico from 2019 to 2024, Chief Executive Officer of Holcim Colombia from 2015 to 2019 and Commercial Director of Holcim Colombia from 2008 to 2014. Mr. Hill holds a Bachelor of Science degree in Business Administration from Georgetown University in Washington, D.C.
Ian Johnston
Mr. Johnston will serve as our Chief Financial Officer, a role he has held for Holcim’s North American business since 2018. Mr. Johnston has 26 years of experience with Holcim, including as Chief Financial Officer, U.S. from 2016 to 2018, Chief Financial Officer, Canada from 2015 to 2016 and Chief Financial Officer, Western Canada from 2012 to 2015. Mr. Johnston holds a Bachelor of Commerce degree in Accounting with honors from the University of Ottawa in Ottawa, Canada. Mr. Johnston became a Chartered Professional Accountant in 1999.
Samuel J. Poletti
Mr. Poletti will serve as our Chief Strategy and M&A Officer. Mr. Poletti currently serves as Holcim’s Global Head of M&A, a position he has held since 2018. Mr. Poletti has served in various other roles at Holcim, including as Vice President, Senior M&A Manager from 2014 to 2018 and Assistant Vice President, Head of Strategy and Business Development South Asia from March 2014 to July 2014. Mr. Poletti holds a Master of Arts degree in Law & Economics from the University of St. Gallen in St. Gallen, Switzerland and a Bachelor of Arts degree in Law & Economics from the University of St. Gallen.
Denise R. Singleton
Ms. Singleton will serve as our Chief Legal Officer and Corporate Secretary, a role she has held for Holcim’s North American business since September 2024. Prior to joining Holcim, Ms. Singleton served as Executive Vice President, General Counsel and Secretary of WestRock Company from 2022 to September 2024. From 2015 to 2022, Ms. Singleton served as Senior Vice President, General Counsel and Corporate Secretary of IDEX Corporation. From 2011 to 2015, she served as Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer of SunCoke Energy, Inc. Ms. Singleton holds a Juris Doctor degree from Georgetown University Law Center in Washington, D.C. and a Bachelor of Arts degree in Journalism from Marquette University in Milwaukee, Wisconsin.
Board of Directors
The following table sets forth information with respect to those persons who are expected to serve on our Board of Directors following the completion of the Spin-off, and is followed by biographies of each such individual. The biography of Jan Philipp Jenisch is provided above under the heading “Executive Management.” The members of the Board of Directors are expected to be elected by Parent (as sole shareholder of the Company) to serve on our Board of Directors as of the Ex-Dividend Date. The information set forth below is as of March 31, 2025.

Name	Age	Position
Jan Philipp Jenisch	58	Chief Executive Officer and Chairman
Theresa Drew	67	Director
Nicholas Gangestad	60	Director
Dwight Gibson	50	Director
Holli Ladhani	54	Director
Michael E. McKelvy	66	Director
Jürg Oleas	67	Director
Robert S. Rivkin	64	Director
Katja Roth Pellanda	50	Director
Maria Cristina A. Wilbur	57	Director

Theresa Drew
Ms. Drew most recently served as Managing Partner for Deloitte & Touche LLP (“Deloitte”) for the Carolinas Practice from 2011 until her retirement in 2019, where she oversaw the growth of the practice from 600 to nearly 2,000 professionals and was responsible for the strategic direction of Deloitte’s efforts and activities across North Carolina and South Carolina. Ms. Drew started her career at Deloitte in 1979 and served in various leadership roles during her 40-year tenure, including as Managing Partner of the San Diego Practice and Audit Partner-in-Charge in Phoenix, where her responsibilities included talent acquisition, development and retention, as well as growth and community involvement. In addition to her leadership roles, she served as a Lead Client Service Partner and Audit Partner for many of Deloitte’s significant clients in a variety of industries. Ms. Drew assisted clients with initial public offering services, start-up and growth company activities, SEC reporting and periodic filings and regulatory issues. Ms. Drew also served on Deloitte’s Nominating Committee, which is responsible for chief executive officer succession and director selection for Deloitte’s board of directors, and she chaired the firm’s national committee to determine Deloitte’s strategy relative to privately held businesses. Ms. Drew also led transition labs to help onboard Deloitte’s new managing partners.
Since 2018, Ms. Drew has served on the board of directors of Sonoco Products Company, where she serves as Chair of the Audit Committee and a member of the Financial Policy Committee. In 2019, Ms. Drew joined the board of directors of The Cato Corporation, where she serves as Chair of the Audit Committee. Ms. Drew graduated summa cum laude from Northern Arizona University in Flagstaff, Arizona with a Bachelor of Science degree in Accountancy. Ms. Drew’s qualifications include her significant financial audit expertise, including experience advising clients on spin-offs and IPO readiness and advising clients in the industrial sector, her service on the boards of publicly-listed companies, including as audit committee chair, and her significant leadership roles at Deloitte, including on committees related to leadership succession and board selection.
Nicholas Gangestad
Mr. Gangestad most recently served as Chief Financial Officer of Rockwell Automation, Inc. (“Rockwell”) from 2021 until his retirement in 2024, overseeing all financial management aspects of Rockwell. Prior to that, Mr. Gangestad served as Chief Financial Officer of 3M Company (“3M”) from 2014 to 2020, where he was responsible for modifying 3M’s capital structure and capital allocation, managing over $15 billion of mergers and acquisitions as part of the portfolio transformation, improving the finance organization structure and processes and leading a team of 2,000 finance employees. Before he served as Chief Financial Officer of 3M, Mr. Gangestad served as Controller and Chief Accounting Officer from 2011 to 2014, where he led management contact for the Audit Committee, reengineered mergers and acquisitions integration and divestiture processes and established several international shared service centers that resulted in $200 million in annual cost savings. Earlier in his 35-year tenure at 3M, from 1987 to 2010, Mr. Gangestad provided financial leadership for various sectors, including the industrial, consumer and health care sectors.
Since 2023, Mr. Gangestad has served as a member of the board of directors of Nucor Corporation, where he serves on the Audit Committee. In 2024, Mr. Gangestad joined the board of directors of Genpact Limited, where he serves on the Audit Committee. Mr. Gangestad holds an MBA from the University of Minnesota in Minneapolis, Minnesota and a Bachelor of Arts degree in Accounting and Finance from Augsburg University in Minneapolis, Minnesota. Mr. Gangestad’s qualifications include his service as a chief financial officer and as a board director for multiple publicly-listed industrial companies, with expertise managing significant portfolio transformations, as well as leading functions with significant oversight of, compliance, financial planning, treasury, tax and information technology matters.
Dwight Gibson
Mr. Gibson has served as an Operating Partner and member of the Investment Committee for Pritzker Private Capital since 2024. Prior to that, Mr. Gibson served as President and Chief Executive Officer and as a member of the board of directors of BlueLinx Holdings Inc. (“BlueLinx”) from 2021 to 2023, where he developed and executed strategic and operational plans to maximize financial performance. Before joining BlueLinx, Mr. Gibson served in various leadership roles at SPX FLOW, Inc. from 2016 to 2021, including as Chief Commercial Officer and President of Food and Beverage and Industrial Segments. Prior to these roles, Mr. Gibson worked for Ingersoll Rand Inc. for 11 years, including as President of Climate Strategic Initiatives and Vice President & General Manager of Transport Solutions for Europe, Middle East, Russia and Africa.

Since 2019, Mr. Gibson has served as a member of the board of directors of Interface, Inc., where he serves on the Compensation Committee. Mr. Gibson holds a Master of Science degree in International Strategy and Diplomacy from the London School of Economics and Political Science in London, United Kingdom, an MBA from Stanford University in Palo Alto, California and a Bachelor of Business Administration degree from Howard University in Washington, D.C. Mr. Gibson’s qualifications include his relevant experience as a chief executive officer, senior executive and board director for companies in the building products industry, as well as his demonstrated and deep experience managing complex supply chains, multi-faceted sales channels, product development, M&A and M&A integration in global roles spanning operations, commercial, general management strategy and business development.
Holli Ladhani
Ms. Ladhani most recently served as President, Chief Executive Officer and a member of the board of directors of Select Energy Services, Inc. (“SES”) (now known as Select Water Solutions, Inc.) from 2017 to 2021. Prior to that, Ms. Ladhani worked at Rockwater Energy Solutions, Inc. (“RES”) from 2010 to 2017, in roles of increasing responsibility, including serving as Chairman and Chief Executive Officer, up until RES merged with SES in 2017. Prior to joining RES, Ms. Ladhani was with Dynegy, Inc. for 10 years, where she served as the Executive Vice President and Chief Financial Officer from 2005 to 2010 and as Chief Accounting Officer and Treasurer prior to that. Ms. Ladhani’s prior experience also includes time with PricewaterhouseCoopers, where she served in the final position of Senior Manager in the Oil and Gas Audit division.
Ms. Ladhani currently serves as a member of the board of directors of Quanta Services, Inc., where she serves on the Investment Committee and Audit Committee. Ms. Ladhani previously served on the board of directors of Marathon Oil from 2021 to 2024, Priority Power Management from 2021 to 2024, SHINE Technologies, LLC from 2022 to 2024, Noble Energy Inc. from 2017 to 2020, Atlantic Power Corporation from 2010 to 2018, Rosetta Resources Inc. from 2013 to 2015 and Price Gregory from 2008 to 2009. Ms. Ladhani holds an Executive MBA from Rice University in Houston, Texas and a Bachelor of Business Administration degree in Accounting from Baylor University in Waco, Texas. Ms. Ladhani’s qualifications include her experience as a chief executive officer and chief financial officer of companies in the energy, chemicals and infrastructure sectors, where she was responsible for leading significant transactions and effectively allocating capital in capital-intensive industries, and her significant experience on the boards of publicly-listed companies, including serving as chair of various committees.
Michael E. McKelvy
Mr. McKelvy has served as President, Chief Executive Officer and a member of the board of directors of McDermott International, Ltd (“McDermott”) since 2022. Prior to joining McDermott, Mr. McKelvy served as President and Chief Executive Officer of Gilbane Building Company (“Gilbane”) from 2014 to 2022, where he was responsible for developing and executing strategic growth and operational plans. Before joining Gilbane, Mr. McKelvy worked at CH2M HILL Companies, Ltd (“CH2M”) for 26 years, where he advanced through increasingly significant general management and executive roles, including Chief Delivery Officer, where he was responsible for global operations, strategy and delivery. Mr. McKelvy spent his early career in operations as an architect and project manager at C.H. Guernsey & Company and Lockwood Greene, which became part of CH2M.
Mr. McKelvy previously served on the board of directors of RPS Group PLC from 2018 to 2023, Gilbane Inc. from 2017 to 2022 and CH2M from 2007 to 2014. Mr. McKelvy holds a Bachelor of Science degree in Environmental Design from the University of Oklahoma in Norman, Oklahoma and a Bachelor of Architecture degree from Louisiana Tech University in Ruston, Louisiana. Mr. McKelvy’s qualifications include his experience in the global engineering, procurement and construction sector, including serving diverse clients in connection with large-scale infrastructure, environmental and transportation projects, his experience in leadership roles with oversight of risk, quality, safety, security, procurement, project controls and design and his prior board experience for both publicly-listed and private companies of relevant scale and sector.
Jürg Oleas
Mr. Oleas most recently served as Chief Executive Officer of GEA Group AG (“GEA”), a position he held from 2004 to 2019. Prior to serving as Chief Executive Officer of GEA, Mr. Oleas held several other positions on GEA’s Executive Board, dating back to when he first joined the company in 2001. Before joining GEA, Mr. Oleas spent nearly twenty years at ABB and the Alstom Group, where he served in a variety of management positions including President, Alstom Switzerland and Managing Director, Combined Cycle Gas Turbine Plants.

Mr. Oleas has served as a member of the Parent Board of Directors since 2016 and also from 2014 to 2015. Currently, Mr. Oleas serves on the Audit Committee of Parent’s Board of Directors and the Parent NCGC. From 2020 to April 2025, Mr. Oleas served as Chairman of the Board of Directors of HOCN AG, where he also served as a member of the Audit Committee and the Nomination and Compensation Committee. In addition, Mr. Oleas has served as a member of the board of directors of RUAG International Holding AG since 2011, where he currently serves on the Audit Committee. Mr. Oleas holds a Master of Science degree in Mechanical Engineering from the Swiss Federal Institute of Technology in Zurich, Switzerland. Mr. Oleas’s qualifications include his experience as a public company chief executive officer from the industrial manufacturing sector and running businesses of global reach and scale, his significant experience on the boards of publicly-listed companies, including as chair, and his understanding of the Amrize Business.
Robert S. Rivkin
Mr. Rivkin has served as Senior Vice President and Chief Legal Officer for United Airlines Holdings, Inc. (“United”) since 2019, where he leads United’s legal department, including the corporate, securities, finance, commercial, litigation, government contracts, intellectual property, antitrust, environmental, employment and international groups. Mr. Rivkin is also responsible for security, facilitation, compliance, ethics and investigations. Prior to joining United, Mr. Rivkin served as deputy mayor of the City of Chicago from 2017 to 2019, where he oversaw the implementation of Mayor Rahm Emanuel’s key priorities across city departments and agencies, focusing his efforts on economic development, job creation and retention and infrastructure. Prior to that, Mr. Rivkin served of counsel at Riley Safer Holmes & Cancila LLP from 2016 to 2017 and as Deputy General Counsel of Delta Air Lines, Inc. (“Delta”) from 2013 to 2016, where he was responsible for addressing governmental regulation and oversight in the U.S. and abroad, as well as litigation, antitrust, employment and real estate legal issues. Before joining Delta, Mr. Rivkin served four years as General Counsel of the U.S. Department of Transportation from 2009 to 2013, after being nominated by President Barack Obama and unanimously confirmed by the U.S. Senate. Earlier in his career, Mr. Rivkin was Deputy General Counsel of Aon Corporation and General Counsel of the Chicago Transit Authority. Mr. Rivkin also has worked in private law practice, as a federal prosecutor, for the British Parliament and at the European Commission in Brussels, Belgium.
Mr. Rivkin graduated magna cum laude from Harvard College in Cambridge, Massachusetts, received a Juris Doctor degree from Stanford Law School in Stanford, California, where he was an associate editor of the Stanford Law Review, and clerked for Judge Joel M. Flaum of the U.S. Court of Appeals for the 7th Circuit. Mr. Rivkin’s qualifications include his expertise in regulatory and legal matters across both the private and public sectors, his service at in-house roles with oversight of significant infrastructure-related investment and key legal matters, including security, safety, compliance and antitrust, and his experience in private practice advising clients on infrastructure, domestic and international business regulation and commercial litigation.
Katja Roth Pellanda
Ms. Roth Pellanda has served as Group General Counsel for Zurich Insurance Group Ltd since 2020 (“Zurich Insurance”), where she leads the global legal function responsible for advising the business on all legal matters, corporate governance, litigation and investigations and regulatory relations. Before joining Zurich Insurance, Ms. Roth Pellanda served in a variety of roles at Novartis AG, including as Head of Corporate Governance, Corporate Law and People & Organization Legal, from 2015 to 2020. Prior to that, Ms. Roth Pellanda was an attorney for Bär & Karrer AG from 2005 to 2015, focusing on financial regulations, corporate governance, board advisory, reorganizations, mergers and acquisitions, capital markets and employee matters.
Ms. Roth Pellanda has served as a member of the board of directors for Farmers Group, Inc. since 2022 and Zurich Italy Bank S.p.A. since 2021, both privately held subsidiaries of Zurich Insurance. Since 2023, she is a member of the SIX Exchange Regulatory Board. Ms. Roth Pellanda holds a Master of Laws degree from the London School of Economics and Political Science in London, United Kingdom, a Doctor of Laws degree from the University of Zurich in Zurich, Switzerland and a Licentiate in Law from the University of Basel in Basel, Switzerland. Ms. Roth Pellanda’s qualifications include her experience as a senior legal and governance leader with extensive experience as an external advisor and in-house leader for multinational organizations with significant operations in both Switzerland and the United States and her expertise in M&A, restructurings, spin-offs, corporate law, capital markets and labor law, including in executive compensation.

Maria Cristina A. Wilbur
Ms. Wilbur has served as Chief People Officer and Head of Group Human Resources for F. Hoffman-La Roche, Ltd. (“Roche”) since 2016, leading all aspects of Roche’s people and culture function across the globe, including strategies and execution for business partnering, talent management and executive and board-level remuneration. Ms. Wilbur started at Roche in 2002 and has served in various leadership roles during her tenure, including as Global Head Human Resources, Diagnostics Division and Regional Head of Human Resources, North America. Prior to joining Roche, Ms. Wilbur worked for EG&G, Inc. (and PerkinElmer Optoelectronics following its acquisition by EG&G, Inc.) from 1988 to 2002, where she last served as Director of Human Resources, Global Operations, West Coast Region and U.S. Payroll.
Ms. Wilbur holds a Bachelor of Science in Accounting from California Polytechnic State University in Pomona, California. Ms. Wilbur’s qualifications include her experience as a human resources leader for multinational organizations with significant operations in both Switzerland and the United States and her expertise in executive and board compensation, leadership succession planning, talent transformation initiatives at scale and other critical areas.
Election and Term of Office
The New Articles provide that the Board of Directors is composed of at least three members, including the chairman of our Board of Directors (the “Chairman”). Members of the Board of Directors and the Chairman are elected individually by shareholders at the annual general meeting of shareholders for a one-year term ending upon completion of the annual general meeting of shareholders following their election and may only be removed by shareholders at the annual general meeting of shareholders.
Organizational Regulations
In connection with the Spin-off, our Board of Directors will adopt new organizational regulations (the “Organizational Regulations”) in the form attached as an exhibit to the registration statement of which this information statement is a part. The Organizational Regulations contain rules governing, among other things, the Board of Directors’ decision-making and delegation process. Such rules describe the duties, tasks, composition and procedures of the Board of Directors. The Board of Directors will enact the Organizational Regulations with effect as of the Ex-Dividend Date. A copy of the Organizational Regulations will be available at our website at www.amrize.com. The information on our website is not incorporated by reference into this document and should not be considered to be a part of this document. Our website address is included in this document as an inactive textual reference only.
Powers and Duties
Our Board of Directors is responsible for the ultimate direction of the Company. Such responsibility includes the duty to select carefully, to instruct properly and to supervise diligently the Chief Executive Officer and the other members of Executive Management, and to provide oversight of technological developments.
The Board of Directors’ non-transferable and inalienable duties include: (i) the ultimate direction of the Company and issuing the necessary directives; (ii) determining the organization of the Company; (iii) determining the principles of accounting, financial controlling and financial planning; (iv) appointing and removing the persons entrusted with the management and representation of the Company; (v) supervising the persons entrusted with the management of the Company (in particular with respect to their compliance with the law, the New Articles, regulations and directives); (vi) the preparation of the annual management report, the annual consolidated accounts and the annual standalone financial statements prepared pursuant to Swiss law, the annual compensation report prepared pursuant to Swiss law, the annual report regarding non-financial matters prepared pursuant to Swiss law and other reports which must be approved by the Board of Directors, (vii) the convening of annual and extraordinary general meetings of shareholders and the implementation of their resolutions; (viii) filing a request for a moratorium and the notification to the court in the event of over-indebtedness; (ix) the adoption of resolutions concerning the implementation of changes in the share capital to the extent such power is vested in the Board of Directors, as well as resolutions concerning the confirmation of changes in the share capital and the respective amendments to the New Articles; and (x) all other non-transferable and inalienable duties and powers of the Board of Directors foreseen by the Swiss Federal Merger Act or other applicable law.

In accordance with the New Articles and the Organizational Regulations, the Board of Directors will delegate the operational management of the Company, within the limits permitted by and subject to the powers and duties remaining with the Board of Directors pursuant to the Organizational Regulations, to Executive Management. The Board of Directors remains entitled to resolve on any matters which are not delegated to or reserved for the general meeting of shareholders or another executive body of the Company by law, the New Articles or the Organizational Regulations. Additionally, the Board of Directors remains responsible for the central decisions of the investment policy. Further, the Board of Directors may, at any time on a case-by-case basis according to the general reservation of powers provided for in the Organizational Regulations, intervene in the tasks and powers of an executive body subordinated to it and resolve on the relevant matter itself.
Corporate Governance Guidelines
Our Board of Directors is further expected to adopt corporate governance guidelines (the “Corporate Governance Guidelines”), as required by the regulations of NYSE, that will provide a framework for the effective governance of our business. The Corporate Governance Guidelines will address significant corporate governance issues, including, among other things, qualification standards for directors, director independence, the leadership of our Board of Directors, roles and responsibilities of our Board of Directors, director compensation and equity ownership, committee membership and structure, meetings and executive sessions and director selection. A copy of the Corporate Governance Guidelines will be available at our website at www.amrize.com. The information on our website is not incorporated by reference into this document and should not be considered to be a part of this document. Our website address is included in this document as an inactive textual reference only.
We will also publish an annual corporate governance report including important information on the management and control mechanisms at the highest corporate level (or giving specific reasons why this information is not disclosed) as required by SIX Directive on Information relating to Corporate Governance (including its annex and commentary) dated 29 June 2022.
Director Independence
Our Board of Directors, with input from our Nomination & Governance Committee, will annually determine whether each non-employee member of our Board of Directors is considered independent under NYSE’s independence standards and the Corporate Governance Guidelines. Our Board of Directors will make this determination in accordance with the Corporate Governance Guidelines along with applicable SEC and NYSE rules. Our Board of Directors expects to determine that each of Ms. Drew, Mr. Gangestad, Mr. Gibson, Ms. Ladhani, Mr. McKelvy, Mr. Oleas, Mr. Rivkin, Ms. Roth Pellanda and Ms. Wilbur is independent. Therefore, a majority of our Board of Directors will be comprised of independent directors upon completion of the Spin-off.
Leadership Structure
The Chairman, like the other members of the Board of Directors, will be elected by shareholders at the annual general meeting of shareholders. Pursuant to the Corporate Governance Guidelines, the role of Chairman may be held by a management employee or a non-independent director. Also under the Corporate Governance Guidelines and Organizational Regulations, if the Chairman is a management employee or a non-independent director, the independent directors on our Board of Directors will select a lead director from the independent directors (the “Lead Independent Director”) to serve as a liaison between the Chairman and the other independent directors, among other duties and responsibilities. The Lead Independent Director, if any, will be confirmed annually. If our shareholders have appointed an independent director as Chairman and our Board of Directors has not appointed a Lead Independent Director, the Chairman shall assume the roles of both the Chairman and Lead Independent Director, as appropriate and reasonable. The Lead Independent Director, if any, will have a prominent role in our oversight, with broad purview and responsibilities to counterbalance and complement the role of the Chairman, should they be a non-independent director. Given that Mr. Jenisch, the Chairman of our Board of Directors, is not an independent director, Mr. Gangestad will serve as the Lead Independent Director.
Role of Our Board of Directors in Risk Oversight
Our Board of Directors is expected to take an active role in risk oversight, both as a full board and through its committees, each of which will have primary risk oversight responsibility with respect to all matters within the scope of its duties as contemplated by its charter. In addition, the Audit Committee of our Board of Directors (our “Audit

Committee”) is expected to have primary responsibility for overseeing the assessment of risks and our risk management programs. While our management will be responsible for the day-to-day management of the various risks facing our operations, our Board of Directors, both as a full board and through its committees, will be responsible for monitoring management’s actions and decisions. As a part of its oversight responsibilities, our Board of Directors and, in particular, our Audit Committee, will regularly monitor management’s processes for identifying and addressing areas of material risk, including operational, financial, information security, legal, regulatory, strategic, environmental, social and reputational risks. In doing so, our Board of Directors and our Audit Committee will receive regular assistance and input from the other committees of our Board of Directors, as well as regular reports from members of senior management.
Selection of Nominees for Directors
Our Nomination & Governance Committee and our other directors will be responsible for recommending nominees for membership to our Board of Directors. The director selection process is described in detail in the Corporate Governance Guidelines. In determining candidates for nomination, our Nomination & Governance Committee will seek the input of the Chairman and, if the Chairman is a management employee or a non-independent director, the Lead Independent Director. In addition, periodically our Nomination & Governance Committee may engage a third-party search firm to assist in identifying candidates who have desired experience and expertise, and meet the qualification guidelines set forth in the Corporate Governance Guidelines. The Corporate Governance Guidelines will include qualification guidelines for directors standing for re-election and new candidates for membership on our Board of Directors. All candidates will be evaluated by our Nomination & Governance Committee using these qualification guidelines and any other factors our Nomination & Governance Committee deems relevant.
Committees of the Board of Directors
Effective upon the completion of the Spin-off, our Board of Directors is expected to have three standing committees: an Audit Committee, a Compensation Committee and a Nomination & Governance Committee.
Members of the Compensation Committee are elected individually by shareholders at the annual general meeting of shareholders for a one-year term ending upon completion of the annual general meeting of shareholders following their election and may only be removed by shareholders at the annual general meeting of shareholders. Members of the other committees of the Board of Directors are appointed and may be removed by the Board of Directors.
The principal functions of each committee are briefly described below. We intend to comply with the listing requirements and other rules and regulations of NYSE and SIX, as well as Swiss laws, as amended or modified from time to time, with respect to each of these committees, and each of these committees will be comprised exclusively of independent directors. Additionally, our Board of Directors may, from time to time, establish other committees to facilitate its oversight and management of our business and affairs.
Audit Committee
Our Audit Committee will be responsible for, among other things:
•
providing oversight of the integrity of our financial statements and financial reporting process, our compliance with legal and regulatory requirements, our system of internal controls and our audit process;

•	overseeing our internal auditors and the performance, qualification and independence of our independent registered public accounting firm; and
•
assisting the Board of Directors in fulfilling its responsibilities with respect to identifying and addressing areas of material risk, including operational, financial, information security, legal, regulatory, strategy, environmental, social and reputational risk.

Effective upon the completion of the Spin-off, our Audit Committee is expected to consist of Ms. Drew, Mr. Gibson and Mr. Rivkin, with Ms. Drew serving as chair. Rule 10A-3 under the Exchange Act and the rules of NYSE require that our Audit Committee have at least one independent member upon the listing of Company Shares, have a majority of independent members within 90 days of the date of this information statement and be composed entirely of independent members within one year of the date of this information statement. Our Board of Directors expects to determine that Ms.

Drew, Mr. Gibson and Mr. Rivkin each meet the definition of “independent director” for purposes of serving on our Audit Committee under Rule 10A-3 under the Exchange Act and the rules of NYSE and each member of our Audit Committee also meets the financial literacy requirements of NYSE. In addition, our Board of Directors expects to determine that Ms. Drew will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our Board of Directors will adopt a written charter for our Audit Committee, which will be available on our principal corporate website at www.amrize.com substantially concurrently with the completion of the Spin-off. The information contained on, or that can be accessed through, any website we refer to in this information statement does not and will not constitute a part of this information statement or the registration statement of which this information statement is a part; we have included this website address solely as an inactive textual reference.
Compensation Committee
Our Compensation Committee will be responsible for, among other things:
•	succession planning for members of Executive Management (other than the Chief Executive Officer) and recommending management nominees to the Board of Directors;
•	supporting the Board of Directors in establishing and reviewing our compensation strategy and guidelines;
•
supporting the Board of Directors in preparing the motions to the annual general meeting of shareholders regarding the compensation of the members of the Board of Directors and Executive Management; and

•
proposing to the Board of Directors the compensation policy for the Chief Executive Officer and the members of Executive Management, as well as the objectives for the respective current year for the Chief Executive Officer and the members of Executive Management.

The New Articles provide that our Compensation Committee will be composed of at least three members of the Board of Directors. Effective upon the completion of the Spin-off, our Compensation Committee is expected to consist of Ms. Wilbur, Mr. Gangestad and Ms. Roth Pellanda (as elected by Parent, as sole shareholder of the Company, at an extraordinary general meeting of shareholders in May 2025), with Ms. Wilbur serving as chair. Our Board of Directors expects to determine that Ms. Wilbur, Mr. Gangestad and Ms. Roth Pellanda each meet the definition of “independent director” for purposes of serving on our Compensation Committee under the rules of NYSE. All members of our Compensation Committee are “non-employee directors” as defined in Rule 16b-3 under the Exchange Act. Our Board of Directors will adopt a written charter for our Compensation Committee, which will be available on our principal corporate website at www.amrize.com substantially concurrently with the completion of the Spin-off. The information contained on, or that can be accessed through, any website we refer to in this information statement does not and will not constitute a part of this information statement or the registration statement of which this information statement is a part; we have included this website address solely as an inactive textual reference.
Nomination & Governance Committee
Our Nomination & Governance Committee will be responsible for, among other things:
•	identifying individuals qualified to become members of the Board of Directors and recommending director nominees to the Board of Directors for motions to the annual general meeting of shareholders;
•	succession planning for the Chief Executive Officer; and
•	developing and recommending corporate governance guidelines to the Board of Directors for approval.
Effective upon the completion of the Spin-off, our Nomination & Governance Committee is expected to consist of Mr. Oleas, Ms. Ladhani and Mr. McKelvy, with Mr. Oleas serving as chair. Our Board of Directors expects to determine that Mr. Oleas, Ms. Ladhani and Mr. McKelvy each meet the definition of “independent director” for purposes of serving on our Nomination & Governance Committee under the rules of NYSE. Our Board of Directors will adopt a written charter for our Nomination & Governance Committee, which will be available on our principal corporate website at www.amrize.com substantially concurrently with the completion of the Spin-off. The information contained on, or that can be accessed through, any website we refer to in this information statement does not and will not constitute a part of this information statement or the registration statement of which this information statement is a part; we have included this website address solely as an inactive textual reference.

Compensation Committee Interlocks and Insider Participation
During the fiscal year ended December 31, 2024, we were not an independent company and did not have a Compensation Committee or any other committee serving a similar function. Decisions as to the compensation of those who will serve as members of our Board of Directors and Executive Management were made by Parent, as described in “Compensation Discussion and Analysis.”
Family Relationships
There are no family relationships among any of our directors or executive officers.
Indemnification and Insurance
Subject to Swiss law, the New Articles provide for indemnification of the members of our Board of Directors and Executive Management. Additionally, prior to the completion of the Spin-off, we expect to enter into indemnification agreements with all of the members of our Board of Directors and Executive Management that provide them and their heirs, executors and administrators with additional indemnification and related rights. We also expect to purchase and maintain directors’ and officers’ liability insurance that covers certain liabilities and expenses of our directors and officers. See “Description of Share Capital and New Articles—Indemnification of Directors and Officers.”
Code of Business Conduct
Prior to the completion of the Spin-off, we will adopt a written code of business conduct that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our principal corporate website at www.amrize.com. The information contained on, or that can be accessed through, any website we refer to in this information statement does not and will not constitute a part of this information statement or the registration statement of which this information statement is a part; we have included this website address solely as an inactive textual reference. In addition, we intend to post on our website all disclosures that are required by law or the rules of NYSE and SIX concerning any amendments to, or waivers from, any provision of the code.

COMPENSATION DISCUSSION AND ANALYSIS
Amrize is currently a part of Holcim, and our Compensation Committee has not yet been formed. While our anticipated executive compensation programs and policies have been reviewed by the Nomination, Compensation, and Governance Committee of the Parent Board of Directors (the “Parent NCGC”), our pay programs and policies following the Distribution remain subject to review and approval by our own Compensation Committee once formed. Accordingly, this Compensation Discussion and Analysis discusses Holcim’s historical compensation programs as applied to the individuals who are expected to be our “named executive officers” (“NEOs”) and outlines certain aspects of our anticipated post-Distribution compensation structure for those individuals.
For purposes of this Compensation Discussion and Analysis, we refer to the following individuals as our NEOs:
•	Jan Philipp Jenisch, who is expected to serve as our Chief Executive Officer;
•	Ian Johnston, who is expected to serve as our Chief Financial Officer;
•	Jamie Gentoso, who is our former President, Building Envelope;
•	Jaime Hill, who is expected to serve as our President, Building Materials;
•	Nollaig Forrest, who is expected to serve as our Chief Marketing and Corporate Affairs Officer; and
•	Toufic Tabbara, who is our former President, Building Materials.
Each of the NEOs are long-term Holcim employees other than Mr. Jenisch, who was employed as Chairman and Chief Executive Officer of Holcim from January 1, 2024 to April 30, 2024 before transitioning into the role of “Non-Executive Chairman” of Holcim effective May 1, 2024. As such, their compensation and benefits are consistent with those provided by Holcim. In each case the primary components of their total direct compensation consist of base salary, annual cash incentive and long-term equity incentive awards. However, Mr. Jenisch did not participate in Holcim’s performance-based annual cash incentive plan (the “Parent Cash Incentive Plan”) or Holcim’s performance-based long-term equity incentive plan (the “Parent Equity Incentive Plan”) while serving as the Non-Executive Chairman of Holcim.
With the Distribution, several of our leaders have assumed new leadership roles in Amrize. Some compensation actions taken for 2025 reflect the anticipated roles in Amrize, where such decisions are described in more detail below. After the Distribution, we will review the compensation for all of our executive officers and determine the appropriate compensation, benefits and perquisites for them. Accordingly, the compensation, benefits and perquisites provided to them after the Distribution will not necessarily be the same as those discussed below.
The descriptions of our compensation, benefits and perquisites relate to a combination of U.S.-based individuals and those that are based, or have been based, outside of the United States. For those based outside the United States, we have noted differences due to currencies, as well as local country customs and practices.
The majority of our leaders are current members of Parent’s executive committee and therefore participate in Holcim’s total-company incentive plans. However, Mr. Hill and Mr. Johnston have been based in North America and are not members of Parent’s executive committee. In some cases, their incentive program structures deviate somewhat from Holcim’s plans. The primary descriptions below relate to Holcim’s plans, and key differences are highlighted for select individuals and rewards programs.
Executive Summary
Holcim’s compensation philosophy is to provide competitive awards that enable the attraction and retention of a strong leadership team, while also supporting the achievement of strong business results and the creation of shareholder value. Amrize is expected to apply a similar compensation philosophy following the Distribution. Holcim’s compensation programs focus primarily on salaries, annual cash incentives that measure a range of financial and non-financial results, and long-term equity incentives that are 100% performance-based and create strong alignment with shareholder interests. The pay programs described below largely reflect the programs in place at Holcim in 2024 prior to the Distribution. We have also described the expected treatment of in-process incentive programs as a result of the Distribution, and where defined, outlined our expected pay approaches following the Distribution.

Highlights of Holcim’s financial performance in 2024 include:
•	Recurring EBIT of CHF 5,049 million, up 10.5% organically, with a Recurring EBIT margin of 19.1%;
•	Free Cash Flow after leases generation of CHF 3,801 million and cash conversion of 57%; and
•	Return on Invested Capital (ROIC) rose to 11.2%, while earnings per share before impairment and divestments hit a new high of CHF 5.70.
Based on these results, the performance cycles ending in 2024 delivered strong payouts. The 2024 performance-based cash incentive awards for our NEOs resulted in payouts that ranged from 157% to 173% of target (other than for Mr. Tabbara, whose payout was capped at 100% of target due to his separation from Holcim). Parent PSUs which have a three-year performance cycle running from 2022 to 2024 and a performance measurement year of 2024 achieved a payout of 167% of target payout. For Parent PSOs which have a five-year performance cycle running from 2020 to 2024 and a performance measurement year of 2024, the maximum number of Parent Shares was earned for the 2020 to 2024 period based on achieving relative total shareholder return levels above the 84th percentile of the Holcim Peer Group.
The Employee Matters Agreement will govern the treatment of outstanding Parent Equity Awards held by Amrize Employees, including each of our NEOs, at the Ex-Dividend Date. As described in more detail in the Employee Matters Agreement, for holders of Parent Equity Awards that are Amrize Employees, Parent Equity Awards that are outstanding on the Ex-Dividend Date will be converted into equity awards denominated in Company Shares. The terms of such awards (such as the term and exercisability) will generally be the same as the terms that were applicable to the corresponding Parent Equity Awards, except that certain changes to the evaluation of the performance-based vesting conditions will apply from and after the Ex-Dividend Date. See “The Separation and Distribution—Treatment of Parent Equity Awards.”
Holcim’s and Amrize’s Executive Compensation Philosophy
We expect that our executive compensation philosophy will be consistent with that used by Holcim prior to the Distribution. In addition, we expect that our pay programs following the Distribution will generally include the same pay elements as Holcim’s executive compensation programs prior to the Distribution, though the exact structure of the pay programs may differ somewhat. Following the Distribution, our Compensation Committee will review all aspects of compensation and may make adjustments that it believes are appropriate in structuring our executive compensation arrangements.
Holcim’s and our expected compensation programs are designed and administered around the following core principles:
1.	Establish a strong link between pay and performance, drive sustainable and social impact, accelerate innovation, and create shareholder value.
2.	Attract, retain, and motivate a highly talented leadership team.
3.	Align executives’ interests with shareholders’ interests.
4.	Reinforce business strategies and drive long-term sustained shareholder value.
At Holcim, and continuing with Amrize, executive compensation programs are focused on achieving strategic operating goals and financial performance that ultimately drive shareholder returns.
How Holcim Determines Executive Compensation
The Parent NCGC typically determines compensation for members of Parent’s executive committee. The Parent NCGC has also evaluated pay approaches for those individuals who are designated to be our NEOs and other executive officers, where some of these individuals are not formally members of Parent’s executive committee.
For 2024, the Parent NCGC continued to work with a nationally recognized accounting firm as its independent advisor on executive compensation matters. This firm performs work at the direction and under the supervision of the Parent NCGC and provides other services to Holcim with clear rules in place to ensure the independence of the firm. In connection with the Spin-off, Holcim engaged Semler Brossy Consulting Group (“Semler Brossy”) as its

independent advisor on executive compensation matters related to the establishment of go-forward executive pay approaches for the Company. Semler Brossy performs work at the direction and under the supervision of the Parent NCGC and provides no services to Holcim other than those for the Parent NCGC.
Oversight Responsibilities for Executive Compensation
In connection with the Spin-off, we expect that our Board of Directors will adopt a Compensation Committee charter that will grant our Compensation Committee similar responsibilities to the compensation-related elements of the Parent NCGC, and will be aligned with the requirements set forth in the New Articles. See “Description of Share Capital and New Articles—Compensation Rules.” This charter will include the authority to retain an independent advisor for the purpose of reviewing and providing guidance related to executive compensation programs. See “Management—Committees of the Board of Directors—Compensation Committee.”
Summarized in the table below are responsibilities for Holcim’s executive compensation.

General Meeting of Shareholders	• Approve the maximum aggregate compensation of the members of our Board of Directors on an annual basis
• Approve the maximum aggregate compensation of the members of our Executive Management on an annual basis
• Approve the annual compensation report prepared pursuant to Swiss law

•
Set, through the New Articles, maximum terms and notice periods for employment agreements as well as principles for variable and equity-based compensation and for certain other compensation elements in relation to our Board of Directors and Executive Management

Nomination, Compensation & Governance Committee	• Establish executive compensation philosophy

•
Recommend to the Parent Board of Directors incentive compensation programs and target performance expectations for annual cash incentive awards under the Parent Cash Incentive Plan and Parent’s other cash incentive plans (“Cash Incentive Awards”) and Parent Equity Awards under the Parent Equity Incentive Plan

•
Recommend to the Parent Board of Directors all compensation actions for the executive officers, other than the Chief Executive Officer (including base salary, target and actual Cash Incentive Awards and target and actual Parent Equity Awards)

•
Recommend to the full Parent Board of Directors compensation actions for the Chief Executive Officer (including base salary, target and actual Cash Incentive Awards and target and actual Parent Equity Awards)

All Independent Board Members	• Assess performance of the Chief Executive Officer
• Approve all compensation actions for the Chief Executive Officer and executive officers (including base salary, target and actual Cash Incentive Awards and target and actual Parent Equity Awards)

Independent Advisor
•
Provide independent advice, research and analytical services on a variety of subjects to the Parent NCGC, including compensation of executive officers, nonemployee director compensation and executive compensation trends

• Participate in the Parent NCGC meetings as requested and communicates with the Chair of the Parent NCGC between meetings

Chief Executive Officer	• Provide a performance assessment of the other executive officers
• Recommend compensation targets and actual awards for the other executive officers

In addition to Holcim and individual performance, the Parent NCGC considers a broad number of facts and circumstances in finalizing executive officer pay decisions, including competitive analysis, experience in role, and degree of Company impact.
Holcim Conducts a Competitive Analysis
For the 2024 pay reflected in the descriptions below and under “Executive and Director Compensation—Summary Compensation Table,” NEO pay was generally evaluated against market surveys relative to the roles the individuals performed within Holcim prior to formal Amrize roles being defined. During 2024, the Parent NCGC also sought to ensure a complete and robust picture of the overall compensation environment for our Chief Executive Officer and other NEOs. For this assessment, compensation was evaluated against both a defined public company peer group and published compensation surveys. These public company peers and surveys represent large industrial companies with revenue comparable to our anticipated size.
Following the Distribution, we expect that our Compensation Committee, with the assistance of its independent advisor, will make reference to published compensation surveys and public company peer group practices in determining appropriate NEO compensation practices.
Peer Group Selection Overview
Holcim uses a select group of peer companies (the “Amrize Peer Group”) to benchmark pay levels and design features, including mix and performance criteria, as well as to test the link between pay and performance. The Amrize Peer Group reflects the industries and markets in which Amrize operates and competes. The primary focus of the Amrize Peer Group is large U.S.-based companies in the building products and construction materials sectors, though it also includes other large manufacturing and materials companies.
To help guide the Amrize Peer Group selection process in an objective manner, the Parent NCGC established the following criteria for companies to be in the Amrize Peer Group:
•	Publicly traded U.S. companies to reflect Amrize’s North American talent and business markets for pay design and performance comparisons;
•	Companies similar in revenue size to Amrize, defined as approximately 1/3 to three times Amrize’s anticipated revenue level; and
•
Primary focus on companies in the building products and construction materials sectors. However, having only a limited number of comparably sized companies in these sectors at a sufficient scale required looking at adjacent business segments like specialty chemicals, industrial conglomerates and industrial machinery and supplies, where preference was given to firms that make products used in building and construction activities.

Amrize Peer Group
The Amrize Peer Group will initially include the following companies (though the list of companies is subject to the approval of, and change by, our Compensation Committee after the Distribution):

3M Company	Dupont de Nemours	Owens Corning
Builders FirstSource	Johnson Controls International	PPG Industries
Carlisle Companies	Martin Marietta Materials	RPM International
Carrier Global	Masco	The Sherwin-Williams Company
Celanese	Nucor	Trane Technologies
CRH	Otis Worldwide	Vulcan Materials Company

Components of Holcim’s and Amrize’s Executive Compensation Program
The components of Holcim’s executive compensation program align with our compensation philosophy and core principles. We expect that our initial NEO compensation program will contain similar components. Following the Distribution, our Compensation Committee will review the compensation programs and may make certain changes to ensure alignment with our compensation philosophy and their view of our business needs and strategic priorities.

Direct Compensation Components

Pay Element	Purpose	2024 Structure	Performance Objectives
Base Salary	• Attract and retain	• Fixed amount paid periodically in cash	• Rate reflects role and individual performance
Cash Incentive Awards	• Reward for short-term performance	• For most NEOs listed, this is an annual variable amount paid half in cash and half in shares that are deferred for three years before distribution • Mr. Hill and Mr. Johnston are paid fully in cash	• Recurring EBIT growth • Free cash flow after leases • Holcim relative revenue and EBIT growth rates • Health, Safety and Environment
Parent Equity Awards	• Reward for long-term performance • Align with shareholder interests • Attract, motivate, and retain	• PSUs subject to three-year vesting • PSOs subject to five-year vesting
•
Earnings per share before impairment and divestments (“EPS”)
•
Return on invested capital (“ROIC”)
•
Sustainability (net CO2 emissions, quantity of waste recycled and freshwater withdrawals)
•
Relative total shareholder return

In addition to the direct compensation elements noted above, the NEOs are eligible for certain benefits and deferred compensation programs consistent with other senior leaders within Holcim and described in more detail below.
Target Compensation Positioning vs. Market
Consistent with our compensation philosophy to provide rewards that enable us to attract and retain strong leaders to drive business results, we generally approximate market median pay for comparable positions at similar companies. Positioning can vary somewhat based on factors such as experience in the role and individual performance.
Target Pay Mix
Compensation of our NEOs for 2024 generally reflects the Holcim executive pay approach for 2024 rewards. This approach reinforces a strong pay-for-performance philosophy, where approximately 42% to 65% of targeted total direct compensation for these individuals is at risk and actual results can vary with Holcim’s financial results and share price. Holcim believes this approach motivates executives to consider the impact of their decisions on shareholder value. This performance-based pay mix approach will continue with Amrize, and overall pay may be more at-risk when positioned against U.S. market pay references and based on the go-forward roles within Amrize. Mr. Jenisch did not participate in the Parent Cash Incentive Plan or the Parent Equity Incentive Plan while serving as the Non-Executive Chairman of Holcim from May 1, 2024 to December 31, 2024, though he did participate while he was employed as Chairman and Chief Executive Officer of Holcim from January 1, 2024 to April 30, 2024.
While a considerable portion of pay is at-risk, we believe the pay approach provides enough balance to mitigate incentives to take excessive risks for the business. Key mitigating factors include:
•	Annual cash incentives represent a material portion of pay, though long-term equity incentives are a larger portion of overall pay on average;
•
The Parent Cash Incentive Plan and the Parent Equity Incentive Plan measure a variety of goals including absolute financial performance achievement and relative financial performance achievement, as well as health, safety and environment goals;

•	Equity awards are earned over three- and five-year periods, encouraging sustained, strong, long-term performance; and
•	Policies like ownership guidelines, anti-hedging/pledging of shares and malus and clawbacks.

2024 Compensation Program Details and Decisions
Annual Base Salary
The table below shows the annual base salary rate of our NEOs as of December 31, 2024 and their go-forward base salaries for 2025, which became effective on January 1, 2025, except for Mr. Jenisch, which will be effective on May 15, 2025. Base salaries for 2024 reflect executives’ roles within Holcim, while base salaries for 2025 reflect their roles with us. During 2024, base salary adjustments were made to Mr. Jenisch (upon his transition to the role of Non-Executive Chairman of Holcim), Mr. Hill (upon his transition to the role of President, Building Materials for Holcim’s North American business) and Mr. Johnston (as he took on leadership of the finance function for Holcim’s North American business). The base salaries for 2024 listed below for these individuals reflect their annual base salary rates as of December 31, 2024 and are therefore different from the base salaries for 2024 provided for these individuals in “Executive and Director Compensation—Summary Compensation Table,” which reflect the actual base salary pay received by these individuals across the varying roles during the year ended December 31, 2024.
Mr. Jenisch’s base salary for the period from January 1, 2025 until May 14, 2025 is aligned with his base salary for the period in 2024 when he served in the Non-Executive Chairman role. Mr. Jenisch will be employed as Chairman and Chief Executive Officer of the Company following the Spin-off, and as such Mr. Jenisch’s rate of salary is being reduced, as the target pay will be re-balanced to align with U.S. Chief Executive Officer pay mixes where there is a greater emphasis on at-risk, performance-based compensation.

Name	2024 Base Salary	2025 Base Salary
Jan Philipp Jenisch(1)	$1,605,150	$1,304,489
Ian Johnston(2)	$500,000	$700,000
Jaime Hill(3)	$700,000	$700,000
Jamie Gentoso(4)	$700,000	$700,000
Nollaig Forrest(5)	$597,780	$686,340
Toufic Tabbara(6)	$700,000	$—

(1)
Mr. Jenisch’s base salary was adjusted to $1,605,150 effective on May 1, 2024 upon his transition to the Non-Executive Chairman role. From January 1, 2024 to April 30, 2024, his salary was $1,992,600. Mr. Jenisch’s salary will remain at $1,605,150 for the period from January 1, 2025 until May 14, 2025, and will shift to the 2025 rate of salary of $1,304,489 effective as of May 15, 2025. Values for Mr. Jenisch reflect a conversion from CHF to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (1.1070).

(2)
Mr. Johnston’s base salary was adjusted to $500,000 effective on April 1, 2024 as he took on leadership of the finance function for Holcim’s North American business. From January 1, 2024 to March 31, 2024, his base salary was $372,750.

(3)
Mr. Hill’s base salary was adjusted to $700,000 effective on September 1, 2024 upon his transition to the role of President, Building Materials for Holcim’s North American business. From January 1, 2024 to August 31, 2024, his base salary was $430,531 (which reflects a conversion from MXN to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (0.0484)).

(4)	Ms. Gentoso is no longer serving in the role of President, Building Envelope for Holcim’s North American business.
(5)	Values for Ms. Forrest reflect a conversion from CHF to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (1.1070).
(6)
Mr. Tabbara is no longer serving in the role of President, Building Materials for Holcim’s North American business, and he will not serve as a member of our Executive Management during any period in 2025. As such, 2025 base salary is not included.

Cash Incentive Awards
Cash Incentive Award Performance Measures
The design of the Parent Cash Incentive Plan and Parent’s other cash incentive plans ensures that its executives maintain a strong focus on financial metrics (such as revenue growth and earnings growth) that have been shown to be closely linked to shareholder value creation over time. For 2024, Cash Incentive Awards were based on the formula, measures and weightings described below. The Parent NCGC approves these factors at the beginning of each fiscal year.

The final payout factor for Cash Incentive Awards is based on actual performance on each measure and the weighting of that performance measure. Each element is outlined in the table below for the Holcim-level participants (Mr. Jenisch (during his tenure as Chief Executive Officer of Holcim) and Ms. Forrest). Mr. Jenisch did not participate in the Parent Cash Incentive Plan while serving as the Non-Executive Chairman of Holcim.

Measurement Type	Metric	Weighting
Absolute Financial Performance	• Free cash flow after leases • Recurring EBIT growth	35% 20%
Relative Financial Performance(1)	• Relative sales and recurring EBIT growth	30%
Non-Financial Performance	• Health, Safety and Environment	15%

(1)
Measured versus a group of 14 public company peers across Cement, Building Materials and Construction, which includes Acciona, ACS, Bouygues, Buzzi Unicem, Carlisle, Cemex, CRH, Heidelberg Materials, James Hardie, RPM, Saint-Gobain, Sika, Vicat and Vinci (the “Holcim Peer Group”).

Mr. Johnston, Mr. Hill and Mr. Tabbara received Cash Incentive Awards under the North American Cash Incentive Plan that were tied to the performance of Holcim’s North American business, as shown in the table below. Key differences from Cash Incentive Awards under the Parent Cash Incentive Plan include the use of geography- and/or business-unit-specific EBIT and Free Cash Flow as performance metrics, as detailed below.

Measurement Type	Metric	Weighting
Absolute Financial Performance	• North America Free Cash Flow after leases • North America Recurring EBIT	35% 20%
Relative Financial Performance(1)	• Relative sales and recurring EBIT growth	30%
Non-Financial Performance	• North America Health, Safety and Environment	15%

(1)	Measured versus the Holcim Peer Group.
Ms. Gentoso received Cash Incentive Awards under the Building Envelope Cash Incentive Plan that were tied to the performance of the Building Envelope business unit that she oversees, as shown in the table below. Key differences from Cash Incentive Awards under the Parent Cash Incentive Plan include the use of business-unit-specific EBIT and Free Cash Flow as performance metrics, as detailed below.

Measurement Type	Metric	Weighting
Absolute Financial Performance	• Building Envelope Free Cash Flow after leases • Building Envelope Recurring EBIT	35% 20%
Relative Financial Performance(1)	• Relative sales and recurring EBIT growth	30%
Non-Financial Performance	• Building Envelope Health, Safety and Environment	15%

(1)	Measured versus the Holcim Peer Group.

Target Cash Incentive Award Opportunities
Cash Incentive Award targets for Holcim executives are set as a percentage of base salary, consistent with market practice for the respective roles. The targets noted below reflect the roles of the individuals within Holcim. For 2025, including after the Distribution, Cash Incentive Award opportunities will reflect the NEOs’ anticipated roles with us. The target percentage for Cash Incentive Awards is reviewed regularly against market data and approved annually.

Name	2024 Base Salary	2024 Target Cash Incentive Award Percentage	2024 Target Cash Incentive Award
Jan Philipp Jenisch(1)	$1,605,150	—	$ 830,250
Ian Johnston(2)	$500,000	60%	$266,934
Jaime Hill(3)	$700,000	90%	$382,212
Jamie Gentoso	$ 700,000	90%	$ 630,000
Nollaig Forrest(4)	$597,780	90%	$538,002
Toufic Tabbara	$700,000	90%	$630,000

(1)
Target Cash Incentive Award for Mr. Jenisch represents 125% of base salary from January 1, 2024 to April 30, 2024 (with a base salary of $1,992,600, which reflects a conversion from CHF to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (1.1070)). Mr. Jenisch did not participate in the Parent Cash Incentive Plan while serving as the Non-Executive Chairman of Holcim from May 1, 2024 to December 31, 2024.

(2)
Target Cash Incentive Award for Mr. Johnston represents 45% of base salary from January 1, 2024 to March 31, 2024 (with a base salary of $372,750) and 60% of base salary from April 1, 2024 to December 31, 2024 (with a base salary of $500,000).

(3)
Target Cash Incentive Award for Mr. Hill represents 60% of base salary from January 1, 2024 to August 31, 2024 (with a base salary of $430,531, which reflects a conversion from MXN to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (0.0484)) and 90% of base salary from September 1, 2024 to December 31, 2024 (with a base salary of $700,000).

(4)	Target Cash Incentive Award for Ms. Forrest reflects a conversion from CHF to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (1.1070).
Cash Incentive Award Payout Factors
Cash Incentive Awards for Mr. Jenisch (during his tenure as Chief Executive Officer of Holcim) and Ms. Forrest during 2024 were based on the performance factors below. Overall performance resulted in payouts for the 2024 Cash Incentive Awards of 173.2% for Mr. Jenisch and Ms. Forrest. Financial and non-financial performances are converted to a corresponding payout factor, where actual values earned can be as low as 0% and up to 200%. The payout ranges in Cash Incentive Awards under the Parent Cash Incentive Plan are consistent with market practice.

Performance Factor	Payout Factor (Unweighted)	Weight	Payout Factor (Weighted)
Absolute Financial Performance
• Free cash flow after leases	200.0%	35%	70.0%
• Recurring EBIT growth	200.0%	20%	40.0%
Relative Financial Performance(1)
• Relative sales and recurring EBIT growth	136.0%	30%	40.8%
Non-Financial Performance	149.0%	15%	22.4%
Final Payout Factor		100%	173.2%

(1)
Holcim achieved the 25th percentile in the Holcim Peer Group with net sales growth of -3.3% (on an adjusted basis for the purpose of external benchmarking based on a common methodology applied to the reported figures of Holcim and the Holcim Peer Group: constant scope; translation of all peers to Swiss francs as the common currency). Holcim achieved the 93rd percentile in the Holcim Peer Group with recurring EBIT growth of 1.0% (scaled by sales and on an adjusted basis). Holcim achieved the 59th percentile (136% payout factor) in relative financial performance among the Holcim Peer Group on a combined basis.

Cash Incentive Awards for Mr. Hill, Mr. Johnston and Mr. Tabbara under the North American Cash Incentive Plan for 2024 were based on similar metrics, though focused on the performance of Holcim’s North American business and with maximum payouts of 200%, 166.7% and 100% of target, payouts, respectively. Further detail on the Cash Incentive Awards for Mr. Hill, Mr. Johnston and Mr. Tabbara can be found in the table below:

Performance Factor	Payout Factor (Unweighted)	Weight	Payout Factor (Weighted)
Absolute Financial Performance
• North America Free Cash Flow after leases	181.0%	35%	63.4%
• North America Recurring EBIT	160.0%	20%	32.0%
Relative Financial Performance(1)
• Relative sales and recurring EBIT growth	136.0%	30%	40.8%
Non-Financial Performance	200.0%	15%	30.0%
Final Payout Factor		100%	166.2%

(1)
Holcim achieved the 25th percentile in the Holcim Peer Group with net sales growth of -3.3% (on an adjusted basis for the purpose of external benchmarking based on a common methodology applied to the reported figures of Holcim and the Holcim Peer Group: constant scope; translation of all peers to Swiss francs as the common currency). Holcim achieved the 93rd percentile in the Holcim Peer Group with recurring EBIT growth of 1.0% (scaled by sales and on an adjusted basis). Holcim achieved the 59th percentile (136% payout factor) in relative financial performance among the Holcim Peer Group on a combined basis.

Cash Incentive Awards for Ms. Gentoso under the Building Envelope Cash Incentive Plan for 2024 were based on similar metrics, though focused on the performance of the Building Envelope business unit that she oversees and with a maximum payout of 200% of target payout. Further detail on the Cash Incentive Awards for Ms. Gentoso can be found in the table below:

Performance Factor	Payout Factor % (Unweighted)	Weight	Payout Factor % (Weighted)
Absolute Financial Performance
• Building Envelope Free Cash Flow after leases	200.0%	35%	70.0%
• Building Envelope Recurring EBIT	80.0%	20%	16.0%
Relative Financial Performance(1)
• Relative sales and recurring EBIT growth	136.0%	30%	40.8%
Non-Financial Performance	200.0%	15%	30.0%
Final Payout Factor		100%	156.8%

(1)
Holcim achieved the 25th percentile in the Holcim Peer Group with net sales growth of -3.3% (on an adjusted basis for the purpose of external benchmarking based on a common methodology applied to the reported figures of Holcim and the Holcim Peer Group: constant scope; translation of all peers to Swiss francs as the common currency). Holcim achieved the 93rd percentile in the Holcim Peer Group with recurring EBIT growth of 1.0% (scaled by sales and on an adjusted basis). Holcim achieved the 59th percentile (136% payout factor) in relative financial performance among the Holcim Peer Group on a combined basis.

Final Cash Incentive Award Payouts
As illustrated in the table below, the final cash incentive award payout is determined by multiplying the target cash incentive award by the final payout factor. Final payout factors were determined by absolute financial performance, relative financial performance and non-financial performance.

Name	Target Cash Incentive Award	Final Payout Factor	Final Cash Incentive Award Payout
Jan Philipp Jenisch(1)	$ 830,250	173.2%	$1,437,993
Ian Johnston(2)	$266,934	166.2%	$443,645
Jaime Hill(3)	$382,212	166.2%	$635,237
Jamie Gentoso	$630,000	156.8%	$987,840
Nollaig Forrest(4)	$538,002	173.2%	$931,819
Toufic Tabbara(5)	$630,000	100.0%	$630,000

(1)
Target Cash Incentive Award for Mr. Jenisch represents 125% of base salary from January 1, 2024 to April 30, 2024 (with a base salary of $1,992,600, which reflects a conversion from CHF to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (1.1070)) and no participation in the Parent Cash Incentive Plan during his time as Non-Executive Chairman of Holcim from May 1, 2024 to December 31, 2024.

(2)
Target Cash Incentive Award for Mr. Johnston represents 45% of base salary from January 1, 2024 to March 31, 2024 and 60% of base salary from April 1, 2024 to December 31, 2024 (both with a base salary of $500,000). Amounts for Mr. Johnston do not include Cash Incentive Awards under the Supplemental North American Cash Incentive Plan as mentioned below.

(3)
Target Cash Incentive Award for Mr. Hill represents 60% of base salary from January 1, 2024 to August 31, 2024 (with a base salary of $430,531, which reflects a conversion from MXN to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (0.0484)) and 90% of base salary from September 1, 2024 to December 31, 2024 (with a base salary of $700,000). Cash Incentive Award for Mr. Hill is based on the performance results of Holcim’s Mexican business for his time as Chief Executive Officer of Holcim Mexico (from January 1, 2024 to August 31, 2024) and based on the results of Holcim’s North American business for the remainder of 2024 following his transition to the role of President, Building Materials for Holcim’s North American business. Amounts for Mr. Hill do not include Cash Incentive Awards under the Supplemental North American Cash Incentive Plan as mentioned below.

(4)	Target Cash Incentive Award for Ms. Forrest reflects a conversion from CHF to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (1.1070).
(5)
Final Cash Incentive Award Payout for Mr. Tabbara is capped at 100% of Target Cash Incentive Award due to his separation from Holcim. See “Executive and Director Compensation—Potential Payments upon Termination or Change in Control—Separation of Toufic Tabbara.”

Supplemental North American Cash Incentive Awards
During 2024, Holcim leadership recognized that its North American team may be in a position to further exceed the North America Free Cash Flow and Relative Recurring EBIT growth performance objectives within Holcim’s core performance-based annual cash incentive plan. Holcim approved a supplemental cash incentive program for 2024 that allowed North American participants (Mr. Hill and Mr. Johnston) to earn between 0% and 15% of target bonus for outperforming each of these performance objectives. North America Relative Recurring EBIT growth was approximately 37% of the level of performance for maximum payout, while North America Free Cash Flow was 100% of the level of performance for maximum payout, resulting in a payout of $129,780 for Mr. Hill and $61,800 for Mr. Johnston.
2024 Special Cash Transition Awards
Mr. Johnston received a one-time cash payment of $125,000 in 2024 in recognition of additional responsibilities and contributions in connection with the initial transition to Amrize. Mr. Hill received a one-time cash payment of $175,000 for taking on responsibility for the Building Materials business for Holcim’s North American business in September 2024.
Parent Equity Incentive Plan
In 2024, Parent Equity Awards under the Parent Equity Incentive Plan consisted of a mix of PSUs and PSOs. For 2024, the mix of these vehicles by grant date fair value varied by individual based on their respective roles within Holcim. Mr. Jenisch participated in varying equity programs in 2024 based on his different roles. While employed as Chairman and Chief Executive Officer of Holcim from January 1, 2024 to April 30, 2024, Mr. Jenisch received prorated grants of Parent Equity Awards that align with other Holcim executive committee roles. With respect to his duties as the Non-Executive Chairman of Holcim beginning in May 2024, Mr. Jenisch received a grant of restricted Parent Shares in the first quarter of 2025. For Mr. Jenisch’s prorated grants of Parent Equity Awards as Chief Executive Officer, and grants of Parent Equity Awards for Ms. Gentoso, Ms. Forrest and Mr. Tabbara, the 2024 mix was approximately 70% PSUs and 30% PSOs. In their roles focused on Holcim’s North American business, Mr. Hill and Mr. Johnston received 100% PSUs.
The following table summarizes the performance drivers, objectives and design overview for the various components of Parent Equity Awards granted under the Parent Equity Incentive Plan during 2024 as they relate to our NEOs. All equity grants for our NEOs during 2025 will be in performance-based awards.

	PSUs	PSOs
Performance Drivers	• EPS (33.3%) • ROIC (33.3%) • Sustainability (33.3%)	• Relative total shareholder return (100%)

Objectives	• Focus on business priorities such as EPS and ROIC, which are obtained through balanced growth, profitability, and capital management over a three- year period	• Create shareholder alignment • Encourage retention • Promote share ownership

	PSUs	PSOs
• Sustainability metrics (net CO2 emissions, quantity of waste recycled and freshwater withdrawals) align with Holcim values and encourage sustainable business decisions • Create shareholder alignment

Program Design
•
At the conclusion of the performance cycle, payouts can range from 0% to 200% of the target payout granted based on performance against EPS, ROIC and Sustainability goals
•
PSUs are based on a three-year performance cycle and awarded annually at the beginning of the cycle
• PSOs cliff vest at the end of five-year period • Ten-year term • Nonqualified stock option grants have an exercise price equal to the closing price on the date of grant • No repricing of PSOs

Parent Equity Awards
Parent Equity Awards are generally granted to employees at a pre-established Parent NCGC meeting in early March. This allows sufficient time for the market to absorb Parent’s annual earnings announcement, which is typically made during the fourth week of February. Holcim does not time grants of Parent Equity Awards in coordination with the release of material nonpublic information. The grant price is the closing price on the date of grant. With the Spin-off expected to be completed in 2025, grants of Parent Equity Awards under the Parent Equity Incentive Plan during 2025 have been delayed, and grants of equity awards denominated in Company Shares are anticipated to be made by Amrize after the completion of the Spin-off.
Each year the Parent NCGC establishes target values for awards under the Parent Equity Incentive Plan based on a number of factors including market practices, role, individual performance, internal equity and cost. The grant values noted below reflect the value of Parent Equity Awards defined for the individuals in their roles prior to the Distribution. Long-term equity incentive awards for 2025 will be established relative to our compensation philosophy, our competitive market assessment, and an evaluation of factors such as tenure in the role, contributions and individual performance.

Name	2024 Parent Equity Awards Grant Date Fair Value(1)
Jan Philipp Jenisch(2)	$ 1,205,053
Ian Johnston	$97,637
Jaime Hill	$146,456
Jamie Gentoso	$669,487
Nollaig Forrest	$575,665
Toufic Tabbara	$669,487

(1)
Reflects the grant date fair value and differs from the value of equity awards shown in “Executive and Director Compensation—Summary Compensation Table” and “Executive and Director Compensation—2024 Grants of Plan-Based Awards” because the tables set forth in those sections reflect the probable outcome of the performance conditions for PSOs. Amounts for Mr. Jenisch, Mr. Johnston, Mr. Hill and Ms. Forrest reflect a conversion from CHF to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (1.1070).

(2)
Amount for Mr. Jenisch reflects prorated amount during his tenure as Chief Executive Officer of Holcim from January 1, 2024 to April 30, 2024. In addition to the amounts noted above, in the first quarter of 2025, Mr. Jenisch received a grant of $1,605,150 in restricted Parent Shares in connection with his service as Non-Executive Chairman of Holcim beginning on May 1, 2024.

PSUs Granted in 2024
The actual number of Parent Shares earned for the PSUs granted in 2024 will be based on Holcim’s performance against EPS, ROIC and Sustainability goals for the three-year performance period of 2024 through 2026, with actual measurement of performance against goals during 2026. The EPS target is for 5% annual growth from 2024 to 2026, while the 2026 ROIC target is 11%. The Sustainability goals measure three distinct items — net CO2 emissions, quantity of waste recycled and freshwater withdrawals. Parent PSUs held by Amrize Employees on the Ex-Dividend Date will be subject to special treatment. See “The Separation and Distribution—Treatment of Parent Equity Awards.”
PSOs Granted in 2024
The actual number of options earned for the PSOs granted in 2024 will be based on Holcim’s relative total shareholder return versus the Holcim Peer Group for the five-year performance period of 2024 through 2028, as shown in the table below. The number of PSOs granted represents the maximum number of PSOs to be earned. Performance below the 75th percentile of the Holcim Peer Group will reduce the total PSOs earned, and the number of PSOs earned could be as low as zero. Interim points are interpolated. Parent PSOs held by Amrize Employees on the Ex-Dividend Date will be subject to special treatment. See “The Separation and Distribution—Treatment of Parent Equity Awards.”

Total Shareholder Return Relative to Holcim Peer Group	Vesting Multiple
75th Percentile and above	100%
60th Percentile	50%
50th Percentile	25%
Below 50th Percentile	0%

PSUs Granted in 2022 (Payable in 2025)
The three-year performance period for PSUs awarded in 2022 ended on December 31, 2024. The final number of Parent Shares earned was based on EPS, ROIC and Sustainability goals over the three-year performance period. The final payout determination was made in March of 2025 after a review of Holcim’s performance. This resulted in an overall payout of 167% of the maximum number of Parent Shares.

Metric	Weighting	Unit	Performance Range			Actual Result	Payout
			Threshold (50%)	Target (100%)	Stretch (200%)
EPS growth	33%	% per annum	4.0%	5.0%	6.0%	12.7%	200.0%
ROIC	33%	%	7.0%	8.5%	10.0%	11.2%	200.0%
Sustainability	33%						100.9%
Net CO2 emissions	50%	kg/t cem	542	534	526	538.1	74.4%
Quantity of waste recycled	25%	M tons	38	41	44	38.3	55.0%
Freshwater withdrawals	25%	Liters/t cem	314	302	290	277.0	200.0%

PSOs Granted in 2020 (Payable in 2025)
The five-year performance period for PSOs awarded in 2020 ended on December 31, 2024. The final number of PSOs earned was based on total shareholder return relative to the Holcim Peer Group over the five-year performance period. The final payout determination was made in March of 2025 after a review of Holcim’s performance. This resulted in an overall payout of 100% of the maximum number of PSOs.

Metric	Weighting	Unit	Performance Range			Actual Result	Payout
			Threshold (25%)	Target (50%)	Stretch (100%)
5-year total shareholder return relative to Holcim Peer Group	100%	Percentile Rank	50th	60th	75th	84th	100%

Changes for Cash Incentive Awards and Parent Equity Awards for 2025
Cash Incentive Awards
Due to the contemplated Separation, which is expected to be completed during the first half of 2025, Cash Incentive Awards for 2025 will focus on performance metrics and goals specific to Amrize, subject to approval by our Compensation Committee, but will continue to be measured against metrics that are generally consistent with the Parent Cash Incentive Plan in prior years as described above.
Parent Equity Awards
Parent Equity Awards are generally granted to employees at a pre-established Parent NCGC meeting in early March. With the Spin-off being completed in 2025, grants of Parent Equity Awards under the Parent Equity Incentive Plan will be delayed, and grants of equity awards denominated in Company Shares are anticipated to be made by Amrize after the completion of the Spin-off. New plan designs will be defined, with the final structure subject to approval by our Compensation Committee. The design approach is expected to include 100% performance-based equity awards for our NEOs.
Treatment of Parent Equity Awards
The Employee Matters Agreement will govern the treatment of outstanding Parent Equity Awards held by Amrize Employees, including each of our NEOs, at the Ex-Dividend Date. See “The Separation and Distribution—Treatment of Parent Equity Awards.”
The precise number of outstanding equity awards denominated in Company Shares will not be known until the Ex-Dividend Date or shortly thereafter. For an estimate of the number of Company Shares our NEOs and directors will have a right to acquire within 60 days following the completion of the Spin-off, see “Security Ownership of Certain Beneficial Owners and Management.”
Benefits, Retirement and Other Compensation Components
In addition to the annual and long-term direct compensation programs designed to align pay with performance, Holcim provides its executives with the benefits, retirement plans and limited perquisites summarized below. We expect these additional reward features generally will be made available to our NEOs upon the completion of the Distribution, but all such features are subject to change by our Compensation Committee once it is established.

Reward Element	Description
Standard Benefits and Retirement Plans
U.S.-Based Employees
•
Same tax-qualified retirement, medical, dental, vacation benefit, life insurance, and disability plans provided to other employees.
•
Nonqualified retirement plans that restore benefits above the Internal Revenue Code limits for tax-qualified retirement plans as provided to other employees (and a comparable arrangement for Mr. Johnston who participates in the Canadian retirement plans).
•
Nonqualified deferred compensation plans that allow for deferral of base salary, Cash Incentive Awards and Parent Equity Awards.

Switzerland-Based Employees
•
Vacation and insurance plans consistent with local market practices and available to other employees.
•
Defined benefit pension plans, as described in “Executive and Director Compensation—Narrative Discussion of Pension Benefits.”

Severance Benefits
U.S.-Based Employees
•
Holcim’s U.S.-based employees who were not members of Parent’s executive committee participate in severance plans that are aligned with typical U.S. practices, where such benefits are described below. With the Distribution, the plan provisions for its executives will be adjusted to align with Swiss compensation regulations.

Reward Element	Description

•
Prior to the Distribution, severance benefits for a termination without cause or upon good reason were to receive 12 months of salary and target bonus, payment of pro rata bonus awards for the current year and benefits continuation for the same 12-month period.
•
After the Distribution, severance benefits for members of our Executive Management will be replaced with a 12-month pre-termination notice period to be legally compliant with Swiss law.

Canada-Based Employees
•
Employees are entitled to termination pay in accordance with minimum statutory requirements as well as Canadian case law (which in general ranges from 2-4 weeks of base pay per year of service, with a maximum of 24 months).
Switzerland-Based Employees
•
Consistent with Swiss regulations, no Swiss NEO is eligible for a severance benefit.
•
Swiss employees have employment agreements that are ongoing, which may be terminated with one year of notice.

Change in Control (CIC) Benefits
•
Holcim does not offer specific change in control benefits. However, certain employees based in North America may receive accelerated payment of certain entitlements under a Supplemental Executive Retirement Plan.
•
Treatment of incentive awards is governed by the respective plan or award agreement.
•
There are no single trigger severance benefits nor single trigger acceleration of equity awards.
•
Holcim does not provide for any tax gross-ups in the event of a change in control, and we are expected to continue this practice.
•
The Swiss NEOs may participate in non-competition agreements for up to one year following a change in control and are eligible for payments of up to 50% of the last paid total annual compensation.
•
For additional information, see “Executive and Director Compensation—Potential Payments upon Termination or Change in Control.”

Limited Perquisites
•  Our benefits and perquisites align with local market practices.
•
Some NEOs are eligible for car allowances, as specified in “Executive and Director Compensation—Summary Compensation Table.”
•
As needed, NEOs can be eligible for relocation assistance or other related benefits.
•
An NEO on assignment outside of his or her country of origin can be eligible for expatriate benefits, including housing, travel, family education, and tax counseling.
•
Following the Distribution, we anticipate continued use of very limited perquisites or personal benefits.

Employment Agreements and Offer Letters
The terms and conditions of employment for several of our NEOs are subject to employment agreements or offer letters of employment with Holcim. These provisions are expected to generally continue with us, though some provisions such as severance treatment may be subject to revision.
Jan Philipp Jenisch
Under Mr. Jenisch’s employment agreement, Mr. Jenisch will be entitled to (i) an annual base salary of CHF 1,178,400, (ii) eligibility to participate in the annual bonus plan of Amrize with an initial annual target of 150% of Mr. Jenisch’s base salary and a maximum annual bonus opportunity of 300% of Mr. Jenisch’s base salary, (iii) eligibility to participate in the long-term incentive plan of Amrize, with any grants under the plan in 2025 having a minimum value of 650% of Mr. Jenisch’s base salary and a three-year vesting period, (iv) a car allowance in the annual amount of CHF 26,000, paid out in monthly installments and (v) Company coverage of the costs of tax advisory services through our preferred provider, as approved by our Compensation Committee.
Pursuant to Mr. Jenisch’s employment agreement, during the 12-month pre-termination notice period required to terminate Mr. Jenisch’s employment, Mr. Jenisch will be entitled to continued payment of his annual base salary and, pursuant to and subject to the applicable plan rules, continued bonus payments (subject to a deduction of income from any new employment or a mutual earlier termination of the employment, as described below). We will be entitled to release Mr. Jenisch from his duty to work by placing him on garden leave at any time during the pre-termination notice period. During any period of garden leave, Mr. Jenisch may not pursue any competing employment or other assignment. If Mr. Jenisch takes up new employment (including self-employment) during any period of garden leave, the respective income will be deducted from the Company’s payment obligations. Alternatively, the parties may mutually agree on an earlier end date of the employment, in which case Mr. Jenisch’s employment will end as of the day preceding the start of such new employment (and continued payment of base salary and bonus payments will end).
Any outstanding (unvested or vested) PSUs and PSOs will be treated in accordance with the applicable plan rules in connection with Mr. Jenisch’s termination. In the event that we place Mr. Jenisch on garden leave during the pre-termination notice period, any outstanding, untaken or accrued vacation or holiday entitlements will be taken during such pre-termination notice period and will be, in any event, deemed to be compensated and taken during such period.
Ian Johnston
Under Mr. Johnston’s amended and restated employment agreement dated May 1, 2025, Mr. Johnston is entitled to an annual base salary of $700,000, and is eligible to participate in the cash incentive plans and equity incentive plans of Amrize. The employment agreement provides for an annual bonus target of 90% of Mr. Johnston’s annual base salary and a maximum annual bonus entitlement of 180% of Mr. Johnston’s annual base salary. Further, the employment agreement provides that Mr. Johnston will be eligible to receive an equity award grant in fiscal year 2025 under the Amrize equity incentive plan that has a minimum value of at least 200% of Mr. Johnston’s annual base salary. Pursuant to Mr. Johnston’s employment agreement, Mr. Johnston is entitled to an annual car allowance of $29,000 and is also eligible to participate in the Company’s deferred compensation plan, 401(k) plan, health (medical, dental and vision), disability, and life insurance plans, as well as other health and welfare benefits in accordance with the terms and conditions thereof.
Pursuant to Mr. Johnston’s employment agreement, during the 12-month pre-termination notice period required to terminate Mr. Johnston’s employment, Mr. Johnston will be entitled to continued payment of his annual base salary and, pursuant to and subject to the applicable plan rules, continued bonus payments (subject to earlier termination of the pre-termination notice period as described below). We will be entitled to release Mr. Johnston from his duty to work by placing him on garden leave at any time during the pre-termination notice period. During any period of garden leave, Mr. Johnston may not pursue any employment or other assignment without obtaining prior written consent from the compensation committee of the Parent Board of Directors. If such written consent is given and Mr. Johnston takes up new employment (including self-employment) during any period of garden leave, then Mr. Johnston’s employment will end as of the day preceding the start of such new employment (and continued payment of base salary and bonus payments will end).
Any outstanding (unvested or vested) PSUs or PSOs will be treated in accordance with the applicable plan rules in connection with Mr. Johnston’s termination.
In the event that we place Mr. Johnston on garden leave during the pre-termination notice period, any outstanding, untaken or accrued vacation or holiday entitlements will be taken during such pre-termination notice period and will be, in any event, deemed to be compensated and taken during such period.
Jamie Gentoso
Under Ms. Gentoso’s employment offer letter dated March 1, 2021, Ms. Gentoso is entitled to an annual base salary of $600,000. Holcim released Ms. Gentoso from her duty to work by placing her on garden leave in March 2025, which initiated the 12-month pre-termination notice period required to terminate Ms. Gentoso’s employment with Holcim under the terms of Ms. Gentoso’s employment offer letter with Holcim. During the pre-termination notice period, Ms. Gentoso is entitled to continued payment of her annual base salary and, pursuant to and subject to the applicable plan rules, continued bonus payments. During any period of garden leave, Ms. Gentoso may not pursue any employment or other assignment without obtaining prior written consent from the Parent NCGC. If such written consent is given and Ms. Gentoso takes up new employment (including self-employment) during any period of garden leave, then Ms. Gentoso’s employment will end as of the day preceding the start of such new employment (and continued payment of base salary and bonus payments will end).
Because Holcim placed Ms. Gentoso on garden leave during the pre-termination notice period, any outstanding, untaken or accrued vacation or holiday entitlements are deemed to have been compensated and taken during her garden leave.
While serving in her former role of President, Building Envelope for Holcim’s North American business, Ms. Gentoso participated in Parent’s cash incentive plans and the Parent Equity Incentive Plan. Any outstanding (unvested or vested) PSUs or PSOs held by Ms. Gentoso will be treated in accordance with the applicable plan rules in connection with Ms. Gentoso’s termination.
Nollaig Forrest
Under Ms. Forrest’s employment agreement dated May 2, 2025, Ms. Forrest is entitled to an annual base salary of CHF 620,000. The employment agreement additionally provides for an annual car allowance of CHF 26,000 and an annual expense allowance of CHF 24,000 (non-taxable) for small business expenses, in each case, to be paid in monthly installments together with the annual base salary. The expense allowance is paid as long as Ms. Forrest is working (if we place Ms. Forrest on garden leave, her entitlement to such expense allowance will cease).
Under the employment agreement, Ms. Forrest is eligible to participate in the cash incentive plans and the equity incentive plans of Amrize. Pursuant to the employment agreement, Ms. Forrest’s target annual cash bonus entitlement is set at 90% of her annual base salary and is determined annually at our sole discretion.
Pursuant to Ms. Forrest’s employment agreement, subject to the below, during the 12-month pre-termination notice period required to terminate Ms. Forrest’s employment, Ms. Forrest will be entitled to continued payment of the annual base salary and, pursuant to and subject to the applicable plan rules, continued bonus payments (subject to earlier termination of the pre-termination notice period as described below). We will be entitled to release Ms. Forrest from her duty to work by placing her on garden leave at any time during the pre-termination notice period. During any period of garden leave, Ms. Forrest may not pursue any employment or other assignment without obtaining prior written consent from the Parent Board of Directors or a competent committee thereof.
Any outstanding (unvested or vested) PSUs or PSOs will be treated in accordance with the applicable plan rules in connection with Ms. Forrest’s termination.
In the event that we place Ms. Forrest on garden leave during the pre-termination notice period, any outstanding, untaken or accrued vacation or holiday entitlements will be taken during such period of garden leave and will be, in any event, deemed to be compensated and taken during such period.
Additionally, we have entered into an assignment agreement with Ms. Forrest, dated May 5, 2025, which sets forth the terms of her assignment from Amrize Technology Switzerland LLC to Holcim Participations (US) Inc. This assignment is scheduled to begin on July 1, 2025, and is expected to continue for three years, concluding on July 31, 2028 (the “Assignment”). Under the assignment agreement, during the Assignment, Ms. Forrest is entitled to an annual base salary of $700,000 and is eligible to participate in the cash incentive plans and equity incentive plans of Amrize. The assignment agreement provides for an annual bonus target of 90% of Ms. Forrest’s annual base salary and a maximum annual bonus entitlement of 180% of her annual base salary. Further, the assignment agreement provides that Ms. Forrest will be eligible to receive an equity award grant in fiscal year 2025 under the Amrize equity incentive plan that has a minimum value of at least 125% of Ms. Forrest’s annual base salary. The assignment agreement additionally provides for an annual car allowance of $29,000, paid bi-weekly, a relocation allowance of $9,000 and other miscellaneous relocation and repatriation benefits, and tax advisory services for any year during the Assignment and until all trailing tax liabilities from the Assignment are completed. Ms. Forrest is also entitled to an additional sum of $250,000 for each 12-month period Ms. Forrest is employed on a full-time basis with Holcim Participations (US) Inc., up to a maximum of $750,000 for the first 36 consecutive months of her Assignment.

Jaime Hill
Under Mr. Hill’s amended and restated employment agreement dated May 1, 2025, Mr. Hill is entitled to an annual base salary of $700,000, and is eligible to participate in the cash incentive plans and the equity incentive plans of Amrize. The employment agreement provides for an annual bonus target of 90% of Mr. Hill’s annual base salary and a maximum annual bonus entitlement of 180% of his annual base salary. Further, the employment agreement provides that Mr. Hill will be eligible to receive an equity award grant in fiscal year 2025 under the Amrize equity incentive plan that has a minimum value of at least 200% of Mr. Hill’s annual base salary. Pursuant to Mr. Hill’s employment agreement, Mr. Hill is entitled to an annual car allowance of $29,000 and is also eligible to participate in the Company’s deferred compensation plan, 401(k) plan, health (medical, dental and vision), disability, and life insurance plans, as well as other and health and welfare benefits in accordance with the terms and conditions thereof. Mr. Hill’s prior service with Holcim commencing on December 2, 1996 is recognized for purposes of the employment agreement. Additionally, Mr. Hill’s employment agreement provides for relocation benefits set forth in our relocation policy.
Pursuant to Mr. Hill’s employment agreement, subject to the below, during the 12-month pre-termination notice period required to terminate Mr. Hill’s employment, Mr. Hill will be entitled to continued payment of the annual base salary and, pursuant to and subject to the applicable plan rules, continued bonus payments (subject to earlier termination of the pre-termination notice period as described below). We will be entitled to release Mr. Hill from his duty to work by placing him on garden leave at any time during the pre-termination notice period. During any period of garden leave, Mr. Hill may not pursue any employment or other assignment without obtaining prior written consent from the Parent Board of Directors or a competent committee thereof. If such written consent is given and Mr. Hill takes up new employment (including self-employment) during any period of garden leave, his employment will end as of the day preceding the start of such new employment (and continued payment of base salary and bonus payments will end).
Any outstanding (unvested or vested) PSUs or PSOs will be treated in accordance with the applicable plan rules in connection with Mr. Hill’s termination.
In the event that we place Mr. Hill on garden leave during the pre-termination notice period, any outstanding, untaken or accrued vacation or holiday entitlements will be taken during such period of garden leave and will be, in any event, deemed to be compensated and taken during such period.
Further, if Mr. Hill’s employment is terminated by us for cause, he is only to entitled to payments that have been earned but unpaid as of the date of his termination.
Toufic Tabbara
Under Mr. Tabbara’s employment offer letter dated March 1, 2022, Mr. Tabbara is entitled to an annual base salary of $660,000. On September 2, 2024, Mr. Tabbara entered into a separation agreement with Holcim, which initiated the 12-month pre-termination notice period required to terminate Mr. Tabbara’s employment with Holcim under the terms of Mr. Tabbara’s employment offer letter with Holcim. Mr. Tabbara’s employment with Holcim will terminate effective as of September 30, 2025. During the pre-termination notice period, Mr. Tabbara is entitled to continued payment of the annual base salary and, pursuant to and subject to the applicable plan rules, continued bonus payments. See “Executive and Director Compensation—Potential Payments upon Termination or Change in Control—Separation of Toufic Tabbara.”
During any period of garden leave, Mr. Tabbara may not pursue any employment or other assignment without obtaining prior written consent from the Parent Board of Directors or a competent committee thereof. If such written consent is given and Mr. Tabbara takes up new employment (including self-employment) during any period of garden leave, Mr. Tabbara’s employment contract with Holcim will end as of the day preceding the start of such new employment. Because Holcim placed Mr. Tabbara on garden leave during the pre-termination notice period, any outstanding, untaken or accrued vacation or holiday entitlements are deemed to have been compensated and taken during his garden leave.
While serving in his former role of President, Building Materials for Holcim’s North American business, Mr. Tabbara participated in Parent’s cash incentive plans and the Parent Equity Incentive Plan. Any outstanding (unvested or vested) PSUs or PSOs held by Mr. Tabbara will be treated in accordance with the applicable plan rules in connection with Mr. Tabbara’s termination.

How Holcim Manages Compensation Risk
As a Swiss company that is not subject to U.S. regulatory requirements, the Parent NCGC has not conducted a formal compensation program risk assessment historically. We anticipate completing a formal assessment of risks relating to our compensation programs within the first year following the Distribution. While the formal assessment has not been completed, we believe that several factors within the current and anticipated pay programs and policies will support a finding that the compensation programs do not encourage behaviors that would encourage undue risk for Holcim or Amrize going forward. For example, incentives measure and reward a variety of different performance metrics, a material portion of pay for the NEOs is subject to long-term performance and vesting periods that encouraged sustained shareholder value, pay levels and program designs are in line with typical market practices, the Parent NCGC (and, following the Distribution, our Compensation Committee) reviews and approves all pay programs, and ownership guidelines and clawback policies mitigate the incentive to take excessive risks.
Payout Limitations or Caps
Payout limitations, or “caps,” play a vital role in risk mitigation, and all metrics in Parent’s cash incentive plans and the Parent Equity Incentive Plan are capped at 200% payout to protect against excessive payouts.
Clawback provisions, share ownership guidelines and insider trading policies that prohibit executives from entering into derivative transactions also protect against excessive risk in Holcim’s incentive programs.
Share Ownership Guidelines
Holcim requires that its executives accumulate and hold Parent Shares with a value equal to a specified multiple of base pay. The multiples for specific executive levels are shown below. As of December 31, 2024, all members of Parent’s executive committee are compliant with Holcim’s share ownership guidelines. Ms. Gentoso met the share ownership requirement, and Ms. Forrest is still within the initial four-year period to meet the share ownership guidelines. The multiple for “All Executive Management Average” does not pertain to Mr. Johnston and Mr. Hill as they were not members of Parent’s executive committee as of December 31, 2024. As of March 25, 2025, Ms. Gentoso is no longer a member of Parent’s executive committee.

Multiple of Salary	2024 Target	2024 Actual
Chief Executive Officer	5x	33x
All Executive Management Average	2x	2x

For purposes of the share ownership guidelines, Holcim includes direct ownership of Parent Shares, including Parent Shares purchased on the open market, and all Parent Shares underlying vested PSUs and PSOs. However, Parent Shares underlying unvested PSUs and PSOs are excluded.
We expect to establish share ownership guidelines for our NEOs that will be as high as or higher than those presently provided by Holcim.
Compensation Recovery Policy (Clawback)
Cash Incentive Awards: Cash Incentive Awards under Parent’s cash incentive plans are subject to clawback and malus provisions. In case of financial restatement due to noncompliance with accounting standards and/or fraud, or in case of violation of law and/or internal rules, the Parent Board of Directors may deem all or part of a Cash Incentive Award to be forfeited (malus) or may seek reimbursement of all or part of any paid Cash Incentive Award (clawback). Those provisions may be enforced within three years of any year subject to a financial restatement or during which the fraudulent behavior happened.
Parent Equity Awards: Parent Equity Awards under the Parent Equity Incentive Plan are subject to clawback and malus provisions for a period of three years after vesting in case of financial restatement, error or inaccurate or misleading information to assess the fulfillment of performance conditions or a termination for cause.
We expect to establish an SEC-compliant clawback policy for our NEOs following the Distribution.

Tax Implications – Policy Regarding Section 162(m)
U.S. federal income tax law generally prohibits a publicly held company from deducting compensation paid to a current or former NEO that exceeds $1 million during the tax year. Certain awards granted by Holcim before November 2, 2017 that were based upon attaining pre-established performance measures set by the Parent NCGC, as well as amounts payable to former executives pursuant to a written binding contract that was in effect on November 2, 2017, may qualify for an exception to the $1 million deductibility limit. There can be no assurance that any compensation the Parent NCGC intended to be deductible will in fact be deductible. Although the potential deductibility of compensation is one of the factors the Parent NCGC notes when designing our executive compensation program, the Parent NCGC has the flexibility to take any compensation-related actions it determines are in the best interests of us and our shareholders, including awarding compensation that will not be deductible for tax purposes.
The Parent NCGC recognizes the importance of preserving our ability to design compensation programs to attract and retain skilled and qualified individuals in a highly competitive market. The Parent NCGC (and, following the Distribution, our Compensation Committee) will continue to design salary, annual cash bonuses and long-term equity incentive compensation in a manner that it believes prudent or necessary to hire and retain our NEOs, and may approve non-deductible compensation arrangements for our Executive Management from time to time when it believes that these other considerations outweigh the benefit of the tax deductibility of the compensation.

EXECUTIVE AND DIRECTOR COMPENSATION
The following tables provide information in regard to the compensation of our NEOs for the year ended December 31, 2024. All of the compensation shown relates to the compensation paid by Holcim to the NEO for 2024. Amrize did not pay the NEOs any compensation for 2024.
Summary Compensation Table

Name and Principal Position	Year	Salary(1)	Bonus(2)	PSU Awards(3)	PSO Awards(4)	Non-Equity Incentive Plan Compensation(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(6)	All Other Compensation ($)(7)	Total ($)
Jan Philipp Jenisch Chief Executive Officer	2024	$1,734,300	—	$857,012	$348,041	$1,437,993	$—	$16,975	$4,394,321

Ian Johnston Chief Financial Officer	2024	$468,188	$125,000	$97,637	—	$505,445	$—	$80,024	$1,276,294

Jaime Hill President, Building Materials	2024	$520,354	$175,000	$146,456	—	$765,017	$—	$15,144	$1,621,971

Jamie Gentoso Former President, Building Envelope	2024	$700,000	—	$490,000	$179,487	$987,840	$—	$110,485	$2,467,812

Nollaig Forrest Chief Marketing and Corporate Affairs Officer	2024	$597,780	—	$418,446	$157,219	$931,819	$761,980	$28,782	$2,896,026

Toufic Tabbara Former President, Building Materials	2024	$700,000	—	$490,000	$179,487	$630,000	$—	$107,340	$2,106,827

(1)
Mr. Jenisch’s base salary was adjusted to $1,605,150 effective on May 1, 2024 upon his transition to the Non-Executive Chairman role. From January 1, 2024 to April 30, 2024, his base salary was $1,992,600. Both values reflect a conversion from CHF to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (1.1070). Mr. Johnston’s base salary was adjusted to $500,000 effective on April 1, 2024 as he took on leadership of the finance function for Holcim’s North American business. From January 1, 2024 to March 31, 2024, his base salary was $372,750. Mr. Hill’s base salary was adjusted to $700,000 as of September 1, 2024 upon his transition to the role of President, Building Materials for Holcim’s North American business. From January 1, 2024 to August 31, 2024, his base salary was $430,531 (which reflects a conversion from MXN to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (0.0484)). Value for Ms. Forrest reflects a conversion from CHF to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (1.1070).

(2)
Mr. Johnston received a one-time cash payment of $125,000 in 2024 in recognition of additional responsibilities and contributions in connection with the initial transition to Amrize. Mr. Hill received a one-time cash payment of $175,000 for taking on responsibility for the Building Materials business for Holcim’s North American business in September 2024.

(3)
Represents the aggregate grant date fair value of PSUs computed in accordance with ASC Topic 718. Assumptions used in determining values are detailed in “—2024 Grants of Plan-Based Awards.” For PSUs, the grant date fair value is based upon the probable outcome of the performance conditions. This amount is consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC Topic 718, excluding the effect of estimated forfeitures. The grant date fair values of the PSUs assuming that the highest level of performance conditions will be achieved are $1,714,024 for Mr. Jenisch, $195,274 for Mr. Johnston, $292,912 for Mr. Hill, $980,000 for Ms. Gentoso, $836,892 for Ms. Forrest and $980,000 for Mr. Tabbara. Values for Mr. Johnston, Mr. Hill and Ms. Forrest reflect a conversion from CHF to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (1.1070). In addition to the amounts noted above, in the first quarter of 2025, Mr. Jenisch received a grant of $1,605,150 in restricted Parent Shares in connection with his service as Non-Executive Chairman of Holcim beginning on May 1, 2024.

(4)
Represents the aggregate grant date fair value of PSOs computed in accordance with ASC Topic 718, where the grant date fair value includes potential performance outcomes, including up to a maximum performance payout. Assumptions used in determining grant date fair values are detailed in “—2024 Grants of Plan-Based Awards.” The grant date fair values of the Parent PSOs shown represent the maximum number of Parent Shares able to be earned at the grant date fair value per share. Value for Ms. Forrest reflects a conversion from CHF to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (1.1070).

(5)
Values reflect payouts under Cash Incentive Awards as reflected in “Compensation Discussion and Analysis—2024 Compensation Program Details and Decisions—Cash Incentive Awards—Final Cash Incentive Award Payouts.” Values include a payout of $129,780 for Mr. Hill and $61,800 for Mr. Johnston as discussed in“ Compensation Discussion and Analysis—2024 Compensation Program Details and Decisions—Supplemental North American Cash Incentive Awards.”

(6)
This column reports the estimated positive change in the actuarial present value of an NEO’s accumulated pension benefits. Holcim does not credit participants in nonqualified deferred compensation plans with above-market or preferential earnings. See “—Narrative Discussion of Pension Benefits” for a description of these plans.

(7)	Amounts shown include Holcim contributions to qualified and nonqualified defined contribution plans, perquisites and personal benefits as detailed in the table below.

Name	Car Allowance(a)	Expense Allowance(a)(b)	Holcim Contributions to Qualified and Nonqualified Defined Contribution Plans(c)
Jan Philipp Jenisch	$ 9,594	$ 7,380	—
Ian Johnston	—	—	$80,024
Jaime Hill	—	—	$15,144
Jamie Gentoso	$29,000	—	$81,485
Nollaig Forrest	$28,782	—	—
Toufic Tabbara	$29,000	—	$ 78,340

(a)	Values for Mr. Jenisch and Ms. Forrest reflect a conversion from CHF to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (1.1070).
(b)	As a member of the Parent Board of Directors, Mr. Jenisch was entitled to an expense allowance, which covered certain items (including travel expenses and other expenses).
(c)
For NEOs employed by Holcim in the United States during 2024, amounts represent Holcim’s contributions to both its tax-qualified retirement plans and nonqualified executive deferred compensation plans. The nonqualified executive deferred compensation plans provide the same benefits as the underlying tax-qualified retirement plans without regard to government limitations imposed on the underlying tax-qualified retirement plans. Value for Mr. Johnston reflects a conversion from CAD to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (0.6959). Mr. Jenisch and Ms. Forrest did not receive any contributions to defined contribution plans during 2024.

Narrative Discussion of Summary Compensation Table
Salary
Amounts shown in the “Salary” column of the table above represent base salary earned during 2024. Base salary rate changes for all NEOs were effective March 1, 2024 for NEOs then employed by Holcim, except as follows:
•
Mr. Jenisch’s base salary was adjusted from $1,992,600 to $1,605,150 (both of which reflect a conversion from CHF to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (1.1070)) effective on May 1, 2024 upon his transition to the Non-Executive Chairman role;

•
Mr. Hill’s base salary was adjusted from $430,531 (which reflects a conversion from MXN to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (0.0484)) to $700,000 effective on September 1, 2024 upon his transition to the role of President, Building Materials for Holcim’s North American business; and

•	Mr. Johnston’s base salary was adjusted from $372,750 to $500,000 effective on April 1, 2024 as he took on leadership of the finance function for Holcim’s North American business.
Base salary represents approximately 1/3 to 1/2 of targeted total direct compensation (base salary, Cash Incentive Awards and Parent Equity Awards) for the NEOs employed the entire year, which is consistent with the Parent NCGC’s goal of placing emphasis on “at risk” compensation.

PSU Awards
Amounts shown in the “PSU Awards” column of the table above represent the aggregate grant date fair value of PSUs computed in accordance with ASC Topic 718. For PSUs, the grant date fair value is based upon the probable outcome of the performance conditions. This amount is consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC Topic 718, excluding the effect of estimated forfeitures. See “—2024 Grants of Plan-Based Awards” for a detailed discussion of the grant date fair value of PSUs.
PSO Awards
Amounts shown in the “PSO Awards” column of the table above represent the aggregate grant date fair value of PSOs computed in accordance with ASC Topic 718. For PSOs, the grant date fair value is based upon the probable outcome of the performance conditions. This amount is consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC Topic 718, excluding the effect of estimated forfeitures. See “—2024 Grants of Plan-Based Awards” for a detailed discussion of the grant date fair value of PSO awards.
Non-Equity Incentive Plan Compensation
Amounts shown in the “Non-Equity Incentive Plan Compensation” column of the table above represent Cash Incentive Awards paid for 2024.
Change in Pension Value and Nonqualified Deferred Compensation Earnings
Amounts shown in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column of the table above represent the estimated change in the actuarial present value of accumulated benefits for each of the NEOs at the earlier of age 65 or the age at which the NEO is eligible for an unreduced pension. There were no above-market or preferential earnings on nonqualified deferred compensation during the year ended December 31, 2024. See “—Narrative Discussion of Pension Benefits.”
2024 Grants of Plan-Based Awards
The following table provides information on Cash Incentive Awards and Parent Equity Awards granted in 2024 to each NEO. For a complete understanding of the table, refer to the narrative discussion that follows.

		Estimated Future Payouts Under Cash Incentive Awards ($)(1)			Estimated Future Payouts Under Parent Equity Awards (#)(2)			Exercise Price or Base Price of PSOs (CHF/Share)	Grant Date Fair Value of Parent Equity Awards(3)
Name	Grant Date	Threshold	Target	Maximum	Threshold	Target	Maximum
Jan Philipp Jenisch	3/1/2024	$415,125	$830,250	$1,660,500
	3/1/2024				5,267	10,533	21,066		$857,012
	3/1/2024				19,552	39,105	78,209	71.21	$348,041

Ian Johnston	3/1/2024	$133,467	$266,934	$444,980
	3/1/2024				600	1,200	2,400		$97,637

Jaime Hill	3/1/2024	$191,106	$382,212	$764,425
	3/1/2024				900	1,800	3,600		$146,456

Jamie Gentoso	3/1/2024	$315,000	$630,000	$1,260,000
	3/1/2024				3,031	6,061	12,122		$490,000
	3/1/2024				10,083	20,167	40,333	71.21	$179,487

Nollaig Forrest	3/1/2024	$269,001	$538,002	$1,076,004
	3/1/2024				2,655	5,309	10,618		$418,446
	3/1/2024				8,832	17,665	35,329	71.21	$157,219

Toufic Tabbara	3/1/2024	$315,000	$630,000	$1,260,000
	3/1/2024				3,031	6,061	12,122		$490,000
	3/1/2024				10,083	20,167	40,333	71.21	$179,487

(1)
Amounts shown in this column of the table above represent the potential opportunities under Cash Incentive Awards granted in 2024. A target Cash Incentive Award is established at the beginning of the relevant fiscal year (or upon hire as appropriate), based on a percentage of the NEO’s base salary. Target Cash Incentive Award for Mr. Jenisch represents 125% of base salary from January 1, 2024 to April 30,

2024 (with a base salary of $1,992,600). Mr. Jenisch did not participate in the Parent Cash Incentive Plan while serving as the Non-Executive Chairman of Holcim from May 1, 2024 to December 31, 2024. Target Cash Incentive Award for Mr. Johnston represents 45% of base salary from January 1, 2024 to March 31, 2024 (with a base salary of $372,750) and 60% of base salary from April 1, 2024 to December 31, 2024 (with a base salary of $500,000). Target Cash Incentive Award for Mr. Hill represents 60% of base salary from January 1, 2024 to August 31, 2024 (with a base salary of $430,531) and 90% of base salary from September 1, 2024 to December 31, 2024 (with a base salary of $700,000). Values for Mr. Jenisch and Ms. Forrest reflect a conversion from CHF to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (1.1070). Values for Mr. Hill reflect a conversion from MXN to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (0.0484).
(2)
Amounts shown in this column of the table above represent the potential payout range of PSUs and PSOs granted in 2024. Vesting for PSUs is based equally upon performance against EPS, ROIC and Sustainability goals. See “Compensation Discussion and Analysis—2024 Compensation Program Details and Decisions—Parent Equity Incentive Plan.” Performance and payouts are determined independently for each metric. At the conclusion of the three-year performance period, the actual award, delivered as Parent Shares, can range from 0% to 200% of the original grant. Dividend equivalents are applied after the final performance determination. Vesting for PSOs is based upon relative total shareholder return against the Holcim Peer Group. At the conclusion of the five-year performance period, the actual award, delivered as PSOs, can vest at a maximum of 100% of the original grant. Dividend equivalents are applied after the final performance determination. For a discussion of the impact on PSUs and PSOs of any termination, see “—Potential Payments upon Termination or Change in Control.” As discussed elsewhere, Parent PSUs and Parent PSOs held by Amrize Employees on the Ex-Dividend Date will be subject to special treatment. See “The Separation and Distribution—Treatment of Parent Equity Awards.”

(3)
For Parent Equity Awards, the grant date fair value is based upon the probable outcome of the performance conditions. This amount is consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC Topic 718, excluding the effect of estimated forfeitures. The grant date fair value of the PSUs, to the extent subject to a EPS, ROIC and Sustainability metric, was based upon the closing price of Parent Shares on SIX as of the grant date (converted from CHF to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (1.1070)), which was $61.90. The grant date fair value of the PSOs, to the extent subject to a relative total shareholder return performance measure, was $4.02, estimated using a Monte Carlo Simulation. Values for Mr. Johnston, Mr. Hill and Ms. Forrest reflect a conversion from CHF to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (1.1070).

For purposes of determining the fair value of PSOs, Holcim used the Black-Scholes option pricing model and the assumptions set forth in the table below. The grant date fair value of PSOs granted in 2024 was $4.02. Holcim determined the dividend yield by dividing the current annual dividend on a Parent Share by the option exercise price. A historical daily measurement of volatility is determined based on the expected life of the option granted. The risk-free interest rate is obtained from the Switzerland zero yield curve observable on the grant date. Expected life is determined by reference to Holcim’s historical experience.

2024
Dividend yield	0.00%
Volatility	23.84%
Risk-free interest rate	1.08%
Expected life	7.5 years

Outstanding Parent Equity Awards at December 31, 2024
The following table shows the number of Parent Shares underlying exercisable and unexercisable Parent PSOs and unvested and, as applicable, unearned Parent PSOs and Parent PSUs held by our NEOs at December 31, 2024.

	Parent PSO Awards(1)						Parent PSU Awards(2)
Name	Grant Date	Parent Shares Underlying Unexercised Options (#) Exercisable	Parent Shares Underlying Unexercised Options (#) Unexercisable(3)	Parent Equity Awards: Parent Shares Underlying Unexercised Unearned Options (#)	Option Exercise Price (CHF)	Option Expiration Date	Parent Shares or Units Held That Have Not Vested (#)	Market Value of Parent Shares or Units Held That Have Not Vested ($)	Parent Equity Awards: Unearned Parent Shares, Units, or Other Rights That Have Not Vested (#)(4)	Parent Equity Awards: Market or Payout Value of Unearned Parent Shares, Units, or Other Rights That Have Not Vested ($)(5)
Jan Philipp Jenisch	3/1/2020	—	674,243	—	—	3/1/2030	—	—	—	$—
	3/1/2021	—	304,795	—	51.07	3/1/2031	—	—	—	$—
	3/1/2022	—	381,863	—	46.14	3/1/2032	—	—	48,765	$4,715,942
	3/1/2023	—	250,186	—	57.59	3/1/2033	—	—	39,070	$3,778,363
	3/1/2024	—	78,209	—	71.21	3/1/2034	—	—	10,533	$1,018,620

Ian Johnston	3/1/2022	—	—	—	—	—	—	—	1,200	$116,049
	3/1/2023	—	—	—	—	—	—	—	1,200	$116,049
	3/1/2024	—	—	—	—	—	—	—	1,200	$116,049

Jaime Hill	3/1/2022	—	—	—	—	—	—	—	1,800	$174,074
	3/1/2023	—	—	—	—	—	—	—	1,800	$174,074
	3/1/2024	—	—	—	—	—	—	—	1,800	$174,074

Jamie Gentoso	3/1/2021	—	49,097	—	51.07	3/1/2031	—	—	—	$—
	3/1/2022	—	64,429	—	46.14	3/1/2032	—	—	9,180	$887,775
	3/1/2023	—	45,879	—	57.59	3/1/2033	—	—	7,994	$773,080
	3/1/2024	—	40,333	—	71.21	3/1/2034	—	—	6,061	$586,144

Nollaig Forrest	3/1/2022	—	—	—	—	—	—	—	1,800	$174,074
	3/1/2023	—	11,162	—	57.59	3/1/2033	—	—	3,145	$304,145
	3/1/2024	—	35,329	—	71.21	3/1/2034	—	—	5,309	$513,420

Toufic Tabbara	3/1/2022	—	64,429	—	46.14	3/1/2032	—	—	9,180	$887,755
	3/1/2023	—	45,879	—	57.59	3/1/2033	—	—	7,994	$773,080
	3/1/2024	—	40,333	—	71.21	3/1/2034	—	—	6,061	$586,144

(1)	The following table provides an overview of the performance measurement period for Parent PSOs with outstanding vesting dates as of December 31, 2024:

Expiration Date	Outstanding Vesting Dates
3/1/2030	Performance measurement period ended on December 31, 2024
3/1/2031	Performance measurement period ends on December 31, 2025
3/1/2032	Performance measurement period ends on December 31, 2026
3/1/2033	Performance measurement period ends on December 31, 2027
3/1/2034	Performance measurement period ends on December 31, 2028

(2)	The following table provides an overview of the performance measurement period for Parent PSUs with outstanding vesting dates as of December 31, 2024:

Grant Date	Outstanding Vesting Dates
3/1/2022	Performance measurement period ended on December 31, 2024
3/1/2023	Performance measurement period ends on December 31, 2025
3/1/2024	Performance measurement period ends on December 31, 2026

(3)
Based on achievement of maximum level of performance (100%). The treatment of outstanding Parent PSOs with performance cycles in progress is described under “The Separation and Distribution—Treatment of Parent Equity Awards.”

(4)
Based on achievement of target level of performance (100%), as cumulative performance to date as of December 31, 2024 exceeds the threshold level of performance. The treatment of outstanding Cycle 2025 PSUs and Cycle 2026 PSUs is described under “The Separation and Distribution—Treatment of Parent Equity Awards.”

(5)
Based on a stock price of $96.71 (which represents the closing price of Parent Shares on SIX as of December 31, 2024, converted from CHF to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (1.1070)).

2024 Parent PSOs Exercised and Parent PSUs Vested
The table below shows the number of Parent Shares acquired upon the exercise of Parent PSOs and the vesting of Parent PSUs during 2024.

	Parent PSOs		Parent PSUs
Name	Number of Parent Shares Acquired on Exercise	Value Realized Upon Exercise(1)	Number of Parent Shares Acquired on Vesting	Value Realized Upon Vesting(1)
Jan Philipp Jenisch	392,648	$10,142,807	73,567	$5,990,628
Ian Johnston	—	$—	2,122	$172,796
Jaime Hill	—	$—	3,183	$259,195
Jamie Gentoso	—	$—	6,670	$543,144
Nollaig Forrest	—	$—	3,014	$245,433
Toufic Tabbara	—	$—	3,183	$259,195

(1)	Amounts reflect a conversion from CHF to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (1.1070).
Pension Benefits as of December 31, 2024
The table below shows the present value of accumulated benefits for the NEOs under the tax-qualified retirement plans and nonqualified pension plans of Holcim as of December 31, 2024.

Name	Plan Name(s)	Number of Years of Credited Service	Present Value of Accumulated Benefits(1)	Payments During Year Ended December 31, 2024
Jan Philipp Jenisch	Holcim Pension Fund	7	$—	$2,876,595
	Holcim Supplementary Pension Fund	7	$—	$348,324
	GEMINI Collective Foundation	7	$—	$2,160,170
Ian Johnston	Lafarge Canada SERP	21	$335,700	$—
Jaime Hill	Futuro Mejor	N/A	$—	$8,976
Jamie Gentoso	N/A	N/A	$—	$—
Nollaig Forrest	Holcim Pension Fund	5	$1,453,024	$—
	Holcim Supplementary Pension Fund	5	$408,121	$—
	GEMINI Collective Foundation	1	$414,218	$—
Toufic Tabbara	Lafarge NA SERP	16	$407,656	$—

(1)
Value for Mr. Johnston reflects a conversion from CAD to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (0.6959). Values for Mr. Jenisch and Ms. Forrest reflect a conversion from CHF to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (1.1070). Value for Mr. Hill reflects a conversion from MXN to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (0.04828).

Narrative Discussion of Pension Benefits
Holcim operates both defined contribution plans and defined benefit pension plans. The primary broad-based pension plans in North America are closed to new entrants and frozen to future accruals. On December 31, 2022, the LafargeHolcim U.S. Consolidated Union Pension Plan was merged into the LafargeHolcim U.S. Pension Plan. On May 31, 2023, Holcim formally terminated its U.S. defined benefit pension plan (the LafargeHolcim U.S. Pension Plan). Effective November 13, 2023, the buy-in contracts were converted to buy-out contracts in conjunction with the plan termination. All benefit obligations associated with these programs were transferred to the insurer and are no longer obligations of the Company. On February 28, 2023, the Company decided to terminate its main Canadian defined benefit pension plan (the Lafarge Canada Inc. Salaried Employees’ Pension Plan), leading to freeze of pay-linkage. The Company completed a partial settlement in the third quarter of 2024 through $99 million of lump sum payments to plan participants. Full settlement of the Company’s main Canadian defined benefit pension plan occurred effective October 3, 2024 following a conversion of the buy-in contracts to buy-out contracts in conjunction with the plan termination. All benefit obligations associated with these programs were transferred to the insurer and are no longer obligations of the Company. The only qualified defined benefit pension plans remaining at Amrize for employees in North America are two smaller defined benefit pension plans in Canada (the Lafarge Canada Inc. Non-Salaried Employees’ Pension Plan and the Innocon Inc. Salaried Employees’ Pension Plan). None of the NEOs participate in these remaining defined benefit pension plans.
Amrize also sponsors several nonqualified pension plans in North America that were designed to restore benefits from tax-qualified retirement plans that were otherwise limited due to government benefit limitations. These nonqualified pension plans — the Lafarge North America Inc. Supplemental Executive Retirement Plan (the “Lafarge NA SERP”) in the United States and the Lafarge Canada SERP (as defined below) in Canada — are closed to new hires and no additional benefits are accruing in these plans. The benefit amount in the Lafarge NA SERP was frozen as of June 30, 2015 while the Lafarge Canada SERP froze credited service as of December 31, 2019 and the total benefit amount as of December 31, 2020. Normal retirement is age 65 for both plans. The Lafarge NA SERP permits benefits to commence as early as age 63 unreduced and age 55 with 6% per year reductions from age 63. The Lafarge Canada SERP permits benefits to commence unreduced as early as age 60 if age and service combined is at least 85 or after 30 years of service. Early retirement benefits are otherwise available in Canada as early as age 55, but benefits are reduced by 4% per year from the unreduced retirement age. The general underlying benefit formulas for the Lafarge NA SERP and the Lafarge Canada SERP were both based on final 5-year average of earnings (base salary, overtime pay, commissions, and bonus compensation) as follows:
United States:	1.33% of Final Average Earnings x Credited Service
Canada:	1.75% of Final Average Earnings x Credited Service
The Company’s pension plans in Switzerland are structured as cash balance benefit plans and are accounted for as defined benefit pension plans. Retirement savings contributions from both employer and employees are determined under pension fund rules based on age-related sliding scales of percentages of salary ranging from 5.3% to 17.2% of salary for employer and from 5.8% to 13.6% of salary for employees. Under Swiss law, the pension fund annually guarantees the vested benefit amount to its members. The Company’s Swiss pension plans comply with the regulatory framework, ensuring a minimum level of benefits. Amrize Employees in Switzerland participate in the Holcim Pension Fund and Holcim Supplementary Pension Fund, which also cover Holcim employees. Normal retirement is age 65 for both plans, and the plans permit reduced benefits to commence as early as age 58.
Mr. Jenisch and Ms. Forrest previously participated in the GEMINI Collective Foundation; however, they will no longer be eligible for this plan following the completion of the Spin-off.
Nonqualified Deferred Compensation as of December 31, 2024
The following table provides information regarding the nonqualified defined contribution and deferred compensation plans for each of our NEOs during the year ended December 31, 2024.

Name	Executive Contributions(1)	Parent Contributions(1)	Aggregate Earnings(2)	Aggregate Withdrawals / Distributions	Account Balance as of December 31, 2024(3)
Jan Phillip Jenisch	$—	$—	$—	$—	$—
Ian Johnston	$—	$80,024	$58,108	$—	$428,231
Jaime Hill	$—	$—	$—	$—	$—
Jamie Gentoso	$70,000	$50,435	$131,754	$—	$1,097,747
Nollaig Forrest	$—	$—	$—	$—	$—
Toufic Tabbara	$ 41,999	$ 53,347	$ 365,321	$—	$ 1,446,253

(1)	Amounts shown in the “Executive Contributions” column are reflected in “Executive and Director Compensation—Summary Compensation Table.”
(2)	Amounts shown in the “Aggregate Earnings” column are not reflected in “Executive and Director Compensation—Summary Compensation Table,” as there were no above-market or preferential earnings.
(3)
Amounts shown in the “Account Balance as of December 31, 2024” column are not reflected in “Executive and Director Compensation—Summary Compensation Table” for prior years as this is the Company’s first year reporting.

Ms. Gentoso and Mr. Tabbara participate in the LafargeHolcim U.S. Executive Deferred Compensation Plan (the “LafargeHolcim US EDCP”) and Mr. Johnston participates in the Lafarge Canada Inc. U.S. Supplemental Executive

Retirement Plan (the “Lafarge Canada SERP”) in Canada. Under the LafargeHolcim US EDCP, a participant may defer up to 50% of base salary and 100% of bonus compensation until termination of employment. Payments may be taken in a lump sum or installments over a period of ten years. Under the Lafarge Canada SERP, no employee deferrals are permitted. Payments may be taken in a lump sum or installments over a period of ten years.
Amounts contributed under the LafargeHolcim US EDCP and the Lafarge Canada SERP are credited with market earnings based on the same fund choices available to all employees under the Company’s tax-qualified plans. These fund choices include a broad-based selection of equity and fixed income funds that are selected by participants. Participants may change these fund choices on a daily basis.
Tax rules limit the size of contributions that can be made to individuals pursuant to tax-qualified defined contribution plans. These limits are based on the annual compensation of plan participants. Because of these limits, certain participants (including NEOs) are unable to receive their full contribution pursuant to the terms and conditions of the underlying tax-qualified plan. To account for these limitations, the Company utilizes nonqualified defined contribution plans such as the LafargeHolcim US EDCP and the Lafarge Canada SERP. Under these plans, the Company makes an additional “annual contribution” to those executives whose calculated contribution to their tax-qualified plan accounts was limited by tax laws.
Potential Payments upon Termination or Change in Control
As described in “Compensation Discussion and Analysis,” Holcim and Amrize do not have severance plans that provide for any supplemental compensation or benefits upon a termination of employment. Potential payments associated with notice of termination of employment for salaries, incentive programs and other benefits are defined by employment agreements, offer letters or incentive award agreements. See “Compensation Discussion and Analysis—Employment Agreements and Offer Letters” for summaries our NEOs’ employment agreements. Key provisions of our treatment of employees upon termination include:
•
Base Salaries: Employees are entitled to a 12-month pre-termination notice period. If notice is provided by either the employee or the company, the employee is able to receive continuation of salary payments for the pre-termination notice period. For employment agreements governed by Illinois law, if the employee is released from work and placed on garden leave, such payments will cease if the individual accepts Amrize-approved employment with another company. For employment agreements governed by Swiss law, income received from a new employer for work performed during the period of garden leave will be deducted from our payment obligations.

•
Cash Incentive Awards: Employees are also eligible to continue to participate in Parent’s cash incentive plans during the 12-month pre-termination notice period. Participation ceases upon the actual end of the employment. Employees are eligible for pro rata payments until the termination date upon retirement, death, disability, change in control, or a termination by us with cause.

•
Parent Equity Awards: In the event an employee terminates for cause, performance, or for a voluntary exit, all unvested Parent Equity Awards are forfeited. In the case of termination for death, disability, retirement, or upon certain involuntary termination events within eighteen months following a change in control, or in any case at the discretion of the Parent Board of Directors, participants receive credit for pro rata vesting prior to the termination event. In these cases, the performance-based awards are earned based on the actual performance achieved at the end of the performance period, except for death and involuntary termination within eighteen months following a change in control, where the performance is evaluated upon termination and payable assuming that performance conditions are met. Our equity programs allow for continued vesting and earning during employment, including during the 12-month pre-termination notice period. Employees are eligible for pro rata payouts of performance-based awards based upon actual achievement as of the end of the respective performance measurement period. Vesting/earning of Parent Equity Awards ceases upon the actual end of the employment. Vested and exercisable PSOs must be exercised within six months of a termination event. Unvested PSOs and PSUs continue their performance cycle and earned and vested PSOs and PSUs must be exercised within six months of the end of the performance measurement period when a participant is no longer an employee. In the event of a change in control where awards are not assumed by the buyer, unvested awards are fully accelerated.

•
Benefits: Core benefits such as medical and insurance are continued during the 12-month pre-termination notice period, though all such benefits are no longer in effect upon termination of employment. No additional retirement benefits are due nor any changes to terms of benefits available as a result of these termination or change in control events, other than the acceleration of the availability of certain retirement benefits for Mr. Johnston and Ms. Forrest as set forth under “—Pension Benefits as of December 31, 2024.” Specifically, Mr. Johnston’s benefit under the Lafarge Canada SERP would be distributed upon a change in control and Ms. Forrest’s vested account balances under the Holcim Pension Fund, Holcim Supplementary Pension Fund and GEMINI Collective Foundation would be distributed upon her termination for any reason. There would be no impact on any other retirement benefits.
The table below reflects the potential payments to which each of our NEOs would have been entitled upon each termination scenario listed (assuming such event occurred on December 31, 2024), other than the retirement benefits (except for Mr. Johnston as noted below), which are set forth under “—Pension Benefits as of December 31, 2024,” and deferred compensation arrangements, which are set forth under “—Nonqualified Deferred Compensation as of December 31, 2024.”

Name	Type of Payment	Voluntary Termination	Involuntary Termination (without Cause)	Death	Disability	Retirement	Qualifying Termination in Connection with a Change in Control
Jan Philipp Jenisch	Garden Leave Pay(1)	$2,435,400	$2,435,400	$—	$—	$2,435,400	$2,435,400
	Bonus(2)	830,250	830,250	830,250	830,250	830,250	830,250
	Equity Vesting(3)	—	33,362,567	33,362,567	33,362,567	33,362,567	33,362,567
	Continued Benefits	—	—	—	—	—	—
	Total	$3,265,650	$36,628,217	$34,192,817	$34,192,817	$36,628,217	$36,628,217
Ian Johnston	Cash Severance(4)(5)	$—	$634,694	$—	$—	$—	$634,694
	Bonus(1)(5)	—	344,364	267,368	319,561	267,368	344,364
	Equity Vesting(3)(5)	—	88,690	388,690	388,690	388,690	388,690
	Continued Benefits(4)(5)	—	161,464	—	—	—	161,464
	Total	$—	$1,529,213	$656,059	$708,251	$656,059	$1,529,213
Jaime Hill	Garden Leave Pay(1)	$1,082,212	$1,082,212	$—	$—	$1,082,212	$1,082,212
	Bonus(2)	382,212	382,212	382,212	382,212	382,212	382,212
	Equity Vesting(3)	—	319,135	319,135	319,135	319,135	319,135
	Continued Benefits	—	—	—	—	—	—
	Total	$1,464,424	$1,783,559	$701,347	$701,347	$1,783,559	$1,783,559
Jamie Gentoso	Garden Leave Pay(1)	$1,330,000	$1,330,000	$—	$—	$1,330,000	$1,330,000
	Bonus(2)	630,000	630,000	630,000	630,000	630,000	630,000
	Equity Vesting(3)	—	3,400,049	3,400,049	3,400,049	3,400,049	3,400,049
	Continued Benefits	—	—	—	—	—	—
	Total	$1,960,000	$5,360,049	$4,030,049	$4,030,049	$5,360,049	$5,360,049
Nollaig Forrest	Garden Leave Pay(1)	$1,135,782	$1,673,784	$—	$—	$—	$1,673,784
	Bonus(2)	538,002	538,002	538,002	538,002	538,002	538,002
	Equity Vesting(3)	—	612,959	612,959	612,959	612,959	612,959
	Continued Benefits	—	—	—	—	—	—
	Total	$1,673,784	$2,824,745	$1,150,961	$1,150,961	$1,150,961	$2,824,745

(1)	Represents the continuation of base salary for the 12-month pre-termination notice period.
(2)	Bonus payments are based on achievement of target level of performance and adjusted for the service period elapsed in the applicable year.
(3)
Represents the market value of the Parent Shares underlying the PSOs and PSUs, based on a stock price of $96.71 (which represents the closing price of Parent Shares on SIX as of December 31, 2024, converted from CHF to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (1.1070)), minus, in the case of PSOs, the exercise price of the unvested PSOs subject to acceleration. Values reflect a conversion from CHF to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (1.1070).

(4)
As of December 31, 2024, Mr. Johnston was on cross-border assignment in Canada and would have been entitled to severance payments under Canadian common law, which would have entitled him to the following severance payments and benefits: (i) the equivalent of

24 months of base salary for cash severance, (ii) continued benefits equivalent to 24 months of pension contributions (iii) 24 months of core benefit coverage, and (iv) costs associates with a career consulting service. After completion of the Distribution, the provisions governing Mr. Johnston’s entitlements upon termination will coincide with his employment agreement in the form attached as an exhibit to the registration statement of which this information statement is a part.
(5)	Values for Mr. Johnston reflect a conversion from CAD to U.S. dollars using the foreign exchange rate in effect on December 31, 2024 (0.6959).
Separation of Toufic Tabbara
On September 2, 2024, Mr. Tabbara entered into a separation agreement with Holcim, which initiated the 12-month pre-termination notice period required to terminate Mr. Tabbara’s employment with Holcim. Mr. Tabbara’s employment with Holcim will terminate effective as of September 30, 2025. The termination agreement clarifies that, during the pre-termination notice period, pursuant to Mr. Tabbara’s release of claims and his entry into the termination agreement, Mr. Tabbara is entitled to receive the following benefits:
•	Continued payment of the annual base salary at an annualized rate of $700,000;
•	A pro-rated cash incentive award for 2024 and 2025 that will be paid in accordance with the applicable incentive plan rules governing the Parent Cash Incentive Plan; and
•	Continued payment of car allowance at an annualized rate of $29,000.
Furthermore, any outstanding (unvested or vested) PSUs or PSOs held by Mr. Tabbara will be treated in accordance with the applicable plan rules in connection with Mr. Tabbara’s termination.
The 2025 Omnibus Incentive Plan
In connection with the Spin-off, we expect that Parent will adopt our 2025 Omnibus Incentive Plan (the “2025 Plan”) in the form attached as an exhibit to the registration statement of which this information statement is a part. The 2025 Plan will become effective on the Ex-Dividend Date. The material terms of the 2025 Plan are summarized below.
Purpose
The purpose of the 2025 Plan will be to provide additional incentives to selected officers, employees, partners, non-employee directors, independent contractors, and consultants of Amrize to strengthen their commitment, motivate them to faithfully and diligently perform their responsibilities and to attract and retain competent and dedicated persons who are essential to the success of our business and whose efforts will impact our long-term growth and profitability.
Eligibility and Administration
Officers, employees, partners, non-employee directors, independent contractors and consultants of Amrize will be eligible to receive awards under the 2025 Plan. Our Board of Directors will administer the 2025 Plan unless they appoint a committee to administer certain aspects of the 2025 Plan. Our Board of Directors or committee administering the 2025 Plan is referred to herein as the “plan administrator.” Subject to applicable laws and regulations, the plan administrator is authorized to delegate its administrative authority under the 2025 Plan to an officer of the Company or other individual or group.
The plan administrator will have the authority to exercise all powers either specifically granted under the 2025 Plan or as necessary and advisable in the administration of the 2025 Plan, including, without limitation: (i) to select those eligible recipients who will be granted awards; (ii) to determine whether and to what extent awards are to be granted to participants; (iii) to determine the number of Company Shares or cash to be covered by each award; (iv) to determine the terms and conditions, not inconsistent with the terms of the 2025 Plan, of each award granted thereunder; (v) to determine the terms and conditions, not inconsistent with the terms of the 2025 Plan, which govern all written instruments evidencing awards; (vi) to determine the fair market value in accordance with the terms of the 2025 Plan; (vii) to determine the duration and purpose of leaves of absence which may be granted to a participant without constituting termination of the participant’s employment, tenure or service for purposes of awards; (viii) to adopt, alter and repeal such administrative rules, guidelines and practices governing the 2025 Plan as it will from time to time deem advisable; (ix) to prescribe, amend and rescind rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or qualifying for favorable tax treatment under applicable foreign laws, which rules and regulations may be set forth in an appendix or appendices to the 2025 Plan or the applicable award agreement; and (x) to construe and interpret the terms and provisions of the 2025 Plan and any award issued under the 2025 Plan (and any award agreement relating thereto), and to otherwise supervise the administration of the 2025 Plan and to exercise all powers and authorities either specifically granted under the 2025 Plan or necessary and advisable in the administration of the 2025 Plan.
Shares Available for Awards
We will initially reserve a pool of 25,500,000 Company Shares for issuance under the 2025 Plan.
Company Shares issued to satisfy awards granted under the 2025 Plan may consist of Company Shares held in treasury or Company Shares resulting from an increase in our share capital under the Company’s conditional share capital or capital band. See “Description of Share Capital and New Articles—General—Conditional Share Capital” and “Description of Share Capital and New Articles—General—Capital Band.” If any Company Shares subject to an award are forfeited, cancelled, exchanged or surrendered or if an award otherwise terminates or expires without a distribution of Company Shares to the participant, the Company Shares with respect to such award will, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for awards under the 2025 Plan. If an award under the 2025 Plan is paid or settled in cash, is exchanged or withheld as full or partial payment in connection with any option or share appreciation right (“SAR”), or is exchanged or withheld to satisfy the tax withholding obligations related to an award under the 2025 Plan, then any Company Shares subject to such award may, to the extent of such cash settlement, exchange or withholding, be used again for new grants under the 2025 Plan. If an award under the 2025 Plan is forfeited, exchanged, surrendered, cancelled or expires, then any forfeited, exchanged, surrendered, cancelled or expired shares subject to such award may be used for new grants under the 2025 Plan. In addition, (i) to the extent an award is denominated in Company Shares, but paid or settled in cash, the number of Company Shares with respect to which such payment or settlement is made will again be available for grants of awards pursuant to the 2025 Plan and (ii) Company Shares underlying awards that can only be settled in cash will not be counted against the aggregate number of Company Shares available for awards under the 2025 Plan.
Awards that are assumed, converted, or substituted under the 2025 Plan as a result of our acquisition of another company (including by way of merger, combination or similar transactions) (each such award a “substitute award”) will not reduce the number of Company Shares available for grant under the 2025 Plan.
Individual Limits
The maximum amount of compensation awarded to a non-employee member of the Board of Directors pursuant to an award under the 2025 Plan for service as a non-employee director for a calendar year may not exceed $750,000 (calculating the value of any such awards based on the grant date fair value of such awards for our financial reporting purposes). This limitation will be increased to $1,000,000 in total value (calculating the value of any such awards based on the grant date fair value of such awards for our financial reporting purposes) for awards granted to non-employee directors in their initial calendar year of service as such on our Board of Directors.
Equitable Adjustments
The 2025 Plan provides that, in the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, special or extraordinary dividend, combination or exchange of Company Shares, change in corporate structure or a similar corporate event affecting Company Shares (in each case, a “Change in Capitalization”), the plan administrator will make, in its sole discretion, an equitable substitution or proportionate adjustment in (i) the number of Company Shares reserved under the 2025 Plan, (ii) the kind and number of securities subject to, and the exercise price or base price of, any outstanding options and SARs granted under the 2025 Plan, (iii) the kind, number and purchase price of Company Shares, or the amount of cash or amount or type of property, subject to outstanding restricted shares, restricted share units, share bonuses and other share-based awards granted under the 2025 Plan and (iv) the performance goals and performance periods applicable to any awards granted under the 2025 Plan. The plan administrator will make other equitable substitutions or adjustments as it determines in its sole discretion.
In addition, in the event of a Change in Capitalization (including a change in control, as described below), the plan administrator may cancel any outstanding awards for the payment of cash or in-kind consideration. However, if the exercise price or base price of any outstanding award is equal to or greater than the fair market value of Company Shares, cash or other property covered by such award, our Board of Directors may cancel the award without the payment of any consideration to the participant.
Awards
The 2025 Plan provides for the grant of share options (including incentive stock options (“ISOs”) and nonqualified stock options), SARs, restricted shares, restricted share units (“RSUs”), other share-based awards, share bonuses, cash awards and substitute awards. Certain awards under the 2025 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Internal Revenue Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2025 Plan will be granted pursuant to an award agreement containing terms and conditions applicable to the award, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than ISOs can be granted to employees, consultants, and directors, but ISOs can be granted only to employees. A brief description of each award type is provided below.
Share Options
Share options provide for the purchase of Company Shares in the future at an exercise price set on the grant date. Each share option granted under the 2025 Plan may either be an option intended to qualify as an ISO within the meaning of Section 422 of the Internal Revenue Code or an option not intended to be so qualified (a nonqualified stock option). ISOs may be granted only to an Amrize Employee. To the extent that the aggregate fair market value of the Company Shares for which ISOs are exercisable for the first time by a participant during any calendar year exceeds $100,000, such excess ISOs will be treated as nonqualified stock options.
The term of any share option may not exceed ten years from the date of grant and, except as provided in the applicable award agreement, the exercise price may not be less than 100% of the fair market value of a Company Share on the date the option is granted. If an ISO is granted to a participant who owns more than 10% of the voting rights in the Company, its parent corporation or a subsidiary, the exercise period of the ISO may not exceed five years from the date of grant and the exercise price may not be less than 110% of the fair market value of a Company Share on the date the ISO is granted. The exercise price for Company Shares subject to a share option may be paid in cash, or as determined by the plan administrator in its sole discretion, (i) through any cashless exercise procedure approved by the plan administrator (including the withholding of shares otherwise issuable upon exercise), (ii) by tendering unrestricted Company Shares owned by the participant, (iii) with any other form of consideration approved by the plan administrator and permitted by applicable law or (iv) by any combination of these methods. No more than 25,500,000 Company Shares reserved for issuance under the 2025 Plan may be issued pursuant to the exercise of ISOs (subject to equitable adjustments).
If a participant disposes of any Company Shares acquired pursuant to the exercise of an ISO before the later of (i) two years after the date of grant and (ii) one year after the date of exercise of the ISO, the participant must notify us in writing immediately after the date of such disposition. We may, if determined by the plan administrator, retain possession of any Company Shares acquired pursuant to the exercise of an ISO as agent for the participant until the end of the period described in the preceding sentence, subject to complying with any instructions form the participant as to the sale of such Company Shares.
Except as provided in the applicable award agreement, a participant will have no rights to dividends, dividend equivalents or distributions or other rights of a shareholder with respect to the Company Shares subject to a share option until the participant has given written notice of exercise and paid the exercise price and applicable withholding taxes. The rights of a participant upon a termination of employment or service will be set forth in the applicable award agreement.
SARs
SARs may be granted either alone (a “Free-Standing SAR”) or in conjunction with all or part of any option granted under the 2025 Plan (a “Related Right”). A Free-Standing SAR will entitle its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a Company Share over the base price of the Free-Standing SAR (which, except as provided in the applicable award agreement or in the case of substitute awards, will be no less than 100% of the fair market value of the related Company Share on the date of grant). A Related Right will entitle its holder to receive, at the time of exercise of the Related Right and surrender of the applicable portion of the related share option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a Company Share over the exercise price of the related option. The term of a Free-Standing SAR may not exceed ten years from the date of grant. The term of a Related Right will expire upon the expiration of its related option, but in no event will be exercisable more than ten years after the grant date.
Except as provided in the applicable award agreement, the holder of a SAR will have no rights to dividends, dividend equivalents or distributions or any other rights of a shareholder with respect to the Company Shares subject to the SAR until the holder has given written notice of exercise and paid the exercise price and applicable withholding taxes.
The rights of the holder of a Free-Standing SAR upon a termination of employment or service will be set forth in the applicable award agreement. Related Rights will be exercisable at such times and subject to the terms and conditions applicable to the related option.
Restricted Shares and Restricted Share Units
Restricted shares are forfeitable Company Shares that are subject to certain vesting conditions and other restrictions. RSUs are contractual promises to deliver Company Shares in the future or an equivalent in cash, as determined in the discretion of the plan administrator at the time of grant. The plan administrator will determine the eligible recipients to whom, and the time or times at which, restricted shares or RSUs will be made; the number of Company Shares to be awarded; the price, if any, to be paid by the participant for the acquisition of restricted shares or RSUs; the period of time prior to which restricted shares or RSUs become vested and free of restrictions on transfer; the performance goals (if any); and all other conditions of the restricted shares and RSUs. If the restrictions, performance goals and/or conditions established by the plan administrator are not attained, a participant will forfeit the participant’s restricted shares or RSUs, in accordance with the terms of the grant. Additionally, the award agreement for restricted shares and RSUs may provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as set forth in the award agreement, including, but not limited to, the attainment of certain performance related goals, the participant’s termination of employment, tenure or service with Amrize, or the participant’s incapacity. The provisions of restricted shares or RSUs need not be the same with respect to each participant.
Unless the award agreement provides otherwise, participants with restricted shares will generally have all of the rights of a shareholder, including the right to vote and receive dividends declared with respect to such restricted shares, provided that except as provided in the applicable award agreement, any dividends declared during the restricted period with respect to such restricted shares will only become payable if (and to the extent) the underlying restricted share vests. Except as provided in the applicable award agreement, participants will generally not have the rights of a shareholder with respect to Company Shares subject to RSUs during the restricted period; provided, however, that, subject to Section 409A of the Internal Revenue Code, an amount equal to any dividends declared during the restricted period with respect to the number of Company Shares covered by RSUs may, to the extent set forth in an award agreement, be provided to the participant either currently or at the time (and to the extent) that Company Shares in respect of the related RSUs are delivered to the participant.
The rights of participants granted restricted shares or RSUs upon termination of employment, tenure or service with Amrize for any reason during the restricted period will be set forth in the award agreement. Additionally, the plan administrator reserves the right in its sole discretion to provide (either at or after the grant thereof) that any RSU represents the right to receive the amount of cash per unit that is determined by the plan administrator in connection with the award.
Other Share-Based Awards
Other share-based awards are other awards valued wholly or partially by referring to, or otherwise based on, Company Shares, including dividend equivalents. Any dividend or dividend equivalent awarded will be subject to the same restrictions, conditions and risks of forfeiture as the underlying awards and, except as provided in the applicable award agreement, will only become payable if (and to the extent) the underlying awards vest. Subject to the provisions of the 2025 Plan, the plan administrator will have the authority to determine the individuals to whom and the time or times at which other share-based awards will be granted, the number of Company Shares to be granted pursuant to such other share-based awards, the manner in which such other share-based awards will be settled, the conditions to the vesting and/or payment or settlement of such other share-based awards (which may include, but not be limited to, achievement of performance criteria) and all other terms and conditions of such other share-based awards.
Share Bonuses
Share bonuses are bonuses payable in fully vested Company Shares and will be delivered to such participant as soon as practicable after the date on which such share bonus is payable.
Cash Awards
Cash awards are awards payable solely in cash, and such will be subject to the terms, conditions, restrictions and limitations determined by the plan administrator, in its sole discretion, from time to time. Cash awards may be granted with value and payment contingent upon the achievement of performance goals.
Treatment of Outstanding Awards Upon a Change in Control
In the event that a “change in control” (as such term is defined in the 2025 Plan) occurs, each award granted under the 2025 Plan will continue to operate in accordance with its terms, subject to adjustment (including, without limitation, assumption or conversion into equivalent awards of the acquirer’s equity), as described above. Except as provided in the applicable award agreement, if (i) a change in control occurs and (ii) either (x) an outstanding award is not assumed or substituted in connection with such change in control or (y) an outstanding award is assumed or substituted in connection with such change in control and a participant’s employment or service is terminated without cause or by the participant for good reason (if applicable) within 18 months following the change in control, then (i) any unvested or unexercisable portion of an award carrying a right to exercise will become fully vested and exercisable and (ii) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any other award granted under the 2025 Plan will lapse, the awards will vest in full and any performance conditions will be deemed to be achieved at the greater of target or actual performance levels.
For purposes of the 2025 Plan, an outstanding award will be considered to be assumed or substituted for if, following the change in control, the award remains subject to the same terms and conditions that were applicable to the award immediately prior to the change in control except that, if the award related to Company Shares, the award instead confers the right to receive common stock of the acquiring entity (or such other security or entity as may be determined by the plan administrator, in its sole discretion).
Repricing
We may not, without first obtaining the approval of our shareholders, (i) amend the terms of outstanding options or SARs to reduce the exercise price or base price, as applicable, of such options or SARs, (ii) cancel outstanding options or SARs in exchange for options or SARs with an exercise price or base price, as applicable, that is less than the exercise price or base price of the original options or SARs or (iii) cancel outstanding options or SARs with an exercise price or base price, as applicable, that is above the then-current price of Company Shares of NYSE, in exchange for cash, property or other securities.
Amendment and Termination
The 2025 Plan provides that the Board of Directors or plan administrator, if one is appointed, may amend, alter or terminate the 2025 Plan, or amend any outstanding awards, but participant consent is required if the action would adversely affect the participant’s rights with respect to outstanding awards. Unless the Board of Directors determines otherwise, shareholder approval of an amendment, alteration or termination will be obtained if required to comply with applicable law. The plan administrator may amend the terms of any award, prospectively or retroactively, so long as the amendment does not adversely affect the rights of any participant without the participant’s consent.
Term
No award will be granted pursuant to the 2025 Plan on or after the tenth anniversary of the effective date (as such term is defined in the 2025 Plan), although awards granted before that time will remain outstanding in accordance with their terms.

Transferability and Participant Payments
Until they are fully vested and/or exercisable, awards under the 2025 Plan are generally non-transferrable, subject to the plan administrator’s consent, and are generally exercisable only by the participant. With regard to tax withholding, exercise price, and purchase price obligations arising in connection with awards under the 2025 Plan, generally the plan administrator may, in its discretion, accept cash, Company Shares that meet specified conditions, or such other consideration as it deems suitable.
Clawback
The awards granted under the 2025 Plan are subject to the terms of our clawback policy as it may be in effect from time to time.
The 2025 Employee Stock Purchase Plan
In connection with the Spin-off, we expect that Parent will adopt our Employee Stock Purchase Plan (the “ESPP”) in the form attached as an exhibit to the registration statement of which this information statement is a part, to become effective in connection with the completion of the Spin-off. The material terms of the ESPP are summarized below.
Purpose
The ESPP is designed to allow eligible employees of Amrize to purchase Company Shares with their accumulated payroll deductions. The ESPP is administered by our Board of Directors or an authorized committee thereof comprised of non-employee directors (the “ESPP Administrator”). The ESPP is divided into two components: the “423 Component” and the “Non-423 Component.” The 423 Component is intended to qualify under Section 423 of the Internal Revenue Code. The Non-423 Component is not intended to qualify under Section 423 of the Internal Revenue Code and may generally be used to grant share options to certain non-U.S. employees and other employees designated by the ESPP Administrator. The material terms of the ESPP are summarized below. The purpose of the ESPP is to assist eligible employees in acquiring an ownership interest in Amrize, to align such employees’ interests with those of our shareholders and to encourage such employees to remain in the employment of Amrize. The Board of Directors believes that equity offers under the ESPP will assist Amrize in recruiting and retaining highly qualified employees.
Administration
Subject to the terms and conditions of the ESPP, the ESPP Administrator will have discretionary authority to administer and interpret the ESPP and to determine the terms and conditions of the offerings of Company Shares to be made under the ESPP. Subject to applicable laws and regulations, the ESPP Administrator is authorized to delegate administrative tasks under the ESPP to an officer of the Company or other individual or group. Interpretations and constructions of the ESPP Administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. No member of the Board of Directors or individual exercising administrative authority with respect to the ESPP will be liable for any action or determination made in good faith with respect to the ESPP.
Company Shares Available for ESPP
The initial maximum number of Company Shares which will be authorized for sale under the ESPP is equal to 11,300,000 Company Shares.
Eligibility
Employees eligible to participate in the ESPP for a given offering generally include employees who are employed by Amrize on the first day of the offering. Unless otherwise determined by the ESPP Administrator or required by law, employees of the Company or its designated subsidiaries who, as of the first day of an offering, have been employed by the Company or its designated subsidiaries for at least three (3) months and are customarily scheduled to work less than 20 hours per week or customarily work less than five months in a calendar year will not be eligible to participate in the offering under the ESPP. An employee will not be eligible to participate in the ESPP if the employee is subject to a collective bargaining agreement that does not provide for participant in the ESPP. The

ESPP Administrator may also exclude otherwise eligible employees who are “highly compensated employees” (within the meaning of Section 414(q) of the Code) from the ESPP or an offering under the ESPP if the ESPP Administrator determines that participation of such employees is not advisable or practicable for any reason.
Participation
Employees will enroll under the ESPP by completing an enrollment form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their compensation during an offering. Such payroll deductions must be expressed as a whole number percentage, and the accumulated deductions will be credited to a notional account and applied to the purchase of shares on the exercise date of the offering.
However, an employee will not be permitted to participate in an offering if, immediately after the option to purchase shares in the offering were granted, the employee would own (or be deemed to own through attribution) 5% or more of the Company’s share capital (as registered in the Zug Commercial Register). In addition, a participant may not purchase more than 5,000 Company Shares in each offering or any lesser maximum number determined by the ESPP Administrator. A participant may not be granted an option that permits the participant’s rights to purchase Company Shares to accrue at a rate exceeding $25,000 in fair market value of such Company Shares (determined at the time the option is granted) under the ESPP or any other employee share purchase plan of the Company during any calendar year.
Offering
Under the ESPP, participants are offered the option to purchase Company Shares at a discount during a series of successive offerings, the duration and timing of which will be determined by the ESPP Administrator. However, in no event may an offering be longer than 27 months in length.
The option price for an offering will generally be 85% (or such greater percentage as designated by the ESPP Administrator, but not to exceed 95%) of the lower of the closing price of Company Shares on NYSE on the first day of the offering or the closing price of Company Shares on NYSE on the exercise date (which will occur on the last day of each offering). However, the ESPP Administrator may determine in advance of an offering that the option price for such offering will be 85% (or such greater percentage as designated by the ESPP Administrator, but not to exceed 95%) of the closing price of Company Shares on NYSE on the first day of such offering (without regard to the closing price of Company Shares on NYSE on the exercise date for such offering).
Unless a participant has withdrawn from participation in the ESPP before the exercise date of the applicable offering, the participant will be deemed to have exercised the participant’s option in full as of such exercise date. Upon exercise, the participant will purchase the number of whole shares that the participant’s accumulated payroll deductions will buy at the option price, subject to the participation limitations listed above.
A participant may cancel his or her payroll deduction authorization and withdraw from the offering at any time prior to the end of the offering. Upon withdrawal, the participant will receive a refund of the participant’s notional account balance in cash without interest. If a participant withdraws from an offering, the participant may not later re-enroll in the same offering, but the participant may (if eligible) enroll in any later offering under the ESPP. If a participant wants to increase or decrease the rate of payroll withholding, the participant may do so effective for the next offering by submitting a new enrollment form before the offering for which such change is to be effective.
A participant may not transfer any rights under the ESPP other than by will or the laws of descent and distribution. During a participant’s lifetime, options in the ESPP will be exercisable only by such participant. The ESPP is unfunded, and all funds received by the Company under the ESPP may be combined with other corporate funds and used for any corporate purpose, unless otherwise required by applicable law.
Adjustments
In the event of any share split, reverse share split, share dividend, combination or reclassification of the share, spin-off or other similar change in capitalization or event, we will proportionately adjust the number and class of shares approved under the ESPP, the option price for an offering, and the maximum number of shares which a participant may elect to purchase in any single offering. If the Company is liquidated or dissolved, the ESPP Administrator may provide that options to purchase Company Shares under the ESPP will convert into the right to receive liquidation proceeds (net of the option price). In connection with a merger with or into another corporation, a sale of all or substantially all of our assets or Company Shares, or any other transaction in which the owners of our voting power immediately before the transaction do not hold a majority following the transaction, the ESPP Administrator may take any of the following actions, or do any combination thereof: (i) determine that each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation; (ii) upon written notice to participants, provide that all outstanding options will become exercisable to the extent of accumulated payroll deductions as of a specified date that is more than 10 days before the effective date of the applicable corporate transaction; (iii) upon written notice to participants, provide that all outstanding options will be canceled and accumulated payroll deductions will be returned to participants; or (iv) if the applicable transaction provides for cash payments to the holders of Company Shares, provide for cash payments to participants in amounts based on the per share amount of such cash payments to the shareholders.
Amendment and Termination
The ESPP Administrator may amend, suspend or terminate the ESPP at any time. However, to the extent required by applicable laws, the ESPP Administrator may not amend the ESPP without obtaining shareholder approval within 12 months before or after the date such amendment is adopted.
Director Compensation
Following the Distribution, director compensation will be determined by our Board of Directors with the assistance of our Compensation Committee (within the maximum aggregate amount as approved by shareholders at the annual general meeting of shareholders from time to time). It is anticipated that such compensation will consist of the following:
•	a cash retainer in the amount of $130,000 per year to be paid out in installments on a quarterly basis (prorated for the period of service prior to the 2025 annual meeting); and
•	an equity award of restricted share units with a grant date fair value of approximately $170,000.
In addition, we anticipate that the Lead Independent Director of our Board of Directors will receive an additional cash retainer in the amount of $35,000 per year and that the chairs of each of our Audit Committee, our Compensation Committee and our Nomination & Governance Committee will receive an additional cash retainer in the amount of $25,000, $20,000 and $20,000 per year, respectively. We will not provide directors who are also our employees any additional compensation for serving as a director.
Stock Ownership Guidelines
We expect to adopt stock ownership guidelines for directors that will require them to achieve a minimum share ownership of five times the value of their annual cash retainer within five years of election to our Board of Directors.
Deferred Compensation
Following the Spin-off, we expect to adopt a deferred compensation plan for members of our Board of Directors, pursuant to which a director will be eligible to defer all or part of his or her board retainer and committee chair fees in cash or stock units until the director’s separation from service with the Board of Directors or upon a specified date.
Compensation Amounts Approved by Parent
It is expected that at an extraordinary general meeting of shareholders to be held in May 2025, Parent, as the sole shareholder of the Company, will approve, with effect as of the Distribution, the following compensation amounts, which are based on a total of nine members of our Board of Directors and ten members of our Executive Management:
•	maximum aggregate compensation for the members of our Board of Directors of $3.3 million for the period until the completion of the annual general meeting of shareholders to be held in 2026;
•	maximum aggregate compensation for the members of our Executive Management of $39 million for the period from the Spin-off until December 31, 2025; and
•	maximum aggregate compensation for the members of our Executive Management of $55 million for the year ended December 31, 2026.

The compensation of our Board of Directors and Executive Management follows the underlying core principles in place at Holcim, which strongly align pay with performance, shareholder interests and long-term value creation. The compensation amounts are set in line with market practice in order to strengthen the attraction, retention and motivation of a highly talented leadership team. Going forward, compensation amounts for our Board of Directors and Executive Management will be approved by shareholders as part of the normal course vote on compensation proposals as well as through two advisory votes (including the vote on the Swiss compensation report and the “say on pay” vote on executive compensation in accordance with SEC rules) at the annual general meeting of shareholders.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Agreements with Parent
Following the completion of the Spin-off, Parent and the Company will be independent, publicly traded companies. Parent will not own any Company Shares, and we expect that the relationship between Amrize and Holcim will be governed by, among others, a Separation and Distribution Agreement and the following ancillary agreements: (i) the Transition Services Agreement (as defined in “—Transition Services Agreement”), (ii) the Tax Matters Agreement (as defined in “—Tax Matters Agreement”), (iii) the Employee Matters Agreement (as defined in “—Employee Matters Agreement”), (iv) the IP Cross-License Agreement (as defined in “—IP Cross-License Agreement”), (v) the Trademark License Agreement (as defined in “—Trademark License Agreement”), (vi) certain commercial agreements, including the Framework Supply Agreement and the Manufacturing and Purchase Agreement (each as defined in “—Commercial Agreements”), and (vii) the other agreements to be entered into to effectuate, or in connection with, the Spin-off (collectively, the “Ancillary Agreements”). These agreements will provide for the allocation between us and Holcim (or our and their respective affiliates) of Holcim’s and our assets, employees, liabilities and obligations (including with respect to employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the Spin-off, and govern the relationship between Amrize and Holcim for certain commercial matters (including manufacturing, supply and insurance) following the Spin-off.
The agreements described below are filed as exhibits to the registration statement of which this information statement is a part, and the summaries below set forth the current terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.
The Separation and Distribution Agreement
In connection with the Spin-off, the Company and Parent will enter into a separation and distribution agreement (the “Separation and Distribution Agreement”). The Separation and Distribution Agreement will set forth our agreement with Parent regarding the principal transactions necessary to separate us from Holcim. It will also set forth other agreements that govern certain aspects of our relationship with Holcim after the completion of the Distribution. We intend to enter into the Separation and Distribution Agreement immediately before the Distribution.
Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will identify assets to be transferred, liabilities to be assumed, and contracts to be assigned to each of us and Holcim as part of the reorganization of Holcim, and will describe when and how these transfers, assumptions and assignments will occur, although many of the transfers, assumptions and assignments will have already occurred prior to our entering into the Separation and Distribution Agreement. In particular, the Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement:
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All assets constituting “Amrize Assets” will be retained by or transferred to us or one of our subsidiaries. “Amrize Assets” consist of, among other things, assets primarily related to the Amrize Business, certain subsidiaries of Parent, all rights, claims, causes of action and credits to the extent related to any assets or liabilities allocated to us and the real property owned by or leased to Amrize (except for certain owned and leased real properties designated as “Holcim Assets”). All assets of Parent that are not Amrize Assets will be retained by or transferred to Parent or one of its other subsidiaries. These retained assets include, among others, the real property owned by or leased to Holcim or otherwise designated as “Holcim Assets,” certain equity interests and all rights, claims, causes of action and credits to the extent related to any assets or liabilities allocated to Parent.

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Parent will transfer to us, and we will assume, certain liabilities (the “Amrize Liabilities”), whether accrued or contingent, and whether arising prior to, at or after the Distribution, including all liabilities, including environmental liabilities, to the extent relating to or arising out of or resulting from the operation or conduct of the Amrize Business or Amrize Assets, as conducted at any time prior to, on or after the Distribution. The Amrize Liabilities also include liabilities relating to, arising out of or resulting from any registration statement or similar disclosure document related to the Spin-off (including the registration statement of which this information statement is a part), or the matters set forth under “The Separation and Distribution—Debt Financing Transactions,” other than statements that expressly relate to the Holcim Business, and liabilities related to sales of certain products specified in the Separation and Distribution Agreement prior to the Distribution aligned with the Amrize Business. Parent will retain all other liabilities, including environmental liabilities, to the extent relating to or arising out of or resulting from the operation or conduct of the Holcim Business or assets, liabilities relating to, arising out of or resulting from any of Parent’s disclosure documents (including the Holcim Shareholder Meeting Materials and other ad hoc Parent disclosures) or any statement that expressly relates to the Holcim Business in any registration statement or similar disclosure document related to the Spin-off and filed on or prior to the Ex-Dividend Date (including the registration statement of which this information statement is a part) and liabilities related to any sales of certain products specified in the Separation and Distribution Agreement prior to the Distribution aligned with the Holcim Business.
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Except as otherwise provided in the Separation and Distribution Agreement or any Ancillary Agreement, Parent will be responsible for any third-party costs and expenses incurred on or prior to the Spin-off by Parent or Amrize in connection with the Spin-off (including, without limitation, costs and expenses relating to legal counsel, financial advisors and accounting advisory work related to the Separation) that remain unpaid as of the Ex-Dividend Date.

The allocation of liabilities for payroll taxes and reporting and other employee tax matters is covered by the Employee Matters Agreement and the allocation of liabilities for all other taxes is covered by the Tax Matters Agreement. See “—Employee Matters Agreement” and “—Tax Matters Agreement,” respectively.
Except as expressly set forth in the Separation and Distribution Agreement or any Ancillary Agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks associated with any conveyances that prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained, and that any requirements of laws or judgments are not complied with.
Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement and the Ancillary Agreements may be, and following the Separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation. See “Risk Factors—Risks Relating to the Spin-off—In connection with the Separation, Parent will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Parent’s ability to satisfy its indemnification obligation will not be impaired in the future.”
The Distribution. The Separation and Distribution Agreement will also govern the rights and obligations of the parties regarding the Distribution. Prior to approval by holders of a majority of Parent Shares represented at the Holcim Annual General Meeting 2025, Parent may determine, taking into account the best interests of Parent and holders of Parent Shares, whether, when and on what basis to proceed with all or part of the Distribution.
Conditions. The Separation and Distribution Agreement will provide that the Distribution will require several conditions be satisfied or waived prior to the consummation of the Distribution. For further information regarding the conditions to the Distribution, see the section entitled “The Separation and Distribution—Conditions to the Distribution.”
Releases and Indemnifications. Except as otherwise provided in the Separation and Distribution Agreement or any Ancillary Agreement, each party will release and forever discharge the other party and its subsidiaries and affiliates from all liabilities existing or arising from or relating to any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Distribution, whether or not known as of the Distribution, including in connection with the transactions and all other activities to implement the Separation or the Distribution. The releases will not extend to obligations or liabilities under any agreement between the parties that is not to terminate as of the Distribution. In addition, the Separation and Distribution Agreement will provide for cross-indemnities that, except as otherwise provided in the Separation and Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities of the Amrize Business with us and financial responsibility for the obligations and liabilities of the

Holcim Business with Parent. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or otherwise in connection with:
•	the liabilities each such party assumed or retained pursuant to the Separation and Distribution Agreement;
•
the failure of a party or its subsidiaries to pay, perform or otherwise promptly discharge any liability assumed or retained pursuant to the Separation and Distribution Agreement in accordance with their respective terms; and

•	any breach by such party or its subsidiaries, following the Spin-off, of the Separation and Distribution Agreement or any Ancillary Agreement.
Each party’s aforementioned indemnification obligations will be uncapped; provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds or other amounts actually recovered (net of any out-of-pocket costs or expenses incurred in the collection thereof) by the party being indemnified. The Separation and Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed solely by the Tax Matters Agreement.
Legal Matters. Except as otherwise set forth in the Separation and Distribution Agreement (or as further described below), each party to the Separation and Distribution Agreement will assume the liability for, and control of, all pending, threatened and future legal matters related to its own business or assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such assumed legal matters.
Dispute Resolution. The Separation and Distribution Agreement will be governed by Delaware law. If a dispute arises with Holcim arising out of or relating to the Separation and Distribution Agreement or any Ancillary Agreement or the transactions contemplated thereby and the parties are unable to resolve the dispute in this manner, either party may submit the dispute to arbitration administered by the International Chamber of Commerce (the “ICC”) for final and binding determination. The dispute will be exclusively and finally determined by arbitration by a panel of three arbitrators, and the seat of arbitration will be London, England. In certain cases, an emergency arbitrator appointed pursuant to the ICC Rules of Arbitration or a court of competent jurisdiction may issue provisional remedies, subject to modification or vacation by the arbitral tribunal.
Other Matters Governed by the Separation and Distribution Agreement. Other matters governed by the Separation and Distribution Agreement include access to information, confidentiality, treatment of shared contracts, any transfers to be completed following the Distribution and the receipt of any related third-party consents, access to insurance policies and treatment of outstanding guarantees and similar credit support.
Transition Services Agreement
In connection with the Spin-off, the Company and Parent expect to enter into a transition services agreement (the “Transition Services Agreement”) that will govern certain services to be provided by Holcim to us, and by us to Holcim, to help facilitate our and Holcim’s respective transitions to standalone businesses. The charges for such services are generally intended to allow the service provider to recover all of its direct and indirect costs, and may include a reasonable markup of such costs. The services to be provided by and to either us or Holcim will principally be set forth in one or more schedules attached to the Transition Services Agreement, and will include services currently being provided by us or Holcim to the other that we and Holcim will need to continue receiving following the Spin-off to operate our respective businesses, including information technology and financial-related services, among others. The services to be provided under the Transition Services Agreement will be provided for a specified period of time depending on the type and scope of services to be provided, up to two years from the effective date of the Transition Services Agreement.
Tax Matters Agreement
In connection with the Spin-off, the Company and Parent expect to enter into a tax matters agreement (the “Tax Matters Agreement”) that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes.

The Tax Matters Agreement will, among other things, provide special rules that allocate tax liabilities in the event the Distribution or certain related transactions fail to qualify as transactions that are tax-free for U.S. federal income tax purposes or tax-neutral for Swiss tax purposes. Under the Tax Matters Agreement, we will generally agree to indemnify Parent and its affiliates against any and all tax-related liabilities incurred by them relating to the Distribution and certain related transactions, to the extent caused by any representation by us being incorrect, an acquisition of our shares or assets, or any other action undertaken or failure to act by us that is inconsistent with the restrictions set forth in the Tax Matters Agreement, which are applicable for periods of varying length, from two years to as long as five years following the Distribution. Pursuant to this obligation, we could be required to indemnify Parent for, among other things, material amounts of Swiss corporate income tax, Swiss withholding tax, Swiss stamp duty and U.S. federal income tax obligations. This indemnification will apply even if Parent has permitted us to take an action that would otherwise have been prohibited under the tax-related covenants described below.
Employee Matters Agreement
In connection with the Spin-off, the Company and Parent expect to enter into an employee matters agreement (the “Employee Matters Agreement”) to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. The Employee Matters Agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company. The Employee Matters Agreement will also govern the treatment of outstanding Parent Equity Awards held by Amrize Employees at the Ex-Dividend Date. See “The Separation and Distribution—Treatment of Parent Equity Awards.”
The Employee Matters Agreement will provide that, following the Distribution, Amrize Employees generally will no longer participate in beneﬁt plans sponsored or maintained by Parent and will instead participate in beneﬁt plans maintained by the Company.
The Employee Matters Agreement also will set forth the general principles relating to employee matters relating to the Spin-off, including with respect to the assignment and transfer of relevant employees, the assumption and retention of liabilities and related assets, workers’ compensation, payroll taxes, regulatory ﬁlings, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information and the duplication or acceleration of benefits.
IP Cross-License Agreement
In connection with the Spin-off, the Company, an affiliate of the Company and an affiliate of Parent expect to enter into an intellectual property cross-license agreement (the “IP Cross-License Agreement”), which agreement will set forth the terms and conditions pursuant to which we and Holcim will each grant and receive licenses to and from the other under patents, technology and related intellectual property to use in all fields of business. We and our affiliates will license to Holcim, and Holcim will license to us, certain patents, know-how and copyrights allocated to the other party under the Separation Agreement for use in the conduct of our respective businesses. Each respective license will be non-exclusive, fully paid-up (without the obligation to pay any royalties), worldwide, perpetual, irrevocable and non-terminable (except with respect to certain change of control and assignment events).
Trademark License Agreement
In connection with the Spin-off, the Company, Parent and an affiliate of Parent expect to enter into a trademark license agreement (the “Trademark License Agreement”) to provide us time to phase out use of certain names, trademarks and brands owned by Parent. Under the Trademark License Agreement, Parent will license to us certain trademarks related to the “Holcim” and “Lafarge” names and brands and certain other trademarks owned by Parent for certain of our products and/or services, which license will be exclusive (including as against Parent) in certain jurisdictions in which we operate, subject to certain exceptions to exclusivity. We will be required to use such names, trademarks and brands in a manner consistent with historical quality levels and not in a manner that would tarnish or otherwise adversely affect the reputation of the names, trademarks and brands, and Parent, as a licensor, will have certain quality control rights with respect to the licensed names, trademarks and brands. Such licenses will be obtained without additional consideration, and will last for up to thirty (30) months from the effective date of the

Trademark License Agreement, unless earlier terminated by Parent for uncured material breach by us or if we cease to use the licensed trademarks, or in the event of a change of control of or assignment to a third party by us or Parent (in which case the party not undergoing the change of control or not undertaking an assignment, as applicable, will have certain rights to terminate).
Commercial Agreements
In connection with the Spin-off, we and Parent expect to enter into certain commercial agreements, including a framework supply agreement (the “Framework Supply Agreement”) and a manufacturing and purchase agreement (the “Manufacturing and Purchase Agreement”). The Framework Supply Agreement will, among other things, govern the relationship between Amrize and Holcim pursuant to which we will be afforded purchase rights to Holcim’s cement exports to the United States on an arm’s length basis and on market terms. The Manufacturing and Purchase Agreement will, among other things, govern the relationship between Amrize and Holcim pursuant to which we will manufacture and sell to Holcim certain products related to our portfolio of residential and commercial building performance solutions, including roofing, wall and lining products, on an arm’s length basis and on market terms.
Indemnification of Directors and Officers
Prior to the completion of the Spin-off, we expect to enter into indemnification agreements with all of the members of our Board of Directors and Executive Management that provide them and their heirs, executors and administrators with additional indemnification and related rights. See “Description of Share Capital and New Articles—Indemnification of Directors and Officers.”
Procedures for Approval of Related Person Transactions
We expect our Board of Directors to adopt a written related person transactions policy, to be effective upon the completion of the Spin-off, setting forth the policies and procedures for the identification, notification, review and approval or ratification of related person transactions (the “Related Person Transactions Policy”). This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant, where the amount involved exceeds $120,000 and a “related person” (as defined below) had, has or will have a direct or indirect material interest. All such transactions must be approved by our Audit Committee. In reviewing and approving or disapproving any such transactions, the disinterested members of our Audit Committee will be required to consider all relevant facts and circumstances, including, among other factors it deems appropriate, (i) the related person’s interest in the transaction; (ii) the terms of the transaction; (iii) the purpose (and potential benefits to Amrize) of the transaction; (iv) the risks, costs and availability of other comparable services and products and (v) the transaction’s potential impact on a director’s independence, if applicable.
For purposes of the Related Person Transactions Policy, a “related person” means (i) any person who is, or at any time since the beginning of the Company’s last fiscal year was, a director or executive officer of the Company or a nominee to become a director of the Company, (ii) any person who is known to be the beneficial owner of more than 5% of any class of the Company’s voting securities or (iii) any immediate family member of any of the foregoing persons.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information with respect to the beneficial ownership of Company Shares as of March 31, 2025, both before and after giving effect to the completion of the Spin-off, by:
•	each person or group of affiliated persons known by us to own beneficially more than 5% of Company Shares;
•
each other person or entity for whom we expect beneficial ownership to have to be disclosed pursuant to Article 120 of FinMIA based on the status of such person or entity as a principal shareholder of Parent before the Spin-off;

•	each of our directors and director nominees;
•	each of our NEOs; and
•	all of our directors, director nominees and executive officers as a group.
The amounts and percentages of Company Shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or dispositive power over such security, which includes the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated in the footnotes to the following table, and subject to community property laws where applicable, each person or entity included in the table below has sole voting and dispositive power with respect to the Company Shares beneficially owned by them.
A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding and to be beneficially owned by such person for the purposes of computing the ownership and percentage ownership of such person, but are not deemed to be outstanding for purposes of computing the ownership or percentage ownership of any other person, except with respect to the ownership and percentage ownership of all directors, director nominees and executive officers as a group. Figures in the table below are calculated assuming the exercise, prior to the Cum-Dividend Date, of Parent PSOs that vest within 60 days after March 31, 2025.
Immediately following the Spin-off, we expect to have approximately 552,735,960 Company Shares outstanding. The actual number of Company Shares to be distributed will be determined as of the Cum-Dividend Date and will depend on the actual number of Parent Shares outstanding (excluding Parent Shares held by Parent) as of the Cum-Dividend Date.
The persons and entities listed below do not have different voting rights from other holders of Company Shares. To the extent our directors, officers and employees own Parent Shares as of the close of business on the Cum-Dividend Date, they will participate in the Spin-off on the same terms as other holders of Parent Shares.
The information set forth below has been furnished by Parent based on ownership disclosure notifications received by Parent, including ownership disclosure notifications published on the website of SIX Exchange Regulation AG, the monitoring and executive body of SIX. Swiss rules only require share ownership disclosure if the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 33 1∕3%, 50% or 66 2∕3% of voting rights are passed. The ownership and percentage ownership set forth below may thus only indicate the two thresholds between which such person’s ownership sits. More information on the principal shareholders of the Company set forth below may be found at https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/. The information contained on, or that can be accessed through, any website we refer to in this information statement does not and will not constitute a part of this information statement or the registration statement of which this information statement is a part; we have included this website address solely as an inactive textual reference.

Unless otherwise indicated in the footnotes to the following table, the address of each of the persons listed below is Grafenauweg 8, 6300 Zug, Switzerland.

	Company Shares Beneficially Owned
	Before the Spin-off		After the Spin-off
Name of Beneficial Owner	Number	%	Number	%
Directors, Director Nominees and NEOs
Theresa Drew	—	—	—	—
Dwight Gibson	—	—	—	—
Nicholas Gangestad	—	—	—	—
Jan Philipp Jenisch(1)	—	—	1,263,008	*
Holli Ladhani	—	—	—	—
Michael E. McKelvy	—	—	—	—
Jürg Oleas	—	—	17,010	*
Robert S. Rivkin	—	—	—	—
Katja Roth Pellanda	—	—	—	—
Maria Cristina A. Wilbur	—	—	190	*
Nollaig Forrest(2)	—	—	6,170	*
Jamie Gentoso(3)	—	—	40,177	*
Jaime Hill(4)	—	—	5,668	*
Ian Johnston(5)	—	—	6,884	*
Toufic Tabbara	—	—	—	—
All directors, director nominees and executive officers as a group (19 persons)	—	—	1,312,822	*
Principal Shareholders
Parent	552,735,960	100%	—	—
Thomas Schmidheiny(6)	—	—	47,881,581	8.66%
UBS Fund Management (Switzerland) AG(7)	—	—	32,692,833	5.91%
BlackRock, Inc.(8)	—	—	30,138,876	5.45%
Martin and Rosmarie Ebner(9)	—	—	18,120,000	3.28%

*	Denotes less than 1.0% of beneficial ownership.
(1)	Consists of 540,000 Company Shares and 723,008 vested options to purchase Company Shares.
(2)	Consists of 4,370 Company Shares and 1,800 vested options to purchase Company Shares.
(3)	Consists of 30,997 Company Shares and 9,180 vested options to purchase Company Shares.
(4)	Consists of 3,868 Company Shares and 1,800 vested options to purchase Company Shares.
(5)	Consists of 5,684 Company Shares and 1,200 vested options to purchase Company Shares.
(6)
Based on ownership disclosure notification filed with SIX on May 16, 2023. Consists of Company Shares owned by Schweizerische Cement-Industrie-Aktiengesellschaft AG and Cimcap AG. Thomas Schmidheiny is the chairman and beneficial owner of Schweizerische Cement-Industrie-Aktiengesellschaft AG and Cimcap AG. The address of each of the foregoing is Zürcherstrasse 156, 8645 Rapperswil-Jona, Switzerland.

(7)	Based on ownership disclosure notification filed with SIX on May 9, 2024. The address of UBS Fund Management (Switzerland) AG is Aeschenvorstadt 1, 4051 Basel, Switzerland.
(8)	Based on ownership disclosure notification filed with SIX on June 24, 2023. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.
(9)
Based on ownership disclosure notification filed with SIX on June 17, 2023. Consists of Company Shares owned by Patinex AG. Martin and Rosmarie Ebner are the beneficial owners of Patinex AG. The address of each of the foregoing is Egglirein 24, 8832 Wilen bei Wollerau (Freienbach), Switzerland.

DESCRIPTION OF CERTAIN INDEBTEDNESS
Senior Unsecured Notes
On April 7, 2025, FinanceCo issued $3.4 billion in aggregate principal amount of Senior Unsecured Notes. The Senior Unsecured Notes are comprised of $700,000,000 aggregate principal amount of 4.600% senior unsecured notes due 2027, $700,000,000 aggregate principal amount of 4.700% senior unsecured notes due 2028, $1,000,000,000 aggregate principal amount of 4.950% senior unsecured notes due 2030 and $1,000,000,000 aggregate principal amount of 5.400% senior unsecured notes due 2035. The net proceeds from the sale of the Senior Unsecured Notes were approximately $3,387 million (after deductions of discounts and commissions payable to the initial purchasers and expenses of the offering payable by us). The net proceeds will be on-lent to Holcim Participations (US) Inc., the parent of FinanceCo, to repay certain outstanding intercompany loans owed to subsidiaries of Parent that are not and will not become part of Amrize.
The Senior Unsecured Notes will be fully and unconditionally guaranteed by the Company on a senior unsecured basis from and after the Asset Transfer. The Senior Unsecured Notes are fully and unconditionally guaranteed by Parent prior to the completion of the Spin-off.
The Senior Unsecured Notes are governed by an indenture, as supplemented by a first supplemental indenture, each among the Company, FinanceCo, Parent and The Bank of New York Mellon Trust Company, N.A., as trustee (together, the “Senior Unsecured Notes Indenture”). The Senior Unsecured Notes Indenture contains certain covenants, including limitations on our and certain of our subsidiaries’ ability to incur liens or engage in sale-leaseback transactions. The Senior Unsecured Notes Indenture also contains restrictions on our ability to consolidate or merge, or to sell, lease or convey substantially all of our assets. Pursuant to the Senior Unsecured Notes Indenture, we are able to redeem the notes due 2027, in whole or in part, at any time prior to the maturity date, and we are able to redeem the Senior Unsecured Notes of each other series, in whole or in part, prior to the applicable par call date, in each case, by paying a “make whole” premium, plus accrued and unpaid interest to, but excluding, the applicable date of redemption.
The foregoing summarizes the material terms of the Senior Unsecured Notes. However, the Senior Unsecured Notes Indenture has been filed as exhibit to the registration statement of which this prospectus is a part, and the foregoing summary of the Senior Unsecured Notes is qualified in its entirety by reference to the full text of the Senior Unsecured Notes Indenture.
In connection with the issuance of the Senior Unsecured Notes, we entered into a registration rights agreement with Goldman Sachs & Co. LLC, BNP Paribas Securities Corp., BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Mizuho Securities USA LLC and Santander US Capital Markets LLC, as representatives of the several initial purchasers of the Senior Unsecured Notes, pursuant to which we are obligated to use commercially reasonable efforts to file with the SEC and cause to become effective a registration statement with respect to an offer to exchange each series of Senior Unsecured Notes for registered senior unsecured notes with terms that are substantially identical in all material respects.
Revolving Credit Facility
On March 24, 2025, we entered into the Revolving Credit Agreement providing for the Revolving Credit Facility with commitments of $2.0 billion, with JPMorgan Chase Bank, N.A., BNP Paribas, Goldman Sachs Bank USA, Banco Santander, S.A., New York Branch, Mizuho Bank, Ltd., BofA Securities, Inc. and Citibank, N.A., as joint bookrunners and joint lead arrangers. The proceeds of the loans under the Revolving Credit Facility will be used for general corporate purposes. However, the Revolving Credit Facility cannot be drawn from or used prior to the completion of the Spin-off.
Interest is payable on the loans under the Revolving Credit Facility at a rate per annum equal to: (i) for revolving loans in U.S. dollars, either (A) a base rate defined as a rate per annum equal to the greatest of (x) the prime rate then in effect, (y) the greater of the federal funds rate and the overnight bank funding rate then in effect, in each case, as determined by the Federal Reserve Bank, plus 0.50% per annum, and (z) term SOFR rate determined on the basis of a one-month interest period plus 1.00% (the greatest of (x), (y) and (z), the “Base Rate”) or (B) the forward-looking SOFR term rate published by CME Group Benchmark Administration Limited subject to a floor of zero (“Term SOFR”) and (ii) for revolving loans in Canadian dollars, the forward-looking CORRA term rate published by Candeal Benchmark Administration Services Inc., TSX Inc. or a successor administrator, subject to a floor of zero, plus, in each case (i) or (ii), an applicable margin based on FinanceCo’s credit rating.
The Revolving Credit Facility contains representations and warranties, covenants and events of default that are customary for this type of financing, including covenants restricting the incurrence of liens, subsidiary debt, fundamental changes and transactions with affiliates.The Revolving Credit Facility will be guaranteed by the Parent prior to and until the completion of the Spin-off, and upon the completion of the Spin-off, the Parent will be released from its guarantee obligations, and the Revolving Credit Facility will be guaranteed by the Company.
The foregoing summarizes the material terms of the Revolving Credit Facility. However, the Revolving Credit Agreement has been filed as exhibit to the registration statement of which this prospectus is a part, and the foregoing summary of the Revolving Credit Facility is qualified in its entirety by reference to the full text of the Revolving Credit Agreement.
Bridge Loan
On March 24, 2025, we entered into the Bridge Loan Agreement providing for the Bridge Loan with commitments of $5.1 billion, with JPMorgan Chase Bank, N.A., BNP Paribas, Goldman Sachs Bank USA, Banco Santander, S.A., New York Branch, Mizuho Bank, Ltd., BofA Securities, Inc. and Citibank, N.A., as joint bookrunners and joint lead arrangers. The Bridge Loan is not expected to be utilized and on April 8, 2025, we notified JPMorgan Chase Bank, N.A., in its capacity as administrative agent for the lenders, that the commitments under the Bridge Loan were permanently reduced to $1.7 billion. If the Spin-off is consummated without a borrowing under the Bridge Loan, all commitments under the Bridge Loan Agreement will be terminated.
Interest is payable on the Bridge Loan at a rate per annum equal to the Base Rate or Term SOFR, plus, in each case, an applicable margin based on FinanceCo’s credit rating.
The Bridge Loan contains representations and warranties, covenants and events of default that are customary for this type of financing, including covenants restricting the incurrence of liens, subsidiary debt, fundamental changes and transactions with affiliates.
The Bridge Loan will be guaranteed by the Parent prior to and until the completion of the Spin-off, and upon the completion of the Spin-off, the Parent will be released from its guarantee obligations, and the Bridge Loan will be guaranteed by the Company.
The foregoing summarizes the material terms of the Bridge Loan. However, the Bridge Loan Agreement has been filed as exhibit to the registration statement of which this prospectus is a part, and the foregoing summary of the Bridge Loan is qualified in its entirety by reference to the full text of the Bridge Loan Agreement.
Remaining Debt Financing Transactions
Prior to the completion of the Spin-off, we expect that FinanceCo, a future wholly owned subsidiary of the Company, will conduct debt-for-debt exchange offers (the “Debt-for-Debt Exchange Offers”) pursuant to which it will offer to exchange, on a par-for-par basis, (i) 3.500% Guaranteed Notes due 2026 issued by FinanceCo, with an aggregate outstanding principal amount of $400,000,000, (ii) 4.750% Guaranteed Notes due 2046 issued by FinanceCo, with an aggregate outstanding principal amount of $590,000,000, (iii) 7.125% Notes due 2036 issued by Lafarge S.A., with an aggregate outstanding principal amount of $482,626,000, (iv) 4.20% Notes due 2033 issued by Holcim US Finance (Luxembourg) S.A., with an aggregate outstanding principal amount of $50,000,000, (v) 6.875% Guaranteed Notes due 2039 issued by Holcim US Finance (Luxembourg) S.A., with an aggregate outstanding principal amount of $250,000,000 and (vi) 6.500% Notes due 2043 issued by Holcim US Finance (Luxembourg) S.A., with an aggregate outstanding principal amount of $250,000,000 (collectively, the “Original Exchange Notes”) for new senior debt securities (the “New Exchange Notes”) of a corresponding series with the same interest rate, interest payment dates, maturity date and optional redemption features. The New Exchange Notes will be guaranteed by the Company (or, in the event that the Spin-off has not occurred by July 15, 2025, by Parent).
We also expect FinanceCo and the Company to assume, upon the completion of the Spin-off, the rights and obligations (as the new issuer and guarantor, respectively) of $50.0 million of bonds due in 2031, originally issued by a subsidiary of Parent in a private placement transaction (the “USPP Debt Assumption”).

Prior to the completion of the Spin-off, we also expect to establish a commercial paper program for the issuance of short-term promissory notes with a maximum aggregate principal amount of $2.0 billion outstanding at any time (the “Commercial Paper Program”). The Commercial Paper Program will provide for private placements in the United States under Section 4(a)(2) of the Securities Act. The short-term promissory notes issued under the Commercial Paper Program will be unsecured notes ranking at least pari passu with all of our other senior unsecured indebtedness. These short-term promissory notes are anticipated to be offered at par less a discount representing an interest factor or, if interest bearing, at par. The Commercial Paper Program will contain representations and warranties, covenants and events of default that are customary for this type of financing.
There is no certainty that we will be able to consummate the Debt-for-Debt Exchange Offers prior to the completion of the Spin-off, or at all, or the extent to which holders of the subject debt securities will tender such securities. We will determine whether to issue short-term promissory notes under the Commercial Paper Program prior to or after the completion of the Spin-off based on cash balances at the time.

DESCRIPTION OF SHARE CAPITAL AND NEW ARTICLES
We are organized as a Swiss corporation. In connection with the Spin-off, Parent (as sole shareholder of the Company, at an extraordinary general meeting of shareholders in May 2025) will adopt our new articles of association (the “New Articles”). The following is a summary of the expected material terms that will be contained in the New Articles. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the New Articles or the applicable provisions of Swiss law, and are qualified by reference to the full text of the New Articles and the applicable provisions of Swiss law. The full text of the New Articles, in substantially the form expected to be in effect following the Spin-off, is attached as an exhibit to the registration statement of which this information statement is a part.
General
Issued Share Capital
Immediately following the Spin-off, our issued share capital registered in the Commercial Register of the Canton of Zug (Switzerland) (the “Zug Commercial Register”) will be up to $5,668,755.13, divided into up to 566,875,513 shares with a nominal amount (par value) of $0.01 each. All of our outstanding ordinary shares, when issued, will be validly issued and fully paid.
Capital Band
According to the New Articles, our Board of Directors will be authorized to increase our share capital to a maximum of $6,802,506.15 (corresponding to not more than 120% of our share capital registered in the Zug Commercial Register) and/or reduce it to a minimum of $5,101,879.62 (corresponding to not less than 90% of our share capital registered in the Zug Commercial Register) without a shareholder vote. This capital band will expire after five years, at which point a new capital band must be approved by shareholders before our Board of Directors may increase and/or reduce our share capital under a capital band.
In case of a capital increase, the Board of Directors determines the amount of share capital to be issued, the date of issue, the type of contributions, the conditions governing the exercise of subscription rights and the commencement of dividend entitlement.
In case of a capital reduction, the Board of Directors determines, to the extent necessary, the number of shares to be canceled and the use of the reduction amount.
Conditional Share Capital
The New Articles will also provide for a conditional share capital, whereby our share capital may be increased in total by up to $1,700,626.53 (corresponding to not more than 30% of our share capital registered in the Zug Commercial Register) through the issuance of registered shares upon the exercise of rights or entitlements to acquire shares which are granted as follows:
•
up to 56,687,551 registered shares (corresponding to approximately 10% of our share capital registered in the Zug Commercial Register) issuable upon the exercise of rights or entitlements to acquire shares which are granted to employees or members of the board of directors of the Company or its consolidated subsidiaries or other entities in which we have a direct or indirect stake of at least 50%;

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up to 113,375,102 registered shares (corresponding to approximately 20% of our share capital registered in the Zug Commercial Register) issuable upon the exercise of rights or entitlements to acquire shares which are granted in connection with bonds or similar instruments, including convertible bonds or bonds with warrants, loans or other financing instruments of the Company or its consolidated subsidiaries;

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up to 170,062,653 registered shares (corresponding to approximately 30% of our share capital registered in the Zug Commercial Register) issuable upon the exercise of rights or entitlements to acquire shares which are granted to shareholders of the Company; and

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up to 113,375,102 registered shares (corresponding to approximately 20% of our share capital registered in the Zug Commercial Register) issuable upon the exercise of rights or entitlements to acquire shares which are granted to any persons (whether shareholders or third parties).

Preemptive Rights
Swiss law provides that any issuance of Company Shares, whether for cash or non-cash consideration, is subject to the prior approval of shareholders at an annual or extraordinary general meeting of shareholders. Shareholders are granted certain preemptive rights to subscribe for new issues of Company Shares and advance subscription rights to subscribe for warrants, convertible bonds or similar debt instruments with option rights in proportion to the nominal amount (par value) of Company Shares held. Generally, a resolution adopted at an annual or extraordinary general meeting of shareholders by holders of two-thirds of the votes represented at the meeting is required to restrict or suspend preemptive rights.
According to the New Articles, in the case of a capital increase under the capital band, the Board of Directors will, under certain circumstances and subject to the combined dilution cap of 10% (as described below), be authorized to withdraw or limit the subscription rights of shareholders, wholly or in part, and to allocate subscription rights to individual shareholders, third parties or one of our controlled companies. Such circumstances include the use of the new shares (i) to acquire companies or parts thereof or to finance or refinance such transactions, for the conversion of loans or securities into shares, for the financing of new investment projects, (ii) to extend the shareholder base in connection with the listing of Company Shares on a stock exchange to increase the free float or for investment by strategic partners, (iii) for the issuance of Company Shares in financing transactions in the international capital markets, (iv) for raising equity capital in a swift and flexible manner; (v) for the participation of members of the Board of Directors, Executive Management, employees or other service providers for up to 56,687,551 shares (corresponding to approximately 10% of our share capital registered in the Zug Commercial Register); and (vi) for other important reasons in accordance with Swiss law.
In addition, preemptive rights (Bezugsrechte) of existing shareholders are excluded for capital increases out of conditional share capital as described in “Description of Share Capital and New Articles—General—Conditional Share Capital,” and the Board of Directors is, subject to the combined dilution cap of 10% (as described below), authorized to restrict or cancel shareholders’ advance subscription rights (Vorwegzeichnungsrechte) when issuing equity-linked financing instruments and warrants in connection with the financing (including refinancing) of the acquisition of companies, parts of companies, participations or new investment projects of the Company, or the issue of bonds or similar debt instruments on national or international capital markets or to one or more strategic or financial investors.
Also in case of a public tender offer, the Board of Directors is, until the completion of the annual general meeting of shareholders in 2028, authorized to restrict or cancel shareholders’ preemptive rights and advance subscription rights when issuing shares from the capital band or conditional share capital, without another resolution of shareholders at an annual or extraordinary general meeting of shareholders being required (in accordance with art. 36 para. 2 lit. d of the Swiss Takeover Ordinance).
To limit issuances of new shares on a non-preemptive basis, the New Articles will provide for a combined dilution cap applicable to the capital band and the conditional share capital of 56,687,551 shares (corresponding to approximately 10% of our issued share capital registered in the Zug Commercial Register). The combined dilution cap limits non-preemptive share issuances to an overall maximum of approximately 10% of our issued share capital as registered in the Zug Commercial Register, regardless of whether the Board of Directors increases the share capital under the capital band or issues employee options, equity-linked financial instruments or warrants.
Form of Shares
Company Shares will have a nominal amount (par value) of $0.01 each. Company Shares will rank pari passu with each other in all respects, including entitlement to potential dividends, the right to share in the liquidation proceeds in case of liquidation of the Company and preemptive rights.
Company Shares will be issued as uncertificated securities (Wertrechte) within the meaning of article 973c of the Swiss Code of Obligations (the “Swiss Code”). In accordance with article 973c of the Swiss Code, the Company will maintain a register of uncertificated securities (Wertrechtebuch).
Company Share Register and Registration Restrictions
Company Shares will be registered shares (Namenaktien). The Company will have a share register (the “Company Share Register”) maintained by Computershare USA in which the owners of legal title, usufructuaries and nominees of Company Shares will be registered with name, first name, domicile, address and nationality (in case of legal entities the registered seat). Only those shareholders, usufructuaries or nominees directly registered in the Company Share Register will be recognized as the Company’s shareholders, usufructuaries or nominees. Voting rights may only be exercised by holders of Company Shares registered as holding voting rights in the Company Share Register. Acquirors of Company Shares from holders that are registered in the Company Share Register should file a registration form with Computershare USA.
Until the conclusion of the annual general meeting of shareholders in 2028, no person (or group of persons acting in concert within the meaning of art. 121 FinMIA) may be registered in the Company Share Register as holding voting rights in respect of 20% or more of the Company’s share capital (as registered in the Zug Commercial Register). This restriction of registration does not apply to central securities depositaries and their nominees, except to the extent that the Company Shares held in the name of a central securities depositary or its nominee are attributable to a beneficial owner who would, if such beneficial owner was directly registered in the Company Share Register, be subject to such restriction. If the Board of Directors refuses to register an individual or legal entity as a shareholder with voting rights on the grounds of this registration restriction, it shall notify such individual or legal entity of the refusal within 20 days upon receipt of the application. Such individual or legal entity will be registered in the Company Share Register as a shareholder without voting rights, and the corresponding Company Shares will be considered as not represented at annual and extraordinary general meetings of shareholders. If a shareholder is registered in the Company Share Register as a shareholder without voting rights, such shareholder may not exercise the voting rights connected with their Company Shares or other rights associated with the voting rights (such as requests for information at any annual or extraordinary general meeting of shareholders); however, the right to receive dividends and liquidation proceeds remains.
The Board of Directors may register nominees in the Company Share Register with the right to vote if the nominee has entered into an agreement with the Company concerning its status and is subject to a recognized bank or financial market supervision, or if the nominee is a central securities depositary of the Company Shares or such central securities depositary’s nominee. The Board of Directors may also, in special cases, allow exemptions from these rules concerning nominees.
The Board of Directors may delete entries in the Company Share Register retroactively as of the date of the entry, if the registration has been made on the basis of false information. The Board of Directors may give the registered shareholder or nominee the opportunity to be heard in advance of such deletion, but in either case the Board of Directors must inform the registered shareholder or nominee without delay about the deletion.
Forms of Holding Company Shares
Company Shares may be held in the following forms:
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Company Shares held through DTC. Holders may hold their entitlements to Company Shares in uncertificated form through DTC, through custody accounts with custodian banks or brokers that are direct participants in DTC. Such shares will be held in the name of Cede & Co, as the nominee for DTC, on the books of Computershare USA, the transfer agent. Such holders’ entitlements to Company Shares will be recorded in the records of their custodian bank or broker. Such holders may effect the transfer of their entitlements to Company Shares through their custodian bank or broker and will receive confirmations of any purchase or sales of Company Shares and any periodic account statements from such custodian bank or broker in accordance to the terms of their specific service agreements.

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Company Shares through SIX SIS. Holders may hold their entitlements to Company Shares through custody accounts with custodian banks or brokers that are direct participants in SIX SIS, with SIX SIS holding such shares through DTC as described in the preceding paragraph. Holders of entitlements to Company Shares held through SIX SIS (and ultimately through DTC) may effect the transfer of their entitlements to Company Shares through their custodian bank or broker and will receive confirmations of any purchase or sale of Company Shares and any periodic account statements from such custodian bank or broker in accordance with the terms of their specific service agreements.

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Company Shares directly registered on the Company Share Register maintained by Computershare USA. Holders may directly hold their Company Shares in the form of uncertificated shares registered in the names of such holders in the Company Share Register maintained by Computershare USA as transfer agent. Holders will receive periodic account statements from Computershare USA evidencing their holding of

Company Shares, and may effect transfers of Company Shares to others directly on the Company Share Register, including to Cede & Co. for corresponding security entitlements to be held by nominated custodian banks or brokers that are participants in DTC (and subsequently through SIX SIS, as the case may be).
At the Ex-Dividend Date, holders of Parent Shares will initially receive entitlements to Company Shares through SIX SIS (and ultimately through DTC). Holders who wish to hold their Company Shares (or related entitlements) differently should contact their bank or broker.
Transfer of Shares
While Company Shares will be able to be traded and transferred across applicable borders without the need for conversion of Company Shares into any different form of security, different markets have different settlement systems and it is possible that the manner in which shareholders hold their interests in Company Shares may change upon the delivery of Company Shares (or dematerialised interests therein) in either SIX SIS or DTC. Holders of Company Shares wishing to trade their Company Shares on a different exchange or wishing to change the manner in which they hold their Company Shares should contact their bank or broker for additional information, including with respect to any special settlement considerations that may apply to such transfer.
Under Swiss law, any disposition of uncertificated shares (including any transfer of title or the creation of a usufruct or pledge) requires a written declaration of assignment and notice to be given to the Company, for which the Company may prescribe the use of applicable forms. This will apply to Company Shares registered in the Company Share Register, and shareholders acquiring such Company Shares should use the customary forms provided by Computershare USA.
Voting Rights and Voting Restrictions
Each Company Share is entitled to one vote at any annual or extraordinary general meeting of shareholders. However, voting rights may only be exercised by holders of Company Shares registered as holding voting rights in the Company Share Register on the record date for the relevant annual or extraordinary general meeting of shareholders and subject to the voting restrictions in the New Articles. Holders of Company Shares held with a custodian bank or broker will not automatically be registered in the Company Share Register. We expect to make certain customary arrangements with DTC to facilitate the exercise of voting rights, by way of proxy, by beneficial owners holding their Company Shares through custodian banks or brokers (including indirectly via SIX SIS) that are participants in DTC. Holders of Company Shares held with a custodian bank or broker through DTC (including indirectly via SIX SIS) should contact their bank or broker for more information on how to exercise their voting rights.
The New Articles provide that, until the conclusion of the annual general meeting of shareholders in 2028, no person (or group of persons acting in concert within the meaning of art. 121 FinMIA), even if registered in the Company Share Register with voting rights, may exercise, directly or indirectly (including by proxy), voting rights in respect of Company Shares representing more than 20% of the Company’s share capital (as registered in the Zug Commercial Register). Shareholders linked to one another pursuant to an agreement or otherwise within the meaning of art. 121 FinMIA are counted together as a group of persons acting in concert.
The Board of Directors has the authority to interpret the respective provisions of the New Articles and to determine the ownership of Company Shares by any person so as to fully implement the voting restriction. This voting restriction does not apply to central securities depositaries and their nominees, except to the extent that the voting rights represented by Company Shares held in the name of a central securities depositary or its nominee are attributable to a beneficial owner who would, if such beneficial owner was directly registered in the Company Share Register, be subject to such restriction.
General Meetings of Shareholders
Convocation of General Meetings of Shareholders
Under Swiss law and the New Articles, an annual general meeting of shareholders must be held within six months after the end of each fiscal year. Pursuant to the New Articles, annual general meetings of shareholders are convened by the Board of Directors upon notice published in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days before the date of the meeting. Holders of Company Shares that are registered in the Company Share Register may also be informed by regular mail to the address maintained in the Company Share Register, by email or in other form that the Board of Directors deems appropriate. See “—Communications to and Inspection Rights of Shareholders.”
Extraordinary general meetings of shareholders may be convened by the Board of Directors when required, upon request of the auditors or upon resolution of shareholders at the annual general meeting of shareholders. In addition, the annual general meeting of shareholders may be convened by one or several shareholders together representing at least 5% of our issued share capital (as registered in the Zug Commercial Register) or at least 5% of the voting rights. They must do so in writing, stating the agenda item and the proposal, and in the case of elections, the names of the proposed candidates.
Shareholders representing at least 0.5% of our issued share capital (as registered in the Zug Commercial Register) or at least 0.5% of the voting rights may request that items be put on the agenda or that a proposal relating to an agenda item be included in the notice convening the meeting, provided the request is submitted to the Board of Directors at least 90 calendar days in advance of the relevant annual or extraordinary general meeting of shareholders. According to the New Articles, each request submitted by a shareholder for inclusion of an agenda item must be in written form and include with respect to each agenda item: (i) a brief description of the business desired to be brought before the annual or extraordinary general meeting of shareholders and the reasons for conducting such business at the annual or extraordinary general meeting of shareholders; (ii) the name and address, as they appear in the Company Share Register, of the shareholder(s) proposing such business; (iii) the number of Company Shares which are legally or beneficially owned by such shareholder, and the dates upon which the shareholder acquired such shares; and (iv) all other information required under the applicable laws, regulations and stock exchange rules. Nominations for the election of a member of the Board of Directors submitted by a shareholder shall be admitted if (i) the nominating shareholder provides certain specified information and information reasonably requested by the Company and (ii) the nominee completes written questionnaires and provides information for purposes of determining independence and his or her relationship (including financial arrangements) with the nominating shareholder.
No resolutions may be passed on motions concerning agenda items for which no proper notice was given, except for motions to convene an extraordinary general meeting of shareholders or to initiate a special audit upon a shareholders’ request. No prior notice is required to submit motions relating to items already on the agenda and to discuss matters on which no resolution is to be taken.
Annual and extraordinary general meetings of shareholders will be chaired by the Chairman or, in his absence, by the vice-chair or by another member of the Board of Directors as appointed by the Board of Directors.
The New Articles allow the Board of Directors to decide that shareholders who cannot be present at the venue of an annual or extraordinary general meeting of shareholders may exercise their rights through electronic means. The Board of Directors may also order that an annual or extraordinary general meeting of shareholders be held electronically without a venue.
Powers of Shareholders
The general meeting of shareholders is the supreme corporate body of a Swiss company. Under Swiss law and the New Articles, shareholders (acting at an annual or extraordinary general meeting of shareholders) have the following inalienable powers:
•	amending the New Articles;
•	resolving a merger or the dissolution of the Company;
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approving the annual management report prepared pursuant to Swiss law, the annual consolidated financial statements and the annual report regarding non-financial matters prepared pursuant to Swiss law;

•	approving our annual standalone financial statements prepared pursuant to Swiss law;
•	approving the use of our net income (as reported on our annual standalone financial statements prepared pursuant to Swiss law), including to declare dividends;
•	approving interim dividends and our interim financial statements required for this purpose;
•	resolving the repayment of the Company’s statutory capital reserves;

•	approving the compensation of the Board of Directors and members of Executive Management;
•	electing and removing members of the Board of Directors, the Chairman, the members of our Compensation Committee, the auditors and the independent proxy;
•	granting discharge of liability to the members of the Board of Directors and management;
•	deciding on the delisting of Company Shares; and
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passing resolutions on all matters reserved to it by law or the New Articles or which are submitted to the shareholders at an annual or extraordinary general meeting of shareholders by the Board of Directors (subject to the inalienable powers of the Board of Directors) or the auditors.

Quorum and Majority Requirements
The New Articles do not prescribe that a particular quorum of shareholders would be required for annual or extraordinary general meetings of shareholders to be validly held.
Except where Swiss law or the New Articles provide otherwise, the general meeting of shareholders passes its resolutions and performs elections with the absolute majority of the votes validly represented at the respective meeting. As a result, abstentions have the effect of votes against proposals. Resolutions are taken and elections conducted either by a show of hands or by electronic voting, unless the general meeting of shareholders decides for, or the Chairman orders, a secret ballot.
According to Swiss law, a resolution approved by holders of at least two-thirds of the votes represented at an annual or extraordinary general meeting of shareholders is required for: (i) the alteration of the purpose of the Company; (ii) a consolidation of shares, unless the approval of all affected shareholders is required; (iii) a capital increase out of the Company’s equity, against contributions in kind or by way of set-off against a receivable and the grant of special rights; (iv) a restriction or suspension of subscription rights; (v) an introduction of conditional share capital or a capital band; (vi) an introduction of restrictions on the transfer of shares registered in the Company Share Register and the removal of such restrictions; (vii) the creation of shares with privileged voting powers; (viii) a change of currency of the share capital; (ix) the introduction of the deciding vote for the Chairman at annual or extraordinary general meetings of shareholders; (x) the introduction or removal of a provision in the New Articles allowing annual or extraordinary general meetings of shareholders to be held abroad; (xi) the delisting of the Company Shares; (xii) the change of location of the registered seat of the Company in Zug, Switzerland; (xiii) the inclusion of arbitral clauses in the New Articles; (xiv) resolving the merger, demerger or conversion of the Company according to the Swiss Merger Act; and (xv) the dissolution of the Company. In addition, as per the New Articles, a resolution approved by holders of at least two-thirds of the votes represented at an annual or extraordinary general meeting of shareholders is also required for the removal of the voting restrictions set forth in the New Articles before the completion of the annual general meeting of shareholders in 2028 and the dismissal of members of our Board of Directors. Provisions of the New Articles which require higher majorities for the passing of certain resolutions than provided by law can only be adopted and removed with that same majority.
Use of Proxies; Independent Proxy
Holders of Company Shares may be represented at the annual general meeting of shareholders by a legal representative, by a representative of their choice (by means of a written proxy) or by the independent proxy. An independent proxy is elected annually at the annual general meeting of shareholders, for a term of office lasting until completion of the next annual general meeting of shareholders. If a situation arises where we do not have an independent proxy, the Board of Directors shall appoint the independent proxy for the next annual or extraordinary general meeting of shareholders.
Swiss law prohibits the representation of shareholders by corporate officers or other company representatives, as well as the institutional representation of shareholders by custodians. The Swiss Code further provides that a company’s board of directors must ensure that shareholders are able to electronically grant proxies and instruct the independent proxy on both (i) the agenda items included in the invitation to the annual or extraordinary general meeting of shareholders and (ii) new motions which were not disclosed in the invitation to the annual or extraordinary general meeting of shareholders. The independent proxy is obliged to exercise the voting rights granted by shareholders only in accordance with shareholder instructions. The independent proxy must treat the shareholder instructions confidentially until the annual or extraordinary general meeting of shareholders, except that the independent proxy may, no earlier than three days before the annual or extraordinary general meeting of shareholders, report the instructions in aggregated form to the company.
Communications to and Inspection Rights of Shareholders
We will make official publications in the Swiss Official Gazette of Commerce (currently: https://www.shab.ch). The Board of Directors may specify additional means of publication.
Notices to shareholders may be made either by official publications or by regular mail or email to the addresses recorded in the Company Share Register, or in any other form that the Board of Directors deems appropriate.
The annual report (including the management report, the consolidated annual financial statements and standalone annual financial statements prepared pursuant to Swiss law) and the auditors’ report, as well as the annual report regarding non-financial matters prepared pursuant to Swiss law, must be made available to shareholders at least 20 calendar days prior to the annual general meeting of shareholders.
Under Swiss law, a shareholder may also, upon request submitted to the Company, inspect the minutes of annual and extraordinary general meetings of shareholders. In addition, the resolutions and results of elections, including the numbers of votes (ratios), must be made available electronically to the shareholders within 15 days of the respective annual general meeting of shareholders. At annual and extraordinary general meetings of shareholders, shareholders may further request information from the Board of Directors regarding the business and operations of the company and may request information from the company’s auditors regarding the performance and results of their examination of the company’s financial statements. The company may refuse to provide certain requested information to a shareholder if, in its opinion, the disclosure of the requested information would reveal confidential business secrets or infringe other protected interests. Such refusal must be justified in writing.
Shareholders holding in aggregate at least 5% of our issued share capital (as registered in the Zug Commercial Register) or at least 5% of the voting rights have the right to inspect, at any time, company ledgers and files. The Board of Directors needs to respond to such inspection request within four months after receipt of such request. Denial of the request needs to be justified in writing. In case an inspection or information request is denied by the Board of Directors, shareholders may, within 30 days after such denial, petition for a court to order an inspection or release of information to the shareholder.
Shareholders’ Right to Bring Derivative Actions
Under Swiss law, an individual shareholder may bring an action in the shareholder’s own name, but for the benefit of the company, against the company’s directors, officers or liquidators, which seeks to recover any damages the company has suffered due to the intentional or negligent breach of their duties by such directors, officers or liquidators.
Dividends and Distributions
Under Swiss law, we may only pay dividends if (i) we have sufficient net income from the immediately preceding fiscal year, (ii) we have brought forward net income from prior fiscal years or (iii) we have otherwise freely distributable reserves, each as evidenced by our audited annual standalone financial statements prepared pursuant to Swiss law, after allocations of net income to statutory retained earnings as required by Swiss law and by our New Articles.
Reserves are generally booked either as statutory retained earnings, voluntary retained earnings or statutory capital reserves (which include capital reserves from tax capital contributions). Swiss law requires that we book at least 5% of our net income in each year (as reported on our annual standalone financial statements prepared pursuant to Swiss law) as statutory retained earnings for so long as our statutory capital reserves and statutory retained earnings amount to less than 20% of our paid-in share capital (as registered in the Zug Commercial Register). Swiss law and the New Articles permit the Company to book excess net income as voluntary retained earnings (i.e., to accrue additional freely distributable reserves).
A statutory net loss (as reported in our annual standalone financial statements prepared pursuant to Swiss law) in any fiscal year or loss carryover would reduce the amount of our freely distributable reserves. Furthermore, if we purchase Company Shares, it would reduce the amount of our freely distributable reserves in an amount corresponding to the purchase price of such repurchased shares. Finally, Swiss law, under certain circumstances, requires the creation of revaluation reserves, which would further reduce our freely distributable reserves.
Under Swiss law, dividends are proposed by the Board of Directors and require approval by shareholders at an annual or extraordinary general meeting of shareholders. The Company’s auditors must also confirm that the dividend proposal is in accordance with Swiss law and the New Articles. To the extent approved, dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment. Dividends are paid to shareholders in proportion to the nominal amount (par value) of the relevant shares held. There are no dividend restrictions or special procedures for Non-Resident Shareholders under Swiss law or the New Articles. Dividends that have not been claimed within five years after the dividend date are booked as statutory retained earnings.
For a description of certain tax considerations, including withholding taxes, in relation to dividend payments, see “Material U.S. Federal Income Tax Consequences of the Ownership of Company Shares—Taxation of Dividends” and “Risk Factors—Risks Relating to the Ownership of Company Shares—Dividends on Company Shares may subject our shareholders to Swiss withholding tax.”
Repurchase of Company Shares
Swiss law limits the right of a company to hold or repurchase its own shares. We may purchase Company Shares only if and to the extent that (i) the Company has freely distributable reserves in the amount of the purchase price and (ii) the aggregate nominal amount (par value) of all Company Shares we hold does not exceed 10% of our share capital registered in the Zug Commercial Register. However, it is accepted that we may repurchase Company Shares beyond the statutory limit of 10% if the repurchased Company Shares are clearly earmarked for cancellation and such repurchase has been approved by our shareholders. Furthermore, according to Swiss accounting rules (which apply to our annual standalone financial statements prepared pursuant to Swiss law), we are required to recognize a minus position for Company Shares acquired by us, and if our subsidiaries acquire Company Shares, we are required to create a special reserve on our balance sheet, in each case in the amount of the purchase price of Company Shares acquired.
Company Shares held by us or our subsidiaries do not carry any voting rights at annual or extraordinary general meetings of shareholders, but are entitled to the economic benefits, including dividends, preemptive rights in share capital increases and advance subscription rights in the case of issuance of debt instruments with option rights, applicable to Company Shares generally.
Under the Swiss Code, we may not cancel Company Shares held in treasury without a capital band authorizing our Board of Directors to reduce our share capital or approval by our shareholders at an annual or extraordinary general meeting of shareholders.
Acquisitions
Disclosure of Principal Shareholders
Pursuant to the applicable provisions of the FinMIA and its implementing ordinances, persons who directly, indirectly or in concert with other parties acquire or dispose of Company Shares or purchase or sell rights relating to Company Shares, and thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3, 5, 10, 15, 20, 25, 33 1/3, 50 or 66 2/3% of the Company’s voting rights (whether exercisable or not), must notify the Company and SIX of such transactions in writing within four trading days. The Company must then publish the notification through the SIX platform within two trading days. For purposes of calculating whether a threshold has been reached or crossed, shares, delegated voting rights and acquisition rights or obligations (the “Purchase Positions”) and disposal rights or obligations (the “Sale Positions”) may not be netted. Rather, the Purchase Positions and the Sale Positions need to be accounted for separately and may each trigger disclosure obligations if the respective positions reach one of the thresholds. In addition, actual share ownership and delegated voting rights need to be reported separately on the website of SIX Exchange Regulation AG if either reaches one of the thresholds.
For a list of the Company’s principal shareholders immediately following the Spin-off, see “Security Ownership of Certain Beneficial Owners and Management.”

Mandatory Takeover Bid Rules
Pursuant to the applicable provisions of the FinMIA, if any person (or group of persons acting in concert within the meaning of art. 121 FinMIA) directly or indirectly acquires equity securities which, together with equity securities already owned by such person or group of persons, exceed 1/3 of the voting rights (whether exercisable or not) of a Swiss company that has shares listed on a Swiss stock exchange, that person or group of persons is required to launch a mandatory tender offer to acquire all of the listed equity securities of the company.
This tender offer must meet certain requirements including (a) the “minimum price rule” (according to which the offered price must be at least the higher of (i) the volume-weighted average price of on-order-book trades for the 60 trading days prior to the publication or pre-announcement of the tender offer (adjusted to negate the effects of significant price influences triggered by special events, such as a dividend distribution or capital transactions, to which it was subject during this period) or (ii) the highest price that the person (or group of persons acting in concert within the meaning of art. 121 FinMIA) has paid for the equity securities of the company in the preceding twelve months) and (b) the “best price rule” (according to which the offered price must be the highest price that the person (or group of persons acting in concert within the meaning of art. 121 FinMIA) has paid for the equity securities of the company during the period from the publication or pre-announcement of the tender offer until six months after the end of the additional acceptance period of the tender offer). These rules generally are aimed at preventing an acquiror from acquiring a controlling stake without making an offer to acquire the listed equity securities from all shareholders at the same price. A company’s articles of association may either provide that the relevant provisions of the FinMIA do not apply (“opting-out”) or raise the relevant threshold to up to 49% (“opting-up”). The New Articles do not contain an opting-out or opting-up provision.
The Swiss Takeover Board or the Swiss Financial Market Supervisory Authority may grant exemptions from the mandatory tender offer rules in certain circumstances. Also, there is no obligation to make a public tender offer under the FinMIA and its implementing ordinances if the voting rights in question are acquired as a result of a gift, succession or partition of an estate, a transfer based upon matrimonial property law or execution proceedings. However, any such acquisitions have to be notified to the Swiss Takeover Board.
Cancellation of Remaining Equity Securities and Squeeze-Out Merger
Under the FinMIA, any offeror who has made a tender offer for the shares of a Swiss company listed in Switzerland (such as the Company) and who, as a result of such tender offer, holds more than 98% of the voting rights of such target company, may, within three months after the expiration of the tender offer, petition the court to cancel such target company’s remaining equity securities. If the court orders cancellation of the target company’s remaining equity securities, the target company must reissue and deliver such equity securities to the offeror against payment of the offer price to the holders of such cancelled equity securities.
Further, if any offeror holds more than 90% of a target company’s shares, or holders of at least 90% of the target company’s shares entitled to vote give their consent, the offeror may “squeeze out” the remaining minority shareholders under the Swiss Merger Act by providing the minority shareholders with cash or securities other than securities of the surviving company.
Ordinary Capital Increase, Capital Band and Conditional Share Capital
Under Swiss law, the share capital of a company may be increased in consideration for contributions in cash by a resolution approved by holders of a majority of the votes cast at an annual or extraordinary general meeting of shareholders. An increase of the share capital against a consideration out of equity, against contributions in kind or by way of set-off against a receivable or the grant of special rights, or a share capital increase involving the exclusion of the preemptive rights of the shareholders, requires a resolution approved by holders of two-thirds of the votes represented (in person or by proxy) at an annual or extraordinary general meeting of shareholders.
Furthermore, under Swiss law, the shareholders of a company may empower its board of directors, by passing a resolution in the manner described in the preceding sentence, to issue shares of a specific aggregate nominal amount (up to a maximum amount of 50% of the share capital registered in the Zug Commercial Register at the time of the introduction of the conditional share capital) in the form of conditional share capital for the purpose of issuing shares to grant, among other things, (i) conversion rights or warrants to holders of convertible bonds or (ii) rights to employees of a company or affiliated companies to subscribe for new shares. The shareholders of a company at an annual or extraordinary general meeting of shareholders may also authorize its board of directors to increase or reduce the company’s share capital by introducing a capital band into the company’s articles of association, at any time within a maximum of five years, by a maximum amount of up to 50% of its issued share capital (as registered in the relevant commercial register) at the time of the introduction of the capital band. See “Description of Share Capital and New Articles—General.”
Liquidation Rights
Under Swiss law, a company may be dissolved at any time by way of liquidation, or in the case of a merger under the Swiss Merger Act, based on a resolution approved by holders of two-thirds of the votes represented at an annual or extraordinary general meeting of shareholders and the absolute majority of the nominal amount (par value) of the shares represented at such meeting.
Dissolution and liquidation by court order is also possible if, among other things, (i) the company becomes bankrupt or (ii) shareholders holding at least 10% of the company’s share capital or voting rights so request for important reasons. Under Swiss law, any net proceeds arising out of a liquidation (after settlement of all the claims of the company’s creditors) are distributed in proportion to the paid-up nominal amount (par value) of shares held. Such proceeds are subject to Swiss withholding tax, except to the extent such proceeds are paid out of share capital (reducing the nominal amount (par value) of the Company Shares) or capital reserves from tax capital contributions (as reported on the company’s annual standalone financial statements prepared pursuant to Swiss law).
Conflicts of Interest
Under Swiss law, the members of a company’s board of directors and executive management must notify the board of directors immediately and fully of conflicts of interest affecting them, and the company’s board of directors shall take the necessary measures to safeguard the interests of the company. In addition, the Swiss Code requires directors and senior management to safeguard the interests of the company and imposes a duty of loyalty and a duty of care on its directors and officers. The directors and officers are personally liable to the company for breach of these provisions. Swiss law also provides that payments by a company to a shareholder or a director or any person associated with them (other than on arm’s length terms) must be repaid to the company if such shareholder or director was acting in bad faith. Furthermore, if, in connection with the conclusion of a contract, a company is represented by the person with whom it is concluding the contract, such contract must be in writing (unless the contract relates to daily business matters and the value of the company’s performance obligations under the contract does not exceed CHF 1,000).
The Organizational Regulations also provide for rules on conflicts of interest. Pursuant to the Organizational Regulations, members of the Board of Directors and Executive Management shall arrange their personal and business affairs so as to avoid an actual or potential conflict of interest. Each member of the Board of Directors and Executive Management is obliged to immediately disclose if any circumstances arise that might affect or appear to affect the member’s independence or if any actual or potential conflict of interest arises. Disclosure by the Chairman shall be made to the Chair of our Nomination & Governance Committee, who must review the disclosure and inform the Board of Directors along with a proposal for appropriate mitigating measures, if any. Disclosure by a member of the Board of Directors or the Chief Executive Officer shall be made to the Chairman, who must review the disclosure and inform the Board of Directors along with a proposal for appropriate mitigating measures, if any. Disclosure by any other member of Executive Management shall be made to the Chief Executive Officer, who must review the disclosure and inform Executive Management along with a proposal for appropriate mitigating measures, if any. Until the Board of Directors or Executive Management, as applicable, has rendered a decision on the appropriate mitigating measures, the relevant member of the Board of Directors or Executive Management shall abstain from any business that could give rise to a conflict of interest.
Exclusive Forum
The New Articles will provide that, except as set forth below, the exclusive forum for any disputes arising from company matters (including but not limited to disputes between individual shareholders and the Company or its corporate bodies, as well as between the Company and its corporate bodies, or between the corporate bodies themselves) is at the registered seat of the Company in Zug, Switzerland. The exclusive forum for any disputes arising under the Securities Act, the Exchange Act and any rules and regulations promulgated thereunder is the United States District Court for the Southern District of New York, except that if the United States District Court for the Southern District of New York does not have jurisdiction over the claims assigned to it, any other federal district court of the United States of America may hear such claims. Any person or entity purchasing or otherwise acquiring Company Shares will be deemed to have notice of and consented to the provisions of the New Articles, including the exclusive forum provision.
Enforceability of Civil Liabilities
We are organized under the laws of Switzerland and our jurisdiction of incorporation is Switzerland. In addition, certain of our directors and executive officers (including Mr. Jenisch, Mr. Brouwer, Ms. Forrest, Mr. Oleas, Mr. Poletti, Ms. Roth Pellanda and Ms. Wilbur) reside outside the United States. Certain of our assets and the assets of such persons are located in Switzerland or other jurisdictions outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons, obtain documents or other discovery in connection with any legal proceedings against such persons in the United States or enforce against them judgments obtained in U.S. courts.
Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. federal securities laws, may not be enforceable in Switzerland.
The recognition and enforcement in Switzerland of a judgment of the courts of the United States are governed by the principles set forth in the Swiss Federal Act on Private International Law (the “PILA”) and the Swiss Federal Act on Civil Procedure and, in certain circumstances, the Swiss Federal Act on Debt Collection and Bankruptcy. In such an action, a Swiss court generally would not reinvestigate the merits of the original matter decided by a U.S. court. The recognition and enforcement of a U.S. judgment by a Swiss court would be conditional upon a number of conditions including those set forth in the PILA, which include, among others:
•	the non-Swiss court had jurisdiction pursuant to the PILA;
•	the judgment of such non-Swiss court has become final and non-appealable;
•	the judgment does not contravene Swiss public policy;
•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
•
no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

Judgments obtained in the United States or other jurisdictions may not be enforceable in Switzerland, including because a Swiss court may conclude that a foreign court does not have jurisdiction with respect to corporate matters, such as directors’ liability claims, due to the exclusive forum clause in the New Articles. There is also doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the civil liability provisions of the federal and state securities laws of the United States. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Swiss courts as contrary to public policy. Also, provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.
Moreover, a Swiss court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in Switzerland are solely governed by Swiss procedural law.
Compensation Rules
We will be subject to Swiss law with respect to the compensation of our Board of Directors and Executive Management, as set forth below.

Severance Pay, Advance Payments and Transaction Bonuses
The Swiss Code prohibits certain types of compensation arrangements with members of the board of directors, executive management and advisory board (if any) of a Swiss company with securities listed on a stock exchange. The prohibitions include contractual severance payments, post-employment non-compete undertakings that exceed the average compensation of the last three years or that are not commercially justified, compensation paid in connection with former service that is not market standard, sign-on bonuses that do not compensate for a measurable financial disadvantage, compensation paid in advance, and provisions (fixed bonuses) for a takeover or a transfer of a company or parts of it. Furthermore, pre-termination notice periods in employment agreements of more than one year and long-term employment contracts for a fixed duration of more than one year are prohibited. Also, certain forms of compensation or payments (such as loans and variable compensation) are only allowed if they are provided for in the company’s articles of association.
Shareholder Approval of Compensation for Board of Directors, Executive Management and Advisory Board
Swiss law requires that the shareholders of a Swiss company with securities listed on a stock exchange vote on the maximum aggregate compensation of the members of the company’s board of directors, executive management and advisory board (if any) on an annual basis.
In accordance with article 23 of the New Articles, at each annual general meeting of shareholders, our shareholders must approve the motions of our Board of Directors on (i) the maximum aggregate compensation of the members of the Board of Directors for the period until the next annual general meeting of shareholders and (ii) the maximum aggregate compensation of the members of our Executive Management for the following fiscal year. In addition, we are authorized to grant and pay, to each person who becomes a member of our Executive Management during a period for which the compensation of our Executive Management has already been approved by our shareholders at an annual general meeting of shareholders, a supplementary amount per compensation period not exceeding 25% (or, in case of our Chief Executive Officer, 40%) of the aggregate amount of compensation last approved by shareholders at an annual general meeting of shareholders.
Annual Compensation Report
Under Swiss law, a company’s board of directors must prepare an annual compensation report. The disclosure relates to compensation, loans and credits directly or indirectly awarded by the company during the immediately preceding fiscal year to members of the board of directors, executive management and advisory board (if any) and, to the extent they are not market standard, to former members (and related parties of such former members) of the board of directors, executive management and advisory board (if any). The report must also disclose the external mandates of members of the board of directors, executive management and advisory board (if any) held at other organizations with an economic purpose.
General Compensation Principles
The New Articles further specify general compensation principles with respect to the members of the Board of Directors and Executive Management. Members of the Board of Directors and Executive Management shall be paid a fixed compensation. In addition, members of Executive Management may be paid a variable compensation, depending on our achievement of certain performance criteria. The performance criteria may include individual targets, targets of the company or parts thereof, and targets in relation to the market, other companies or comparable benchmarks, taking into account position and level of responsibility of the recipient of the variable compensation. The Board of Directors or, where delegated to it, our Compensation Committee, determines the relative weight of the performance criteria and the respective target values.
Compensation of members of the Board of Directors and Executive Management may be paid or granted in the form of cash, equity (including options or similar financial instruments) or other types of benefits. The Board of Directors, or where delegated to it, our Compensation Committee, determines grant, vesting, exercise and forfeiture conditions. In particular, the Board of Directors or Compensation Committee may provide for acceleration or removal of vesting and exercise conditions, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of predetermined events such as a change of control or termination of an employment or mandate agreement. We may procure Company Shares required to meet any resulting payment obligations by purchasing Company Shares in the market or, to the extent available, issuing Company Shares from conditional share capital and/or using Company Shares held in treasury.

Gender Representation
According to the Swiss Code, unless each gender is represented by at least 30% of the members of a company’s board of directors and by at least 20% of the members of the company’s executive management, the company’s annual compensation report prepared pursuant to Swiss law must (as of 2026 with respect to the company’s board of directors and as of 2031 with respect to the company’s executive management) state the reasons why gender representation is not as prescribed and indicate measures to promote the less represented gender.

Comparison of Swiss Corporate Law and U.S. Corporate Law
The Swiss laws applicable to Swiss corporations and their shareholders differ from laws applicable to U.S. corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the Delaware General Corporation Law (the “DGCL”) applicable to companies incorporated in Delaware and their shareholders and the provisions of the Swiss Code applicable to us. Please note that this is only a general summary of certain provisions applicable to companies in Delaware, and of certain provisions applicable to Swiss companies. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents. For a more complete discussion, please refer to the DGCL, Swiss law and the New Articles, Organizational Regulations and committee charters (in each case as in effect as of the Spin-off).

Topic	Delaware Corporate Law	Swiss Corporate Law
Mergers and similar arrangements
Under the DGCL, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The DGCL also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary of which it owns at least 90% of each class of capital stock, without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Under Swiss law, with certain exceptions, a merger or a demerger of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by holders of two-thirds of the voting rights represented at the general meeting of shareholders as well as the absolute majority of the nominal amount (par value) of shares represented at such general meeting of shareholders. A shareholder of a Swiss corporation participating in a statutory merger or demerger pursuant to the Swiss Merger Act (Fusionsgesetz) can file a lawsuit against the surviving company, and if the consideration is deemed “inadequate,” all shareholders may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that the shareholders receive the fair value of the shares held by such shareholders. Swiss law also provides that if the merger agreement provides only for a compensation payment, the merger agreement must be approved by at least 90% of all shareholders entitled to vote.

Shareholder Lawsuits; Class Actions
Class actions and derivative actions are generally available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law.

In such actions, courts have discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Class actions and derivative actions as such are not available under Swiss law. A class action is available only to the extent that U.S. laws and regulations provide a basis for liability and U.S. courts have jurisdiction.

Nevertheless, certain actions may have a similar effect. A shareholder of a Swiss corporation is entitled to bring suit against its directors for breach of their duties and claim the payment of the corporation’s losses or damages to the corporation (and therefor indirectly compensate all shareholders) and, in some cases, to the individual shareholder.

Topic	Delaware Corporate Law	Swiss Corporate Law

Under Swiss law, the winning party is generally entitled to recover a limited amount of attorneys’ fees incurred in connection with such action. The court has discretion to permit the shareholder who lost the lawsuit to recover attorneys’ fees incurred to some extent, provided that the court deems he acted in good faith.

Board and management compensation	Under the DGCL, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws of the corporation.
Pursuant to the Swiss Code, the general meeting of shareholders has the non-transferable right to vote separately and bindingly on the aggregate amounts of compensation of (i) the members of the board of directors, (ii) the executive management and (iii) the advisory board, if any.

Classified Board	Classified boards are permitted.	Directors are elected for a term of office until the end of the following annual general meeting of shareholders. Classified boards are therefore not permitted.

Indemnification of Directors and Executive Officers; Limitation of Liability
The DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors (but not other controlling persons) for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director for:

 •
any breach of a director’s duty of loyalty to the corporation or its shareholders;

 •
acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

 •
statutory liability for unlawful payment of dividends or unlawful share purchase or redemption; or

 •
any transaction from which the director derived an improper personal benefit.

A Delaware corporation may indemnify
any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on

Under Swiss corporate law, an indemnification by the corporation of a director or member of the executive management in relation to potential personal liability is not effective to the extent the director or member of the executive management intentionally or grossly negligently violated his or her corporate duties towards the corporation. Furthermore, the general meeting of shareholders may discharge (release) the directors and members of the executive management from liability for their conduct to the extent the respective facts are known to shareholders. Such discharge is effective only with respect to claims of the corporation and of those shareholders who approved the discharge or who have since acquired their shares in full knowledge of the discharge. Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons, including shareholders of the corporation, is not permitted under Swiss corporate law.

The articles of association of a Swiss corporation may also set forth that the corporation shall indemnify and hold harmless, to the extent permitted by the

Topic	Delaware Corporate Law	Swiss Corporate Law

behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

 •
a majority of the directors who are not parties to the proceeding, even though less than a quorum;

 •
a committee of directors designated by a majority of the eligible directors, even though less than a quorum;

 •
independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

 •
the shareholders.

Moreover, a Delaware corporation may not
indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

law, the directors and executive managers out of assets of the corporation against threatened, pending or completed actions.

Also, a corporation may enter into and pay for directors’ and officers’ liability insurance, which may cover negligent acts as well.

Fiduciary Duties of Directors
A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this

The board of directors of a Swiss corporation manages the business of the corporation, unless responsibility for such management has been duly delegated to the executive management based on organizational regulations. However, there are several non-transferable duties of the board of directors:

Topic	Delaware Corporate Law	Swiss Corporate Law

duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

 •
the ultimate direction of the corporation and the issuing of all necessary directives;

 •
determination of the corporation’s organization;

 •
the organization of the accounting, financial control and financial planning systems as required for management of the corporation;

 •
the appointment and dismissal of persons entrusted with managing and representing the corporation;

 •
overall supervision of the persons entrusted with managing the corporation, in particular with regard to compliance with the law, articles of association, operational regulations and directives;

 •
compilation of the annual management report prepared pursuant to Swiss law, the annual consolidated financial statements, the annual standalone financial statements prepared pursuant to Swiss law, the annual compensation report prepared pursuant to Swiss law and the annual report regarding non-financial matters prepared pursuant to Swiss law, as well as any other reports required by Swiss law;

 •
preparation for the annual general meeting of shareholders and implementation of its resolutions; and

 •
filing of a petition for debt-restructuring moratorium and the notification of the court in the event that the corporation is over-indebted.

The members of the board of directors
must perform their duties with all due diligence and safeguard the interests of the corporation in good faith. They must afford the shareholders equal treatment in equal circumstances.

The duty of care requires that a director act

Topic	Delaware Corporate Law	Swiss Corporate Law

in good faith, with the care that an ordinarily prudent director would exercise under like circumstances.

The duty of loyalty requires that a director safeguard the interests of the corporation and requires that directors act in the interest of the corporation and, if necessary, put aside their own interests. If there is a risk of a conflict of interest, the board of directors must take appropriate measures to ensure that the interests of the corporation are duly taken into account.

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the director.

The Swiss Federal Supreme Court established a doctrine that restricts its review of a business decision if the decision has been taken following proper preparation, on an informed basis and without conflicts of interest.

Shareholder Action by Written Consent	A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.
Shareholders of a Swiss corporation generally exercise their voting rights at an annual or extraordinary general meeting of shareholders and may only act by written consent if no shareholder (or proxy) requests an oral debate. The articles of association for a Swiss corporation must allow for (independent) proxies to be present at an annual or extraordinary general meeting of shareholders. The instruction of such (independent) proxies may occur in writing or electronically.

Shareholder Proposals; Special Meetings
A shareholder has the right to present any proposal for consideration at the annual meeting of shareholders, subject to compliance with the notice provisions in the corporation’s governing documents.

A special meeting may be called by the board of directors or any other person authorized to do so in the corporation’s governing documents, but shareholders may be precluded from calling special meetings.

A shareholder may present any proposal for consideration at any annual or extraordinary general meeting of shareholders if the proposal is part of an agenda item. No resolution may be taken on proposals relating to the agenda items that were not duly notified, with certain exceptions (see below).

Any shareholder can propose candidates for election as directors or make other proposals within the scope of an agenda item without prior written notice.

Topic	Delaware Corporate Law	Swiss Corporate Law

In addition, any shareholder is entitled, at the annual general meeting of shareholders and without advance notice, to (i) request information from the board of directors on the affairs of the corporation (note, however, that the right to obtain such information is limited), (ii) request information from the auditors on the methods and results of their audit, (iii) request that the general meeting of shareholders resolve to convene an extraordinary general meeting of shareholders, (iv) request that the general meeting of shareholders resolve to carry out a special examination (Sonderuntersuchung), or (v) request that the general meeting of shareholders elect an auditor.

Unless the corporation’s articles of association provide for a lower threshold or for additional shareholders’ rights, in a company with securities listed on a stock exchange (i) holders of at least 5% of the corporation’s share capital may request in writing that an extraordinary general meeting of shareholders be called for specific agenda items and (ii) holders of at least 0.5% of the corporation’s share capital may request in writing that an item be put on the agenda for a scheduled annual or extraordinary general meeting of shareholders, provided such request is made with appropriate lead time.

Cumulative Voting	Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.
Cumulative voting is not permitted under Swiss corporate law. Pursuant to Swiss law, shareholders can vote for each proposed candidate, but they are not allowed to cumulate their votes for single candidates. An annual individual election of (i) all members of the board of directors, (ii) the chairperson of the board of directors, (iii) the members of the compensation committee, (iv) the independent proxy for a term of office of one year (i.e., until the following annual general meeting of shareholders), as well as the vote on the aggregate amounts of compensation of the members of the board of directors, executive management and advisory board (if any), is mandatory for a Swiss company with securities listed on a stock exchange.

Topic	Delaware Corporate Law	Swiss Corporate Law

Removal of Directors
A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

A Swiss corporation may remove, with or without cause, any director at any time with a resolution approved by holders of a majority of the voting rights represented at the annual general meeting of shareholders where a proposal for such removal was properly set on the agenda. According to the New Articles, such removal of directors requires the approval by a supermajority at an annual or extraordinary general meeting of shareholders.

Transactions with Interested Shareholders
The DGCL generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” (a person or group who or which owns or owned 15% or more of the corporation’s outstanding voting shares within the past three years) for three years following the date that such person becomes an interested shareholder.
No such rule applies to a Swiss corporation.

Dissolution; Winding Up
Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by holders of 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Dissolution of a Swiss corporation requires the approval by two-thirds of the voting rights represented at an annual or extraordinary general meeting of shareholders as well as the absolute majority of the nominal amount (par value) of shares represented at an annual or extraordinary general meeting of shareholders. The articles of association may increase the voting thresholds required for such a resolution.

Dissolution by law or court order is possible if, for example, a corporation becomes bankrupt.

Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up nominal amount (par value) of shares held, unless the articles of association provide for a different form of distribution.

Variation of Rights of Shares	A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.
The issuance of preference shares may be authorized by holders of a majority of the shares represented at an annual or extraordinary general meeting of shareholders. Where a corporation has issued preference shares, further preference

Topic	Delaware Corporate Law	Swiss Corporate Law

shares conferring preferential rights over the existing preference shares may be issued only with approval by holders of a majority of the adversely affected holders of the existing preference shares and approval by holders of a majority of all shares, unless otherwise provided in the articles of association.

Amendment of Governing Documents	A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.
The articles of association of a Swiss corporation may be amended with a resolution approved by holders of a majority of the voting rights represented at an annual or extraordinary general meeting of shareholders, unless otherwise provided in the articles of association.

There are a number of resolutions (such as an amendment of the stated purpose of the corporation, the introduction of conditional share capital or a capital band and the introduction of shares with preferential voting rights) that require the approval by holders of two-thirds of the voting rights and holders of an absolute majority of the nominal amount (par value) of the shares represented at an annual or extraordinary general meeting of shareholders. The articles of association may increase these voting thresholds.

Inspection of Books and Records
Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Under Swiss law, a shareholder may request to inspect a corporation’s minutes of annual or extraordinary general meetings of shareholders. A corporation’s annual management report prepared pursuant to Swiss law, annual consolidated financial statements, annual standalone financial statements prepared pursuant to Swiss law and auditors’ report prepared pursuant to Swiss law and annual report regarding non-financial matters prepared pursuant to Swiss law, must be made available for inspection by shareholders at least 20 calendar days prior to each annual general meeting of shareholders. If the reports are not accessible electronically, any shareholder may request a copy of these reports in advance of, or within one year after the relevant annual general meeting of shareholders.

Topic	Delaware Corporate Law	Swiss Corporate Law

Shareholders of a Swiss corporation that together represent at least 5% of the share capital or voting rights may inspect books and records if the board of directors approved such inspection. An inspection may be refused where providing it would jeopardize the corporation’s trade secrets or other interests warranting protection. A shareholder is only entitled to receive information to the extent required to exercise his or her rights as a shareholder, subject to the interests of the corporation. A shareholder’s right to inspect the share register is limited to the right to inspect his or her own entry in the share register.

Payment of Dividends
The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board of directors may declare and pay dividends upon the shares of its capital stock out of its surplus or, if there is no surplus, out of its net income for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Dividend payments are subject to approval at an annual or extraordinary general meeting of shareholders. The board of directors may propose a dividend payment to shareholders, but cannot itself authorize the distribution.

Payments out of a Swiss corporation’s share capital (in other words, the aggregate nominal amount (par value) of the corporation’s share capital registered in the relevant commercial register) in the form of dividends are not allowed and may be made only by way of a share capital reduction. Dividends may be paid only from the profits of the previous business year or brought forward from previous business years or if the corporation has freely distributable reserves, each as evidenced by the corporation’s audited annual standalone financial statements prepared pursuant to Swiss law, after allocations to reserves required by Swiss law and the articles of association have been deducted and the corporation’s statutory auditors have confirmed that the dividend proposal complies with Swiss law and the corporation’s articles of association.

Authorization, Creation and Issuance of New Shares
Shareholder approval is required to authorize capital stock in excess of that provided in the certificate of incorporation. However, directors may issue authorized shares without shareholder approval.

Creation of new shares must be approved

All creation of shares requires approval or authorization by shareholders.

The creation of a capital band or conditional share capital requires approval from holders of at least two-thirds of the voting rights represented at the annual

Topic	Delaware Corporate Law	Swiss Corporate Law
by the board of directors, pursuant to authority expressly vested in the board of directors by the provisions of the corporation’s certificate of incorporation.
general meeting of shareholders and holders of an absolute majority of the nominal amount (par value) of shares represented at such annual general meeting of shareholders. The board of directors may issue shares out of the capital band during a period of up to five years. Shares are created and issued out of conditional share capital through the exercise of options or of conversion rights.

Indemnification of Directors and Officers
Subject to Swiss law, the New Articles provide for indemnification of the members of our Board of Directors and Executive Management against liabilities arising in connection with the performance of their duties in such capacity, and permit us to advance the expenses of defending any act, suit or proceeding to such persons to the extent not included in insurance coverage or advanced by third parties. Prior to the completion of the Spin-off, we expect to enter into indemnification agreements with all of the members of our Board of Directors and Executive Management that provide them and their heirs, executors and administrators with such indemnification and related rights.
In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer.
We also expect to purchase and maintain directors’ and officers’ liability insurance that covers certain liabilities and expenses of our directors and officers or any person who is or was or has agreed to become our director or officer or is or was serving or who has agreed to serve at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise and that covers us for reimbursement of payments to its directors and officers and such persons in respect of such liabilities and expenses; provided that such insurance is available on acceptable terms, which determination shall be made by our Board of Directors from time to time as appropriate.
Sale of Unregistered Securities
It is expected that at an extraordinary general meeting of shareholders to be held in May 2025, Parent, as sole shareholder of the Company, will approve (i) a share split changing the capital structure of the Company from 1,000 registered shares with a nominal amount (par value) of $1,000 per share to 100,000,000 Company Shares with a nominal amount (par value) of $0.01 per Company Share and (ii) an ordinary share capital increase of $4,668,755.13 with the issuance of 466,875,513 additional Company Shares, resulting in an aggregate of 566,875,513 issued Company Shares with a nominal amount (par value) of $0.01 per Company Share. We do not intend to register the issuance of these securities under the Securities Act because each issuance will not constitute a public offering and will therefore be exempt from registration pursuant to Section 4(a)(2) or Section (3)(a)(9) of the Securities Act. On April 7, 2025, FinanceCo issued $3.4 billion in aggregate principal amount of Senior Unsecured Notes in an offering exempt from registration under Rule 144A and Regulation S. See “Description of Certain Indebtedness—Senior Unsecured Notes.”
Stock Exchange Listing
As of the date of this information statement, the Company is a wholly-owned subsidiary of Parent. Accordingly, a public market for Company Shares does not currently exist. We have applied to list Company Shares on NYSE under the symbol “AMRZ.” We have also received approval to list Company Shares on SIX subject to technical deliverables as customarily required. We expect that Company Shares will commence trading on a standalone basis on NYSE at 9:30 a.m., New York City time, and on SIX at 9:00 a.m., Zurich time, on the Ex-Dividend Date.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form 10, including exhibits and schedules filed with the registration statement of which this information statement is a part, under the Exchange Act, with respect to the Company Shares being distributed as contemplated by this registration statement. This information statement is a part of, and does not contain all of the information included in, the registration statement and the exhibits and schedules thereto. References in this information statement to any of our contracts or other documents are not necessarily complete, and each such reference is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. For additional information about us and the Company Shares, you should refer to the registration statement and the exhibits thereto, which are available on the internet website maintained by the SEC at www.sec.gov.
As a result of the Distribution, we will become subject to the reporting and information requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports and other information with the SEC. We expect to make these reports and other information filed with or furnished to the SEC available, free of charge, through our website at www.amrize.com as soon as reasonably practicable after the reports and other information are filed with or furnished to the SEC. Additionally, the SEC maintains an internet website that contains such reports and other information filed electronically with the SEC at www.sec.gov.
Information contained on, or connected to, any website we refer to in this information statement does not and will not constitute a part of this information statement or the registration statement of which this information statement is a part. We intend to furnish holders of Company Shares with annual reports containing consolidated financial statements prepared in accordance with U.S. GAAP and audited and reported on, with an opinion expressed by an independent registered public accounting firm.
You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO COMBINED FINANCIAL STATEMENTS
AUDITED COMBINED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Combined Statements of Operations for the years ended December 31, 2024, 2023 and 2022	F-4
Combined Statements of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022	F-5
Combined Balance Sheets as of December 31, 2024 and 2023	F-6
Combined Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022	F-7
Combined Statements of Equity for the years ended December 31, 2024, 2023 and 2022	F-8
Notes to Combined Financial Statements	F-9

UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Condensed Combined Statements of Operations for the three months ended March 31, 2025 and 2024	F-52
Condensed Combined Statements of Comprehensive Loss for the three months ended March 31, 2025 and 2024	F-53
Condensed Combined Balance Sheets as of March 31, 2025 and December 31, 2024	F-54
Condensed Combined Statements of Cash Flows for the three months ended March 31, 2025 and 2024	F-55
Condensed Combined Statements of Equity for the three months ended March 31, 2025 and 2024	F-56
Notes to Condensed Combined Financial Statements	F-57

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Holcim Ltd
Opinion on the Financial Statements
We have audited the accompanying Combined Balance Sheets of Amrize Ltd. (the Company) as of December 31, 2024 and 2023, the related Combined Statements of Operations, Combined Statements of Comprehensive Income, Combined Statements of Cash Flows and Combined Statements of Equity for each of the three years in the period ended December 31, 2024, and the related notes (collectively, the Financial Statements). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s Financial Statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the Financial Statements that was communicated or required to be communicated to those charged with governance and that: (1) relates to accounts or disclosures that are material to the Financial Statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the Financial Statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Building Envelope Goodwill Impairment Test

Description of the Matter
As of December 31, 2024 the Building Envelope goodwill balance was $4,026 million. As described in Notes 2 and 8 to the Financial Statements, goodwill is tested for impairment at least annually at the reporting unit level. The Company performed a quantitative goodwill impairment test for the reporting units in the Building Envelope segment and therefore estimated the fair market value of these reporting units.

Auditing management’s quantitative impairment test for goodwill was complex and judgmental due to the significant estimation required to determine the fair value of the reporting units in the Building Envelope segment. In particular, the

Company’s fair value estimates were sensitive to significant assumptions, specifically forecasted revenues, earnings before interest, taxes, depreciation and amortization (EBITDA) margins, discount rates and long-term growth rates, which are forward-looking and affected by expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit
To test the estimated fair value of the Building Envelope reporting units, we performed procedures that included comparing the forecasted revenues, margins and long-term growth rates used by the Company to external economic forecasts and for consistency with other internal reporting such as the Company’s business plan. We tested the mathematical accuracy of the models used by the Company and to assess the historical accuracy of management’s prior estimates, we compared them to subsequent actual results. We performed sensitivity analyses of forecasted revenues, EBITDA margins and discount rates applied to evaluate the changes in the estimated fair value of the reporting units that would result from changes in such significant assumptions. With the assistance of our valuation specialists, we evaluated the methodologies used to determine the fair value by comparing against the requirement of ASC 820, Fair Value Measurement, and we assessed the discount rates used by the Company by comparing them with independently developed discount rates. We evaluated the adequacy of the Company’s disclosures in the Financial Statements.

/s/ Ernst & Young AG
We have served as the Company’s auditor since 2024.
Zurich, Switzerland
February 27, 2025

Amrize
Combined Statements of Operations
(In millions)

	For the years ended December 31,
	2024	2023	2022
Revenues	$11,704	$11,677	$10,726
Cost of revenues	(8,634)	(8,908)	(8,254)
Gross profit	3,070	2,769	2,472
Selling, general and administrative expenses	(944)	(898)	(752)
Gain on disposal of long-lived assets	71	32	36
Loss on impairments	(2)	(15)	(57)
Operating income	2,195	1,888	1,699
Interest expense, net	(512)	(549)	(248)
Other non-operating (expense) income, net	(55)	(36)	9
Income before income tax expense and income from equity method investments	1,628	1,303	1,460
Income tax expense	(368)	(361)	(366)
Income from equity method investments	13	13	13
Net income	1,273	955	1,107
Net loss attributable to noncontrolling interests	1	1	1
Net income attributable to the Company	$1,274	$956	$1,108

The accompanying notes are an integral part of these combined financial statements.

Amrize
Combined Statements of Comprehensive Income
(In millions)

	For the years ended December 31,
	2024	2023	2022
Comprehensive income:
Net income	$1,273	$955	$1,107
Other comprehensive (loss) income, net of tax
Foreign currency translation	(344)	92	(250)
Net change in fair value of cash flow hedges, net of tax (expense) benefit of $(3) million, $6 million and $1 million in 2024, 2023 and 2022, respectively	9	(19)	(5)
Actuarial gains (losses) and prior service credits (costs) for defined benefit pension plans and other postretirement benefit plans, net of tax (expense) benefit of $(16) million, $4 million and $(13) million in 2024, 2023 and 2022, respectively	46	(18)	51
Total other comprehensive (loss) income, net of tax	(289)	55	(204)
Total comprehensive income	$984	$1,010	$903
Comprehensive loss attributable to noncontrolling interests	1	1	1
Comprehensive income attributable to the Company	$985	$1,011	$904

The accompanying notes are an integral part of these combined financial statements.

Amrize
Combined Balance Sheets
(In millions)

	As of December 31,
	2024	2023
Assets
Current Assets:
Cash and cash equivalents	$1,585	$1,107
Accounts receivable, net	1,011	1,213
Due from related-party	58	36
Inventories	1,452	1,307
Related-party notes receivable	532	149
Prepaid expenses and other current assets	143	127
Total current assets	4,781	3,939
Property, plant and equipment, net	7,534	7,620
Goodwill	8,917	8,970
Intangible assets, net	1,832	1,884
Operating lease right-of-use assets, net	547	450
Other noncurrent assets	194	184
Total Assets	$23,805	$23,047
Liabilities and Equity
Current Liabilities:
Accounts payable	$1,285	$1,248
Due to related-party	89	96
Current portion of long-term debt	5	6
Current portion of related-party notes payable	129	125
Operating lease liabilities	149	137
Other current liabilities	893	831
Total current liabilities	2,550	2,443
Long-term debt	980	976
Related-party notes payable	7,518	7,665
Deferred income tax liabilities	936	998
Noncurrent operating lease liabilities	386	336
Other noncurrent liabilities	1,521	1,426
Total Liabilities	13,891	13,844
Commitments and contingencies (see Note 17)
Equity:
Net parent investment	10,521	9,520
Accumulated other comprehensive loss	(606)	(317)
Total Equity attributable to the Company	9,915	9,203
Noncontrolling interests	(1)	—
Total Equity	9,914	9,203
Total Liabilities and Equity	$23,805	$23,047

The accompanying notes are an integral part of these combined financial statements.

Amrize
Combined Statements of Cash Flows
(In millions)

	For the years ended December 31,
	2024	2023	2022
Cash Flows from Operating Activities:
Net income	$1,273	$955	$1,107
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, accretion and amortization	889	851	788
Loss on impairments	2	15	57
Share-based compensation	6	5	4
Gain on disposal of long-lived assets	(40)	(32)	(36)
Gain on land expropriation	(31)	—	—
Deferred tax (benefit) expense	(35)	11	66
Net periodic pension benefit cost	71	43	7
Operating lease expense	—	(8)	(8)
Amortization of debt issuance costs	1	1	1
Other items, net	108	78	(12)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	211	(83)	38
Due from related-party	(22)	1	(3)
Inventories	(146)	(7)	(296)
Accounts payable	28	60	195
Due to related-party	(7)	28	54
Other assets	(19)	8	(62)
Other liabilities	48	142	115
Defined benefit pension plans and other postretirement benefit plans	(55)	(32)	(27)
Net cash provided by operating activities	2,282	2,036	1,988
Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(642)	(630)	(488)
Acquisitions, net of cash acquired	(249)	(1,607)	(2,033)
Proceeds from disposals of long-lived assets	61	49	42
Proceeds from land expropriation	32	—	—
Proceeds from property and casualty insurance	—	—	10
Net (increase) decrease in short-term related-party notes receivable from cash pooling program	(383)	187	(77)
Other investing activities, net	(27)	(24)	25
Net cash used in investing activities	(1,208)	(2,025)	(2,521)
Cash Flows from Financing Activities:
Transfers to Parent, net	(304)	(20)	(188)
Net repayments of short-term related-party debt	(101)	(328)	(160)
Proceeds from issuances of long-term related-party debt	230	1,465	1,270
Repayments of long-term related-party debt	(272)	—	—
Payments of finance lease obligations	(82)	(55)	(48)
Repayments of long-term third-party debt	—	(335)	(337)
Other financing activities, net	(8)	7	(40)
Net cash (used in) provided by financing activities	(537)	734	497
Effect of exchange rate changes on cash and cash equivalents	(59)	11	(12)
Increase (decrease) in cash and cash equivalents	478	756	(48)
Cash and cash equivalents at the beginning of year	1,107	351	399
Cash and cash equivalents at the end of year	$1,585	$1,107	$351

The accompanying notes are an integral part of these combined financial statements.

Amrize
Combined Statements of Equity
(In millions)

	Net parent investment	Accumulated other comprehensive income (loss), net of tax	Equity attributable to noncontrolling interests	Total equity
Balance as of January 1, 2022	$11,172	$(168)	$1	$11,005
Net income (loss)	1,108	—	(1)	1,107
Other comprehensive loss, net of taxes	—	(204)	—	(204)
Net transfers to Parent	(3,699)	—	—	(3,699)
Changes in equity attributable to noncontrolling interests	—	—	1	1
Balance as of December 31, 2022	$8,581	$(372)	$1	$8,210
Net income (loss)	956	—	(1)	955
Other comprehensive income, net of taxes	—	55	—	55
Net transfers to Parent	(17)	—	—	(17)
Balance as of December 31, 2023	$9,520	$(317)	$—	$9,203
Net income (loss)	1,274	—	(1)	1,273
Other comprehensive loss, net of taxes	—	(289)	—	(289)
Net transfers to Parent	(273)	—	—	(273)
Balance as of December 31, 2024	$10,521	$(606)	$(1)	$9,914

The accompanying notes are an integral part of these combined financial statements.

Amrize
Notes to Combined Financial Statements
Note 1. Organization and basis of presentation
Organization
On January 28, 2024, Holcim Ltd (“Parent”) announced its intention to separate its North American business and list it in the United States. Amrize (the “Company”) is comprised of the business, activities and operations of Parent and its affiliates in the United States, Canada and Jamaica (the “Amrize Territories”), including the manufacturing of cement, aggregates, ready-mix concrete, asphalt, roofing systems and other building solutions in the Amrize Territories, as well as certain support operations in Colombia and certain trading operations (collectively, the “Amrize Business”). The transaction (the “Spin-Off”) is expected to result in two independent, publicly traded companies: Parent and the Company. It is intended that the Amrize Business will be conducted by Amrize Ltd, which will be based in Switzerland. Completion of the Spin-Off will be subject to, among other things, the effectiveness of a registration statement on Form 10 with the U.S. Securities and Exchange Commission (the “SEC”), final approval from the Parent Board of Directors and shareholders and other customary conditions.
The Company is a carve-out business of Parent and a building solutions company focused exclusively on the North American market, offering customers a broad range of advanced building solutions from foundation to rooftop. The Company earns revenue from the sale of cement, aggregates, ready-mix concrete, asphalt, roofing systems and other building solutions.
The Company is organized into two reportable segments — Building Materials and Building Envelope — that are aligned with the products and services it provides and based upon the information used by the chief operating decision maker (“CODM”) in evaluating the performance of the business and allocating resources and capital.
•
Building Materials: The building materials segment offers a range of branded solutions delivering high-quality products for a wide range of applications. These include cement and aggregates, as well as a variety of downstream products and solutions such as ready-mix concrete, asphalt and other construction materials.

•
Building Envelope: The building envelope segment offers advanced roofing and wall systems, including single-ply membranes, insulation, shingles, sheathing, waterproofing and protective coatings, along with adhesives, tapes and sealants that are critical to the application of roofing and wall systems.

Basis of presentation
The Company is a wholly-owned subsidiary of Parent, and the results of the Amrize Business were historically consolidated under Parent and reported under its North America and Solutions & Products segments. The Company has no operating history as a standalone company. As a result, separate financial statements have not historically been prepared for the Company. The historical combined financial statements for the Company as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 were prepared on a “carve-out” basis in connection with the expected Spin-Off, and have been derived from the consolidated financial statements and historical accounting records of Parent. References in these combined financial statements to the “Company” refer to the Amrize Business as historically managed by Parent.
These combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC. The historical financial condition, results of operations and cash flows presented in these combined financial statements may not reflect what the Company’s financial condition, results of operations or cash flows would have been had the Company been a standalone company during the periods presented. In addition, the historical financial condition, results of operations and cash flows presented in these combined financial statements may not reflect what the Company’s financial condition, results of operations and cash flows may be in the future.
The combined balance sheets reflect all of the assets and liabilities of Parent that are specifically identifiable or directly attributable to the Company, including Net parent investment as a component of equity. Net parent

Amrize
Notes to Combined Financial Statements
investment represents Parent’s historical investment in the Company and includes accumulated net income attributable to the Company and the net effect of transactions with Parent and its subsidiaries. See Note 20 (Net parent investment) for additional information. All intercompany balances and transactions within the Company have been eliminated in these combined financial statements.
The Company and Parent have historically had intercompany activity, resulting in revenues and expenses for both parties. As described in Note 18 (Related party), certain related-party transactions between the Company and Parent have been included in these combined financial statements.
The combined statements of operations include expense allocations for certain corporate, infrastructure and other shared services provided by Parent on a centralized basis, including but not limited to accounting and financial reporting, treasury, tax, legal, human resources, information technology, insurance, employee benefits and other shared services that are either specifically identifiable or directly attributable to the Company. These expenses have been allocated to the Company on the basis of direct usage when specifically identifiable, with the remainder predominantly allocated on a pro rata basis using revenues. The Company’s management considers this allocation to be a reasonable reflection of the utilization of services provided or the benefit received by the Company during the periods presented. However, these expense allocations may not be indicative of the actual expenses that would have been incurred had the Company been a standalone company during the periods presented, and they may not reflect what the Company’s results of operations may be in the future. See Note 18 (Related party) for additional information.
Parent uses a centralized approach to cash management and financing of operations. Historically, a majority of the Company’s subsidiaries participate in Parent’s centralized cash management and financing function. While the Company maintains bank accounts in the name of its respective legal entities in order to conduct day-to-day business, cash is managed centrally as part of the overall treasury function and Parent oversees a cash pooling program whereby cash is swept from any subsidiary accounts, including the Company’s accounts, on a daily basis. As such, cash and cash equivalents held by Parent at the corporate level are not specifically identifiable or directly attributable to the Company and, therefore, have not been reflected in these combined financial statements. Rather, the Company’s residual cash pooling balances as of the end of each reporting period are recorded within Related-party notes receivable. See Note 18 (Related party) for more information.
Further, Parent’s third-party debt and related interest expense have not been attributed to the Company because the Company is not considered the primary obligor of the debt, and the Company is not a named guarantor or joint and severally liable for any of Parent’s third-party debt. The Company has related-party note agreements in place with Parent for the financing of its capital needs, which are reflected as Related-party notes payable on the combined balance sheets. Interest expense in the combined statements of operations reflects interest on borrowing and funding associated with the related-party note agreements.
The Company’s employees do not participate in Parent’s employee benefit plans and therefore no costs associated with Parent’s employee benefit plans have been included in these combined financial statements. The combined balance sheets only include assets and liabilities relating to employee benefit plans for which the Company is the plan sponsor.
Certain change of control provisions exist related to the Company’s debt balances that may be triggered by the Spin-Off. Additionally, following the Spin-Off, certain services that Parent historically provided to the Company will continue to be provided to the Company by Parent on a transitional basis pursuant to a transition services agreement and certain other ancillary agreements between the Company and Parent. These services are primarily for information technology-related functions. At the end of the transitional periods specified in these agreements, the Company will need to perform these services using the Company’s own resources or hire third-party service providers to perform these services on the Company’s behalf.
In connection with the Spin-Off, the Company recorded approximately $24 million of various transaction costs for the year ended December 31, 2024, of which approximately $15 million was allocated to the Company from Parent. These transaction costs allocated from the Parent to the Company correspond to the costs incurred by the

Amrize
Notes to Combined Financial Statements
Parent that are directly attributable to the Company, such as rebranding costs, employee-related costs (i.e. recruitment and relocation expenses) and costs to establish certain standalone functions. These costs are recorded in Selling, general and administrative expenses and are deemed to be settled in the period in which the costs are included in Net parent investment on the combined balance sheet.
Note 2. Summary of significant accounting policies
Use of estimates
These combined financial statements are prepared in accordance with U.S. GAAP, which requires management to make assumptions and estimates about future events and apply judgments that affect the amounts of assets, liabilities, revenues and expenses reported on these combined financial statements and accompanying notes. Management’s assumptions, estimates and judgments are based on historical experience, current trends and other factors that management believes to be reasonable under the circumstances.
On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that these combined financial statements are presented fairly and in accordance with U.S. GAAP, and the Company revises its estimates, as appropriate, when events or changes in circumstances indicate that revisions may be necessary. These combined financial statements reflect, in the opinion of management, all material adjustments (which include only normal recurring adjustments) necessary to fairly state, in all material respects, the financial position of the Company for the periods presented.
Significant accounting estimates reflected in these combined financial statements are used for, but are not limited to, the inventory excess and obsolescence reserves, revenue recognition under the percentage of completion method, volume based rebates, contingent liabilities including warranty, pension and other postretirement benefits, tax valuation allowances, uncertain tax positions, impairment of goodwill and other intangible assets, asset retirement obligations, litigation and other loss contingencies, fair values of acquired assets and liabilities under the acquisition method of accounting and assumptions used for the allocation of general corporate expenses.
The Company makes estimates and assumptions concerning the future, including about climate-related matters. There is considerable uncertainty over these assumptions and how they will impact the Company’s business operations and cash flow projections. The Company consistently evaluates these assumptions to be consistent with risk management and the commitments made by the Company to its stakeholders. The estimates and assumptions, including those relating to inventory excess and obsolescence reserves, revenue recognition under the percentage of completion method, volume based rebates, contingent liabilities including warranty, pension and other postretirement benefits, tax valuation allowances, uncertain tax positions, impairment of goodwill and other intangible assets, asset retirement obligations, litigation and other loss contingencies, fair values of acquired assets and liabilities under the acquisition method of accounting and assumptions used for the allocation of general corporate expenses from Parent to the Company have been based on the available information and regulations in place as of December 31, 2024.
Although these assumptions and estimates are based on management’s knowledge of, and experience with, past and current events, actual results could differ materially from these assumptions and estimates.
Revenue recognition
Revenues are recognized in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers. The Company earns revenue from the sale of Building Materials products (cement, aggregates, ready-mix concrete, asphalt and other construction materials) and Building Envelope products (advanced roofing and wall systems, including single-ply membranes, insulation, shingles, sheathing, waterproofing and protective coatings, along with adhesives, tapes and sealants that are critical to the application of roofing and wall systems).
The Company recognizes revenue when it satisfies a performance obligation by transferring a promised good or service to a customer. This occurs when the customer obtains control of that good or service. The customer obtains control when the significant risks and rewards of products sold are transferred according to the specific delivery terms that have been formally agreed with the customer, which is generally upon delivery when the bill of lading is signed by the customer as evidence that they have obtained physical possession and accepted the products delivered to them.

Amrize
Notes to Combined Financial Statements
The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time, usually for promises to transfer goods, or over time, typically for promises to transfer services or for construction-related activities. For performance obligations satisfied over time, the Company recognizes revenue over time by selecting an appropriate method for measuring the Company’s progress towards complete satisfaction of that performance obligation. The objective when measuring progress is to depict the Company’s performance in transferring control of goods or services promised to a customer. Over time revenues are related to the Company's construction-related activities and contracts, which are primarily short-term in nature. A majority of the over time revenues is derived from construction contracts started during a reporting period and completed during the subsequent reporting period.
The Company often sells its core products with volume discounts. Revenue is recognized based on the price specified on the invoice, net of estimated discounts. Accumulated experience is used to estimate the discounts. The Company records discounts as a reduction of revenues with a corresponding offset to Accounts receivable, net when there is both the contractual right and intent to offset. When these offset conditions do not exist, the Company records discounts as reduction of revenues with a corresponding accrued liability. No element of financing is deemed present as the sales are made with credit terms largely ranging between 30 days and 60 days depending on the specific terms agreed to with the Company, which is consistent with market practice. Generally, cement, aggregates, asphalt, concrete and roofing systems are not returned as a customer will only accept these products once they have passed a stringent quality check at the point of delivery. The Company has elected to treat freight and delivery activities as fulfillment costs and recognize the costs within Cost of revenues on the combined statements of operations at the time the related revenue is recognized.
The Company offers separately priced extended warranties, generally ranging from 5 to 30 years, on many of its roofing systems. Revenues from such activities are deferred and recognized in income over the life of the warranty on a straight-line basis. As such, a portion of the overall transaction price is allocated to these performance obligations and recognized in revenue over time, as the performance obligations are satisfied.
The Company is deemed to be an agent when collecting sales taxes from customers. Sales taxes collected are recorded as liabilities until remitted to taxing authorities and therefore are not reflected in the combined statements of operations. The sales tax liability is recorded within Other current liabilities on the combined balance sheets.
The transaction price recognized as revenue and accounts receivable is determined based upon a number of estimates, including primarily incentive-based volume rebates and adjustments for any early payment discounts. Costs to obtain and fulfill contracts are immaterial and are expensed as incurred when the expected amortization period is one year or less.
See Note 3 (Revenue) and Note 14 (Segment information) for further information.
Contract assets and liabilities
The timing of revenue recognition under the cost-to-cost method of accounting may differ from the timing of invoicing to customers, which may result in a contract asset or a contract liability. Contracts from contracting services usually stipulate the timing of payment and are billed as work progresses in accordance with agreed upon contractual terms. Generally, billing to the customer occurs contemporaneously to revenue recognition.
Contract assets, which are the Company’s right to consideration that is conditional on something other than the passage of time, relate mainly to construction and paving activities. Contract assets occur when revenues are recognized under the cost-to-cost measure of progress, which exceeds amounts billed on uncompleted contracts. Such amounts will be billed as standard contract terms allow, usually based on various measures of performance or achievement. Contract assets are not considered a significant financing component as they are intended to protect the customer in the event the Company does not satisfy its obligations under the contract. Contract assets are recorded within Prepaid expenses and other current assets on the combined balance sheets.
Contract liabilities, which are the Company’s obligation to transfer goods or services to a customer for which the Company has already received consideration, relate mainly to advance payments from customers and to volume incentive programs and warranty programs. A contract liability occurs when there are billings in excess of revenues recognized under the cost-to-cost measure of progress on uncompleted contracts. Contract liabilities decrease as

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Notes to Combined Financial Statements
revenue is recognized from the satisfaction of the related performance obligation. Contract liabilities are not considered to have a significant financing component as they are used to meet working capital requirements that generally are higher in the early stages of a contract and are intended to protect the Company from the other party failing to meet its obligations under the contract. Contract liabilities are recorded within Other current liabilities and Other noncurrent liabilities on the combined balance sheets. See Note 3 (Revenue) for further information.
Business combinations
Acquisitions are accounted for as business combinations using the acquisition method in accordance with ASC Topic 805, Business Combinations, which requires the purchase price to be allocated to assets acquired and liabilities assumed based on estimated fair values. The purchase price is determined based on the fair value of consideration transferred to and liabilities assumed from the seller as of the date of acquisition. The Company allocates the purchase price to the fair values of the tangible and identifiable intangible assets acquired and liabilities assumed as of the date of acquisition. Any excess of the purchase price over the fair value of the assets acquired and liabilities assumed is recorded as goodwill.
Determining the fair values of assets acquired and liabilities assumed requires judgment and often involves the use of significant estimates and assumptions. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes the highest and best use of the asset by market participants.
Allocations of the purchase price are based on preliminary estimates and assumptions at the date of acquisition and are subject to revision based on final information received, including appraisals and other analyses which support underlying estimates within the measurement period, a period of no more than one year from the acquisition date. Measurement period adjustments are generally recorded as increases or decreases to goodwill, if any, recognized in the transaction.
The results of acquired businesses have been included in these combined financial statements beginning on the acquisition date.
See Note 4 (Acquisitions) for further information.
Accounts receivable, net
The Company’s customers are primarily within the United States and Canada. No individual customer represents more than 10% of the Company’s accounts receivable, net during any of the fiscal years presented. A trade receivable is recognized when the products are delivered to a customer as this is the point in time that the consideration becomes unconditional because only a passage of time is required before the payment is due. Accounts receivable is recorded net of an allowance for credit losses that are not expected to be recovered.
The Company recognizes the allowance for credit losses based on management’s expectation of the asset’s collectability. The allowance for credit losses is based on management’s assessment of the collectability considering various factors including historical experience with bad debts and the aging of such accounts receivable, as well as management’s expectations of conditions in the future, if applicable. Any balances that are eventually deemed uncollectible (after all means of collection have been exhausted and the potential for recovery is considered remote) are written off against the allowance for credit losses.
As of December 31, 2024, the Company has no significant concentration of credit risk with any single counterparty or group of counterparties.
See Note 5 (Accounts receivable, net) for further information.
Inventories
Inventories are stated at the lower of inventory cost and net realizable value. Inventory cost is determined using the weighted-average cost method. In determining the net realizable value, the Company considers factors such as deterioration, obsolescence, expected future demand and past experience. See Note 6 (Inventories) for further information.

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Notes to Combined Financial Statements
Property, plant and equipment, net
Property, plant and equipment is stated at cost less accumulated depreciation, depletion and any accumulated impairments. Costs are only included in the asset’s carrying amount when it is probable that economic benefits will flow to the Company in future periods and the costs can be measured reliably. Costs include initial estimates for dismantling and removing the item and for restoring the site on which it is located. All other repair and maintenance expenses are charged to the combined statements of operations during the period in which they are incurred. The Company capitalizes interest cost as a component of construction in progress on qualifying construction projects. No interest was capitalized for construction in progress for the years ended December 31, 2024, 2023 and 2022. Government grants received related to capital projects are deducted from property, plant and equipment and reduce the depreciation charge accordingly.
The straight-line method of depreciation is used for substantially all of the assets for financial reporting purposes, except for land with raw material reserves which uses the units-of-production method of depreciation. Property, plant and equipment is depreciated over its useful life, which are based on management’s estimates of the period that the assets can be used by the Company or the number of units of output expected to be obtained by the Company. Depreciation and depletion expenses are recorded within Cost of revenues and Selling, general and administrative expenses on the combined statements of operations.
The estimated useful lives of property, plant and equipment (excluding land with raw material reserves) are generally as follows:

Buildings and installations	20 to 35 years
Machines	10 to 30 years
Furniture, vehicles and tools	3 to 10 years

Property, plant and equipment are reviewed for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. An impairment loss is recognized if expected future undiscounted cash flows over the estimated remaining service life of the related asset group are less than the asset group’s carrying value.
See Note 7 (Property, plant and equipment, net) for further information.
Goodwill and intangible assets, net
Goodwill represents the excess purchase price paid for acquired businesses over the estimated fair value of identifiable assets and liabilities. Goodwill is tested for impairment once a year, during the fourth quarter, or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses goodwill for impairment at the reporting unit level, which is at the operating segment level, or one level below. The Company’s test for goodwill impairment starts with a qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. If qualitative factors indicate that it is more likely than not that the fair value of the reporting unit is less than the carrying value of its net assets, then the Company proceeds with a quantitative goodwill impairment test. The Company may also choose to bypass the qualitative assessment for any reporting unit in its goodwill assessment and proceed directly to performing the quantitative assessment.
Under the quantitative impairment test, if the carrying amount of the reporting unit exceeds its fair value, then the Company recognizes an impairment loss equal to that excess, up to the total amount of goodwill associated with that reporting unit. Under the quantitative impairment test, the Company calculates the estimated fair value of a reporting unit using the income approach. For this approach, the Company utilizes internally developed discounted cash flow models that incorporate various significant assumptions. These significant assumptions utilized in determining the fair values of our reporting units generally include forecasted revenues, expenses, resulting EBITDA Margins and related cash flows based on assumed long-term growth rates and demand trends, future projected investments to expand our reporting units, discount rates and terminal growth rates.
The Company’s long-lived intangible assets consist of customer lists, software, mining rights, patented and unpatented technology, trademarks and other intangible assets. Long-lived intangible assets are recognized and

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Notes to Combined Financial Statements
recorded at their acquisition date fair values. Long-lived intangible assets are amortized on a straight-line basis over their respective estimated useful lives to the estimated residual values, except for mining rights, which are depleted on a volume basis. The Company reviews long-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived intangible assets may not be recoverable.
The estimated useful lives of long-lived intangible assets are as follows:

Customer lists	8 to 20 years
Patented and unpatented technology	8 to 20 years
Software	3 years
Trademarks, brand and other marketing-related items	20 to 25 years

The Company reported no long-lived intangible asset impairment charges for the year ended December 31, 2024, an immaterial long-lived intangible asset impairment for the year ended December 31, 2023 and no long-lived intangible asset impairment for the year ended December 31, 2022.
See Note 8 (Goodwill and intangible assets, net) for further information.
Debt
Debt is recorded at the proceeds received by the Company, net of debt issuance costs. Debt is subsequently stated at amortized cost. Debt issuance costs are amortized to interest expense over the term of the debt. Debt issuance discounts and premiums are also amortized to interest expense using the effective interest rate method over the term of the debt.
See Note 10 (Debt) for further information.
Leases
The Company determines if an arrangement is or contains a lease at contract inception and recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date in accordance with ASC Topic 842, Leases. The lease liability is measured at the present value of future lease payments as of the lease commencement date. The ROU asset recognized is based on the lease liability adjusted for prepaid and deferred rent, initial direct costs and any unamortized lease incentives.
Leases are evaluated and classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: (1) the lease transfers ownership of the asset by the end of the lease term; (2) the lease contains an option to purchase the asset that is reasonably certain to be exercised; (3) the lease term is for a major part of the remaining useful life of the asset; (4) the underlying asset is of such a specialized nature that is expected to have no alternative use to the lessor at the end of the lease term; or (5) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any one of the above criteria.
The subsequent measurement of finance leases is accounted for at amortized cost using the effective-interest method. The subsequent measurement of operating leases is accounted for using a single lease cost, resulting in straight-line lease expense recognition. Leases with an initial term of twelve months or less are not recorded on the combined balance sheets but are instead expensed on a straight-line basis over the lease term. Variable lease payments are expensed as incurred.
For leases that do not specify the implicit discount rate, the Company uses its incremental borrowing rate, which is equal to the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. Leases may include renewal options that could extend the lease term for a specified period of time. As of the commencement date of each lease, management determines if the Company is reasonably certain to exercise these options and adjusts the lease term accordingly.
Operating lease expense is recognized on a straight-line basis over the lease term and is included within Cost of revenues and Selling, general and administrative expenses on the combined statements of operations. Finance lease amortization is included within Cost of revenues and Selling, general and administrative expenses on the combined

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Notes to Combined Financial Statements
statements of operations, and interest expense is included within Interest expense, net on the combined statements of operations. The assets and liabilities relating to operating leases are included within Operating lease right-of-use assets, Operating lease liabilities and Noncurrent operating lease liabilities on the combined balance sheets.
The estimated useful lives of the related leased assets are the lesser of the lease term or the following:

Land	Indefinite
Rail fleet equipment	25 years
Machinery and equipment	10 to 30 years
Buildings and installations	20 to 35 years
Furniture and fixtures	3 to 10 years
Land fleet equipment	3 to 15 years

The Company has elected to separate non-lease components for all classes of underlying assets, such as payments made for maintenance and other service charges, from the lease component and accounts for such components in Cost of revenues and Selling, general and administrative expenses on a cost incurred basis.
See Note 11 (Leases) for further information.
Asset retirement obligations
The Company recognizes asset retirement obligations (“AROs”) primarily related to its mining, cement and aggregates plant operations. AROs are legal obligations associated with the retirement of long-lived assets resulting from the acquisition, construction, development or normal use of the underlying assets, such as legal obligations for land reclamation. The Company estimates its ARO liabilities for final reclamation and closure of operations based upon detailed calculations of the amount and timing of the future cash spending to perform the required work. Spending estimates are escalated for inflation and then discounted at the credit-adjusted, risk-free rate. The Company recognizes AROs at the estimated fair value in the period incurred, and accretion of the liability is recorded within Cost of revenues on the combined statements of operations. The associated asset retirement costs are capitalized and depreciated as part of the carrying amount over the estimated useful life of the underlying long-lived asset. As changes in estimates occur (such as mine plan revisions, changes in estimated costs, or changes in timing of the performance of reclamation activities), the revisions to the obligation and asset are recognized at the appropriate credit-adjusted, risk-free rate. The Company recognizes a gain or loss on settlement of an ARO if the ARO is settled for an amount other than the carrying amount of the liability.
See Note 12 (Asset retirement obligations) for further information.
Income taxes
The Company’s income tax provision was prepared using the separate return method. The separate return method applies the concepts of ASC Topic 740, Income Taxes, to the standalone financial statements of each member of the combined group as if the group members were separate taxpayers. The calculation of the Company’s income taxes using the separate return method requires judgment and use of both estimates and allocations. Furthermore, current obligations for taxes that may arise under the separate return method where the Company’s operations were included in tax returns with the activities of Parent are deemed settled with Parent as a component of Net parent investment for purposes of these combined financial statements. As a result, the income taxes of the Company as presented in these combined financial statements may not be indicative of the income taxes that the Company will generate in the future.
The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The Company also recognizes deferred tax assets for net operating losses and tax credit carryforwards. Deferred tax assets are assessed for realizability and, where it is more likely than not that a tax benefit will not be realized, a valuation allowance is recorded to reduce the deferred tax asset to an amount that will, more likely than not, be realized in the future. Deferred tax assets and liabilities are measured using enacted tax rates applicable in the years

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Notes to Combined Financial Statements
in which they are expected to be recovered or settled. The effect of a change in tax law on deferred tax assets and liabilities is recognized in the provision for income taxes in the period that includes the enactment date. The Company releases tax effects from Accumulated other comprehensive loss when the underlying items affect earnings.
The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company determines if the weight of available evidence indicates that it is more likely than not that a tax position will be sustained on tax audit, assuming that all issues are audited and resolution of any related appeals or litigation processes are concluded. The tax benefit is then measured as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The reserves for uncertain tax positions are adjusted as facts and circumstances change, such as upon closing of a tax audit, expiration of statutes of limitation on potential assessments or refinement of an estimate. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such a determination is made. The provisions for income taxes include the impact of reserves for uncertain tax positions, along with the related interest and penalties.
See Note 13 (Income taxes) for further information.
Pension and other postretirement benefits
The Company sponsors defined benefit pension plans, other postretirement benefit plans and defined contribution plans in which only employees, retirees and former employees of the Company participate. The Company’s employees also participate in certain union-sponsored multiemployer pension plans to which the Company contributes along with other employers.
Defined benefit pension plans sponsored by the Company
The Company uses professionally qualified independent actuaries to value its defined benefit pension plan obligations on an annual basis. The liabilities and costs of pension benefits are determined using the projected unit credit method. The Company recognizes the funded status of its defined benefit pension plans and other postretirement benefit plans (the difference between the fair value of plan assets and the benefit obligation) as an asset or liability on the combined balance sheets.
Actuarial gains and losses are recognized as a component of Other comprehensive income (loss), net of tax. Amounts recognized in Accumulated other comprehensive loss on the combined balance sheets are reclassified to Net income on the combined statements of operations in a systematic manner over the average remaining service period of participants and the amount amortized is determined using a corridor approach. The pension and other postretirement benefit obligations are measured as the present value of estimated future cash flows using discount rates that are determined by reference to the interest rates on high quality corporate bonds, with the currency and terms of the corporate bonds consistent with the currency and estimated terms of the pension and other postretirement benefit obligations.
The cost for pension and other postretirement benefit plans charged to the combined statements of operations consists of service cost, net interest expense, expected return on plan assets, amortization of actuarial gains and losses and curtailment and settlement gains and losses. The Company presents the service cost component of Net periodic pension benefit cost within Cost of revenues and Selling, general and administrative expenses on the combined statements of operations. The other components of Net periodic pension benefit cost are reported within Other non-operating income (expense), net and Interest expense, net on the Combined Statements of Operations.
Defined contribution plans sponsored by the Company
In addition to the defined benefit pension plans and other postretirement benefit plans described above, the Company sponsors defined contribution plans. The Company’s contributions to defined contribution plans are charged to Cost of revenues and Selling, general and administrative expenses on the combined statements of operations in the period to which the contributions relate.

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Notes to Combined Financial Statements
Union-sponsored multiemployer pension plans
The Company participates in and contributes to 18 union-sponsored multiemployer pension plans for U.S. employees, 16 union-sponsored multiemployer pension plans for Canadian employees and 17 union-sponsored registered retirement savings plan for Canadian employees, all of which are currently open plans. The Company’s contributions to union-sponsored multiemployer pension plans are charged to Cost of revenues on the combined statements of operations in the period to which the contributions relate.
See Note 15 (Pension and other postretirement benefits) for further information.
Noncontrolling interests
Noncontrolling interests represent the portion of the equity of a subsidiary of the Company that is not attributable either directly or indirectly to the Company. Noncontrolling interests are presented separately on the combined statements of operations and are presented within equity on the combined balance sheets, but distinguished from the Company’s equity as represented by Total Equity attributable to the Company on the combined balance sheets. Acquisitions of noncontrolling interests are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognized as a result of such transactions. Noncontrolling interests are measured initially at fair value.
Foreign currency transactions and translation
These combined financial statements are presented in U.S. dollars, which is the reporting currency of the Company. A portion of the Company’s revenues are in currencies other than its reporting currency due to the Company’s operations in Canada. As such, the Company has exposure to adverse changes in the U.S. dollar / Canadian dollar exchange rate.
Transactions in foreign currencies are recorded at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at the rate of exchange in effect at the balance sheet date. Non-monetary items are measured at historical rates. The impact of realized and unrealized gains and losses arising from foreign currencies is included in Interest expense, net and was immaterial in all of the periods presented.
Operating results and cash flows from subsidiaries whose functional currency is not the U.S. dollar have been translated into U.S. dollars at average exchange rates for the relevant periods, and the related balance sheets of such subsidiaries have been translated into U.S. dollars at the rates of exchange in effect at the balance sheet date. The Company releases any related cumulative foreign currency translation adjustment into Net income on the combined statements of operations only if the sale or transfer results in the complete or substantially complete liquidation or sale of the foreign entity. Adjustments arising on translation of the operating results and net assets of these subsidiaries and equity method investments are recognized as a component of Accumulated other comprehensive loss and Noncontrolling interests on the combined balance sheets.
Cash and cash equivalents
Cash and cash equivalents comprise short-term, highly liquid investments with original maturities of three months or less at the time of purchase. From time to time, the Company invests in money market funds and time deposits and includes the interest income generated from these investments within Interest expense, net on the combined statements of operations. Interest income generated from these investments was $21 million, $10 million and $2 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, the balance of money market funds was $280 million. There were no money market fund deposits as of December 31, 2023. As of December 31, 2024 and 2023, the balances for time deposits were $840 million and $582 million, respectively. The fair value of the Company’s money market funds and time deposits approximate carrying value due to their short-term maturities.

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Notes to Combined Financial Statements
Historically, a majority of the Company’s subsidiaries participate in a cash pooling arrangement under Parent’s centralized treasury function where cash is swept from subsidiary accounts, including the Company’s accounts, on a daily basis. The Company’s residual cash pooling balances as of the end of each reporting period are recorded within Related-party notes receivable.
See Note 18 (Related party) for more information.
Financial instruments
The Company mainly uses various derivative financial instruments in order to reduce its exposure to changes in commodity prices. Parent, through its centralized treasury function, has historically entered into swaps and options with external counterparties to manage its exposure to commodity risks. The Company has historically entered into internal contracts with Parent. As of December 31, 2024, these contracts primarily have a maximum remaining maturity of 12 months. The Company’s derivatives are not subject to master netting arrangements that allow for the offset of assets and liabilities.
The Company enters into derivatives to manage cash flow exposures. Cash flow exposures relate to the variability of future cash flows associated with recognized assets or liabilities or forecasted transactions. When a derivative is executed and hedge accounting is appropriate, it is designated as either a fair value hedge, a cash flow hedge or a net investment hedge. When hedge accounting is appropriate, the Company’s derivatives are designated as cash flow hedges. Whether designated as hedges for accounting purposes or not, all derivatives are linked to an appropriate underlying exposure. On an ongoing basis, the Company assesses the effectiveness of all derivatives designated as hedges for accounting purposes to determine if they continue to be highly effective in offsetting changes in fair values or cash flows of the underlying hedged items. If it is determined that a hedge is not highly effective, then hedge accounting will be discontinued prospectively.
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The Company’s derivatives are primarily classified as Level 2 (as defined below). The fair values of the Company’s derivatives are not material. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. Derivative assets, which are related-party in nature, are included within Other current assets and Other noncurrent assets, and derivative liabilities, which are related-party in nature, are included within Other current liabilities and Other noncurrent liabilities on the combined balance sheets. Derivatives recognized in the combined balance sheets at December 31 are as follows:

(In millions)	2024	2023
Cash Flow Hedges
Other current assets	$1	$3
Other noncurrent assets	—	2
Other current liabilities	7	12
Other noncurrent liabilities	3	14

Changes in fair value of derivatives that are designated as cash flow hedges are deferred in Accumulated other comprehensive loss on the combined balance sheets and are reclassified to Net income on the combined statements of operations as the underlying hedged transaction affects Net income. Reclassification to Net income may take place in the period during which the hedged transaction occurs or if it becomes probable that the forecasted transaction will not occur. Provided the hedge remains highly effective, any ineffectiveness is deferred in Accumulated other comprehensive loss on the combined balance sheets and is reclassified to Net income on the combined statements of operations as the underlying hedged transaction affects Net income.
Environmental remediation costs
The Company records accruals for environmental remediation liabilities within Other noncurrent liabilities on the combined balance sheets in the period in which it is probable that a liability has been incurred and the appropriate amounts can be estimated reasonably. Such accruals are adjusted as further information is discovered or circumstances change. Generally, these costs are not discounted to their present value. See Note 17 (Commitments and contingencies) for further information.

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Notes to Combined Financial Statements
Fair value measurements
Fair value accounting is applied for all financial assets and liabilities that are reported at fair value on these combined financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820, Fair Value Measurement, establishes a defined framework to disclose the fair value of assets and liabilities on both the date of their initial measurement as well as all subsequent periods. The framework prioritizes the inputs used to measure fair value by the lowest level of input that is available and significant to the fair value measurement.
The Company classifies and discloses assets and liabilities carried at fair value in one of the following three categories:
•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•
Level 3: Unobservable inputs for which market data are not available and that are developed using the best information available about the assumptions that market participants would use when pricing the asset or liability.

Considerable judgment may be required in interpreting market data used to develop the estimates of fair value.
The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
The fair value measurements of assets acquired and liabilities assumed are measured on a nonrecurring basis on the acquisition date using income, market or cost valuation techniques based on inputs that are not observable in the market and therefore represent Level 3 inputs. Such inputs may include the projection of cash flows, the estimated discount rate that reflects the level of risk associated with receiving future cash flows, comparable market transactions or replacement costs or reproduction costs. Intangible assets are often valued using inputs primarily for the income approach using the excess earnings method or relief from royalty method. The significant inputs used in estimating fair value include revenue projections of the business, including profitability, attrition rates and the estimated discount rate that reflects the level of risk associated with receiving future cash flows.
See Note 15 (Pension and other postretirement benefits) for further information about the fair value of the Company’s defined benefit pension plan assets and other postretirement benefit plan assets. See Note 10 (Debt) for further information about the fair value of the Company’s third-party long-term debt. See Note 4 (Acquisitions) for further information about the fair value of the Company’s acquired assets and liabilities.
The carrying values of the Company’s current assets and current liabilities approximate their fair values because of the short-term nature of these balances.
Warranties
As outlined above within the revenue recognition policy, the Company offers extended warranty contracts on sales of certain products within the Building Envelope segment. Costs under extended warranty contracts are expensed as incurred and recorded within Cost of revenues. The Company evaluates extended warranty contracts on a contract duration basis and recognizes losses on defined pools of extended warranty contracts when the expected costs for a given pool of contracts exceed related unearned revenue. Total expected costs of providing extended product warranty services are actuarially determined using standard quantitative measures based on historical claims experience and management judgment.
In addition to extended warranties, the Company also provides standard warranties on many of its products within the Building Envelope segment. Standard warranty terms range from one year to limited lifetime coverage.

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Notes to Combined Financial Statements
The Company estimates its future warranty costs based on historical trends and product sales. From time to time, the Company may also increase or decrease preexisting warranty accruals for updated estimates of the costs necessary to settle specific product liability claims. These updates are recorded during the period in which (a) the circumstances giving rise to the specific product liability claims become known and (b) the costs to satisfactorily address the situation are both probable and estimable. See Note 17 (Commitments and contingencies) for further information.
Advertising Costs
Advertising and promotion costs are expensed as incurred. Advertising and promotion expenses were $25 million, $15 million and $10 million for the years ended December 31, 2024, 2023 and 2022, respectively, and are recorded within Selling, general, and administrative expenses on the combined statements of operations.
New accounting standards
Recently adopted accounting pronouncements
In October 2021, the FASB issued Accounting Standards Update (“ASU”) 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. ASU 2021-08 requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC Topic 606, Revenue from Contracts with Customers. Prior to the issuance of ASU 2021-08, contract assets and contract liabilities were recognized by the acquirer at fair value on the acquisition date. The amendments in ASU 2021-08 are effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2022, and should be applied prospectively to acquisitions occurring on or after the effective date. Early adoption is permitted. The adoption of ASU 2021-08 did not have a material effect on these combined financial statements.
In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). ASU 2023-07 updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the CODM and included within each reported measure of a segment’s profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 was effective for fiscal years beginning after December 15, 2023 and will be effective for interim periods within fiscal years beginning after December 15, 2024. The Company adopted this standard for its fiscal year ending on December 31, 2024, and applied the standard retrospectively to all prior periods presented in these combined financial statements. See Note 14 (Segment information) for the disclosure related impacts of adopting this standard.
Recently issued accounting pronouncements not yet adopted
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. ASU 2023-09 is effective on a prospective basis for annual periods beginning after December 15, 2024. The Company is currently evaluating the provisions of ASU 2023-09 and expects to adopt the standard for the year ending December 31, 2025.
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard is intended to require more detailed disclosures about specified categories of expenses (including employee compensation, depreciation and amortization) included in certain expense captions presented on the face of the combined statements of operations. The amendments are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments should be applied either prospectively to financial statements issued for reporting periods after the effective date of ASU 2024-03 or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the new standard to determine the impact ASU 2024-03 may have on its financial statements and related disclosures, and expects to make additional disclosures upon adoption.

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Notes to Combined Financial Statements
Note 3. Revenue
The Company primarily earns revenue from the sale of Building Materials products and Building Envelope products. Revenue is disaggregated by product line, which the Company believes best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Revenue is also classified according to the geographic region to which products are sold.
The following table disaggregates revenues by product line for each of the Company’s reportable segments:

	For the years ended December 31,
(In millions)	2024	2023	2022
Building Materials
Cement	$4,481	$4,561	$4,027
Aggregates and other construction materials	4,446	4,671	4,276
Interproduct revenues	(598)	(668)	(579)
Building Envelope	3,375	3,113	3,002
Total Revenue	$11,704	$11,677	$10,726

The following table disaggregates the Company’s revenues by geographic region based on customer location:

	For the years ended December 31,
(In millions)	2024	2023	2022
Central	$3,806	$3,592	$3,285
South	3,165	3,291	2,936
Great Lakes	2,632	2,591	2,346
Northeast	1,939	1,964	1,985
Pacific	1,260	1,303	1,099
Eliminations and other(1)	(1,098)	(1,064)	(925)
Total Revenue	$11,704	$11,677	$10,726

(1)	Other includes revenues from the Company’s trading operations.
Contract assets include estimated earnings in excess of billings on uncompleted construction contracts. Contract assets were $30 million, $24 million and $23 million as of December 31, 2024, 2023 and 2022, respectively, and are included within Prepaid expenses and other current assets on the combined balance sheets.
Contract liabilities
Contract liabilities relate to payments received in advance of performance under a contract, primarily related to extended service warranties in the Building Envelope segment. Contract liabilities are recognized as revenue as (or when) the Company performs under the contract. The following table includes a summary of the change in contract liabilities:

(In millions)	2024	2023
Balance as of January 1	$316	$296
Revenue recognized	(46)	(28)
Revenue deferred	138	48
Balance as of December 31	$408	$316

The Company’s remaining performance obligations represent the transaction price allocated to performance obligations that are unsatisfied or partially satisfied, consisting of deferred revenue. As of December 31, 2024, the Company’s remaining performance obligations were $408 million. The Company expects to recognize $67 million of the deferred revenue during the year ending December 31, 2025 and the remaining $341 million thereafter.

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Notes to Combined Financial Statements
Note 4. Acquisitions
The Company strategically acquires companies in order to increase its footprint and offer products that diversify its existing offerings. Acquisitions are accounted for as business combinations using the acquisition method in accordance with ASC Topic 805, Business Combinations. The results of acquired businesses have been included in these combined financial statements beginning on the acquisition date.
2024 Acquisitions
On July 3, 2024, the Company completed the acquisition of King William Sand & Gravel (“KWSG”) for $21 million, net of cash acquired. KWSG is a sand and gravel deposit in the Central Virginia area and is included within the Building Materials segment. The acquisition of KWSG is not material to these combined financial statements.
On November 12, 2024, the Company acquired OX Engineered Products (“OX”), a leader in advanced wall insulation and sheathing solutions with manufacturing facilities in the Midwest and Southeast of the United States, for total cash consideration of $228 million, net of cash acquired. OX is included within the Building Envelope segment. The purchase price allocation reflects preliminary fair value estimates, including preliminary work performed by third-party valuation specialists, which are subject to change within the measurement period as the Company finalizes the purchase price allocation and fair value estimates. The preliminary purchase price allocation resulted in goodwill of $98 million, amortizable intangible assets of $87 million primarily related to customer relationships, property, plant and equipment, net of $39 million, inventories of $15 million, deferred tax liabilities of $7 million and remaining net tangible liabilities of $5 million. The intangible assets acquired have an estimated weighted-average useful life of 15 years.
The fair value of customer relationships is determined using the excess earnings method, which relies on various assumptions such as revenue growth rates, customer attrition rates and discount rates. The goodwill is attributable to the favorable presence of synergies, industrial know-how, assembled workforce and economies of scale expected from the acquisition. The goodwill recognized is largely deductible for income tax purposes. Pro forma financial information reflecting the effects of the acquisitions for the year ended December 31, 2024 is not presented, as none of these business combinations, individually or in the aggregate, are material to the Company’s results of operations for this period.
2023 Acquisitions
The Company completed five acquisitions in the year ended December 31, 2023 for total cash consideration of $1,607 million, net of cash acquired. Transaction fees and related costs incurred in connection with these acquisitions were $16 million for the year ended December 31, 2023 and have been included within Selling, general and administrative expenses on the combined statements of operations.
On March 31, 2023, the Company acquired all of the outstanding ownership interests in Duro-Last, LLC, Critical Point, LLC, Oscoda Plastics, LLC, Plastatech Engineering Limited, LLC, Anvil Paints & Coatings, LLC and Tip-Top Screw Manufacturing, LLC (collectively, “Duro-Last”), a manufacturer of polyvinyl chloride roofing systems, for cash consideration of $1,303 million, net of cash acquired. As of December 31, 2023, the purchase price allocation was completed with no material refinements.
The fair value of the acquired receivables substantially equals the gross contractual amount to be collected. The fair value of customer relationships is determined using the excess earnings method, which relies on various assumptions such as revenue growth rates, customer attrition rates and discount rates. The goodwill arising from the acquisition amounts to $729 million. The goodwill is attributable to the favorable presence of synergies, industrial know-how, assembled workforce and economies of scale expected from the acquisition. The goodwill recognized is largely deductible for income tax purposes.
Duro-Last contributed $362 million of revenues and $39 million of net income for the period from April 1, 2023 to December 31, 2023.

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Notes to Combined Financial Statements
In addition to Duro-Last, the Company acquired the following businesses during the year ended December 31, 2023:
•	Pioneer Landscape Centers, sand and aggregates quarries in the United States (January 2023)
•	Tezak Heavy Equipment, an aggregates producer in the United States (March 2023)
•	Westridge Quarries, an aggregates producer in Canada (April 2023)
•	Solhydroc Inc., a concrete producer in Canada (August 2023)
The operating results of Duro-Last are reported in the Building Envelope segment. The operating results of the other businesses acquired during the year ended December 31, 2023 are reported in the Building Materials segment. Pro forma financial information reflecting the effects of the acquisitions for the year ended December 31, 2023 is not presented, as none of these business combinations, individually or in the aggregate, are material to the Company’s results of operations for this period.
The fair value of identifiable assets acquired, liabilities assumed and consideration related to these acquisitions were as follows:

(In millions)	Duro-Last	Others	Total 2023 Acquisitions
Cash consideration	$1,313	$304	$1,617
Total consideration	$1,313	$304	$1,617
Total Assets and Liabilities Acquired
Cash and cash equivalents	$10	$—	$10
Accounts receivable	64	10	74
Inventories	52	15	67
Property, plant and equipment	70	146	216
Operating lease right-of-use assets	4	—	4
Intangible assets	484	110	594
Other assets	26	1	27
Accounts payable	(21)	(2)	(23)
Operating lease liabilities	(4)	—	(4)
Deferred income tax liabilities, net	(41)	(37)	(78)
Other liabilities	(60)	(22)	(82)
Total identifiable net assets at fair value	584	221	805
Goodwill	729	83	812
Total consideration	$1,313	$304	$1,617
Acquisitions of businesses, net of cash acquired
Cash consideration	$1,313	$304	$1,617
Less: cash and cash equivalents acquired	(10)	—	(10)
Total outflow in the combined statements of cash flows	$1,303	$304	$1,607

The purchase price allocated to identifiable intangible assets was as follows:

(In millions)	Duro-Last	Others	Total 2023 Acquisitions	Weighted- Average Life (in years)
Customer relationships	$372	$—	$372	16
Trade names and trademarks	71	—	71	25
Developed technology	41	—	41	20
Others	—	110	110	—
Total identified intangible assets	$484	$110	$594

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Notes to Combined Financial Statements
2022 Acquisitions
The Company completed nine acquisitions in the year ended December 31, 2022 for total cash consideration of $2,033 million, net of cash acquired. Transaction fees and related costs incurred in connection with these acquisitions were $25 million for the year ended December 31, 2022 and have been included within Selling, general and administrative expenses on the combined statements of operations.
On February 28, 2022, the Company acquired all of the outstanding shares of Herbert Malarkey Roofing Company (“Malarkey”), a provider of residential roofing solutions, for cash consideration of $1,341 million, net of cash acquired. As of December 31, 2022, the purchase price allocation was completed with no material refinements.
The fair value of the acquired receivables substantially equals the gross contractual amount to be collected. The goodwill arising from the Malarkey acquisition amounts to $1,040 million. The goodwill is attributable to the favorable presence of synergies, industrial know-how, assembled workforce and economies of scale expected from the acquisition. The goodwill recognized is not deductible for income tax purposes.
In addition to Malarkey, the Company acquired the following businesses during the year ended December 31, 2022:
•	Cajun Ready Mix Concrete, a ready-mix concrete supplier in the Baton Rouge, Louisiana metropolitan area (May 2022)
•	The Aggregate and Asphalt business segments of Mathers Group in Canada (June 2022)
•	SES Foam LLC, a spray foam insulation company in the United States (July 2022)
•	Basic Construction Company, a sand and gravel operation in the United States (August 2022)
•	The Polymers Sealants North America division of Illinois Tool Works, a leader in coating, adhesive and sealant solutions (October 2022)
•	CM Rubber Technologies, a rubber recycling operation in the United States (November 2022)
•	J-2 Contracting Co., an aggregates processor in the United States (December 2022)
•	Sumas Shale Ltd, an aggregate materials producer in Canada (December 2022)
Malarkey contributed $413 million of revenue and $35 million of net income for the period from March 1, 2022 to December 31, 2022. The operating results of Malarkey, SES Foam LLC and the Polymers Sealants North America division of Illinois Tool Works are reported in the Building Envelope segment. The operating results of the other businesses acquired during the year ended December 31, 2022 are reported in the Building Materials segment.
The fair value of identifiable assets acquired, liabilities assumed and consideration related to these acquisitions were as follows:

(In millions)	Malarkey	Others	Total 2022 Acquisitions
Cash consideration	$1,425	$694	$2,119
Deferred consideration	—	4	4
Total consideration	$1,425	$698	$2,123
Total Assets and Liabilities Acquired
Cash and cash equivalents	$84	$2	$86
Accounts receivable	40	48	88
Inventories	50	35	85
Property, plant and equipment	122	120	242
Operating lease right-of-use assets	17	7	24
Intangible assets	210	217	427
Other assets	9	4	13
Accounts payable	(18)	(24)	(42)

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Notes to Combined Financial Statements

(In millions)	Malarkey	Others	Total 2022 Acquisitions
Operating lease liabilities	(17)	(7)	(24)
Deferred income tax liabilities, net	(50)	(2)	(52)
Other liabilities	(62)	(12)	(74)
Total identifiable net assets at fair value	385	388	773
Goodwill	1,040	310	1,350
Total consideration	$1,425	$698	$2,123
Acquisitions of businesses, net of cash acquired
Cash consideration	$1,425	$694	$2,119
Less: cash and cash equivalents acquired	(84)	(2)	(86)
Total outflow in the combined statements of cash flows	$1,341	$692	$2,033

The purchase price allocated to identifiable intangible assets acquired was as follows:

(In millions)	Malarkey	Others	Total 2022 Acquisitions	Weighted- Average Life (in years)
Customer relationships	$73	$112	$185	12
Trade names and trademarks	50	6	56	25
Developed technology	87	27	114	9
Others	—	72	72	—
Total identified intangible assets	$210	$217	$427

Pro Forma Financial Information
The following table provides unaudited pro forma financial information, prepared in accordance with ASC Topic 805, Business Combinations, as if Duro-Last had been acquired as of January 1, 2022:

(In millions)	Year ended December 31, 2022
Revenues	$11,282
Net income	$1,126

This pro forma financial information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred if Duro-Last had been acquired as of January 1, 2022, nor is it indicative of any future results. The pro forma adjustments include charges directly attributable to the acquisition, deferred revenue timing adjustments, and depreciation, depletion, amortization, accretion and cost of revenues expense adjustments related to the mark up to fair value of acquired assets. The pro forma adjustments include an adjustment to eliminate nonrecurring transaction costs of $14 million for the year ended December 31, 2022. This pro forma financial information does not reflect any cost savings, operating efficiencies or synergies as a result of this combination.
Note 5. Accounts receivable, net
Accounts receivable, net were as follows:

	As of December 31,
(In millions)	2024	2023
Trade receivables	$1,023	$1,215
Less: allowance for credit losses	(51)	(49)
Other current receivables	39	47
Accounts receivable, net	$1,011	$1,213

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Notes to Combined Financial Statements
The changes in the allowance for credit losses were as follows:

(In millions)	2024	2023	2022
Balance at beginning of year	$49	$31	$25
Charge-offs	(2)	(3)	(6)
Provisions for credit losses	6	14	—
Foreign currency translation and other	(2)	7	12
Balance at end of year	$51	$49	$31

Note 6. Inventories
Inventories were as follows:

	As of December 31,
(In millions)	2024	2023
Raw materials, parts and supplies	$542	$519
Semi-finished and finished goods	910	788
Total Inventories	$1,452	$1,307

Note 7. Property, plant and equipment, net
Property, plant and equipment, net was as follows:

	As of December 31,
(In millions)	2024	2023
Land and mineral reserves	$3,361	$3,430
Buildings and installations	2,948	2,885
Machines, furniture, vehicles and tools	9,001	8,797
Construction in progress	439	522
Finance lease right-of-use assets	334	308
Total property, plant and equipment	16,083	15,942
Less: accumulated depreciation, depletion and impairment	(8,549)	(8,322)
Property, plant and equipment, net	$7,534	$7,620

Depreciation and depletion expense for the years ended December 31, 2024, 2023 and 2022 was $736 million, $689 million and $683 million, respectively. Depreciation expense is recorded within Cost of revenues and Selling, general and administrative expenses on the combined statements of operations and depletion expense is recorded within Cost of revenues on the combined statements of operations.
During the years ended December 31, 2024 and 2023, the Company recorded impairment charges of $2 million and $15 million, respectively, related to assets no longer in service. During the year ended December 31, 2022, the Company recorded impairment charges of $57 million due to obsolescence and replacement of assets no longer in service. Asset impairments are included in Loss on impairments on the combined statements of operations.
During the year ended December 31, 2024, the Company recorded gains on disposals of long-lived assets of $71 million, including a gain of $31 million within the Building Materials segment related to a land expropriation transaction. The Company recorded gains on disposals of long-lived assets of $32 million and $36 million for the years ended December 31, 2023 and 2022, respectively.

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Notes to Combined Financial Statements
Note 8. Goodwill and intangible assets, net
The changes in the carrying amount of goodwill by segment were as follows:

(In millions)	Building Materials	Building Envelope	Total
Balance as of January 1, 2023	$4,923	$3,192	$8,115
Acquisitions	76	736	812
Foreign currency translation adjustment	43	—	43
Balance as of December 31, 2023	5,042	3,928	8,970
Acquisitions	5	98	103
Foreign currency translation adjustment	(156)	—	(156)
Balance as of December 31, 2024	$4,891	$4,026	$8,917

For the years ended December 31, 2024, 2023 and 2022, the Company elected to perform the qualitative goodwill impairment assessment for certain reporting units. Due to the recency of acquisitions within the Building Envelope segment, the Company elected to bypass the optional qualitative goodwill impairment assessment allowed by ASC Topic 350, Intangibles – Goodwill and Other, and performed a quantitative impairment test for the reporting units for each year ended December 31, 2024, 2023 and 2022. Based upon the results of the qualitative and quantitative assessments, the Company concluded that the fair values of each of its reporting units were greater than their carrying values.
There have been no historical goodwill impairment losses recognized by the Company.
Intangible assets, net was as follows:

	As of December 31, 2024
(In millions)	Gross carrying amount	Accumulated amortization	Total intangible assets, net
Customer relationships	$1,626	$(311)	$1,315
Mining rights	252	(51)	201
Developed technology	177	(45)	132
Software	81	(75)	6
Trade names and trademarks	230	(76)	154
Other intangible assets	103	(79)	24
Intangible assets	$2,469	$(637)	$1,832

	As of December 31, 2023
(In millions)	Gross carrying amount	Accumulated amortization	Total intangible assets, net
Customer relationships	$1,574	$(212)	$1,362
Mining rights	258	(47)	211
Developed technology	161	(28)	133
Software	80	(75)	5
Trade names and trademarks	211	(66)	145
Other intangible assets	106	(78)	28
Intangible assets	$2,390	$(506)	$1,884

Amortization of long-lived intangible assets was $139 million, $162 million and $105 million for the years ended December 31, 2024, 2023 and 2022, respectively, and is included within Cost of revenues and Selling, general and administrative expenses on the combined statements of operations. The Company does not have any indefinite-lived intangible assets other than goodwill.

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Notes to Combined Financial Statements
The estimated future amortization of long-lived intangible assets is as follows:

(In millions)
2025	$143
2026	141
2027	139
2028	136
2029	122
Thereafter	1,151
Total	$1,832

Note 9. Additional financial information
Other current liabilities consisted of the following:

	As of December 31,
(In millions)	2024	2023
Finance lease liabilities	$65	$51
Income tax payable	196	119
Employee-related liabilities other than pension	231	229
Short-term provisions	57	44
Contract liabilities	67	48
Asset retirement obligations	27	39
Pension liabilities	23	44
Accrued purchases of property, plant and equipment	72	81
Other(1)	155	176
Total Other current liabilities	$893	$831

(1)	Other current liabilities primarily consist of property taxes and sales taxes.
Other noncurrent liabilities consisted of the following:

	As of December 31,
(In millions)	2024	2023
Liabilities for unrecognized tax benefits	$167	$186
Finance lease liabilities	312	228
Asset retirement obligations	242	245
Pension liabilities	235	259
Contract liabilities	341	268
Environmental remediation liabilities	54	64
Other(1)	170	176
Total Other noncurrent liabilities	$1,521	$1,426

(1)
Other noncurrent liabilities primarily consist of insurance claims reserves, employee-related liabilities other than pensions, contingent liabilities arising from business combinations, standard warranty reserves and long-term related-party derivative liabilities.

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Notes to Combined Financial Statements
Note 10. Debt
Third-party debt consisted of the following:

	Effective interest rate as of December 31,	Balance as of December 31,
(In millions, except for percentage data)	2024	2024	2023
3.50% Unsecured Notes due 2016–2026	3.59%	$400	$400
4.75% Unsecured Notes due 2016–2046	5.02%	590	590
Other		8	6
Total principal		998	996
Unamortized discounts and debt issuance costs		(13)	(14)
Total long-term debt		985	982
Less: current portion of long-term debt		(5)	(6)
Long-term debt		$980	$976

The Company’s long-term debt is not measured at fair value on the combined balance sheets and the fair value is being provided for disclosure purposes only. The fair value of the Company’s long-term debt as of December 31, 2024 was $894 million, which is comprised of the fair value of unsecured notes of $891 million and other long-term and short-term debt of $3 million. The fair value of the unsecured notes is based on listed market prices and was categorized as Level 1 in the fair value hierarchy. The fair value of the Company’s other long-term debt approximates carrying value. The fair value of the Company’s long-term debt was as follows:

(In millions)	As of December 31, 2024
Carrying amount	$980
Fair value	$894

The Company recognized interest expense related to third-party debt of $43 million, $49 million and $63 million for the years ended December 31, 2024, 2023 and 2022, respectively. Debt issuance costs amortized to Interest expense, net on the combined statements of operations were $1 million for each of the years ended December 31, 2024, 2023 and 2022, respectively.
Unsecured notes
On September 22, 2016, Holcim Finance US LLC, a subsidiary of the Company, issued unsecured notes in two series, each of which is guaranteed by Parent. The first series had a principal amount of $400 million with interest of 3.50% and a maturity date of September 22, 2026. The second series had a principal amount of $600 million with interest of 4.75% and a maturity date of September 22, 2046. $10 million of the second series was repaid in 2020, leaving a remaining principal amount of $590 million.
On November 15, 2018, Holcim Finance US LLC issued senior notes in three series, each of which was guaranteed by Parent. The first series had a principal amount of $52 million with interest of 4.92% and a maturity date of November 15, 2027. The second series had a principal amount of $106 million with interest of 5.03% and a maturity date of November 15, 2030. The third series had a principal amount of $180 million with interest of 4.79% and a maturity date of November 15, 2025. All three series of senior notes were fully repaid on October 28, 2022.

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Notes to Combined Financial Statements
Industrial revenue bonds
Holcim (US) Inc., a subsidiary of the Company, previously issued three series of industrial revenue bonds with an aggregate principal amount of $85 million and maturity dates ranging from 2032 to 2034. The rates for the bonds are determined on a weekly basis by a remarketing agent as the minimum rate required for the bonds to be priced at par. The weekly rates were closely correlated with the Securities Industry and Financial Markets Association index (benchmark rate for short-term tax-exempt securities). All three series of industrial revenue bonds were fully repaid in the year ended December 31, 2023.
Bank credit
On July 16, 2019, the Company entered into an agreement for a $250 million term loan bearing interest based upon the Secured Overnight Financing Rate plus an applicable margin and maturing on December 17, 2022. This agreement was guaranteed by Parent. In 2020, the maturity date of the term loan was amended from 2022 to 2024. The term loan was fully repaid in 2023.
In October 2018, the Company entered into commercial paper agreements with various banks. There were no outstanding balances as of December 31, 2024 and 2023.
The Company has $60 million available in short-term lines of credit expiring December 31, 2025, payable on demand. During 2024, 2023 and 2022, the Company drew down from these credit lines, all of which were repaid within one business day. There were no outstanding balances as of December 31, 2024 and 2023.
The Company has 40 million Canadian dollars available in short-term lines of credit, payable on demand. There were no outstanding balances against these lines of credit as of December 31, 2024 and 2023.
The total principal payments for third-party debt, including current maturities for the five years subsequent to December 31, 2024, and thereafter, are as follows:

(In millions)
2025	$5
2026	403
2027	—
2028	—
2029	—
Thereafter	590
Total	$998

As of December 31, 2024 and 2023, the Company had unutilized non-trade standby letters of credit of $213 million and $194 million, respectively.
The Company also has intercompany debt arrangements with Parent. See Note 18 (Related party) for additional detail.
Note 11. Leases
Lease accounting
The Company has significant operating and finance leases, including buildings and installations, land, machinery and equipment, furniture and fixtures, land fleet equipment, and rail fleet equipment located within the United States and Canada.
Combined balance sheet information related to leases was as follows:

	As of December 31,
(In millions)	2024	2023
Operating lease right-of-use assets, net	$547	$450
Finance lease right-of-use assets, net	312	254
Total lease assets, net	$859	$704

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Notes to Combined Financial Statements

	As of December 31,
(In millions)	2024	2023
Current portion of operating lease liabilities	$149	$137
Current portion of finance lease liabilities	65	51
Noncurrent portion of operating lease liabilities	386	336
Noncurrent portion of finance lease liabilities	312	228
Total lease liabilities	$912	$752

Finance lease right-of-use assets, net are included as a component of Property, plant and equipment, net on the combined balance sheets. The current portion of finance lease liabilities are included within Other current liabilities on the combined balance sheets, and the noncurrent portion of finance lease liabilities are included within Other noncurrent liabilities on the combined balance sheets.
The maturity analysis for the lease liabilities arising from the Company’s leasing activities as of December 31, 2024 was as follows:

(In millions)	Operating Leases	Finance Leases
2025	$177	$79
2026	109	111
2027	88	83
2028	65	54
2029	47	25
Thereafter	192	78
Total minimum lease payments	$678	$430
Less: lease payments representing interest	(143)	(53)
Present value of future minimum lease payments	535	377
Less: Current portion of lease liabilities	(149)	(65)
Noncurrent portion of lease liabilities	$386	$312

The following table summarizes the components of lease expense recorded in the combined statements of operations:

	For the years ended December 31,
(In millions)	2024	2023	2022
Operating lease expense	$159	$153	$136
Finance lease expense
Amortization of leased assets	86	66	58
Interest on lease liabilities	16	11	7
Short term lease cost	56	59	46
Variable lease cost	3	5	36
Total lease expense	$320	$294	$283

Lease terms and discount rates were as follows:

	As of December 31,
	2024	2023
Weighted-average remaining lease terms (years)
Operating leases	8	6
Finance leases	5	5
Weighted-average discount rate (%)
Operating leases	5.00%	4.46%
Finance leases	5.43%	4.74%

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Notes to Combined Financial Statements
Note 12. Asset retirement obligations
Asset retirement obligation costs related to accretion of the Company’s liabilities and depreciation of the related assets were as follows:

	For the years ended December 31,
(In millions)	2024	2023	2022
Accretion	$14	$14	$12
Depreciation	20	10	17
Total costs	$34	$24	$29

As of December 31, 2024 and 2023, the current portion of the Company’s liability for asset retirement obligations, which is included within Other current liabilities on the combined balance sheets, was $27 million and $39 million, respectively, and the noncurrent portion of the Company’s liability for asset retirement obligations, which is included in Other noncurrent liabilities on the combined balance sheets was $242 million and $245 million, respectively. The following is a reconciliation of asset retirement obligations:

(In millions)	2024	2023
Asset retirement obligations, beginning of year	$284	$243
Accretion expense	14	14
Liabilities incurred and acquired	4	8
Liabilities settled	(24)	(21)
Revisions	(5)	38
Foreign currency translation adjustment	(4)	2
Asset retirement obligations, end of year	$269	$284

Note 13. Income taxes
Income tax provision
The Company’s income tax provision was prepared using the separate return method as if the Company were a separate group of companies under common ownership. The components of Income before income tax expense and income from equity method investments are as follows:

	For the years ended December 31,
(In millions)	2024	2023	2022
U.S.	$941	$773	$957
Non-U.S.	687	530	503
Total income before income tax expense and income from equity method investments	$1,628	$1,303	$1,460

The provision for income taxes consists of the following:

	For the years ended December 31,
(In millions)	2024	2023	2022
Current:
U.S. – Federal	$183	$182	$178
U.S. – State	65	55	37
Non-U.S.	155	113	85
Total current tax expense	403	350	300
Deferred:
U.S. – Federal	(57)	(8)	30
U.S. – State	(4)	3	14
Non-U.S.	26	16	22
Total deferred tax (benefit) expense	(35)	11	66
Total income tax expense	$368	$361	$366

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Notes to Combined Financial Statements
For purposes of the effective tax rate reconciliation, the Company uses the U.S. statutory income tax rate of 21%. A reconciliation of the statutory U.S. federal tax rate and the Company’s effective tax rate is as follows:

	For the years ended December 31,
(In millions, except for percentage data)	2024	2023	2022
Tax expense at U.S. statutory rate	$342	$274	$306
State tax, net of federal tax benefit	46	47	40
Permanently disallowed deductions	7	5	4
Tax rate differentials	(14)	(6)	(12)
Uncertain tax positions	15	33	25
Prior year accrual adjustment	(24)	21	15
Withholding tax / minimum taxes	28	3	3
Depletion adjustment	(19)	(17)	(14)
Other	(13)	1	(1)
Total income tax expense	$368	$361	$366
Effective income tax rate	22.6%	27.8%	25.1%

The Company’s effective income tax rate for the year ended December 31, 2024 varied from the statutory rate due to the Company’s jurisdictional mix of earnings, minimum taxes and changes in uncertain tax positions, partially offset by return to provision adjustments and permanent differences. The Company’s effective income tax rate for the years ended December 31, 2023 and 2022 varied from the statutory tax rate due to the Company’s jurisdictional mix of earnings, return to provision adjustments and changes in uncertain tax positions, partially offset by permanent differences.
Deferred income tax liabilities, net
The components of Deferred income tax liabilities, net were as follows:

	As of December 31,
(In millions)	2024	2023(1)
Deferred tax assets:
Deferred expenses and defined benefit pension plan obligations	$291	$241
Lease liabilities	138	122
Site restoration	61	64
Net operating loss	22	25
Other	78	70
Total deferred tax assets	590	522
Less: valuation allowances	(13)	(12)
Total deferred tax assets after valuation allowances	$577	510
Deferred tax liabilities:
Cost depletion	$(107)	$(103)
Property, plant and equipment	(1,009)	(1,054)
Intangible and other long-lived assets	(260)	(208)
Leased right-of-use assets	(137)	(114)
Total deferred tax liabilities	(1,513)	(1,479)
Total net deferred tax liabilities	$(936)	$(969)
Reported as:
Deferred tax liabilities	$(936)	$(998)
Other noncurrent assets	—	29
Deferred tax liabilities, net	$(936)	$(969)

(1)	Certain prior period amounts have been reclassified to conform to current year presentation.

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Notes to Combined Financial Statements
The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The Company also recognizes deferred tax assets for net operating losses and tax credit carryforwards. Deferred tax assets are assessed for realizability and, where it is more likely than not that a tax benefit will not be realized, a valuation allowance is recorded to reduce the deferred tax asset to an amount that will, more likely than not, be realized in the future. Judgment is applied in assessing the realizability of these deferred tax assets and the need for any valuation allowances. In determining the amount of deferred tax assets that are more likely than not to be realized, the Company’s management considers all positive and negative evidence, including the Company’s historical results and forecasts of future taxable income by jurisdiction, as well as the expected timing of the reversals of existing temporary differences and tax planning strategies.
As of December 31, 2024 and 2023, the Company had $227 million and $273 million, respectively, of net operating loss carryforwards, of which approximately $181 million and $230 million, respectively, related to U.S. state net operating loss carryforwards. The net operating loss carryforwards have various expiration dates from 2036 to an indefinite carryforward period.
The net change in the total valuation allowance for the years ended December 31, 2024 and 2023 was $1 million and less than $1 million, respectively. The valuation allowance relates primarily to certain net operating loss carryforwards for which the Company has concluded it is more likely than not that a tax benefit will not be realized in the ordinary course of operations.
Tax uncertainties
A reconciliation of the changes in the gross amount of unrecognized tax benefits is as follows:

(In millions)	2024	2023	2022
Balance at beginning of year	$161	$128	$103
Increase related to current period tax positions	15	27	29
Increase related to prior period tax positions	10	8	1
Decrease related to settlements with taxing authorities	—	—	—
Decrease related to prior period tax positions	(12)	—	—
Decreases from lapse in statutes of limitations	(7)	(2)	(5)
Balance at end of year	$167	$161	$128

As of December 31, 2024, the Company had $167 million of unrecognized tax benefits and accrued interest and penalties, which would favorably impact the Company’s future tax rates in the event that the tax benefits are eventually recognized. For the years ended December 31, 2024, 2023 and 2022, the gross amount of unrecognized tax benefits, less accrued liabilities for interest and penalties of $42 million, $32 million and $22 million, respectively, are $125 million, $129 million and $106 million, respectively. The unrecognized tax benefits and accrued interest are included within Other noncurrent liabilities. See Note 9 (Additional financial information) for further information. The Company recorded interest and penalties related to uncertain tax positions in the provision for income taxes of $10 million, $10 million and $3 million for the years ended December 31, 2024, 2023 and 2022, respectively, which are primarily presented within the increases related to current and prior period tax positions. Interest and penalties are recorded as a component of the provision for income taxes on the combined statements of operations.
The calculation of the Company’s tax liabilities involves interpretation of complex tax laws and regulations in the United States, Canada and Switzerland. The Company is subject to ongoing tax examinations in these jurisdictions. The Company regularly assesses the likelihood of the outcomes resulting from these ongoing tax examinations as part of the assessment of uncertain tax positions. The specific timing of when the resolution of each tax position will be reached is uncertain. Tax controversies with applicable taxing authorities are open for tax years as early as 2011. As of December 31, 2024, the Company does not believe that there are any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

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Notes to Combined Financial Statements
No deferred tax provision has been recorded on approximately $10 billion of cumulative unremitted earnings of the Company’s U.S. and Canadian subsidiaries as of December 31, 2024, since the Company plans to reinvest these earnings indefinitely. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.
Income Taxes Payable
Income taxes payable are included within other current liabilities. See Note 9 (Additional financial information) for further information. Additionally, there are $10 million of income taxes receivable included within Other noncurrent assets.
OECD Pillar Two
Effective January 1, 2024, the Company is subject to the 15% minimum tax rate provisions of the OECD Pillar Two framework enacted into law in both Switzerland and Canada, jurisdictions in which the Company operates. Estimated Pillar Two top-up taxes of $24 million have been included in the calculation of the Company’s total income tax expense for the year ended December 31, 2024.
Note 14. Segment information
The Company is organized into two reportable segments — Building Materials and Building Envelope — that are aligned with the products and services it provides and based upon the information used by the CODM in evaluating the performance of the business and allocating resources and capital. The Building Materials segment offers a range of branded solutions delivering high-quality products for a wide range of applications. These include cement and aggregates, as well as a variety of downstream products and solutions such as ready-mix concrete, asphalt and other construction materials. The Building Envelope segment offers advanced roofing and wall systems, including single-ply membranes, insulation, shingles, sheathing, waterproofing and protective coatings, along with adhesives, tapes and sealants that are critical to the application of roofing and wall systems.
The Company determines its operating segments based on the discrete financial information that is regularly evaluated by its CODM, the Parent’s CEO, in deciding how to allocate resources and in assessing performance. Beginning in the fourth quarter of 2024, as the Company continued to prepare for the Spin-Off, the CODM re-evaluated how to allocate resources and review business performance. As a result, the measure of segment performance was changed from Segment EBIT to Segment Adjusted EBITDA. All periods have been recast to conform with the revised presentation. Segment Adjusted EBITDA excludes the impact of unallocated corporate costs, Depreciation, depletion, accretion and amortization, Loss on impairments, Interest expense, net, Other non-operating income (expense), net and certain other items, such as costs related to acquisitions, certain litigation costs, restructuring costs, charges associated with non-core sites, certain warranty charges related to a pre-acquisition manufacturing issue as disclosed in Note 17 (Commitments and contingencies) and transaction costs related to the Spin-Off. For both segments, the CODM uses Segment Adjusted EBITDA in the financial planning and resource allocation process. The CODM considers Segment Adjusted EBITDA on a monthly basis to evaluate the performance of each segment and make decisions about allocating resources to each segment. The accounting policies applicable to each segment are consistent with those used on these combined financial statements.
The key performance indicators for the Company’s reportable segments are presented in the following table. Certain totals presented below may not agree with the line items on the combined statements of operations primarily due to (a) depreciation, depletion, accretion and amortization and (b) unallocated corporate costs.

	For the years ended December 31,
(In millions)	2024	2023	2022
Revenues:
Building Materials	$8,329	$8,564	$7,724
Building Envelope	3,375	3,113	3,002
Total revenues	$11,704	$11,677	$10,726

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Notes to Combined Financial Statements

	For the years ended December 31,
(In millions)	2024	2023	2022
Cost of revenues:
Building Materials	$5,470	$5,956	$5,411
Building Envelope	2,265	2,112	2,093
Total cost of revenues	$7,735	$8,068	$7,504
Other segment expenses(1):
Building Materials	$307	$294	$264
Building Envelope	340	316	247
Total other segment expenses	$647	$610	$511
Segment Adjusted EBITDA:
Building Materials	$2,552	$2,314	$2,049
Building Envelope	770	685	662
Total Segment Adjusted EBITDA	$3,322	$2,999	$2,711
Reconciling items:
Corporate / eliminations:
Unallocated corporate costs	$(141)	$(155)	$(112)
Depreciation, depletion, accretion and amortization	(889)	(851)	(788)
Loss on impairments	(2)	(15)	(57)
Other(2)	(95)	(90)	(55)
Interest income	35	15	4
Interest expense	(547)	(564)	(252)
Other non-operating income (expense), net(3)	(55)	(36)	9
Total reconciling items	$(1,694)	$(1,696)	$(1,251)
Income before income tax expense and income from equity method investments	$1,628	$1,303	$1,460

(1)	Other segment expenses consist of selling, general and administrative expenses and gains on disposals of long-lived assets.
(2)
Other primarily consists of costs related to acquisitions, certain litigation costs, restructuring costs, charges associated with non-core sites, certain warranty charges related to a pre-acquisition manufacturing issue as disclosed in Note 17 (Commitments and contingencies) and transaction costs related to the Spin-Off.

(3)
Other non-operating income (expense), net includes settlement losses recognized for the years ended December 31, 2024 and 2023, respectively, from terminating the Canadian defined benefit pension plan and U.S. defined benefit pension plan. See Note 15 (Pension and other postretirement benefits).

The Company’s capital expenditures by segment were as follows:

	For the years ended December 31,
(In millions)	2024	2023	2022
Capital expenditures(1):
Building Materials	$565	$555	$415
Building Envelope	77	75	73
Total capital expenditures	$642	$630	$488

(1)	Capital expenditures for the years ended December 31, 2024, 2023 and 2022 exclude non-cash transactions for capital expenditure-related accounts payable.

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Notes to Combined Financial Statements
The Company’s assets by segment were as follows:

	As of December 31,
(In millions)	2024	2023
Segment assets(1):
Building Materials	$14,306	$14,592
Building Envelope	6,987	6,852
Total segment assets	21,293	21,444
Other assets	2,512	1,603
Total assets as reported in the combined balance sheets	$23,805	$23,047

(1)	Segment assets are comprised of Accounts receivable, net, Inventories, Property, plant, and equipment, net, Goodwill, Intangible assets, net and Operating lease right-of-use assets, net.
Geographic Information
Revenues by geographic area, attributed to countries based on the invoicing legal entity, were as follows:

	For the years ended December 31,
(In millions)	2024	2023	2022
Revenues:
United States	$9,026	$8,986	$8,218
Canada	2,678	2,691	2,508
Total revenues	$11,704	$11,677	$10,726

Long-lived assets by geographic area were as follows:

	As of December 31,
(In millions)	2024	2023
Long-lived assets by geographical area(1):
United States	$5,467	$5,375
Canada	2,067	2,245
Total long-lived assets by geographical area	$7,534	$7,620

(1)	Long-lived assets, which represents Property, plant and equipment, net, is comprised of land & mineral reserves, buildings & installations, machines, furniture, vehicles and tools.
Information about major customers
The Company’s operations are primarily conducted in the United States and Canada, and its customers are primarily contractors, builders, infrastructure developers, transportation authorities and the residential market. The Company operates in several niche markets in which a large portion of its revenues are attributable to a few large distributors. However, no individual customer represents more than 10% of the Company’s revenues and there are no material dependencies or concentrations of individual customers that require disclosure.
Note 15. Pension and other postretirement benefits
The Company sponsors defined benefit pension plans, other postretirement benefit plans and defined contribution plans in which only employees, retirees and former employees of the Company participate. The Company’s employees also participate in certain union-sponsored multiemployer pension plans to which the Company contributes to along with other employers.

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Notes to Combined Financial Statements
The majority of the defined benefit pension plans are closed to new entrants and frozen to future accruals. Buy-in contracts were secured from an insurance company to reimburse various U.S. and Canadian defined benefit pension plans for the covered portion of benefits when disbursed by the plans. Consequently, there is no net ongoing cash flow to the plans for the covered portion of benefits, as the buy-in contracts fund the cost of providing the benefits.
The Company decided to terminate its main Canadian defined benefit pension plan on February 28, 2023. The Company completed a partial settlement in the third quarter of 2024 through $99 million of lump sum payments to plan participants. Full settlement of the Company’s main Canadian defined benefit pension plan occurred effective October 3, 2024 following a conversion of the buy-in contracts to buy-out contracts in conjunction with the plan termination. All liabilities related to the Company’s main Canadian defined benefit pension plan were transferred to the insurer and a settlement loss of $61 million was recognized within Other non-operating (expense) income, net on the combined statement of operations for the year ended December 31, 2024.
The Company also terminated its main U.S. defined benefit pension plan as of May 31, 2023, and effective November 13, 2023, the buy-in contracts were converted to buy-out contracts in conjunction with the plan termination. All liabilities related to the Company’s main U.S. defined benefit pension plan were transferred to the insurer, which is recognized as a settlement loss of $33 million was recognized within Other non-operating (expense) income, net on the combined statement of operations for the year ended December 31, 2023.
Defined benefit pension plans
The following table summarizes, with respect to defined benefit pension plans, the benefit obligation, fair value of plan assets, funded status, amounts recognized on the combined balance sheets and weighted-average assumptions used to determine benefit obligations:

	As of December 31,
	Defined Benefit Pension Plans
	2024		2023
(In millions, except for percentage data)	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in benefit obligation:
Benefit obligation, beginning of year	$82	$747	$735	$672
Service cost	—	2	—	2
Interest cost	4	33	38	33
Actuarial (gains) and losses	—	8	(53)	90
Benefits paid	(7)	(44)	(55)	(47)
Settlements	—	(496)	(583)	—
Curtailment (gains) and losses	—	—	—	(19)
Foreign currency rate changes	—	(35)	—	16
Benefit obligation, end of year	$79	$215	$82	$747
Change in fair value of plan assets:
Fair value of plan assets, beginning of year	$—	$669	$650	$628
Actual return on plan assets	—	39	(22)	63
Employer contributions	7	37	10	11
Benefits paid	(7)	(44)	(55)	(47)
Settlements	—	(496)	(583)	—
Foreign currency rate changes	—	(30)	—	14
Fair value of plan assets, end of year	—	175	—	669
Funded status	$(79)	$(40)	$(82)	$(78)
Amounts recognized on the combined balance sheets:
Noncurrent assets	$—	$20	$—	$13
Current liabilities	(7)	(4)	(6)	(26)
Noncurrent liabilities	(72)	(56)	(76)	(65)
Funded status at end of year	$(79)	$(40)	$(82)	$(78)

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Notes to Combined Financial Statements

	As of December 31,
	Defined Benefit Pension Plans
	2024		2023
(In millions, except for percentage data)	U.S.	Non-U.S.	U.S.	Non-U.S.
Amounts recognized in Accumulated other comprehensive loss:
Net actuarial (gain) loss	$(17)	$8	$(17)	$72
Total	$(17)	$8	$(17)	$72
Weighted-average assumptions used to determine benefit obligations:
Discount rate	5.5%	4.7%	4.8%	4.6%
Rate of compensation increase	N/A	2.5%	N/A	2.5%
Interest crediting rate	3.0%	N/A	3.0%	N/A

The following table summarizes, with respect to defined benefit pension plans, the components of Net periodic pension benefit cost, amounts recognized in Other comprehensive income (loss) and weighted-average assumptions used to determine Net periodic pension benefit cost:

	For the years ended December 31,
	Defined Benefit Pension Plans
	U.S.			Non-U.S.
(In millions, except for percentage data)	2024	2023	2022	2024	2023	2022
Components of Net periodic pension benefit cost:
Service cost	$—	$—	$—	$2	$2	$4
Interest cost	4	38	29	33	33	27
Expected return on assets	—	(34)	(32)	(31)	(32)	(28)
Amortization of actuarial (gain) loss	(1)	—	—	—	—	1
Settlement (gain) loss	—	33	—	61	—	—
Net periodic pension benefit cost	$3	$37	$(3)	$65	$3	$4
Changes in plan assets and benefit obligations recognized in Other comprehensive (income) loss:
Net actuarial (gain) loss	$(1)	$3	$8	$—	$40	$(33)
Amortization of actuarial (gain) loss	1	(33)	—	(61)	—	(1)
Foreign currency rate changes	—	—	—	(3)	1	(3)
Total recognized in Other comprehensive (income) loss	$—	$(30)	$8	$(64)	$41	$(37)
Total recognized in Net periodic pension benefit cost and Other comprehensive (income) loss	$3	$7	$5	$1	$44	$(33)
Weighted-average assumptions used to determine Net periodic pension benefit cost:
Discount rate	4.8%	5.9%	2.9%	4.6%	5.0%	2.9%
Rate of compensation increase	N/A	N/A	N/A	2.5%	2.5%	2.5%
Expected long-term rate of return on plan assets	N/A	5.9%	3.5%	4.9%	5.2%	3.3%
Interest crediting rate	3.0%	3.0%	3.0%	N/A	N/A	N/A

The defined benefit pension plans for which the accumulated benefit obligation or projected benefit obligation exceeds the fair value of the respective plan assets were as follows:

	As of December 31,
	2024		2023
(In millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
Defined benefit pension plans with projected benefit obligations in excess of plan assets:
Projected benefit obligation	$79	$60	$82	$582
Fair value of plan assets	$—	$—	$—	$491

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Notes to Combined Financial Statements

	As of December 31,
	2024		2023
(In millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
Defined benefit pension plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligation	$79	$60	$82	$582
Fair value of plan assets	$—	$—	$—	$491

Other postretirement benefit plans
The following table summarizes, with respect to other postretirement benefit plans, the benefit obligation, fair value of plan assets, funded status, amounts recognized on the combined balance sheets and weighted-average assumptions used to determine benefit obligations:

	As of December 31,
	Other Postretirement Benefit Plans
	2024		2023
(In millions, except for percentage data)	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in benefit obligation:
Benefit obligation, beginning of year	$55	$75	$62	$63
Service cost	—	1	—	1
Interest cost	2	3	3	3
Actuarial (gains) and losses	(2)	—	(3)	10
Benefits paid	(6)	(5)	(7)	(4)
Foreign currency rate changes	—	(4)	—	2
Benefit obligation, end of year	$49	$70	$55	$75
Change in fair value of plan assets:
Fair value of plan assets, beginning of year	$—	$—	$—	$—
Employer contributions	6	5	7	4
Benefits paid	(6)	(5)	(7)	(4)
Fair value of plan assets, end of year	—	—	—	—
Funded status	$(49)	$(70)	$(55)	$(75)
Amounts recognized on the combined balance sheets:
Current liabilities	(8)	(4)	(8)	(4)
Noncurrent liabilities	(41)	(66)	(47)	(71)
Funded status at end of year	$(49)	$(70)	$(55)	$(75)
Amounts recognized in Accumulated other comprehensive loss:
Net actuarial (gain) loss	$(22)	$(16)	$(22)	$(18)
Total	$(22)	$(16)	$(22)	$(18)
Weighted-average assumptions used to determine benefit obligations:
Discount rate	5.4%	4.7%	4.8%	4.7%
Rate of compensation increase	N/A	2.5%	N/A	2.5%

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Notes to Combined Financial Statements
The following table summarizes, with respect to other postretirement benefit plans, the components of Net periodic pension benefit cost, amounts recognized in Other comprehensive income (loss), and weighted-average assumptions used to determine Net periodic pension benefit cost:

	For the years ended December 31,
	Other Postretirement Benefit Plans
	U.S.			Non-U.S.
(In millions, except for percentage data)	2024	2023	2022	2024	2023	2022
Components of Net periodic pension benefit cost:
Service cost	$—	$—	$—	$1	$1	$1
Interest cost	2	3	2	3	3	3
Amortization of actuarial (gain) loss	(2)	(2)	—	(1)	(2)	—
Net periodic pension benefit cost	$—	$1	$2	$3	$2	$4
Changes in plan assets and benefit obligations recognized in Other comprehensive (income) loss:
Net actuarial (gain) loss	$(2)	$(3)	$(14)	$—	$10	$(21)
Amortization of actuarial (gain) loss	2	2	—	1	2	—
Foreign currency rate changes	—	—	—	1	—	—
Total recognized in Other comprehensive (income) loss	$—	$(1)	$(14)	$2	$12	$(21)
Total recognized in Net periodic pension benefit cost and Other comprehensive (income) loss	$—	$—	$(12)	$5	$14	$(17)
Weighted-average assumptions used to determine Net periodic pension benefit cost:
Discount rate	4.8%	4.9%	2.4%	4.7%	5.2%	3.0%
Rate of compensation increase	N/A	N/A	N/A	2.5%	2.5%	2.5%

The assumed healthcare cost trend rates were as follows:

	As of December 31,
	U.S. Plans			Non-U.S. Plans
	2024	2023	2022	2024	2023	2022
Healthcare cost trend rate assumed for next year	7.9%	7.2%	6.4%	5.0%	4.6%	4.4%
Rate to which the cost trend rate gradually declines	4.5%	4.5%	4.5%	4.0%	4.0%	4.0%
Year the rate reaches the ultimate rate	2033	2031	2030	2040	2040	2040

The other postretirement benefit plans for which the accumulated postretirement benefit obligation exceeds the fair value of plan assets were as follows:

	As of December 31,
	2024		2023
(In millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
Other postretirement benefit plans with accumulated postretirement benefit obligations in excess of plan assets:
Accumulated postretirement benefit obligation	$49	$70	$55	$75

Plan assets
The assets of the Company’s defined benefit pension plans and other postretirement benefit plans are managed by fiduciary committees in the United States and Canada, with support from third party investment consultants, for the benefit of the plan members. Consideration is given to the financial needs and circumstances of the plans, the long-term nature of the benefit obligations and time horizon available for investment, and the nature of the plans cash flows and liabilities. The investment strategy is set at the plan level, typically to maintain a diversified portfolio of

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Notes to Combined Financial Statements
assets to reduce risk with the objective of minimizing volatility and meeting future obligations and long-term cash requirements as they become due. The investment policy for each plan specifies the investment objectives, responsibilities, asset allocation guidelines, and investment monitoring requirements.
The expected long-term rate of return on plan assets is developed based on a targeted asset allocation range, considering investment community forecasts and current market conditions to develop expected returns for each of the asset classes used by the plans. These expected returns are weighted to reflect the asset allocation of each plan.
The following is a description of the methods and assumptions used to estimate the fair value of the defined benefit pension plan and other postretirement benefit plan assets:
•	Cash and cash equivalents: Cash and all highly liquid securities with original maturities of three months or less are classified as Cash and cash equivalents. These assets are classified as Level 1.
•
Equity instruments: Individual securities that are valued at the closing price or last trade reported on the major market on which they are traded are classified as Level 1. Commingled funds that are publicly traded are valued based upon market quotes and are classified as Level 1. Non-publicly traded funds that require one or more significant unobservable inputs reflecting assumptions that market participants would be expected to use in pricing the assets are classified as Level 3.

•
Debt instruments: Debt instruments are valued based on prices derived from observable inputs and are classified as Level 2. Level 2 investments may also include commingled funds that have a readily determinable fair value based on observable prices of the underlying securities.

•
Insurance contracts: Buy-in annuity contracts are valued based on the estimated surrender value of the contracts, which are classified as Level 3 of the fair value hierarchy. The fair values of the insurance contracts are determined by the insurance company’s valuation models and represent the value the Company would receive upon surrender of these policies as of the measurement date.

The Company’s target allocation ranges by asset class were as follows:

Defined Benefit Pension Plans 2024 Target allocation ranges Non-U.S. Plans(1)
Cash and cash equivalents	0-10%
Equity instruments	31-42%
Debt instruments	51-72%

(1)	There are no target asset allocations for the United States as the U.S. defined benefit pension plans have no assets as of December 31, 2024.
The Company’s asset allocations by asset class were as follows:

	Defined Benefit Pension Plans Fair Values As of December 31, 2024
	Non-U.S. Plans
(In millions)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$2	$—	$—	$2
Equity instruments	26	—	2	28
Debt instruments	—	52	—	52
Insurance contracts	—	—	93	93
Total	$28	$52	$95	$175

There were no other postretirement benefit plan assets as of December 31, 2024.

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Notes to Combined Financial Statements
The Company’s asset allocations by asset class were as follows:

	Defined Benefit Pension Plans Fair Values As of December 31, 2023
	Non-U.S. Plans
(In millions)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$63	$—	$—	$63
Equity instruments	30	—	26	56
Debt instruments	—	82	—	82
Insurance contracts	—	—	468	468
Total	$93	$82	$494	$669

There were no other postretirement benefit plan assets as of December 31, 2023.
The reconciliation for Level 3 pension plan assets by asset class were as follows:

	For the year ended December 31, 2024
	Non-U.S. Plans
(In millions)	Beginning balance	Actual return on plan assets, relating to assets still held at reporting date	Purchases, sales and settlements	Change due to exchange rate changes	Ending balance
Equity instruments	$26	$—	$(24)	$—	$2
Insurance contracts	468	23	(378)	(20)	93
Total	$494	$23	$(402)	$(20)	$95

	For the year ended December 31, 2023
	U.S. Plans
(In millions)	Beginning balance	Actual return on plan assets, relating to assets still held at reporting date	Purchases, sales and settlements	Ending balance
Insurance contracts	$639	$(24)	$(615)	$—
Total	$639	$(24)	$(615)	$—

	For the year ended December 31, 2023
	Non-U.S. Plans
(In millions)	Beginning balance	Actual return on plan assets, relating to assets still held at reporting date	Purchases, sales and settlements	Change due to exchange rate changes	Ending balance
Equity instruments	$27	$(1)	$—	$—	$26
Insurance contracts	446	44	(32)	10	468
Total	$473	$43	$(32)	$10	$494

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Notes to Combined Financial Statements
Expected future benefit payments
The following table presents the expected future benefit payments to be made over the next 10 years:

	Defined Benefit Pension Plans		Other Postretirement Benefit Plans
(In millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
2025	$7	$14	$8	$4
2026	7	14	7	4
2027	7	14	7	4
2028	7	14	4	4
2029	7	14	4	4
2030-2034	30	67	16	21

The Company expects that it will contribute $7 million to the U.S. defined benefit pension plans, $7 million to the non-U.S. defined benefit pension plans, $8 million to the U.S. other postretirement benefit plans and $4 million to the non-U.S. other postretirement benefit plans during the year ending December 31, 2025.
Defined contribution plans
In addition to the defined benefit pension plans and other postretirement benefit plans, the Company sponsors various defined contribution plans for U.S. and Canadian employees. Expense recognized associated with the defined contribution plans totaled $78 million, $70 million, and $66 million for the years ended December 31, 2024, 2023 and 2022, respectively, and is included within Cost of revenues and Selling, general and administrative expenses on the combined statements of operations.
Union-sponsored multiemployer pension plans
The Company participates in and contributes to various union-sponsored multiemployer pension plans for U.S. and Canadian employees. The risks of participating in multiemployer pension plans differ from single employer plans as follows:
•	Assets contributed to a multiemployer pension plan by one employer may be used to provide benefits to employees of other participating employers;
•	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and
•
If the Company chooses to stop participating in one or more of the multiemployer pension plans to which it contributes, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

None of the union-sponsored multiemployer pension plans in which the Company participates are individually significant. Total contributions to union-sponsored multiemployer pension plans were $35 million, $35 million and $33 million during the years ended December 31, 2024, 2023 and 2022, respectively.

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Notes to Combined Financial Statements
Note 16. Accumulated other comprehensive loss
The changes in the balances for each component of Accumulated other comprehensive loss, net of tax, were as follows:

(In millions)	Foreign Currency Translation Adjustment	Net Change in Fair Value of Effective Portion of Cash Flow Hedges	Actuarial Gains (Losses) and Prior Service Credits (Costs) for Defined Benefit Pension Plans and Other Postretirement Benefit Plans	Total
Balance as of January 1, 2022	$(132)	$8	$(44)	$(168)
Other comprehensive income (loss) before reclassifications	(250)	(6)	51	(205)
Amounts reclassified from Accumulated other comprehensive loss to Net income	—	1	—	1
Net current-period Other comprehensive income (loss)	(250)	(5)	51	(204)
Other comprehensive loss attributable to noncontrolling interests	—	—	—	—
Balance as of December 31, 2022	$(382)	$3	$7	$(372)
Other comprehensive income (loss) before reclassifications	92	17	(44)	65
Amounts reclassified from Accumulated other comprehensive loss to Net income	—	(36)	26	(10)
Net current-period Other comprehensive income (loss)	92	(19)	(18)	55
Other comprehensive loss attributable to noncontrolling interests	—	—	—	—
Balance as of December 31, 2023	$(290)	$(16)	$(11)	$(317)
Other comprehensive income (loss) before reclassifications	(344)	28	2	(314)
Amounts reclassified from Accumulated other comprehensive loss to Net income	—	(19)	44	25
Net current-period Other comprehensive income (loss)	(344)	9	46	(289)
Other comprehensive loss attributable to noncontrolling interests	—	—	—	—
Balance as of December 31, 2024	$(634)	$(7)	$35	$(606)

The following amounts were reclassified from Accumulated other comprehensive loss to Net income:

	For the years ended December 31,
(In millions)	2024	2023	2022
Net change in fair value of effective portion of cash flow hedges
Cost of revenues	$(26)	$(48)	$1
Income tax (benefit) expense	7	12	—
Total	$(19)	$(36)	$1
Actuarial losses and prior service costs for defined benefit pension plans and other postretirement benefit plans
Other non-operating (income) expense, net	$58	$34	$—
Income tax (benefit) expense	(14)	(8)	—
Total	$44	$26	$—
Total amounts reclassified from Accumulated other comprehensive loss to Net income	$25	$(10)	$1

Amrize
Notes to Combined Financial Statements
Note 17. Commitments and contingencies
Commitments
In the ordinary course of business, the Company enters into purchase commitments for goods and services including various products and capital expenditures for property, plant and equipment. The Company had purchase commitments for capital expenditures of $129 million and other contractual commitments for products and intangibles of $687 million as of December 31, 2024.
Contingencies
In the ordinary course of conducting its business activities, the Company is involved in judicial, administrative and regulatory investigations and proceedings, as well as lawsuits and claims of various natures, involving both private parties and governmental authorities, relating to product liability, general and commercial liability, competition, environmental, employment, health and safety and other matters. These claims and proceedings include insured and uninsured matters that are brought on an individual, collective, representative and class-action basis.
The Company records a liability for those contingencies when the incurrence of a loss is probable and the amount can be reasonably estimated, and records legal fees as incurred. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Company does not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is probable or reasonably possible and which are material, the Company discloses the nature of the contingency and, where an estimate can reasonably be made, an estimate of the possible loss. Accruals are based on the best information available, but in certain situations, management is unable to estimate an amount or range of a reasonably possible loss, including, but not limited to, when: (1) the damages are indeterminate, (2) the proceedings are in the early stages, (3) numerous parties are involved, or (4) the matter involves novel or unsettled legal theories.
The Company provides standard warranties on many of its products within the Building Envelope segment. The liability for standard warranty programs is included in Other current liabilities and Other noncurrent liabilities. The change in the standard warranty liability for the year ended December 31, 2024 and 2023 is as follows:

(In millions)	2024	2023
Balance as of January 1	$18	$5
Increase for warranties issued	16	16
Increase for pre-existing warranties	58	—
Additions from business acquisitions	—	12
Decrease for payments	(32)	(15)
Balance as of December 31	$60	$18

During the year ended December 31, 2024, the Company increased the standard pre-existing warranty accrual for the Building Envelope segment by $58 million, which was recorded in Cost of revenues on the combined statement of operations, notably attributed to a pre-acquisition manufacturing issue. While the paid loss experience related to this specific manufacturing issue started to present itself in late 2023, the paid loss experience was still relatively immature at December 31, 2023. The increase in the pre-existing accrual associated with the Company’s standard warranty program at December 31, 2024 was influenced by important factors such as the long-tail line of lifetime coverage, the continuation of high product liability claims costs and the accelerated processing of product liability claims.
Environmental matters
The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to, among other things, environmental matters (including climate change and greenhouse gas emissions), health and safety matters (including related to the use of hazardous materials) and other regulatory matters. Environmental operating permits, which are subject to modification, renewal and revocation, may be required for the

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Notes to Combined Financial Statements
Company’s operations. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses, and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s financial condition, results of operations or liquidity.
It is reasonably possible that our exposure will exceed amounts accrued. However, due to uncertainties about the status of laws, regulations, technology and information related to individual sites and lawsuits, such amounts are not reasonably estimable. The Company had accrued environmental remediation obligations of $64 million and $71 million for cleanup, restoration and ongoing maintenance and monitoring requirements as of December 31, 2024 and 2023, respectively, which are included in Other current liabilities and Other noncurrent liabilities on the combined balance sheets.
Off balance sheet arrangements
Periodically, the Company enters into off balance sheet commitments, including surety bonds and letters of credit, to fulfill certain obligations related to specific projects, insurance and site restoration. As of December 31, 2024 and 2023, the Company had outstanding commitments amounting to $809 million and $742 million, respectively. Historically, no material claims have been made against these financial instruments. The Company did not have any other off balance sheet arrangements as of December 31, 2024 and 2023.
Parent lease guarantee
The Company has a lease agreement with a third party for a plant in Salt Lake City, Utah with an estimated lease liability of $80 million that was guaranteed by Parent as of December 31, 2024.
Note 18. Related party
Related-party transactions
The Company and Parent have historically had intercompany activity, resulting in revenues and expenses for both parties. Transactions between the Company and other businesses of Parent are considered related-party transactions. Revenues for products and services provided to Parent by the Company were $75 million, $65 million and $95 million for the years ended December 31, 2024, 2023 and 2022, respectively. The costs incurred by the Company related to products and services purchased from Parent were $206 million, $274 million and $324 million for the years ended December 31, 2024, 2023 and 2022, respectively, and are contained within Cost of revenues on the combined statements of operations. The Company also generated revenues from its equity method investees of $15 million, $15 million and $14 million for the years ended December 31, 2024, 2023 and 2022, respectively.
Certain related-party transactions between the Company and Parent have been included in these combined financial statements. Trade receivables and payables, as well as non-trade receivables and payables, between the Company and Parent are cash settled and have been presented on the combined balance sheets as Due from related-party and Due to related-party, respectively. The net effect of the settlement of these intercompany transactions is reflected within Cash flows from operating activities on the combined statements of cash flows. As of December 31, 2024 and 2023, trade receivables from Parent were $21 million and $17 million, respectively, non-trade receivables from Parent were $37 million and $19 million, respectively, trade payables due to Parent were $8 million and $11 million, respectively, and non-trade payables due to Parent were $3 million and $4 million, respectively.
Allocation of corporate expenses
The combined statements of operations include expense allocations for certain corporate, infrastructure and other shared services provided by Parent on a centralized basis, including but not limited to accounting and financial reporting, treasury, tax, legal, human resources, information technology, insurance, employee benefits and other shared services that are either specifically identifiable or directly attributable to the Company. These expenses have been allocated to the Company on the basis of direct usage when specifically identifiable, with the remainder predominantly allocated on a pro rata basis using revenues. The Company’s management considers this allocation to

Amrize
Notes to Combined Financial Statements
be a reasonable reflection of the utilization of services provided or the benefit received by the Company during the periods presented. However, these expense allocations may not be indicative of the actual expenses that would have been incurred had the Company been a standalone company during the periods presented, and they may not reflect what the Company’s results of operations may be in the future.
All such amounts have been deemed to have been incurred and settled by the Company in the period in which the costs were recorded and are included within Net parent investment on the combined balance sheets.
Allocations for management costs and corporate support services provided to the Company were as follows:

	For the years ended December 31,
(In millions)	2024	2023	2022
Cost of revenues	$28	$27	$21
Selling, general and administrative expenses	108	120	97
Total	$136	$147	$118

Following the Spin-Off, certain services that Parent historically provided to the Company will continue to be provided to the Company by Parent on a transitional basis pursuant to a transition services agreement and certain other ancillary agreements between the Company and Parent. These services are primarily for information technology-related functions. At the end of the transitional periods specified in these agreements, the Company will need to perform these services using the Company’s own resources or hire third-party service providers to perform these services on the Company’s behalf.
Cash management and financing
Historically, a majority of the Company’s subsidiaries participate in Parent’s centralized cash management and financing function. While the Company maintains bank accounts in the name of its respective legal entities in order to conduct day-to-day business, cash is managed centrally as part of the overall treasury function and Parent oversees a cash pooling program whereby cash is swept from any subsidiary accounts, including the Company’s accounts, on a daily basis. This mechanism optimizes cash management and is used to ensure all of Parent’s businesses have the working capital needed to run their day-to-day activities.
Depending on the Company’s contributions and withdrawals to and from the cash pool, it can either be in a net lending or borrowing position. No maturity dates nor payment schedules are outlined in the agreements governing the cash pooling program and there is no periodic cash settlement as part of the cash pooling program. As of December 31, 2024 and 2023, the Company had outstanding receivables related to amounts provided to Parent’s centralized cash management and financing function of $532 million and $149 million, respectively, which are included in Related-party notes receivable on the combined balance sheets. For the years ended December 31, 2024, 2023 and 2022, the Company paid interest expense of $1 million, $9 million and $2 million, respectively, on borrowings from Parent’s centralized cash management and financing function, and received interest income of $15 million, $4 million and $2 million, respectively, on amounts contributed to the cash pooling program.
Related-party notes payable
The Company has short-term and long-term borrowing arrangements with Parent. These borrowings have been included in both current and noncurrent liabilities within Related-party notes payable on the combined balance sheets.
The borrowing arrangements with Parent are primarily for working capital needs and for financing certain acquisitions and have an aggregate principal balance of $7,647 million and $7,790 million as of December 31, 2024 and 2023, respectively, with varying maturities from 2025 to 2039 and stated rates varying from 3.39% to 7.41% as of December 31, 2024 and from 3.70% to 8.29% as of December 31, 2023. The weighted-average effective interest rate of the related-party notes payable was 5.45% and 5.95% as of December 31, 2024 and 2023, respectively. The Company recognized interest expense from related-party notes payable of $454 million, $460 million and $152 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, interest payable to Parent was $78 million and $81 million, respectively, related to related-party notes payable.

Amrize
Notes to Combined Financial Statements
The total principal payments of related-party debt, including current maturities for the five years subsequent to December 31, 2024, are as follows:

(In millions)
2025	$129
2026	105
2027	412
2028	545
2029	350
Thereafter	6,106
Total	$7,647

Note 19. Supplemental cash flow information
Cash expenditures were as follows:

	For the years ended December 31,
(In millions)	2024	2023	2022
Interest paid	$497	$504	$222
Income taxes paid	302	211	170
Operating cash flows used for operating leases	(159)	(161)	(144)
Operating cash flows used for finance leases	(16)	(11)	(7)
Financing cash flows used for finance leases	(82)	(55)	(48)

Non-cash investing and financing transactions were as follows:

	For the years ended December 31,
(In millions)	2024	2023	2022
Accrued purchases of property, plant and equipment	$72	$81	$85
Right-of-use assets obtained in exchange for new operating lease liabilities	244	166	175
Right-of-use assets obtained in exchange for new finance lease liabilities	150	89	36
Debt assumed in connection with a business combination	—	3	7

Note 20. Net parent investment
Net parent investment in the combined balance sheets and combined statements of equity represents Parent’s historical investment in the Company, the net effect of transactions with Parent and allocations from Parent, and the Company’s accumulated earnings. Net transfers to Parent are included within Net parent investment. The components of Net transfers to Parent on the combined statements of cash flows and the reconciliation to the corresponding amounts presented within the combined statements of equity, which includes certain non-cash elements, were as follows:

	For the years ended December 31,
(In millions)	2024	2023	2022
Net transfers to Parent as reflected on the combined statements of cash flows(1)	$(304)	$(20)	$(188)
Capital contribution of related-party note(2)	—	—	(3,500)
Other non-cash activities with Parent, net(3)	31	3	(11)
Net transfers to Parent as reflected on the combined statements of equity	$(273)	$(17)	$(3,699)

(1)	Net transfers to Parent as reflected on the combined statements of cash flows includes general financing activities and allocation of Parent’s corporate expenses.
(2)
Certain financing transactions, including the issuance of a $3,500 million related-party note payable during the year ended December 31, 2022 for the contribution of legal entities and related assets and liabilities within the carve-out perimeter from Parent at their historical carrying amounts through an internal reorganization transaction, are non-cash in nature and therefore have not been reflected in the combined statements of cash flows.

(3)	Other non-cash activities with Parent, net primarily consist of income taxes paid by Parent.

Amrize
Notes to Combined Financial Statements
Note 21. Equity method investments
The Company uses the equity method of accounting for its investments in entities over which the Company has the ability to exercise significant influence over operating and financial policies or exercise joint control with other investors but does not control and is not the primary beneficiary. Equity method investments are initially recognized at cost and are included within Other noncurrent assets on the combined balance sheets. The Company’s proportionate interest in the operating results of the entity is included within Income from equity method investments on the combined statements of operations.
Equity method investments consisted of the following:

	Ownership percentage	Balance as of December 31,		Share of income for the year ended December 31,
(In millions, except for percentage data)		2024	2023	2024	2023	2022
Quality Concrete Inc.	47%	$20	$22	$3	$2	$2
Nelson Aggregate Co Partnership	50%	17	19	6	6	6
Others		19	20	4	5	5
Total		$56	$61	$13	$13	$13

Note 22. Subsequent events
The Company has evaluated events and transactions that occurred through February 27, 2025, the date these combined financial statements were available for issuance, for potential recognition or disclosure in these combined financial statements. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in these combined financial statements except as noted below.
On January 10, 2025, Holcim Ltd announced the expected composition of the Board of Directors for the Company, including the selection of Mr. Jan Jenisch, the current Non-Executive Chairman of Parent, to serve as the Chairman and Chief Executive Officer of the Company upon completion of the Spin-Off. Mr. Jenisch is leading the planned listing of the Company and previously served as Chief Executive Officer of Parent from 2017 to 2024. He will continue to serve as Non-Executive Chairman of Parent until its Annual General Meeting in May 2025.

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Condensed Combined Statements of Operations (Unaudited)
(In millions)

	For the three months ended March 31,
	2025	2024
Revenues	$2,081	$2,166
Cost of revenues	(1,859)	(1,894)
Gross profit	222	272
Selling, general and administrative expenses	(239)	(213)
Gain on disposal of long-lived assets	1	1
Operating (loss) income	(16)	60
Interest expense, net	(118)	(120)
Other non-operating income, net	1	4
Loss before income tax benefit and income from equity method investments	(133)	(56)
Income tax benefit	46	11
Income from equity method investments	—	1
Net loss	(87)	(44)
Net loss attributable to noncontrolling interests	—	—
Net loss attributable to the Company	$(87)	$(44)

The accompanying notes are an integral part of these unaudited historical condensed combined financial statements.

Amrize
Condensed Combined Statements of Comprehensive Loss (Unaudited)
(In millions)

	For the three months ended March 31,
	2025	2024
Comprehensive loss:
Net loss	$(87)	$(44)
Other comprehensive income (loss), net of tax:
Foreign currency translation	16	(124)
Net change in fair value of cash flow hedges, net of tax expense of $0 million and $(1) million for the three months ended March 31, 2025 and March 31, 2024, respectively	2	3
Actuarial gains and prior service credits for defined benefit pension plans and other postretirement benefit plans, net of tax expense of less than $1 million for each of the three months ended March 31, 2025 and March 31, 2024	(1)	—
Total other comprehensive income (loss), net of tax	17	(121)
Total comprehensive loss	$(70)	$(165)
Comprehensive loss attributable to noncontrolling interests	—	—
Comprehensive loss attributable to the Company	$(70)	$(165)

The accompanying notes are an integral part of these unaudited historical condensed combined financial statements.

Amrize
Condensed Combined Balance Sheets
(In millions)

	As of March 31, 2025 (Unaudited)	As of December 31, 2024
Assets
Current Assets:
Cash and cash equivalents	$574	$1,585
Accounts receivable, net	1,324	1,011
Due from related-party	45	58
Inventories	1,604	1,452
Related-party notes receivable	359	532
Prepaid expenses and other current assets	209	143
Total current assets	4,115	4,781
Property, plant and equipment, net	7,567	7,534
Goodwill	8,932	8,917
Intangible assets, net	1,799	1,832
Operating lease right-of-use assets, net	577	547
Other noncurrent assets	204	194
Total Assets	$23,194	$23,805
Liabilities and Equity
Current Liabilities:
Accounts payable	$1,092	$1,285
Due to related-party	167	89
Current portion of long-term debt	5	5
Current portion of related-party notes payable	122	129
Operating lease liabilities	150	149
Other current liabilities	521	893
Total current liabilities	2,057	2,550
Long-term debt	981	980
Related-party notes payable	7,540	7,518
Deferred income tax liabilities	937	936
Noncurrent operating lease liabilities	428	386
Other noncurrent liabilities	1,501	1,521
Total Liabilities	13,444	13,891
Commitments and contingencies (see Note 17)
Equity:
Net parent investment	10,339	10,521
Accumulated other comprehensive loss	(589)	(606)
Total Equity attributable to the Company	9,750	9,915
Noncontrolling interests	—	(1)
Total Equity	9,750	9,914
Total Liabilities and Equity	$23,194	$23,805

The accompanying notes are an integral part of these unaudited historical condensed combined financial statements.

Amrize
Condensed Combined Statements of Cash Flows (Unaudited)
(In millions)

	For the three months ended March 31,
	2025	2024
Cash Flows from Operating Activities:
Net loss	$(87)	$(44)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion, accretion and amortization	218	212
Share-based compensation	1	2
Gain on disposal of long-lived assets	(1)	(1)
Net periodic pension benefit cost	3	3
Other items, net	27	9
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(310)	(63)
Due from related-party	13	(16)
Inventories	(121)	(165)
Accounts payable	(198)	(264)
Due to related-party	78	43
Other assets	(44)	(53)
Other liabilities	(429)	(254)
Defined benefit pension plans and other postretirement benefit plans	(6)	(6)
Net cash used in operating activities	(856)	(597)
Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(211)	(182)
Acquisitions, net of cash acquired	(9)	—
Proceeds from disposals of long-lived assets	2	9
Net decrease in short-term related-party notes receivable from cash pooling program	173	93
Other investing activities, net	(15)	(3)
Net cash used in investing activities	(60)	(83)
Cash Flows from Financing Activities:
Transfers to Parent, net	(89)	(107)
Net (repayments) proceeds of short-term related-party debt	(7)	18
Proceeds from issuances of long-term related-party debt	22	—
Payments of finance lease obligations	(22)	(18)
Other financing activities, net	(1)	(2)
Net cash used in financing activities	(97)	(109)
Effect of exchange rate changes on cash and cash equivalents	2	(13)
Decrease in cash and cash equivalents	(1,011)	(802)
Cash and cash equivalents at the beginning of period	1,585	1,107
Cash and cash equivalents at the end of period	$574	$305

The accompanying notes are an integral part of these unaudited historical condensed combined financial statements.

Amrize
Condensed Combined Statements of Equity (Unaudited)
(In millions)

	Net parent investment	Accumulated other comprehensive loss, net of tax	Equity attributable to noncontrolling interests	Total equity
Balance as of January 1, 2025	$10,521	$(606)	$(1)	$9,914
Net loss	(87)	—	—	(87)
Other comprehensive income, net of taxes	—	17	—	17
Net transfers to Parent	(94)	—	—	(94)
Changes in equity attributable to noncontrolling interest	(1)	—	1	—
Balance as of March 31, 2025	$10,339	$(589)	$—	$9,750

	Net parent investment	Accumulated other comprehensive loss, net of tax	Equity attributable to noncontrolling interests	Total equity
Balance as of January 1, 2024	$9,520	$(317)	$—	$9,203
Net loss	(44)	—	—	(44)
Other comprehensive loss, net of taxes	—	(121)	—	(121)
Net transfers to Parent	(93)	—	—	(93)
Changes in equity attributable to noncontrolling interest	—	—	—	—
Balance as of March 31, 2024	$9,383	$(438)	$—	$8,945

The accompanying notes are an integral part of these unaudited historical condensed combined financial statements.

Amrize
Notes to Condensed Combined Financial Statements (Unaudited)
Note 1. Organization and basis of presentation
Organization
On January 28, 2024, Holcim Ltd (“Parent”) announced its intention to separate its North American business and list it in the United States. Amrize (the “Company”) is comprised of the business, activities and operations of Parent and its affiliates in the United States, Canada and Jamaica (the “Amrize Territories”), including the manufacturing of cement, aggregates, ready-mix concrete, asphalt, roofing systems and other building solutions in the Amrize Territories, as well as certain support operations in Colombia and certain trading operations (collectively, the “Amrize Business”). The transaction (the “Spin-off”) is expected to result in two independent, publicly traded companies: Parent and the Company. It is intended that the Amrize Business will be conducted by Amrize Ltd, which will be based in Switzerland. Completion of the Spin-off will be subject to, among other things, the effectiveness of a registration statement on Form-10 with the U.S. Securities and Exchange Commission (the “SEC”), final approval from the Parent Board of Directors and shareholders and other customary conditions.
The Company is a carve-out business of Parent and a building solutions company focused exclusively on the North American market, offering customers a broad range of advanced building solutions from foundation to rooftop. The Company earns revenue from the sale of cement, aggregates, ready-mix concrete, asphalt, roofing systems and other building solutions.
The Company is organized into two reportable segments — Building Materials and Building Envelope — that are aligned with the products and services it provides and based upon the information used by the chief operating decision maker (“CODM”) in evaluating the performance of the business and allocating resources and capital.
•
Building Materials: The building materials segment offers a range of branded solutions delivering high-quality products for a wide range of applications. These include cement and aggregates, as well as a variety of downstream products and solutions such as ready-mix concrete, asphalt and other construction materials.

•
Building Envelope: The building envelope segment offers advanced roofing and wall systems, including single-ply membranes, insulation, shingles, sheathing, waterproofing and protective coatings, along with adhesives, tapes and sealants that are critical to the application of roofing and wall systems.

Basis of presentation
The Company is a wholly-owned subsidiary of Parent, and the results of the Amrize Business were historically consolidated under Parent and reported under its North America and Solutions & Products segments. The Company has no operating history as a standalone company. As a result, separate financial statements have not historically been prepared for the Company. The unaudited historical condensed combined financial statements for the Company as of March 31, 2025 and for the three months ended March 31, 2025 and 2024 were prepared on a “carve-out” basis in connection with the expected Spin-off, and have been derived from the consolidated financial statements and historical accounting records of Parent. References in these unaudited historical condensed combined financial statements to the “Company” refer to the Amrize Business as historically managed by Parent.
These unaudited historical condensed combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC. While the unaudited historical condensed combined financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all of the disclosures provided in annual financial statements. The historical financial condition, results of operations and cash flows presented in these unaudited historical condensed combined financial statements may not reflect what the Company’s financial condition, results of operations or cash flows would have been had the Company been a standalone company during the periods presented. In addition, the historical financial condition, results of operations and cash flows presented in these unaudited historical condensed combined financial statements may not reflect what the Company’s financial condition, results of operations and cash flows may be in the future. These unaudited historical condensed combined financial statements should be read in conjunction with the audited historical combined financial statements and accompanying notes included elsewhere in this information statement.

Amrize
Notes to Condensed Combined Financial Statements (Unaudited)
The condensed combined balance sheets reflect all of the assets and liabilities of Parent that are specifically identifiable or directly attributable to the Company, including Net parent investment as a component of equity. Net parent investment represents Parent’s historical investment in the Company and includes accumulated net income attributable to the Company and the net effect of transactions with Parent and its subsidiaries. See Note 20 (Net parent investment) for additional information. All intercompany balances and transactions within the Company have been eliminated in these unaudited historical condensed combined financial statements.
The Company and Parent have historically had intercompany activity, resulting in revenues and expenses for both parties. As described in Note 18 (Related party), certain related-party transactions between the Company and Parent have been included in these unaudited historical condensed combined financial statements.
The unaudited condensed combined statements of operations include expense allocations for certain corporate, infrastructure and other shared services provided by Parent on a centralized basis, including but not limited to accounting and financial reporting, treasury, tax, legal, human resources, information technology, insurance, employee benefits and other shared services that are either specifically identifiable or directly attributable to the Company. These expenses have been allocated to the Company on the basis of direct usage when specifically identifiable, with the remainder predominantly allocated on a pro rata basis using revenues. The Company’s management considers this allocation to be a reasonable reflection of the utilization of services provided or the benefit received by the Company during the periods presented. However, these expense allocations may not be indicative of the actual expenses that would have been incurred had the Company been a standalone company during the periods presented, and they may not reflect what the Company’s results of operations may be in the future. See Note 18 (Related party) for additional information.
Parent uses a centralized approach to cash management and financing of operations. Historically, a majority of the Company’s subsidiaries participate in Parent’s centralized cash management and financing function. While the Company maintains bank accounts in the name of its respective legal entities in order to conduct day-to-day business, cash is managed centrally as part of the overall treasury function and Parent oversees a cash pooling program whereby cash is swept from any subsidiary accounts, including the Company’s accounts, on a daily basis. As such, cash and cash equivalents held by Parent at the corporate level are not specifically identifiable or directly attributable to the Company and, therefore, have not been reflected in these unaudited historical condensed combined financial statements. Rather, the Company’s residual cash pooling balances as of the end of each reporting period are recorded within Related-party notes receivable. See Note 18 (Related party) for more information.
Further, Parent’s third-party debt and related interest expense have not been attributed to the Company because the Company is not considered the primary obligor of the debt, and the Company is not a named guarantor or joint and severally liable for any of Parent’s third-party debt. The Company has related-party note agreements in place with Parent for the financing of its capital needs, which are reflected as Related-party notes payable on the condensed combined balance sheets. Interest expense in the unaudited condensed combined statements of operations reflects interest on borrowing and funding associated with the related-party note agreements.
The Company’s employees do not participate in Parent’s employee benefit plans and therefore no costs associated with Parent’s employee benefit plans have been included in these unaudited historical condensed combined financial statements. The condensed combined balance sheets only include assets and liabilities relating to employee benefit plans for which the Company is the plan sponsor.
Certain change of control provisions exist related to the Company’s debt balances that may be triggered by the Spin-off. Additionally, following the Spin-off, certain services that Parent historically provided to the Company will continue to be provided to the Company by Parent on a transitional basis pursuant to a transition services agreement and certain other ancillary agreements between the Company and Parent. These services are primarily for information technology-related functions. At the end of the transitional periods specified in these agreements, the Company will need to perform these services using the Company’s own resources or hire third-party service providers to perform these services on the Company’s behalf.
In connection with the Spin-off, the Company recorded approximately $5 million of various transaction costs for each of the three months ended March 31, 2025 and 2024, all of which were allocated to the Company from Parent. These transaction costs allocated from the Parent to the Company correspond to the costs incurred by the Parent that are directly attributable to the Company, such as rebranding costs, employee-related costs (i.e. recruitment

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Notes to Condensed Combined Financial Statements (Unaudited)
and relocation expenses) and costs to establish certain standalone functions. These costs are recorded in Selling, general and administrative expenses and are deemed to be settled in the period in which the costs are included in Net parent investment on the condensed combined balance sheets.
Use of estimates
These unaudited historical condensed combined financial statements are prepared in accordance with U.S. GAAP, which requires management to make assumptions and estimates about future events and apply judgments that affect the amounts of assets, liabilities, revenues and expenses reported on these unaudited historical condensed combined financial statements and accompanying notes. The Company has continued to follow the accounting policies set forth in the audited historical combined financial statements and accompanying notes included elsewhere in this information statement. Management’s assumptions, estimates and judgments are based on historical experience, current trends and other factors that management believes to be reasonable under the circumstances.
On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that these unaudited historical condensed combined financial statements are presented fairly and in accordance with U.S. GAAP, and the Company revises its estimates, as appropriate, when events or changes in circumstances indicate that revisions may be necessary. These unaudited historical condensed combined financial statements reflect, in the opinion of management, all material adjustments (which include only normal recurring adjustments) necessary to fairly state, in all material respects, the financial position of the Company for the periods presented.
Significant accounting estimates reflected in these unaudited historical condensed combined financial statements are used for, but are not limited to, the inventory excess and obsolescence reserves, revenue recognition under the percentage of completion method, volume based rebates, contingent liabilities including warranty, pension and other postretirement benefits, tax valuation allowances, uncertain tax positions, impairment of goodwill and other intangible assets, asset retirement obligations, litigation and other loss contingencies, fair values of acquired assets and liabilities under the acquisition method of accounting and assumptions used for the allocation of general corporate expenses.
The Company makes estimates and assumptions concerning the future, including about climate-related matters. There is considerable uncertainty over these assumptions and how they will impact the Company’s business operations and cash flow projections. The Company consistently evaluates these assumptions to be consistent with risk management and the commitments made by the Company to its stakeholders. The estimates and assumptions, including those relating to inventory excess and obsolescence reserves, revenue recognition under the percentage of completion method, volume based rebates, contingent liabilities including warranty, pension and other postretirement benefits, tax valuation allowances, uncertain tax positions, impairment of goodwill and other intangible assets, asset retirement obligations, self-insurance reserves, litigation and other loss contingencies, fair values of acquired assets and liabilities under the acquisition method of accounting and assumptions used for the allocation of general corporate expenses from Parent to the Company have been based on the available information and regulations in place as of March 31, 2025. Although these assumptions and estimates are based on management’s knowledge of, and experience with, past and current events, actual results could differ materially from these assumptions and estimates.
Note 2. New accounting standards
Recently adopted accounting pronouncements
In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). ASU 2023-07 updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the CODM and included within each reported measure of a segment’s profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 was effective for fiscal years beginning after December 15, 2023 and will be effective for interim periods within fiscal years beginning after

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Notes to Condensed Combined Financial Statements (Unaudited)
December 15, 2024. The Company adopted this standard for its fiscal year ending on December 31, 2024, and applied the standard retrospectively to all prior periods presented in these unaudited historical condensed combined financial statements. See Note 14 (Segment information) for the disclosure related impacts of adopting this standard.
Recently issued accounting pronouncements not yet adopted
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. ASU 2023-09 is effective on a prospective basis for annual periods beginning after December 15, 2024. The Company is currently evaluating the provisions of ASU 2023-09 and expects to adopt the standard for the year ending December 31, 2025.
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. The standard is intended to require more detailed disclosures about specified categories of expenses (including employee compensation, depreciation and amortization) included in certain expense captions presented on the face of the statements of operations. ASU 2024-03, as clarified by ASU 2025-01, is effective for fiscal years beginning after December 15, 2026, and for interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments should be applied either prospectively to financial statements issued for reporting periods after the effective date of ASU 2024-03 or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the new standard to determine the impact ASU 2024-03 may have on its financial statements and related disclosures, and expects to make additional disclosures upon adoption.
Note 3. Revenue
The Company primarily earns revenue from the sale of Building Materials products and Building Envelope products. Revenue is disaggregated by product line, which the Company believes best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.
The following table disaggregates revenues by product line for each of the Company’s reportable segments:

	For the three months ended March 31,
(In millions)	2025	2024
Building Materials
Cement	$741	$817
Aggregates and other construction materials	688	723
Interproduct revenues	(100)	(116)
Building Envelope	752	742
Total Revenue	$2,081	$2,166

Contract assets include estimated earnings in excess of billings on uncompleted construction contracts. Contract assets were $26 million, $30 million, $29 million and $24 million as of March 31, 2025, December 31, 2024, March 31, 2024 and December 31, 2023, respectively and are included within Prepaid expenses and other current assets on the condensed combined balance sheets.

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Notes to Condensed Combined Financial Statements (Unaudited)
Contract liabilities
Contract liabilities relate to payments received in advance of performance under a contract, primarily related to extended service warranties in the Building Envelope segment. Contract liabilities are recognized as revenue as (or when) the Company performs under the contract. Certain contract liability balances are related-party in nature and are recorded in Due to related-party on the unaudited condensed combined balance sheet. The following table includes a summary of the change in contract liabilities:

(In millions)	2025	2024
Balance as of January 1	$408	$316
Revenue recognized	(30)	(14)
Revenue deferred	17	12
Balance as of March 31	$395	$314

The Company’s remaining performance obligations represent the transaction price allocated to performance obligations that are unsatisfied or partially satisfied, consisting of deferred revenue. As of March 31, 2025, the Company’s remaining performance obligations were $395 million. The Company expects to recognize $52 million of the deferred revenue during the next twelve months, and the remaining $343 million thereafter.
Note 4. Acquisitions
The Company strategically acquires companies in order to increase its footprint and offer products that diversify its existing offerings. Acquisitions are accounted for as business combinations using the acquisition method in accordance with ASC Topic 805, Business Combinations. The results of acquired businesses have been included in these unaudited historical condensed combined financial statements beginning on the acquisition date.
On January 13, 2025, the Company acquired an additional 45% interest in Jamaica Aggregates Limited, which is a joint venture that was previously accounted for as an equity method investment, for $9 million, net of cash acquired. In connection with the acquisition of the remaining interest in Jamaica Aggregates Limited, the Company now owns a 95% controlling interest. As a result, the Company re-measured the fair value of the previously held equity interest and recognized an immaterial gain on re-measurement in the unaudited condensed combined statements of operations for the three months ended March 31, 2025. The acquisition of Jamaica Aggregates Limited is not material to these unaudited historical condensed combined financial statements.
On November 12, 2024, the Company acquired OX Engineered Products (“OX”), a leader in advanced wall insulation and sheathing solutions with manufacturing facilities in the Midwest and Southeast of the United States, for total cash consideration of $228 million, net of cash acquired. OX is included within the Building Envelope segment. The purchase price allocation reflects preliminary fair value estimates, including preliminary work performed by third-party valuation specialists, which are subject to change within the measurement period as the Company finalizes the purchase price allocation and fair value estimates. During the three months ended March 31, 2025, the Company recorded measurement period adjustments which increased goodwill by $5 million, primarily to adjust the sales and use tax reserve by $4 million. The measurement period adjustments have been recorded to reflect facts and circumstances that existed as of the acquisition date.
Note 5. Accounts receivable, net
Accounts receivable, net were as follows:

(In millions)	As of March 31, 2025	As of December 31, 2024
Trade receivables	$1,331	$1,023
Less: allowance for credit losses	(50)	(51)
Other current receivables, net	43	39
Accounts receivable, net	$1,324	$1,011

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Notes to Condensed Combined Financial Statements (Unaudited)
The changes in the allowance for credit losses were as follows:

(In millions)	2025	2024
Balance as of January 1	$51	$49
Charge-offs	(1)	(1)
Balance as of March 31	$50	$48

Note 6. Inventories
Inventories were as follows:

(In millions)	As of March 31, 2025	As of December 31, 2024
Raw materials, parts and supplies	$610	$542
Semi-finished and finished goods	994	910
Total Inventories	$1,604	$1,452

Note 7. Property, plant and equipment, net
Property, plant and equipment, net was as follows:

(In millions)	As of March 31, 2025	As of December 31, 2024
Land and mineral reserves	$3,375	$3,361
Buildings and installations	2,958	2,948
Machines, furniture, vehicles and tools	9,134	9,001
Construction in progress	475	439
Finance lease right-of-use assets	326	334
Total property, plant and equipment	16,268	16,083
Less: accumulated depreciation, depletion and impairment	(8,701)	(8,549)
Property, plant and equipment, net	$7,567	$7,534

Depreciation and depletion expense for the three months ended March 31, 2025 and 2024 was $181 million and $171 million, respectively. Depreciation expense is recorded within Cost of revenues and Selling, general and administrative expenses on the unaudited condensed combined statements of operations and depletion expense is recorded within Cost of revenues on the unaudited condensed combined statements of operations.
During each of the three months ended March 31, 2025 and 2024, the Company recorded gains on disposals of long-lived assets of $1 million.
Note 8. Goodwill and intangible assets, net
Goodwill
The changes in the carrying amount of goodwill by segment were as follows:

(In millions)	Building Materials	Building Envelope	Total
Balance as of January 1, 2025	$4,891	$4,026	$8,917
Acquisitions(1)	4	5	9
Foreign currency translation adjustment	6	—	6
Balance as of March 31, 2025	$4,901	$4,031	$8,932

(1)	Reflects goodwill from 2025 acquisitions and measurement period adjustments from prior year acquisitions. See Note 4 (Acquisitions) for additional information.

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Notes to Condensed Combined Financial Statements (Unaudited)
There have been no historical goodwill impairment losses recognized by the Company. No goodwill impairment triggering events were identified during the three months ended March 31, 2025.
Intangible assets, net
Amortization of long-lived intangible assets was $34 million and $37 million for the three months ended March 31, 2025 and 2024, respectively, and is included within Cost of revenues and Selling, general and administrative expenses on the unaudited condensed combined statements of operations. The Company does not have any indefinite-lived intangible assets other than goodwill.
Note 9. Additional financial information
Prepaid expenses and other current assets consisted of the following:

(In millions)	As of March 31, 2025	As of December 31, 2024
Prepaid expenses	$128	$93
Contract assets	26	30
Other(1)	55	20
Total Prepaid expenses and other current assets	$ 209	$ 143
(1)	Other current assets primarily consist of income tax receivables, non-trade receivables and related-party derivative assets.
Other current liabilities consisted of the following:

(In millions)	As of March 31, 2025	As of December 31, 2024
Finance lease liabilities	$73	$65
Income tax payable	—	196
Employee-related liabilities other than pension	116	204
Short-term provisions	59	57
Contract liabilities	43	67
Asset retirement obligations	33	27
Pension liabilities	23	23
Accrued purchases of property, plant and equipment	55	72
Self-insurance reserves	32	27
Other(1)	87	155
Total Other current liabilities	$521	$893
(1)	Other current liabilities primarily consist of standard warranty reserves, property taxes, and sales taxes.
Other noncurrent liabilities consisted of the following:

(In millions)	As of March 31, 2025	As of December 31, 2024
Liabilities for unrecognized tax benefits	$164	$167
Finance lease liabilities	266	312
Asset retirement obligations	238	242
Pension liabilities	233	235
Contract liabilities	343	341
Environmental remediation liabilities	54	54
Self-insurance reserves	90	62
Other(1)	113	108
Total Other noncurrent liabilities	$1,501	$1,521
(1)
Other noncurrent liabilities primarily consist of insurance reserves, employee-related liabilities other than pensions, contingent liabilities arising from business combinations, standard warranty reserves and long-term related-party derivative liabilities.

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Notes to Condensed Combined Financial Statements (Unaudited)
Note 10. Debt
Third-party debt consisted of the following:

	Effective interest rate as of March 31,	Balance as of March 31,	Balance as of December 31,
(In millions)	2025	2025	2024
3.50% Unsecured Notes due 2016–2026	3.59%	$400	$400
4.75% Unsecured Notes due 2016–2046	5.02%	590	590
Other		9	8
Total principal		999	998
Unamortized discounts and debt issuance costs		(13)	(13)
Total long-term debt		986	985
Less: current portion of long-term debt		(5)	(5)
Long-term debt		$981	$980

The Company’s long-term debt is not measured at fair value on the condensed combined balance sheets, and the fair value is being provided for disclosure purposes only. The fair value of the Company’s long-term debt as of March 31, 2025 was $909 million, which is comprised of the fair value of unsecured notes of $905 million and other long-term and short-term debt of $4 million. The fair value of the unsecured notes is based on listed market prices and was categorized as Level 1 in the fair value hierarchy. The fair value of the Company’s other long-term debt approximates carrying value. The fair value of the Company’s long-term debt was as follows:

(In millions)	As of March 31, 2025
Carrying amount	$981
Fair value	$909

The Company recognized interest expense related to third-party debt of $11 million for each of the three months ended March 31, 2025 and 2024. Debt issuance costs amortized to Interest expense, net on the unaudited condensed combined statements of operations were less than $1 million for each of the three months ended March 31, 2025 and 2024.
Unsecured notes
On September 22, 2016, Holcim Finance US LLC, a subsidiary of the Company, issued unsecured notes in two series, each of which is guaranteed by Parent. The first series has a principal amount of $400 million with interest of 3.50% and a maturity date of September 22, 2026. The second series has a remaining principal amount of $590 million with interest of 4.75% and a maturity date of September 22, 2046.
Bank credit
On March 24, 2025, the Company entered into a 5-year committed, senior unsecured revolving credit facility that may be used for general corporate purposes (the “Revolving Credit Facility”) with commitments of $2 billion. Interest is payable on the loans under the Revolving Credit Facility at a rate per annum equal to: (i) for revolving loans in U.S. dollars, either (A) a base rate defined as a rate per annum equal to the greatest of (x) the prime rate then in effect, (y) the greater of the federal funds rate and the overnight bank funding rate then in effect, in each case, as determined by the Federal Reserve Bank, plus 0.50% per annum, and (z) term SOFR rate determined on the basis of a one-month interest period, plus 1.00% (the greatest of (x), (y) and (z), the “Base Rate”) or (B) the forward-looking SOFR term rate published by CME Group Benchmark Administration Limited subject to a floor of zero (“Term SOFR”) and (ii) for revolving loans in Canadian dollars, the forward-looking CORRA term rate

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Notes to Condensed Combined Financial Statements (Unaudited)
published by Candeal Benchmark Administration Services Inc., TSX Inc. or a successor administrator, subject to a floor of zero, plus, in each case (i) or (ii), an applicable margin based on the Company’s credit rating. The Revolving Credit Facility cannot be drawn prior to the completion of the Spin-off. As such, there were no outstanding balances as of March 31, 2025.
On March 24, 2025, the Company entered into a bridge credit agreement providing for a 364-day committed, senior unsecured bridge loan (the “Bridge Loan”) with commitments of $5.1 billion. The Bridge Loan provides certainty of financing for the Spin-off. The Bridge Loan commitments will be terminated if the Spin-off is consummated without a borrowing under the Bridge Loan facility. Interest is payable on the Bridge Loan at a rate per annum equal to: (i) the Base Rate or (ii) Term SOFR, plus, in each case, an applicable margin based on the Company’s credit rating. See Note 21 (Subsequent events) for additional information.
In October 2018, the Company entered into commercial paper agreements with various banks. There were no outstanding balances as of March 31, 2025 and December 31, 2024.
The Company has $60 million available in short-term lines of credit expiring December 31, 2025, payable on demand. During the three months ended March 31, 2025 and the year ended December 31, 2024, the Company drew down from these credit lines, all of which were repaid within one business day. There were no outstanding balances as of March 31, 2025 and December 31, 2024.
The Company has 40 million Canadian dollars available in short-term lines of credit, payable on demand. There were no outstanding balances against these lines of credit as of March 31, 2025 and December 31, 2024.
As of March 31, 2025 and December 31, 2024, the Company had unutilized non-trade standby letters of credit of $154 million and $213 million, respectively.
The Company also has intercompany debt arrangements with Parent. See Note 18 (Related party) for additional detail.
Note 11. Leases
The Company has significant operating and finance leases, including buildings and installations, land, machinery and equipment, furniture and fixtures, land fleet equipment, and rail fleet equipment located within the United States and Canada.
Balance sheet information related to leases was as follows:

(In millions)	As of March 31, 2025	As of December 31, 2024
Operating lease right-of-use assets, net	$577	$547
Finance lease right-of-use assets, net	286	312
Total lease assets, net	$863	$859
Current portion of operating lease liabilities	$150	$149
Current portion of finance lease liabilities	73	65
Noncurrent portion of operating lease liabilities	428	386
Noncurrent portion of finance lease liabilities	266	312
Total lease liabilities	$917	$912

Finance lease right-of-use assets, net are included as a component of Property, plant and equipment, net on the condensed combined balance sheets. The current portion of finance lease liabilities are included within Other current liabilities, and the noncurrent portion of finance lease liabilities are included within Other noncurrent liabilities on the condensed combined balance sheets.

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Notes to Condensed Combined Financial Statements (Unaudited)
The following table summarizes the components of lease expense recorded in the unaudited condensed combined statements of operations:

	For the three months ended March 31,
(In millions)	2025	2024
Operating lease expense	$41	$38
Finance lease expense
Amortization of leased assets	25	19
Interest on lease liabilities	4	3
Short term lease cost	12	11
Variable lease cost	1	1
Total lease expense	$83	$72

Note 12. Asset retirement obligations
Asset retirement obligation costs related to accretion of the Company’s liabilities and depreciation of the related assets were as follows:

	For the three months ended March 31,
(In millions)	2025	2024
Accretion	$3	$4
Depreciation	5	4
Total costs	$8	$8

As of March 31, 2025 and December 31, 2024, the current portion of the Company’s liability for asset retirement obligations, which is included within Other current liabilities on the condensed combined balance sheets, was $33 million and $27 million, respectively, and the noncurrent portion of the Company’s liability for asset retirement obligations, which is included in Other noncurrent liabilities on the condensed combined balance sheets, was $238 million and $242 million, respectively. The following is a reconciliation of asset retirement obligations:

(In millions)	2025
Balance as of January 1	$269
Accretion expense	3
Liabilities incurred and acquired	2
Liabilities settled	(2)
Foreign currency translation adjustment	(1)
Balance as of March 31	$271

Note 13. Income taxes
Income tax provision
The Company’s income tax provision was prepared using the separate return method as if the Company and its subsidiaries were a separate group of companies under common ownership.
The Company’s tax provision for the interim period is calculated using an estimated annual effective tax rate based on full-year expectations of pretax earnings, statutory tax rates and permanent differences between book and tax accounting. The Company’s estimated annual effective tax rate is then applied to ordinary year-to-date income. The tax provision is adjusted for discrete items that occur in the period to arrive at the total tax expense.

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Notes to Condensed Combined Financial Statements (Unaudited)
The calculation of the Company’s income tax benefit is set forth below:

	For the three months ended March 31,
(In millions, except for percentage data)	2025	2024
Total tax benefit	$46	$11
Effective income tax rate	34.6%	19.6%

Effective January 1, 2024, the Company is subject to the 15% minimum tax rate provisions of the OECD Pillar Two framework enacted into law in both Switzerland and Canada, jurisdictions in which the Company operates. Estimated Pillar Two top-up taxes of $3 million have been included in the calculation of the Company’s effective tax rate for each of the three months ended March 31, 2025 and 2024.
The change in the Company’s effective tax rate compared to the U.S. federal statutory tax rate of 21% for the three months ended March 31, 2025 was primarily attributable to the OECD Pillar Two regulatory guidance released in January 2025 which resulted in a reduction in the Pillar Two top-up tax. For the three months ended March 31, 2024, the change in the Company’s effective tax rate was primarily attributable to the jurisdictional mix of pre-tax losses, partially offset by changes in uncertain tax positions and prior year accrual adjustments.
Note 14. Segment information
The Company is organized into two reportable segments — Building Materials and Building Envelope — that are aligned with the products and services it provides and based upon the information used by the CODM in evaluating the performance of the business and allocating resources and capital. The Building Materials segment offers a range of branded solutions delivering high-quality products for a wide range of applications. These include cement and aggregates, as well as a variety of downstream products and solutions such as ready-mix concrete, asphalt and other construction materials. The Building Envelope segment offers advanced roofing and wall systems, including single-ply membranes, insulation, shingles, sheathing, waterproofing and protective coatings, along with adhesives, tapes and sealants that are critical to the application of roofing and wall systems.
The Company determines its operating segments based on the discrete financial information that is regularly evaluated by its CODM, the Parent’s CEO, in deciding how to allocate resources and in assessing performance. For both segments, the CODM uses Segment Adjusted EBITDA in the financial planning and resource allocation process. The CODM considers Segment Adjusted EBITDA on a monthly basis to evaluate the performance of each segment and make decisions about allocating resources to each segment. Segment Adjusted EBITDA excludes the impact of unallocated corporate costs, Depreciation, depletion, accretion and amortization, Loss on impairments, Interest expense, net, Other non-operating income, net and certain other items, such as costs related to acquisitions, certain litigation costs, restructuring costs, charges associated with non-core sites, certain warranty charges related to a pre-acquisition manufacturing issue and transaction costs related to the Spin-off. The accounting policies applicable to each segment are consistent with those used on these unaudited historical condensed combined financial statements.
The key performance indicators for the Company’s reportable segments are presented in the following table. Certain totals presented below may not agree with the line items on the unaudited condensed combined statements of operations primarily due to (a) depreciation, depletion, accretion and amortization and (b) unallocated corporate costs.

	For the three months ended March 31,
(In millions)	2025	2024
Revenues:
Building Materials	$1,329	$1,424
Building Envelope	752	742
Total revenues	$2,081	$2,166
Cost of revenues:
Building Materials	$1,118	$1,163
Building Envelope	527	523
Total cost of revenues	$1,645	$1,686

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Notes to Condensed Combined Financial Statements (Unaudited)

	For the three months ended March 31,
(In millions)	2025	2024
Other segment expenses(1):
Building Materials	$91	$87
Building Envelope	101	81
Total other segment expenses	$192	$168
Segment Adjusted EBITDA:
Building Materials	$120	$174
Building Envelope	124	138
Total Segment Adjusted EBITDA	$244	$312
Reconciling items:
Corporate / eliminations:
Unallocated corporate costs	$(30)	$(28)
Depreciation, depletion, accretion and amortization	(218)	(212)
Other(2)	(12)	(12)
Interest income	14	11
Interest expense	(132)	(131)
Other non-operating income, net	1	4
Total reconciling items	$(377)	$(368)
Loss before income tax benefit and income from equity method investments:	$(133)	$(56)

(1)	Other segment expenses consist of selling, general and administrative expenses and gains on disposals of long-lived assets.
(2)
Other primarily consists of costs related to acquisitions, certain litigation costs, restructuring costs, charges associated with non-core sites, certain warranty charges related to a pre-acquisition manufacturing issue and transaction costs related to the Spin-off.

The Company’s capital expenditures by segment were as follows:

	For the three months ended March 31,
(In millions)	2025	2024
Capital expenditures(1):
Building Materials	$184	$161
Building Envelope	27	21
Total capital expenditures	$211	$182

(1)	Capital expenditures for the three months ended March 31, 2025 and 2024 exclude noncash transactions for capital expenditure-related accounts payable.
The Company’s assets by segment were as follows:

(In millions)	As of March 31, 2025	As of December 31, 2024
Segment assets(1):
Building Materials	$14,545	$14,306
Building Envelope	7,258	6,987
Total segment assets	21,803	21,293
Other assets	1,391	2,512
Total assets as reported	$23,194	$23,805

(1)	Segment assets are comprised of Accounts receivable, net, Inventories, Property, plant, and equipment, net, Goodwill, Intangible assets, net and Operating lease right-of-use assets, net.

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Notes to Condensed Combined Financial Statements (Unaudited)
Note 15. Pension and other postretirement benefits
The Company sponsors defined benefit pension plans, other postretirement benefit plans and defined contribution plans in which only employees, retirees and former employees of the Company participate. The Company’s employees also participate in certain union-sponsored multiemployer pension plans to which the Company contributes to along with other employers. The majority of the defined benefit pension plans are closed to new entrants and frozen to future accruals. The Company presents the service cost component of Net periodic pension benefit cost within Cost of revenues and Selling, general and administrative expenses on the unaudited condensed combined statements of operations. The other components of Net periodic pension benefit cost are reported within Other non-operating income, net on the unaudited condensed combined statements of operations.
Defined benefit pension plans
The following table summarizes, with respect to defined benefit pension plans, the components of Net periodic pension benefit cost:

	For the three months ended March 31,
	Defined Benefit Pension Plans
	U.S.		Non-U.S.
(In millions)	2025	2024	2025	2024
Components of Net periodic pension benefit cost:
Service cost	$—	$—	$1	$1
Interest cost	1	1	2	8
Expected return on assets	—	—	(2)	(8)
Net periodic pension benefit cost	$1	$1	$1	$1

Other postretirement benefit plans
The following table summarizes, with respect to other postretirement benefit plans, the components of Net periodic pension benefit cost:

	For the three months ended March 31,
	Other Postretirement Benefit Plans
	U.S.		Non-U.S.
(In millions)	2025	2024	2025	2024
Components of Net periodic pension benefit cost:
Service cost	$—	$—	$—	$—
Interest cost	1	1	1	1
Amortization of actuarial gain	(1)	(1)	—	—
Net periodic pension benefit cost	$—	$—	$1	$1

Defined contribution plans
In addition to the defined benefit pension plans and other postretirement benefit plans, the Company sponsors various defined contribution plans for U.S. and Canadian employees. Expense recognized associated with the defined contribution plans totaled $27 million and $25 million for the three months ended March 31, 2025 and 2024, respectively, and is included within Cost of revenues and Selling, general and administrative expenses on the unaudited condensed combined statements of operations.

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Notes to Condensed Combined Financial Statements (Unaudited)
Union-sponsored multiemployer pension plans
The Company participates in and contributes to various union-sponsored multiemployer pension plans for U.S. and Canadian employees. The risks of participating in multiemployer pension plans differ from single employer plans as follows:
•	Assets contributed to a multiemployer pension plan by one employer may be used to provide benefits to employees of other participating employers;
•	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and
•
If the Company chooses to stop participating in one or more of the multiemployer pension plans to which it contributes, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

None of the union-sponsored multiemployer pension plans in which the Company participates are individually significant. Total contributions to union-sponsored multiemployer pension plans were $6 million during each of the three months ended March 31, 2025 and 2024.
Note 16. Accumulated other comprehensive loss
The changes in the balances for each component of Accumulated other comprehensive loss, net of tax, were as follows:

(In millions)	Foreign Currency Translation Adjustment	Cash Flow Hedges	Defined Benefit Pension and Other Postretirement Benefit Plans	Total
Balance as of January 1, 2025	$(634)	$(7)	$35	$(606)
Other comprehensive income before reclassifications	16	3	—	19
Amounts reclassified from Accumulated other comprehensive loss to Net loss	—	(1)	(1)	(2)
Net current-period Other comprehensive (loss) income	16	2	(1)	17
Other comprehensive loss attributable to noncontrolling interests	—	—	—	—
Balance as of March 31, 2025	$(618)	$(5)	$34	$(589)
Balance as of January 1, 2024	$(290)	$(16)	$(11)	$(317)
Other comprehensive (loss) income before reclassifications	(124)	(11)	1	(134)
Amounts reclassified from Accumulated other comprehensive loss to Net loss	—	14	(1)	13
Net current-period Other comprehensive (loss) income	(124)	3	—	(121)
Other comprehensive loss attributable to noncontrolling interests	—	—	—	—
Balance as of March 31, 2024	$(414)	$(13)	$(11)	$(438)

The following amounts were reclassified from Accumulated other comprehensive loss to Net loss:

	For the three months ended March 31,
(In millions)	2025	2024
Net change in fair value of effective portion of cash flow hedges
Cost of revenues	$(1)	$19
Income tax benefit	—	(5)
Total	$(1)	$14

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Notes to Condensed Combined Financial Statements (Unaudited)

	For the three months ended March 31,
(In millions)	2025	2024
Actuarial losses and prior service costs for defined benefit pension plans and other postretirement benefit plans
Other non-operating (income) expense, net	$(1)	$(1)
Income tax benefit	—	—
Total	$(1)	$(1)
Total amounts reclassified from Accumulated other comprehensive loss to Net loss	$(2)	$13

The Company releases tax effects from Accumulated other comprehensive loss when the underlying items affect earnings.
Note 17. Commitments and contingencies
Commitments
In the ordinary course of business, the Company enters into purchase commitments for goods and services including various products and capital expenditures for property, plant and equipment. The Company had purchase commitments for capital expenditures of $189 million and other contractual commitments for products and intangibles of $753 million as of March 31, 2025.
Contingencies
In the ordinary course of conducting its business activities, the Company is involved in judicial, administrative and regulatory investigations and proceedings, as well as lawsuits and claims of various natures, involving both private parties and governmental authorities, relating to product liability, general and commercial liability, competition, environmental, employment, health and safety and other matters. These claims and proceedings include insured, self-insured, and uninsured matters that are brought on an individual, collective, representative and class-action basis.
The Company records a liability for those contingencies when the incurrence of a loss is probable and the amount can be reasonably estimated, and records legal fees as incurred. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Company does not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is probable or reasonably possible and which are material, the Company discloses the nature of the contingency and, where an estimate can reasonably be made, an estimate of the possible loss. Accruals are based on the best information available, but in certain situations, management is unable to estimate an amount or range of a reasonably possible loss, including, but not limited to, when: (1) the damages are indeterminate, (2) the proceedings are in the early stages, (3) numerous parties are involved, or (4) the matter involves novel or unsettled legal theories.
The Company provides standard warranties on many of its products within the Building Envelope segment. The liability for standard warranty programs is included in Other current liabilities and Other noncurrent liabilities. The change in the standard warranty liability for the three months ended March 31, 2025 and 2024 is as follows:

(In millions)	2025	2024
Balance as of January 1	$60	$18
Increase for warranties issued	4	3
Increase for pre-existing warranties	4	6
Decrease for payments	(8)	(5)
Balance as of March 31	$60	$22

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Notes to Condensed Combined Financial Statements (Unaudited)
During the three months ended March 31, 2025 and 2024, the Company increased the standard pre-existing warranty accrual for the Building Envelope segment by $4 million and $6 million, respectively, which was recorded in Cost of revenues on the unaudited condensed combined statements of operations, notably attributed to a pre-acquisition manufacturing issue. The increase in the pre-existing accrual associated with the Company’s standard warranty program was influenced by important factors such as the long-tail line of lifetime coverage, the continuation of high product liability claims costs and the accelerated processing of product liability claims.
Environmental matters
The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to, among other things, environmental matters (including climate change and greenhouse gas emissions), health and safety matters (including related to the use of hazardous materials) and other regulatory matters. Environmental operating permits, which are subject to modification, renewal and revocation, may be required for the Company’s operations. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses, and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s financial condition, results of operations or liquidity.
It is reasonably possible that our exposure will exceed amounts accrued. However, due to uncertainties about the status of laws, regulations, technology and information related to individual sites and lawsuits, such amounts are not reasonably estimable. The Company had accrued environmental remediation obligations of $63 million and $64 million for cleanup, restoration and ongoing maintenance and monitoring requirements as of March 31, 2025 and December 31, 2024, respectively, which are included in Other current liabilities and Other noncurrent liabilities on the condensed combined balance sheets.
Off balance sheet arrangements
Periodically, the Company enters into off balance sheet commitments, including surety bonds and letters of credit, to fulfill certain obligations related to specific projects, insurance and site restoration. As of March 31, 2025 and December 31, 2024, the Company had outstanding commitments amounting to $822 million and $809 million, respectively. Historically, no material claims have been made against these financial instruments. The Company did not have any other off balance sheet arrangements as of March 31, 2025 and December 31, 2024.
Parent lease guarantee
The Company has a lease agreement with a third party for a plant in Salt Lake City, Utah with an estimated lease liability of $79 million that was guaranteed by Parent as of March 31, 2025.
Self-insurance reserves
The Company’s wholly-owned captive insurance company, Mountain Prairie Insurance Company (“MPIC”), which is subject to applicable insurance rules and regulations, insures the Company’s exposure related to workers’ compensation, general liability, product liability and automobile liability on a primary basis. Additionally, the Company maintains a self-insurance reserve for health insurance programs offered to eligible employees. The Company purchases excess coverage from unrelated insurance carriers and obtains third-party coverage for other forms of insurance.
MPIC establishes a reserve for estimated losses on reported claims and those incurred but not yet reported utilizing actuarial projections and historical trends. The reserves are classified within Other current liabilities or Other noncurrent liabilities on the condensed combined balance sheets based on projections of when the estimated loss will be paid. The estimates that are utilized to record potential losses on claims are inherently subjective, and actual claims could differ from amounts recorded, which could result in an increase or decrease of expense in future periods.
Self-insurance reserves were $122 million and $102 million as of March 31, 2025 and December 31, 2024, respectively.

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Notes to Condensed Combined Financial Statements (Unaudited)
Note 18. Related party
Related-party transactions
The Company and Parent have historically had intercompany activity, resulting in revenues and expenses for both parties. Transactions between the Company and other businesses of Parent are considered related-party transactions. Revenues for products and services provided to Parent by the Company were $25 million and $22 million for the three months ended March 31, 2025 and 2024, respectively. The costs incurred by the Company related to products and services purchased from Parent were $31 million and $45 million for the three months ended March 31, 2025 and 2024, respectively, and are contained within Cost of revenues on the unaudited condensed combined statements of operations. The Company also generated revenues from its equity method investees of $2 million for each of the three months ended March 31, 2025 and 2024.
Certain related-party transactions between the Company and Parent have been included in these unaudited condensed combined financial statements. Trade receivables and payables, as well as non-trade receivables and payables, between the Company and Parent are cash settled and have been presented on the condensed combined balance sheets as Due from related-party and Due to related-party, respectively. The net effect of the settlement of these intercompany transactions is reflected within Cash flows from operating activities on the unaudited condensed combined statements of cash flows. As of March 31, 2025 and December 31, 2024, trade receivables from Parent were $20 million and $21 million, respectively, non-trade receivables from Parent were $25 million and $37 million, respectively, trade payables due to Parent were $12 million and $8 million, respectively, and non-trade payables due to Parent were $25 million and $3 million, respectively.
Allocation of corporate expenses
The unaudited condensed combined statements of operations include expense allocations for certain corporate, infrastructure and other shared services provided by Parent on a centralized basis, including but not limited to accounting and financial reporting, treasury, tax, legal, human resources, information technology, insurance, employee benefits and other shared services that are either specifically identifiable or directly attributable to the Company. These expenses have been allocated to the Company on the basis of direct usage when specifically identifiable, with the remainder predominantly allocated on a pro rata basis using revenues. The Company’s management considers this allocation to be a reasonable reflection of the utilization of services provided or the benefit received by the Company during the periods presented. However, these expense allocations may not be indicative of the actual expenses that would have been incurred had the Company been a standalone company during the periods presented, and they may not reflect what the Company’s results of operations may be in the future.
All such amounts have been deemed to have been incurred and settled by the Company in the period in which the costs were recorded and are included within Net parent investment on the condensed combined balance sheets.
Allocations for management costs and corporate support services provided to the Company were as follows:

	For the three months ended March 31,
(In millions)	2025	2024
Cost of revenues	$8	$10
Selling, general and administrative expenses	19	18
Total	$27	$28

Following the Spin-off, certain services that Parent historically provided to the Company will continue to be provided to the Company by Parent on a transitional basis pursuant to a transition services agreement and certain other ancillary agreements between the Company and Parent. These services are primarily for information technology-related functions. At the end of the transitional periods specified in these agreements, the Company will need to perform these services using the Company’s own resources or hire third-party service providers to perform these services on the Company’s behalf.

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Notes to Condensed Combined Financial Statements (Unaudited)
Cash management and financing
Historically, a majority of the Company’s subsidiaries participate in Parent’s centralized cash management and financing function. While the Company maintains bank accounts in the name of its respective legal entities in order to conduct day-to-day business, cash is managed centrally as part of the overall treasury function and Parent oversees a cash pooling program whereby cash is swept from any subsidiary accounts, including the Company’s accounts, on a daily basis. This mechanism optimizes cash management and is used to ensure all of Parent’s businesses have the working capital needed to run their day-to-day activities.
Depending on the Company’s contributions and withdrawals to and from the cash pool, it can either be in a net lending or borrowing position. No maturity dates nor payment schedules are outlined in the agreements governing the cash pooling program and there is no periodic cash settlement as part of the cash pooling program. As of March 31, 2025 and December 31, 2024, the Company had outstanding receivables related to amounts provided to Parent’s centralized cash management and financing function of $359 million and $532 million, respectively, which are included in Related-party notes receivable on the condensed combined balance sheets. For each of the three months ended March 31, 2025 and 2024, the Company paid interest expense of less than $1 million on borrowings from Parent’s centralized cash management and financing function, and received interest income of $5 million and $3 million for the three months ended March 31, 2025 and 2024, respectively, on amounts contributed to the cash pooling program.
Related-party notes payable
The Company has short-term and long-term borrowing arrangements with Parent. These borrowings have been included in both current and noncurrent liabilities within Related-party notes payable on the condensed combined balance sheets.
The borrowing arrangements with Parent are primarily for working capital needs and for financing certain acquisitions and have an aggregate principal balance of $7,662 million and $7,647 million as of March 31, 2025 and December 31, 2024, respectively, with varying maturities from 2025 to 2039 and stated rates varying from 3.39% to 7.41% as of March 31, 2025 and December 31, 2024. The weighted average effective interest rate of the related-party notes payable was 5.45% as of March 31, 2025 and December 31, 2024. The Company recognized interest expense from related-party notes payable of $108 million and $114 million for the three months ended March 31, 2025 and 2024, respectively. As of March 31, 2025 and December 31, 2024, interest payable to Parent was $130 million and $78 million, respectively, related to related-party notes payable.
Note 19. Supplemental cash flow information
Cash expenditures were as follows:

	For the three months ended March 31,
(In millions)	2025	2024
Interest paid	$71	$80
Income taxes paid	207	123
Operating cash flows used for operating leases	(41)	(38)
Operating cash flows used for finance leases	(4)	(3)
Financing cash flows used for finance leases	(22)	(18)

Non-cash investing and financing transactions were as follows:

	For the three months ended March 31,
(In millions)	2025	2024
Accrued purchases of property, plant and equipment	$55	$51
Right-of-use assets obtained in exchange for new operating lease liabilities	46	114
Right-of-use assets obtained in exchange for new finance lease liabilities	19	28
Debt assumed in connection with a business combination	2	—

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Notes to Condensed Combined Financial Statements (Unaudited)
Note 20. Net parent investment
Net parent investment in the condensed combined balance sheets and unaudited condensed combined statements of equity represents Parent’s historical investment in the Company, the net effect of transactions with Parent and allocations from Parent, and the Company’s accumulated earnings. Net transfers to Parent are included within Net parent investment. The components of Net transfers to Parent on the unaudited condensed combined statements of cash flows and the reconciliation to the corresponding amounts presented within the unaudited condensed combined statements of equity, which includes certain non-cash elements, were as follows:

	For the three months ended March 31,
(In millions)	2025	2024
Net transfers to Parent as reflected on the unaudited condensed combined statements of cash flows(1)	$(89)	$(107)
Other non-cash activities with Parent, net(2)	(5)	14
Net transfers to Parent as reflected on the unaudited condensed combined statements of equity	$(94)	$(93)

(1)	Net transfers to Parent as reflected on the unaudited condensed combined statements of cash flows includes general financing activities and allocation of Parent’s corporate expenses.
(2)	Other non-cash activities with Parent, net primarily consist of income taxes paid by Parent.
Note 21. Subsequent events
The Company has evaluated events and transactions that occurred through May 7, 2025, the date these unaudited historical condensed combined financial statements were available for issuance, for potential recognition or disclosure in these unaudited historical condensed combined financial statements. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in these unaudited historical condensed combined financial statements except as noted below.
On April 7, 2025, Holcim Finance US LLC (the “Issuer”), a subsidiary of Holcim Participations (US) Inc. , completed a $3.4 billion bond offering pursuant to an indenture agreement in four tranches consisting of the following: $700 million two-year senior notes priced at a fixed coupon of 4.60% maturing in 2027, $700 million three-year senior notes priced at a fixed coupon of 4.70% maturing in 2028, $1.0 billion five-year senior notes priced at a fixed coupon of 4.95% maturing in 2030 and $1.0 billion ten-year senior notes priced at a fixed coupon of 5.40% maturing in 2035 (collectively, the “Notes”). The net proceeds to the Company from the Notes offering was $3,387 million after deductions for discounts and related debt issuance costs of $13 million. The Notes will initially be fully and unconditionally guaranteed on a senior unsecured basis by Parent until completion of the Spin-off, anticipated in June 2025. Following the completion of the transfer of shares of Holcim Participations (US) Inc. (including all the shares of its direct and indirect subsidiaries and, thereby, the shares of the Issuer) by Parent to the Company, expected to be on or around May 15, 2025, the Notes will be fully and unconditionally guaranteed on a senior unsecured basis by the Company. Therefore, for a limited period, both the Company and Parent will guarantee the Notes before the Parent’s guarantee is automatically terminated and released upon the completion of the Spin-off. If the Spin-off has not occurred by March 23, 2026, the Issuer is required to redeem the Notes then outstanding as specified in the indenture agreement. The Company intends to use the proceeds from the offering of the Notes to repay certain related-party notes with Parent.
On April 8, 2025, the Company provided notice of the Notes offering to the administrative agent of the Bridge Loan as disclosed in Note 10 (Debt). As a result, the Bridge Loan available is currently $1.7 billion due to the fact that the Company received net cash proceeds of $3.4 billion from the Notes offering.